UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 814-01301
MONROE CAPITAL INCOME PLUS CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Maryland	83-0711022
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

311 South Wacker Drive, Suite 6400 Chicago, Illinois	60606
(Address of Principal Executive Office)	(Zip Code)

(312) 258-8300
(Registrant’s Telephone Number, Including Area Code)
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
None	N/A	N/A
Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.001 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
As of June 30, 2024, there was no established public market for the Registrant’s common stock.
As of February 27, 2025, the registrant had 198,704,495 shares of common stock, $0.001 par value, outstanding.
Documents Incorporated by Reference
Portions of the registrant’s definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A relating to the registrant’s 2025 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days following the end of the Company’s fiscal year, are incorporated by reference in Part III of this Annual Report on Form 10-K as indicated herein.

CERTAIN DEFINITIONS
Except as otherwise specified in this Annual Report on Form 10-K (“Annual Report”), the terms:
•“we,” “us,” “our” and the “Company” refer to Monroe Capital Income Plus Corporation, a Maryland corporation, and its consolidated subsidiaries;
•MC Advisors refers to Monroe Capital BDC Advisors, LLC, our investment adviser, a Delaware limited liability company and affiliate of Monroe Capital;
•MC Management refers to Monroe Capital Management Advisors, LLC, our administrator, a Delaware limited liability company and affiliate of Monroe Capital; and
•Monroe Capital refers to Monroe Capital LLC, a Delaware limited liability company, and its subsidiaries and affiliates.
FORWARD-LOOKING STATEMENTS
This Annual Report on Form 10-K contains statements that constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Some of the statements in this Annual Report on Form 10-K constitute forward-looking statements because they relate to future events or our future performance or future financial condition. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our company, our industry, our beliefs and our assumptions. The forward-looking statements contained in this Annual Report on Form 10-K involve risks and uncertainties, including statements as to:
•our future operating results;
•our business prospects and the prospects of our portfolio companies;
•the dependence of our future success on the general economy and its impact on the industries in which we invest;
•the impact of the ongoing military conflict in the Middle East and Europe and general uncertainty surrounding the financial and political stability of the United States, the United Kingdom, the European Union and China;
•the impact of a protracted decline in the liquidity of credit markets on our business;
•the impact of increased competition;
•the impact of changing interest rates and elevated inflation rates and the risk of recession on our business prospects and the prospects of our portfolio companies;
•our contractual arrangements and relationships with third parties;
•the valuation of our investments in portfolio companies, particularly those having no liquid trading market;
•actual and potential conflicts of interest with MC Advisors, MC Management and other affiliates of Monroe Capital;
•the ability of our portfolio companies to achieve their objectives;
•the use of borrowed money to finance a portion of our investments;
•the adequacy of our financing sources and working capital;

•the timing of cash flows, if any, from the operations of our portfolio companies;
•the ability of MC Advisors to locate suitable investments for us and to monitor and administer our investments;
•the ability of MC Advisors or its affiliates to attract and retain highly talented professionals;
•our ability to qualify and maintain our qualification as a regulated investment company and as a business development company; and
•the impact of future legislation and regulation on our business and our portfolio companies.
We use words such as “anticipates,” “believes,” “expects,” “intends,” “seeks,” “plans,” “estimates,” “targets” and similar expressions to identify forward-looking statements. The forward-looking statements contained in this Annual Report on Form 10-K involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Part I-Item 1A. Risk Factors” in this Annual Report on Form 10-K.
Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. Important assumptions include our ability to originate new loans and investments, certain margins and levels of profitability and the availability of additional capital. In light of these and other uncertainties, the inclusion of a projection or forward-looking statements in this Annual Report on Form 10-K should not be regarded as a representation by us that our plans and objectives will be achieved.
We have based the forward-looking statements included in this Annual Report on Form 10-K on information available to us on the date of this Annual Report on Form 10-K, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements in this Annual Report on Form 10-K, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we may file in the future with the Securities and Exchange Commission (the "SEC"), including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

PART I
ITEM 1. BUSINESS
FORMATION OF OUR COMPANY AND OFFERING OF OUR SHARES
We are a Maryland corporation formed on May 30, 2018. We are an externally managed closed-end, non-diversified specialty finance company organized to maximize the total return to our stockholders in the form of current income and capital appreciation through a variety of investments. On January 14, 2019, we elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). After our election to be regulated as a BDC, we elected to be treated as a regulated investment company (“RIC”) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2019. We currently qualify and intend to qualify annually to be treated as a RIC for U.S. federal income tax purposes.
We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and we intend to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards.
On June 27, 2018, we issued and sold 100 shares of common stock, par value $0.001, at an aggregate purchase price of $1 thousand ($10.00 per share) to MC Management, an affiliate of MC Advisors, our investment adviser. The sale of our common stock was approved by the unanimous consent of our Board of Directors (the “Board”) at the time.
We commenced our loan origination and investment activities contemporaneously with the initial closing of an initial private offering (the “Initial Private Offering”) on January 15, 2019 (the “Initial Closing Date”). On November 16, 2020, we held the final closing of our Initial Private Offering. In connection with the Initial Private Offering, we issued 13,557,496 shares of common stock to our investors for an aggregate purchase price of $133.1 million. In connection with the Second Private Offering (as defined below), as of December 31, 2024, we have issued 182,449,508 shares of common stock to our investors for an aggregate purchase price of $1.9 billion.
Effective as of June 15, 2023, we amended our charter to increase the number of shares of common stock we are authorized to issue from 100,000,000 to 300,000,000.
The following table summarizes the issuance of shares of our common stock pursuant to the Initial Private Offering (in thousands except shares and per share data) as of December 31, 2024:

Date	NAV Per Share	Shares Issued	Proceeds
Initial Private Offering:
January 15, 2019	$10.00	1,017,500	$10,175
April 2, 2019	10.00	1,596,600	15,966
April 4, 2019	10.00	275,500	2,755
April 8, 2019	10.00	21,000	210
July 1, 2019	10.00	2,384,300	23,843
October 1, 2019	10.00	1,527,500	15,275
January 2, 2020	10.00	2,036,841	20,369
May 15, 2020	9.29	1,580,867	14,686
August 17, 2020	9.50	1,049,263	9,968
November 16, 2020	9.60	2,068,125	19,854
Total		13,557,496	$133,101

We are currently conducting our second best efforts, continuous private offering of our common stock to “accredited investors” in reliance on an exemption from the registration of the Securities Act (the “Second Private Offering”). At each closing, an investor will purchase shares of our common stock pursuant to a subscription agreement entered into with us. At each closing, investors will be required to fund their full subscription to purchase shares of our common stock.
The following table summarizes the issuance of shares of our common stock pursuant to the Second Private Offering (in thousands except shares and per share data) as of December 31, 2024:

Date	NAV Per Share	Shares Issued	Proceeds
Second Private Offering:
March 15, 2021	$9.74	5,301,797	$51,639
May 18, 2021	9.86	2,792,748	27,537
August 18, 2021	9.94	6,086,569	60,500
November 17, 2021	10.06	7,959,940	80,077
March 15, 2022	10.10	12,173,590	122,953
May 17, 2022	10.16	8,022,706	81,511
August 16, 2022	10.10	8,681,792	87,686
November 15, 2022	10.10	8,895,565	89,845
March 16, 2023	10.13	9,474,500	95,977
May 16, 2023	10.25	8,321,086	85,291
August 16, 2023	10.22	17,653,821	180,422
November 16, 2023	10.25	17,490,825	179,281
March 15, 2024	10.24	25,864,010	264,847
May 16, 2024	10.34	11,786,647	121,874
August 16, 2024	10.34	15,732,189	162,671
November 15, 2024	10.39	16,211,723	168,440
Total		182,449,508	$1,860,551
During 2022, we commenced a quarterly share repurchase program in which we intend to repurchase, in each quarter, up to 5% of the shares of common stock outstanding as of the close of the previous calendar quarter (the “Share Repurchase Program”), subject to the discretion of our Board. In addition to Board approval, such repurchases are subject to the availability of cash to fund such repurchases. Our Board may amend, suspend or terminate the share repurchase program if it deems such action to be in our best interest and the best interest of our stockholders.

The following tables summarize the total shares repurchased that were validly tendered under the Share Repurchase Program and not withdrawn (in thousands except shares and per share data) as of December 31, 2024:

Date	Price Per Share	Shares Repurchased	Total Cost
Shares Repurchased:
April 15, 2022	$10.10	641,640	$6,480
June 16, 2022	10.16	333,527	3,389
September 16, 2022	10.10	139,216	1,406
December 15, 2022	10.10	208,828	2,110
March 30, 2023	10.13	906,750	9,185
June 29, 2023	10.25	664,987	6,816
September 28, 2023	10.22	618,326	6,319
December 28, 2023	10.25	2,050,939	21,022
March 28, 2024	10.24	1,996,254	20,442
June 27, 2024	10.34	1,142,195	11,810
September 27, 2024	10.34	1,752,160	18,118
December 27, 2024	10.39	932,567	9,689
Total		11,387,389	$116,786
There were no shares repurchased prior to January 1, 2022.
OVERVIEW OF OUR BUSINESS
We are a specialty finance company that is focused on providing financing solutions primarily to lower middle-market companies in the United States and Canada. We seek to provide investors with attractive risk-adjusted returns and downside protection associated with investing in asset-based and secured corporate private credit opportunities in a manner that is decoupled from public markets’ volatility. We expect to invest primarily in: (i) senior secured and junior secured and unsecured loans, notes, bonds, preferred equity (including preferred partnership equity), convertible debt and other securities; (ii) unitranche secured loans (a combination of senior secured and junior secured debt in the same facility in which we syndicate a “first out” portion of the loan to an investor and retain a “last out” portion of the loan) and securities; (iii) asset-based loans and securities; (iv) small business loans and leases; (v) structured debt and structured equity; (vi) syndicated loans; (vii) securitized debt and subordinated notes of collateralized loan obligations (“CLO”) facilities, asset-backed securities and other securitized products and warehouse loan facilities (“Securitized Products”); (viii) opportunities to acquire illiquid investments from other third-party funds as a result of liquidity constraints resulting from investor redemptions and market dislocations; and (ix) capital investments in the secondary markets.
We do not limit our investments to any particular industry or geographic area when investing in qualifying assets (as defined in Section 55(a) of the 1940 Act), which are required to constitute at least 70% of our total assets. Subject to that requirement, we may also invest in issuers in the specialty finance, consumer finance, litigation finance, and commercial and residential real estate finance areas, as well as in fund finance, secondary opportunities in pooled investment funds managed by a third-party investment adviser and private equity or private debt fund-level financing backed by the residual value of third-party private equity or private debt fund portfolio companies. We seek to take advantage of the supply and demand gap in multiple segments of the private credit markets throughout an economic cycle.
We use Monroe Capital’s extensive leveraged finance origination infrastructure and broad expertise in sourcing loans to invest in senior secured, unitranche secured and junior secured debt of middle-market companies. Our investment size will vary proportionately with the size of our capital base. We believe that our focus on lending to lower middle-market companies offers several advantages as compared to lending to larger companies, including more attractive economics, lower leverage, more comprehensive and restrictive covenants, more expansive events of default, relatively small debt facilities that provide us with enhanced influence over our borrowers, direct access to borrower management and improved information flow.

We expect that the companies in which we invest may be leveraged, often as a result of leveraged buyouts or other recapitalization transactions, and, in certain cases, will not be rated by national ratings agencies. If such companies were rated, we believe that they would typically receive a rating below investment grade (between BB and CCC under the Standard & Poor’s system) from the national rating agencies.
Since the commencement of our operations, we have grown the fair value of our portfolio of investments to approximately 4.0 billion at December 31, 2024. Our portfolio at December 31, 2024 consists of 233 different portfolio companies and our holdings include senior secured loans, unitranche secured loans, junior secured loans and equity investments. As of December 31, 2024, our portfolio included approximately 87.1% senior secured loans, 3.7% unitranche secured loans, 4.4% junior secured loans and 4.8% equity securities. As of December 31, 2024, we have borrowed 481.1 million under our senior secured revolving credit facility (the “Revolving Credit Facility”), 243.3 million under our secured revolving credit facility (the “SPV Credit Facility”), 196.0 million under our senior secured term credit facility (the “SPV II Credit Facility”), 75.0 million under our secured revolving credit facility (the “SPV III Credit Facility”), 248.6 million under our second secured revolving credit facility (the “SPV IV Credit Facility”), 294.6 million on our 2022 asset-backed securitization (the “2022 ABS”), $209.1 million on our 2023 asset-backed securitization (the “2023 ABS”), 200.0 million in senior unsecured notes (the “2028 Notes”) and 204.0 million in senior unsecured notes (the “2029 Notes”).
OUR INVESTMENT ADVISOR
Our investment activities are managed by our investment advisor, MC Advisors, pursuant to an investment advisory agreement (the “Investment Advisory Agreement”). MC Advisors is responsible for sourcing potential investments, conducting research and due diligence on prospective investments and their private equity sponsors, analyzing investment opportunities, structuring our investments and managing our investments and portfolio companies on an ongoing basis. MC Advisors was organized in February 2011 and is registered with the U.S. Securities and Exchange Commission (the “SEC”) as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
Under our Investment Advisory Agreement with MC Advisors, we pay MC Advisors a base management fee and an incentive fee for its services. While not expected to review or approve each investment, our independent directors periodically review MC Advisors’ services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our Board, including the independent directors, considers whether our fees and expenses (including those related to leverage) remain appropriate.
MC Advisors seeks to capitalize on the significant deal origination, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of Monroe Capital’s investment professionals. The senior management team of Monroe Capital, including Theodore L. Koenig and Lewis W. Solimene, Jr., provides investment services to MC Advisors pursuant to a staffing agreement (the “Staffing Agreement”) between MC Management, an affiliate of Monroe Capital, and MC Advisors. Messrs. Koenig and Solimene, Jr. have developed a broad network of contacts within the investment community and average more than 40 years of experience investing in debt and equity securities of lower middle-market companies. In addition, Messrs. Koenig and Solimene, Jr. have extensive experience investing in assets that constitute our primary focus and have expertise in investing throughout all periods of the economic cycle. Monroe Capital’s core team of investment professionals has an established track record in sourcing, underwriting, executing and monitoring transactions.
In addition to his role with Monroe Capital, Mr. Koenig serves as an interested director on the Board. Mr. Koenig has approximately 40 years of experience in structuring, negotiating and closing transactions on behalf of asset-backed lenders, commercial finance companies, financial institutions and private equity investors at organizations including Monroe Capital, which Mr. Koenig founded in 2004, and Hilco Capital LP, where he led investments in over 20 companies in the lower middle-market. Mr. Solimene Jr. has more than 40 years of experience in alternative investing, corporate finance, restructuring and special situations experience at organizations including Allstate Investments, Macquarie Capital (USA), Inc., Ernst & Young Corporate Finance, LLC and Banc of America Securities, LLC. Mr. Solimene Jr. is joined on MC Advisors’ investment committee by Zia Uddin and Michael Egan, each of whom is a senior investment professional at Monroe Capital. Mr. Uddin also serves as the President and Co-Portfolio Manager, Institutional Portfolios at Monroe Capital. Mr. Uddin has more than 30 years of management consulting, corporate finance, private equity, turnaround and investing experience. Prior to Monroe Capital, Mr. Uddin worked at organizations including two middle market private equity funds and Arthur Andersen LLP. Mr. Egan also serves as the Vice Chairman and Chief Credit Officer at Monroe Capital. Mr. Egan has more than 40 years of experience in commercial finance, credit administration, banking and distressed investing. Prior to Monroe Capital, Mr. Egan worked at organizations including Hilco Capital, The CIT Group/Business Credit, Inc., The National Community Bank of New Jersey (The Bank of New York) and KeyCorp.

ABOUT MONROE CAPITAL
Monroe Capital, a Delaware limited liability company that was founded in 2004, is a leading lender to middle-market companies. During the year ended December 31, 2023, Monroe Capital acquired Horizon Technology Finance Management LLC ("Horizon"). Horizon is a leading investment manager of venture debt products for high-growth companies in the technology, life sciences healthcare information and services, and sustainability industries. The acquisition of Horizon augments Monroe Capital's existing platform with an experienced investment team and distinguished track record across multiple market cycles. Unless otherwise noted, all references to Monroe Capital include Horizon.
As of January 1, 2025, Monroe Capital had approximately $20.3 billion in assets under management. Over its more than twenty-year history, Monroe Capital has developed an established lending platform that we believe generates consistent deal flow from a network of proprietary relationships. Monroe Capital’s assets under management are comprised of a diverse portfolio of over 540 current investments that were either originated directly by Monroe Capital or sourced from Monroe Capital’s third-party relationships. From Monroe Capital’s formation in 2004 through December 31, 2024, Monroe Capital’s investment professionals invested in over 2200 loans and related investments in an aggregate amount of over 47.7 billion. The senior investment team of Monroe Capital has developed a proven investment and portfolio management process that has performed through multiple market cycles. In addition, Monroe Capital’s investment professionals are supported by a robust infrastructure of administrative and back-office personnel focused on compliance, operations, finance, treasury, legal, accounting and reporting, marketing, information technology and office management.

On October 22, 2024, Monroe Capital announced that certain affiliates, including but not limited to MC Management, Monroe Capital Investment Holdings, L.P. (the parent of MC Advisors), and Monroe Capital Intermediate Holdings, LLC (any such affiliate, collectively, "Monroe"), entered into an equity purchase agreement, dated as of October 21, 2024, pursuant to which Momentum US Bidco LLC, an affiliate of Wendel SE (collectively, with its affiliates, "Wendel"), will acquire a 75% interest in Monroe.

Monroe Capital will continue to operate independently, retaining its current governance and leadership structure, including Theodore L. Koenig as Chief Executive Officer and Chairman, Zia Uddin as President, Michael Egan as Vice Chairman and Chief Credit Officer, and Tom Aronson as Vice Chairman and Head of Originations. Monroe Capital's investment process, strategy and operations will remain the same, and the investment advisory agreements between Monroe Capital (and its affiliates) and its client funds, including its BDCs, are expected to remain substantively the same.
INVESTMENT STRATEGY
Our investment objective is to provide stockholders with attractive risk-adjusted returns with the downside protection associated with investing in asset-based and secured corporate private credit opportunities in a manner that is decoupled from public markets’ volatility. We seek to provide attractive risk-adjusted returns and downside protection by investing primarily in secured private credit transactions and assets, targeting investments that have significant downside protection through a focus on asset coverage. We invest primarily in: (i) senior secured and junior secured and unsecured loans, notes, bonds, preferred equity (including preferred partnership equity), convertible debt and other securities; (ii) unitranche secured loans (a combination of senior secured and junior secured debt in the same facility in which we syndicate a “first out” portion of the loan to an investor and retain a “last out” portion of the loan) and securities; (iii) asset-based loans and securities; (iv) small business loans and leases; (v) structured debt and structured equity; (vi) syndicated loans; (vii) Securitized Products; (viii) opportunities to acquire illiquid investments from other third-party funds as a result of liquidity constraints resulting from investor redemptions and market dislocations; and (ix) capital investments in the secondary markets. We do not target any specific industry, however, as of December 31, 2024, our largest industry concentration of investments were in the Services: Business, Healthcare & Pharmaceuticals and High Tech Industries which represented approximately 22.5%, 14.8% and 12.4%, respectively, of the fair value of our portfolio.
Qualifying assets (as defined in Section 55(a) of the 1940 Act and discussed in “— Regulation” below) generally must constitute at least 70% of our total assets. Subject to that requirement, we may also invest in issuers in the specialty finance, consumer finance, litigation finance, and commercial and residential real estate finance areas, as well as in secondary opportunities in pooled investment funds managed by a third-party investment adviser and private equity fund-level financing backed by the residual value of third-party private equity fund portfolio companies. We seek to take advantage of the supply and demand gap in multiple segments of the private credit markets throughout an economic cycle.

We may pursue out-of-favor sectors where we can acquire investments at a significant discount to the fundamental value of an issuer’s underlying assets, such as situations where an issuer has liquidity issues, limited refinancing choices, is under time pressure, or has a complicated or faulty capital structure; companies undergoing, or considered likely to undergo, reorganizations; and other pooled investment funds that are dedicated to investing in certain or all of the foregoing.
We have a broad and flexible investment program that allows for maximum flexibility to move quickly and efficiently on sectors and opportunities as economic conditions warrant. This adaptability should facilitate our efforts to seek out inefficiencies and mispricings in markets and in investment arenas in which there is a shortage of financing options. A key advantage is our ability to shift exposures as markets change and the economic cycle fluctuates, and to capitalize on attractive opportunities and strategies wherever and whatever they might be.
We employ a conviction-based approach when allocating capital within our portfolio. Rather than equally weighting each investment, factors such as perceived organizational risk, team risk, strategy risk and legal risk in comparison to the potential return and diversification benefits associated with a particular investment or strategy will heavily influence commitment amounts to each underlying transaction. In the event of downturns in the economic cycle, our investment strategy gives us the flexibility to shift investment allocations to areas with the highest risk adjusted return potential.
Our investment strategy includes the following:
Protection of Capital: We focus on the safety and protection of invested capital through Monroe Capital’s comprehensive underwriting process. Depending on the type of transaction, the loan may have structural protection by being collateralized and will typically have a lien on all of the borrower’s tangible and intangible assets, and a pledge of all company stock. In addition, covenants generally provide the ability for early intervention in the event of deteriorating financial performance of an underlying borrower. Other types of transactions will be protected by detailed analysis and on-going monitoring of collateral.
Conservative Structure: Depending on the type of transaction, loans are expected to have low leverage ratios, conservative loan-to-value and significant equity capital support. When applicable, loans will also have amortization and excess cash-flow recapture based on a conservative estimate of the borrower’s projected free cash-flow. Each transaction will be executed to provide us with the optimal structure for the specific industry.
Return Enhancement: Certain corporate loan transactions will allow us additional yield generation through warrants, equity co-investments, payment-in-kind (“PIK”) interest, success fees and prepayment fees.
Active Investor and Operating Approach to Value Creation: MC Advisors has significant experience in sourcing, structuring, closing, managing and exiting investments. Prior to making an investment on our behalf, MC Advisors conducts a comprehensive financial and operational underwriting process to determine the factors likely to impact ongoing performance by portfolio companies or a proposed restructuring or recapitalization process. This analysis includes the following:
•Due Diligence – MC Advisors utilizes well-defined credit and underwriting criteria and proprietary investment management tools developed through its extensive experience. Standard due diligence items include in-person meetings with senior management, company and asset owners, onsite corporate and asset visits, and detailed calls with key customers and suppliers and examination of compatibility with Monroe Capital’s Environmental, Social and Governance policy. MC Advisors may also utilize third-party firms to conduct quality of earnings analyses, special purpose accounting reviews, asset and enterprise value appraisals, management background checks on senior company management, field audits, technology reviews and business plan reviews. As part of this detailed process, MC Advisors utilizes recognized and experienced vendors (such as external legal counsel, field examiners and asset appraisers) in order to promote consistency and efficiency.
•Strategic Planning – MC Advisors is actively involved in identification, development and execution of various strategies for portfolio companies.
•Executive Development – MC Advisors draws on its network of relationships to assist in the recruiting and developing the management of portfolio companies, as needed.

•Capital Formation – MC Advisors draws on its relationships in the banking, finance, private equity, investment banking and capital markets to assist portfolio companies in capital sourcing, as needed.
Predictability of Returns: Beyond conservative structuring and protection of capital, we seek a predictable exit from our investments. We seek to invest in situations where there are a number of potential exit options that can result in full repayment or a modest refinance of our investment. We seek to structure the majority of our transactions as secured loans with a covenant package that provides for full or partial repayment upon the completion of asset sales and restructurings. Because we seek to structure these transactions to provide for contractually determined, periodic payments of principal and interest, we are less likely to depend on merger and acquisition activity or public equity markets to exit our debt investments. As a result, we believe that we can achieve our target returns even in a period when public markets are depressed.
BUSINESS STRATEGY
We believe that we represent an attractive investment opportunity for the following reasons:
Deep, Experienced Management Team. We are led by Mr. Koenig, our Chairman and Chief Executive Officer, and Mr. Solimene, Jr., our Chief Financial Officer and Chief Investment Officer, who also have active roles within MC Advisors. We are managed by MC Advisors, which has access through the Staffing Agreement to Monroe Capital’s experienced team comprised of approximately 275 professionals. This extensive experience includes the management of investments with borrowers of varying credit profiles and transactions completed in all phases of the credit cycle. Monroe Capital’s senior investment professionals provide us with a difficult-to-replicate sourcing network and a broad range of transactional, financial, managerial and investment skills. This expertise and experience is supported by administrative and back office personnel focused on operations, finance, legal and compliance, accounting and reporting, marketing, information technology and office management. From Monroe Capital’s formation in 2004 through December 31, 2024, Monroe Capital’s investment professionals invested in over 2200 loans and related investments in an aggregate amount of over 47.7 billion.
Differentiated Relationship-Based Sourcing Network. We believe Monroe Capital’s senior investment professionals benefit from extensive relationships with commercial banks, private equity firms, financial intermediaries, management teams and turn-around advisors. We believe that this broad sourcing network differentiates us from our competitors and offers us a diversified origination approach that does not rely on a single channel and offers us consistent deal flow throughout the economic cycle. We also believe that this broad network allows us to originate a substantial number of non-private equity-sponsored investments.
Extensive Institutional Platform for Originating Middle-Market Deal Flow. Monroe Capital’s broad network of relationships and significant origination resources enable us to review numerous lending opportunities, permitting us to exercise a high degree of selectivity in terms of loans to which we ultimately commit. Monroe Capital estimates that it reviewed more than 2100 investment opportunities during 2024. Monroe Capital’s over 2200 previously executed transactions, over 540 of which are with current borrowers, offer us another source of deal flow, as these debt investments reach maturity or seek refinancing. We are also positioned to benefit from Monroe Capital’s established brand name, strong track record in partnering with industry participants and reputation for closing deals on time and as committed. Monroe Capital’s senior investment professionals are complemented by extensive experience in capital markets transactions, risk management and portfolio monitoring.
Disciplined, “Credit-First” Underwriting Process. Monroe Capital has developed a systematic underwriting process that applies a consistent approach to credit review and approval, with a focus on evaluating credit first and then appropriately assessing the risk-reward profile of each loan. MC Advisors’ assessment of credit outweighs pricing and other considerations, as we seek to minimize potential credit losses through effective due diligence, structuring and covenant design. MC Advisors seeks to customize each transaction structure and financial covenant to reflect risks identified through the underwriting and due diligence process. We also seek to actively manage our origination and credit underwriting activities through personal visits and calls on all parties involved with an investment, including the management team, private equity sponsors, if any, or other lenders.

Established Credit Risk Management Framework. We manage our credit risk through a well-defined portfolio strategy and credit policy. In terms of credit monitoring, MC Advisors assigns each loan to a particular portfolio management professional and maintains an internal credit rating analysis for all loans. MC Advisors then employs ongoing review and analysis, together with regular investment committee meetings to review the status of certain complex and challenging loans and a comprehensive quarterly review of all loan transactions. MC Advisors’ investment professionals also have significant turnaround and debt work-out experience, which gives them perspective on the risks and possibilities throughout the entire credit cycle. We believe this careful approach to investment and monitoring enables us to identify problems early and gives us an opportunity to assist borrowers before they face difficult liquidity constraints. By anticipating possible negative contingencies and preparing for them, we believe that we diminish the probability of underperforming assets and loan losses.
INVESTMENTS
Investment Structure
We structure our investments, which typically have maturities of three to seven years, as follows:
Senior Secured Loans. We structure senior secured loans to obtain security interests in the assets of the portfolio company borrowers that serve as collateral in support of the repayment of such loans. This collateral may take the form of first-priority liens on the assets of the portfolio company borrower. Our senior secured loans may provide for moderate loan amortization in the early years of the loan, with the majority of the amortization deferred until loan maturity.
Unitranche Secured Loans. We structure our unitranche secured loans as senior secured loans. We obtain security interests in the assets of these portfolio companies that serve as collateral in support of the repayment of these loans. This collateral may take the form of first-priority liens on the assets of a portfolio company. Generally, we syndicate a “first out” portion of the loan to an investor and retain a “last out” portion of the loan, in which case the “first out” portion of the loan will generally receive priority with respect to payments of principal, interest and any other amounts due thereunder. Unitranche structures combine characteristics of traditional first lien senior secured as well as second lien and subordinated loans and our unitranche secured loans will expose us to the risks associated with second lien and subordinated loans and may limit our recourse or ability to recover collateral upon a portfolio company’s bankruptcy. Unitranche secured loans typically provide for moderate loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity. Unitranche secured loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. In many cases we, together with our affiliates, are the sole or majority lender of our unitranche secured loans, which can afford us additional influence with a borrower in terms of monitoring and, if necessary, remediation in the event of underperformance.
Junior Secured Loans. We structure junior secured loans to obtain a security interest in the assets of these portfolio companies that serves as collateral in support of the repayment of such loans. This collateral may take the form of second priority liens on the assets of a portfolio company. These loans typically provide for moderate loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity.
Preferred Equity. We generally structure preferred equity investments to combine features of equity and debt. We may obtain a security interest in the assets of these portfolio companies that serves as collateral in support of the repayment of such preferred equity, which takes a priority to common stockholders. Preferred equity interests generally have a stated dividend rate and may not have a fixed maturity date.
Warrants and Equity Co-Investment Securities. In some cases, we may also receive nominally priced warrants or options to buy a minority equity interest in the portfolio company in connection with a loan. As a result, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure such warrants to include provisions protecting our rights as a minority-interest holder, as well as a “put,” or right to sell such securities back to the issuer, upon the occurrence of specified events. In other cases, we may make a minority equity co-investment in the portfolio company in connection with a loan. Additionally, we may receive equity in our distressed portfolio companies in conjunction with amendments or additional debt fundings.

We tailor the terms of each investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects our rights and manages our risk while creating incentives for the portfolio company to achieve its business plan and improve its operating results. We seek to limit the downside potential of our investments by:
•selecting investments that we believe have a very low probability of loss;
•requiring a total return on our investments, including both interest and potential equity appreciation, that we believe will compensate us appropriately for credit risk; and
•negotiating covenants in connection with our investments that afford our portfolio companies as much flexibility in managing their businesses as possible, consistent with the preservation of our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or rights to a seat on the board of directors under some circumstances.
We expect to hold most of our investments to maturity or repayment, but we may sell some of our investments earlier if a liquidity event occurs, such as a sale, recapitalization or worsening of the credit quality of the portfolio company, or if an investment has reached its return target.
Investments
We seek to create a diverse portfolio that includes senior secured, unitranche secured, junior secured loans and warrants and equity co-investment securities by investing approximately $2.0 million to $75.0 million of capital, on average, in the securities of middle-market companies. This investment size may vary proportionately with the size of our capital base. Set forth below is a list of our ten largest portfolio company investments as of December 31, 2024, as well as the top ten industries in which we were invested as of December 31, 2024, calculated as a percentage of our total investments at fair value as of such date (in thousands):

Portfolio Company	Fair Value of Investments	Percentage of Total Investments
Security Services Acquisition Sub Corp.	$70,709	1.8%
Xpress Wellness, LLC	65,560	1.6
Dusk Acquisition II Corporation	64,828	1.6
ZI Intermediate II, Inc.	60,998	1.5
Bluesight, Inc.	60,702	1.5
BLP Buyer, Inc.	59,461	1.5
NationsBenefits, LLC	55,908	1.4
Parkhub, Inc.	54,825	1.4
EverService Midco, LLC	54,725	1.4
Freedom U.S. Acquisition Corporation	51,439	1.3
Total	$599,155	15.0%

Industry	Fair Value of Investments	Percentage of Total Investments
Services: Business	$901,082	22.5%
Healthcare & Pharmaceuticals	594,527	14.8
High Tech Industries	497,616	12.4
Services: Consumer	240,488	6.0
FIRE: Finance	233,307	5.8
Construction & Building	222,008	5.5
Media: Advertising, Printing & Publishing	197,904	4.9
Capital Equipment	187,727	4.7
Transportation: Cargo	172,550	4.3
Media: Diversified & Production	111,259	2.8
Total	$3,358,468	83.7%
INVESTMENT PROCESS OVERVIEW
We view our investment process as consisting of the phases described below:
Origination. MC Advisors develops investment opportunities through extensive relationships with regional banks, private equity firms, financial intermediaries, management teams and other turn-around advisors. Monroe Capital has developed this network since its formation in 2004. MC Advisors manages these leads through personal visits and calls by its senior deal professionals. It is these professionals’ responsibility to identify specific opportunities, refine opportunities through due diligence regarding the underlying facts and circumstances and utilize innovative thinking and flexible terms to solve the financing issues of prospective clients. Monroe Capital’s origination professionals are broadly dispersed with 11 offices across the United States, Asia and Australia. Certain of Monroe Capital’s originators are responsible for covering a specified target market based on geography and others focus on specialized industry verticals. We believe Monroe Capital’s origination professionals’ experience is vital to enable us to provide our borrowers with innovative financing solutions. We further believe that their strength and breadth of relationships across a wide range of markets will generate numerous financing opportunities and enable us to be highly selective in our lending activities. In sourcing new transactions, MC Advisors generally seeks opportunities to work with borrowers primarily domiciled in the United States and Canada and typically focuses on industries in which Monroe Capital has previous lending experience.
Due Diligence. For each of our investments, MC Advisors prepares a comprehensive new business presentation, which summarizes the investment opportunity and its due diligence and risk analysis, all from the perspective of strengths, weaknesses, opportunities and threats presented by the opportunity. This presentation assesses the borrower and its management, including products and services offered, market position, sales and marketing capabilities and distribution channels; key contracts, customers and suppliers, meetings with management and facility tours; background checks on key executives; customer calls; and an evaluation of exit strategies. MC Advisors’ presentation typically evaluates historical financial performance of the borrower and includes projections, including operating trends, an assessment of the quality of financial information, capitalization and liquidity measures and debt service capacity. The financial analysis also includes sensitivity analysis against management projections and an analysis of potential downside scenarios, particularly for cyclical businesses. MC Advisors also reviews the dynamics of the borrowers’ industry and assess the maturity, market size, competition, technology and regulatory issues confronted by the industry. As part of this analysis, MC Advisors also reviews the environmental, social and governance (“ESG”) considerations of the industry and the specific business of the borrower. Finally, MC Advisors’ new business presentation includes all relevant third-party reports and assessments, including, as applicable, analyses of the quality of earnings of the prospective borrower, a review of the business by industry and ESG experts and third-party valuations. MC Advisors also includes in this due diligence, if relevant, field exams, collateral appraisals and environmental reviews, as well as a review of comparable private and public transactions.

Underwriting. MC Advisors uses the systematic, consistent approach to credit evaluation developed in house by Monroe Capital with a particular focus on determining the value of a business in a downside scenario. In this process, the senior investment professionals at MC Advisors bring to bear extensive lending experience with emphasis on lessons learned from the past credit cycles. We believe that the extensive credit and debt work-out experience of Monroe Capital’s senior management enables us to anticipate problems and minimize risks. Monroe Capital’s underwriting professionals work closely with its origination professionals to identify individual deal strengths, risks and any risk mitigants. MC Advisors preliminarily screens transactions based on cash flow, enterprise value and asset-based characteristics, and each of these measures is developed on a proprietary basis using thorough credit analysis focused on sustainability and predictability of cash flow to support enterprise value, barriers to entry, market position, competition, customer and supplier relationships, management strength, private equity sponsor track record and industry dynamics. For asset-based transactions, MC Advisors seeks to understand current and future collateral value, opening availability and ongoing liquidity. MC Advisors documents this preliminary analysis, which is thoroughly reviewed by at least one member of its investment committee prior to proposing a formal term sheet. We believe this early involvement of the investment committee ensures that our resources and those of third parties are deployed appropriately and efficiently during the investment process and lowers execution risk for our clients. With respect to transactions reviewed by MC Advisors, we expect that only approximately 10% of our sourced deals will reach the formal term sheet stage.
Credit Approval/Investment Committee Review. MC Advisors employs a standardized, structured process developed by Monroe Capital when evaluating and underwriting new investments for our portfolio. The MC Advisors’ investment committee considers its comprehensive new business presentation to approve or decline each investment. The MC Advisors’ investment committee includes Messrs. Uddin, Solimene Jr. and Egan. The committee is committed to providing a prompt turnaround on investment decisions. Each meeting to approve an investment requires a quorum of at least two members of the investment committee, and each investment must receive unanimous approval by such members of the investment committee.
The following chart illustrates the stages of MC Advisors’ evaluation process:
Evaluation Process
Execution. We believe Monroe Capital has developed a strong reputation for closing deals as proposed, and we intend to continue this tradition. Through MC Advisors’ consistent approach to credit evaluation and underwriting, we seek to close deals as fast or faster than competitive financing providers while maintaining the discipline with respect to credit, pricing and structure necessary to ensure the ultimate success of the financing.

Monitoring. We benefit from the portfolio management system in place at Monroe Capital. This monitoring includes regular meetings between the responsible analyst and our portfolio company to discuss market activity and current events. MC Advisors’ portfolio management staff closely monitors all credits, with senior portfolio managers covering agented and more complex investments with the support of junior portfolio management staff. MC Advisors segregates our capital markets investments by industry. MC Advisors’ monitoring process developed by Monroe Capital has daily, weekly, monthly and quarterly components and related reports, each to evaluate performance against historical, budget and underwriting expectations. MC Advisors’ analysts monitor performance using standard industry software tools to provide consistent disclosure of performance. When necessary, MC Advisors updates our internal risk ratings, borrowing base criteria and covenant compliance reports.
As part of the monitoring process, MC Advisors regularly assesses the risk profile of each of our investments and rates each of them based on an internal proprietary system that uses the categories listed below, which we refer to as MC Advisors’ investment performance risk rating. For any investment rated in Grades 3, 4 or 5, MC Advisors, through its internal Portfolio Management Group (“PMG”), will increase its monitoring intensity and prepare regular updates for the investment committee, summarizing current operating results and material impending events and suggesting recommended actions. The PMG is responsible for oversight and management of any investments rated in Grades 3, 4 or 5. MC Advisors monitors and, when appropriate, changes the investment ratings assigned to each investment in our portfolio. In connection with our valuation process, MC Advisors reviews these investment performance risk ratings on a quarterly basis. The investment performance risk rating system is described as follows:

Investment Performance Risk Rating	Summary Description
Grade 1	Includes investments exhibiting the least amount of risk in our portfolio. The issuer is performing above expectations or the issuer’s operating trends and risk factors are generally positive.

Grade 2	Includes investments exhibiting an acceptable level of risk that is similar to the risk at the time of origination. The issuer is generally performing as expected or the risk factors are neutral to positive.

Grade 3	Includes investments performing below expectations and indicates that the investment’s risk has increased somewhat since origination. The issuer may be out of compliance with debt covenants; however, scheduled loan payments are generally not past due.

Grade 4	Includes an issuer performing materially below expectations and indicates that the issuer’s risk has increased materially since origination. In addition to the issuer being generally out of compliance with debt covenants, scheduled loan payments may be past due (but generally not more than six months past due).

Grade 5	Indicates that the issuer is performing substantially below expectations and the investment risk has substantially increased since origination. Most or all of the debt covenants are out of compliance or payments are substantially delinquent. Investments graded 5 are not anticipated to be repaid in full.
Our investment performance risk ratings do not constitute any rating of investments by a nationally recognized statistical rating organization or reflect or represent any third-party assessment of any of our investments.
In the event of a delinquency or a decision to rate an investment Grade 4 or Grade 5, the PMG, in consultation with the investment committee, will develop an action plan. Such a plan may require a meeting with the borrower’s management or the lender group to discuss reasons for the default and the steps management is undertaking to address the under-performance, as well as amendments and waivers that may be required. In the event of a dramatic deterioration of a credit, MC Advisors and the PMG will form a team or engage outside advisors to analyze, evaluate and take further steps to preserve our value in the credit. In this regard, we would expect to explore all options, including in a private equity sponsored investment, assuming certain responsibilities for the private equity sponsor or a formal sale of the business with oversight of the sale process by us. The PMG and the investment committee have extensive experience in running debt work-out transactions and bankruptcies.

The following table shows the distribution of our investments on the 1 to 5 investment performance risk rating scale as of December 31, 2024 (in thousands):

Investment Performance Risk Rating	Investments at Fair Value	Percentage of Total Investments
1	$—	—%
2	3,691,716	92.1
3	282,635	7.1
4	33,755	0.8
5	867	0.0 *
Total	$4,008,973	100.0%
___________________________________________________
*Represents an amount less than 0.1%.
The following table shows the distribution of our investments on the 1 to 5 investment performance risk rating scale as of December 31, 2023 (in thousands):

Investment Performance Risk Rating	Investments at Fair Value	Percentage of Total Investments
1	$—	—%
2	2,360,087	93.3
3	158,849	6.3
4	9,231	0.4
5	—	—
Total	$2,528,167	100.0%
MANAGEMENT AND OTHER AGREEMENTS
MC Advisors is located at 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606. MC Advisors is a registered investment adviser under the Advisers Act. Subject to the overall supervision of our Board and in accordance with the 1940 Act, MC Advisors manages our investing activities operations and provides investment advisory services to us, pursuant to the Investment Advisory Agreement entered into on December 5, 2018. Under the terms of the Investment Advisory Agreement, MC Advisors:
•determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;
•assists us in determining what securities we purchase, retain or sell;
•identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and
•executes, closes, services and monitors the investments we make.
MC Advisors’ services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.
Management and Incentive Fee
For providing us with investment advisory services pursuant to the Investment Advisory Agreement, MC Advisors receives a fee from us, consisting of two components — a base management fee and an incentive fee.

On April 18, 2022, MC Advisors agreed to permanently waive a portion of the base management fees and incentive fees payable by us to MC Advisors under the Investment Advisory Agreement pursuant to a fee waiver letter. The base management fee waivers took effect beginning April 1, 2022 (the “Effective Date”) and the incentive fee waivers took effect beginning January 1, 2022.
Beginning with the Effective Date, the base management fee is calculated at an annual rate of 1.25% of average total assets (reduced from 1.50%), which includes assets financed using leverage. Following any future quotation or listing of our securities on a national securities exchange (an “Exchange Listing”) or any future quotation or listing of securities on any other public trading market, the base management fee will be calculated at an annual rate of 1.75% of average invested assets (calculated as total assets excluding cash). The base management fee is payable in arrears.
The incentive fee consists of two parts. The first part is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the preceding quarter. Pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee), any expenses payable under our administration agreement between us and MC Management (the “Administration Agreement”) and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero-coupon securities, accrued income that we have not yet received in cash. MC Advisors is not under any obligation to reimburse us for any part of the incentive fee it receives that was based on accrued interest that we never actually receive.
Pre-incentive fee net investment income does not include any realized capital gains or losses or unrealized capital gains or losses. If any distributions from portfolio companies are characterized as a return of capital, such returns of capital would affect the capital gains incentive fee to the extent a gain or loss is realized. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a quarter where we incur a loss. For example, if we receive pre-incentive fee net investment income in excess of the hurdle rate (as defined below) for a quarter, we will pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized and unrealized capital losses.
Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed “hurdle rate” of 1.50% per quarter (6% annually).
Prior to April 1, 2022, we paid MC Advisors an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:
•no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the hurdle rate of 1.50% (6% annually);
•100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 1.76% in any calendar quarter prior to an Exchange Listing or 1.88% in any calendar quarter following an Exchange Listing. We refer to this portion of our pre-incentive fee net investment income as the “catch-up” provision. Prior to an Exchange Listing, the catch-up is meant to provide MC Advisors with 15% of the pre-incentive fee net investment income as if a hurdle rate did not apply if this net investment income exceeds 1.76% in any calendar quarter, and following an Exchange Listing, the catch-up is meant to provide MC Advisors with 20% of the pre-incentive fee net investment income as if a hurdle rate did not apply if this net investment income exceeds 1.88% in any calendar quarter; and
•prior to an Exchange Listing, 15% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.76% in any calendar quarter, and following an Exchange Listing, 20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.88% in any calendar quarter.
Effective April 1, 2022, prior to an Exchange Listing, we shall pay MC Advisors an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:
•no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the hurdle rate of 1.50% (6% annually);

•100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 1.7143% (reduced from 1.76%) in any calendar quarter prior to an Exchange Listing or 1.88% in any calendar quarter following an Exchange Listing. We refer to this portion of our pre-incentive fee net investment income as the “catch-up” provision; and
•prior to an Exchange Listing, 12.5% of the amount of our pre-incentive fee net investment income (a reduction from 15.0% of the amount of our pre-incentive fee net income), if any, that exceeds 1.7143% (reduced from 1.76%) in any calendar quarter, and following an Exchange Listing, 20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.88% in any calendar quarter.
The following is a graphical representation of the calculation of the income-related portion of the incentive fee both prior to and after the effectiveness of the fee waiver letter:
Pre-Incentive Fee Net Investment Income (expressed as a percentage of the value of net assets) prior to April 1, 2022

Pre-Incentive Fee Net Investment Income (expressed as a percentage of the value of net assets) beginning with April 1, 2022
These calculations are appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.
The second part of the incentive fee is a capital gains incentive fee that is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 12.5% (permanently reduced from 15.0% effective January 1, 2022) of our realized capital gains as of the end of the fiscal year. In determining the capital gains incentive fee payable to MC Advisors, we calculate the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since our inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in our portfolio. For this purpose, cumulative aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the amortized cost of such investment. Cumulative aggregate realized capital losses equals the sum of the amounts by which the net sales price of each investment, when sold, is less than the amortized cost of such investment since our inception. Aggregate unrealized capital depreciation equals the sum of the difference, if negative, between the valuation of each investment as of the applicable calculation date and the amortized cost of such investment. At the end of the applicable year, the amount of capital gains that will serve as the basis for our calculation of the capital gains incentive fee equals the cumulative aggregate realized capital gains less cumulative aggregate realized capital losses, less aggregate unrealized capital depreciation, with respect to our portfolio of investments. If this number is positive at the end of such year, then the capital gains incentive fee for such year equals 12.5% of such amount, less the aggregate amount of any capital gains incentive fees paid in respect of our portfolio in all prior years.
While the Investment Advisory Agreement with MC Advisors neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute for Certified Public Accountants Technical Practice Aid for investment companies, we include unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual reflects the incentive fees that would be payable to MC Advisors if our entire portfolio was liquidated at its fair value as of the balance sheet date even though MC Advisors is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized. See "Recent Developments" for additional information on our Investment Advisory Agreement.

Payment of Our Expenses
All investment professionals of MC Advisors and/or its affiliates, when and to the extent engaged in providing investment advisory services to us, and the compensation and routine overhead expenses of personnel allocable to these services to us, are provided and paid for by MC Advisors and not by us. We bear all other out-of-pocket costs and expenses of our operations and transactions, including, without limitation:
•organization and offering;
•calculating our net asset value (including the cost and expenses of any independent valuation firm);
•fees and expenses incurred by MC Advisors payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for us and in conducting research and due diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring our investment and monitoring our investments and portfolio companies on an ongoing basis (although none of MC Advisors’ duties will be subcontracted to sub-advisors);
•any and all fees, costs and expenses incurred in connection with our incurrence of leverage and indebtedness, including borrowings, dollar rolls, reverse purchase agreements, credit facilities, securitizations, margin financing and derivatives and swaps, and including any principal or interest on our borrowings and indebtedness (including, without limitation, any fees, costs, and expenses incurred in obtaining lines of credit, loan commitments, and letters of credit for the account of the fund and in making, carrying, funding and/or otherwise resolving investment guarantees);
•offerings of our common stock and other securities;
•investment advisory fees;
•administration fees and expenses, if any, payable under the Administration Agreement (including payments under the Administration Agreement between us and MC Management based upon our allocable portion of MC Management’s overhead in performing its obligations under the Administration Agreement, including rent and the allocable portion of the cost of our chief financial officer and chief compliance officer, and their respective staffs);
•transfer agent, dividend agent and custodial fees and expenses;
•federal and state registration fees;
•all costs of registration and listing our shares on any securities exchange;
•U.S. federal, state and local taxes;
•independent directors’ fees and expenses;
•costs of preparing and filing reports or other documents required by the SEC or other regulators;
•costs of any reports, proxy statements or other notices to stockholders, including printing costs;
•fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums;
•direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs;
•proxy voting expenses; and
•all other expenses incurred by us or MC Management in connection with administering our business.

Duration and Termination
Unless terminated earlier as described below, the Investment Advisory Agreement will continue in effect from year-to-year if approved annually by our Board or by the affirmative vote of the holders of a majority of our outstanding voting securities and, in each case, a majority of our directors who are not “interested persons.” The Investment Advisory Agreement automatically terminates in the event of its assignment, as defined in the 1940 Act, by MC Advisors and may be terminated by either party without penalty upon not less than 60 days’ written notice to the other. The holders of a majority of our outstanding voting securities may also terminate the Investment Advisory Agreement without penalty. See “Risk Factors — Risks Relating to Our Business and Structure — We depend upon MC Advisors’ senior management for our success, and upon its access to the investment professionals of Monroe Capital and its affiliates” and “Risk Factors — Risks Relating to Our Business and Structure — MC Advisors can resign on 60 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.”
Indemnification
The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, MC Advisors and its affiliates’ respective officers, directors, members, managers, stockholders and employees are entitled to indemnification from us from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Investment Advisory Agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of such person’s duties under the Investment Advisory Agreement.
Administration Agreement
On December 5, 2018, we entered into the Administration Agreement with MC Management. Pursuant to the Administration Agreement, MC Management furnishes us with office facilities and equipment and provides us clerical, bookkeeping and record keeping and other administrative services at such facilities. Under the Administration Agreement, MC Management performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. MC Management also assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns, disseminates reports to our stockholders and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Under the Administration Agreement, MC Management also provides managerial assistance on our behalf to those portfolio companies that have accepted our offer to provide such assistance.
Payments under the Administration Agreement are equal to an amount based upon our allocable portion (subject to the review and approval of our Board) of MC Management’s overhead in performing its obligations under the Administration Agreement, including rent and our allocable portion of the cost of our officers, including our chief financial officer and chief compliance officer and their respective staffs. Unless terminated earlier as described below, the Administration Agreement will continue in effect from year to year with the approval of our Board. The Board most recently reapproved the Administration Agreement on November 4, 2024. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.
MC Management may retain third parties to assist in providing administrative services to us. To the extent that MC Management outsources any of its functions, we pay the fees associated with such functions on a direct basis without profit to MC Management. We reimburse MC Management for the allocable portion (subject to the review and approval of our Board) of MC Management’s overhead and other expenses incurred by it in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions, and our allocable portion of the cost of our chief financial officer and chief compliance officer and their respective staffs. For the years ended December 31, 2024, 2023 and 2022, we incurred $9.0 million, $5.9 million and $3.7 million in administrative expenses (included within Professional fees, Administrative service fees and General and administrative expenses on the consolidated statements of operations) under the Administration Agreement, respectively, of which 3.0 million, 1.7 million and 1.1 million, respectively, was related to MC Management overhead and salary allocation and paid directly to MC Management.

Indemnification
The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, MC Management and its affiliates’ respective officers, directors, members, managers, stockholders and employees are entitled to indemnification from us from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Administration Agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of such person’s duties under the Administration Agreement.
License Agreement
On December 5, 2018, we entered into a license agreement with Monroe Capital under which Monroe Capital has agreed to grant us a non-exclusive, royalty-free license to use the name “Monroe Capital.” Under this agreement, we have a right to use the “Monroe Capital” name for so long as MC Advisors or one of its affiliates remains our investment advisor. Other than with respect to this limited license, we have no legal right to the “Monroe Capital” name. This license agreement will remain in effect for so long as the Investment Advisory Agreement with MC Advisors is in effect.
MC Advisors’ Staffing Agreement
We do not have any internal employees. We depend on the diligence, skill and network of business contacts of the senior investment professionals of MC Advisors to achieve our investment objective. MC Advisors is an affiliate of Monroe Capital and depends upon access to the investment professionals and other resources of Monroe Capital and Monroe Capital’s affiliates to fulfill its obligations to us under the Investment Advisory Agreement. MC Advisors also depends upon Monroe Capital to obtain access to deal flow generated by the professionals of Monroe Capital and its affiliates. Under the Staffing Agreement, MC Management provides MC Advisors with the resources necessary to fulfill these obligations. The Staffing Agreement provides that MC Management will make available to MC Advisors experienced investment professionals and access to the senior investment personnel of Monroe Capital for purposes of evaluating, negotiating, structuring, closing and monitoring our investments. The Staffing Agreement also includes a commitment that the members of MC Advisors’ investment committee serve in such capacity. The Staffing Agreement remains in effect until terminated and may be terminated by either party without penalty upon 60 days’ written notice to the other party. Services under the Staffing Agreement are provided to MC Advisors on a direct cost reimbursement basis, and such fees are not our obligation.
Board Approval of the Investment Advisory Agreement
At a virtual meeting of our Board held on November 4, 2024, our Board, including directors who are not “interested persons” as defined in the 1940 Act, voted unanimously to reapprove the Investment Advisory Agreement in accordance with the requirements of the 1940 Act. In reliance upon certain exemptive relief provided by the SEC for in-person meetings, the Board undertook to ratify the Investment Advisory Agreement at its next in-person meeting. In reaching a decision to approve the Investment Advisory Agreement, the Board reviewed a significant amount of information and considered, among other things:
•Nature, Quality and Extent of Services. Our Board reviewed information about the services to be performed and the personnel performing such services under the Investment Advisory Agreement. Our Board considered the nature, extent and quality of the investment selection process employed by MC Advisors and the experience of the members of the investment committee. Our Board concluded that the services to be provided under the Investment Advisory Agreement are consistent with those of comparable BDCs described in the available market data.
•The reasonableness of the fees paid to MC Advisors. Our Board considered comparative data based on publicly available information on other BDCs with respect to services rendered and the advisory fees (including the management fees and incentive fees) of other BDCs as well as our projected operating expenses and expense ratio compared to other BDCs. Our Board also considered the profitability of MC Advisors. Based upon its review, our Board concluded that the fees to be paid under the Investment Advisory Agreement are reasonable compared to other BDCs.

•Investment Performance. Our Board reviewed our performance, as well as comparative data with respect to the investment performance of other externally managed BDCs. Our Board concluded that MC Advisors was delivering results consistent with our investment objective over the most recently completed period.
•Economies of Scale. Our Board addressed the potential for MC Advisors to realize economies of scale in managing our assets, and determined that at this time they did not expect economies of scale to be realized by MC Advisors.
Based on the information reviewed and the discussions detailed above, our Board, including all of the directors who are not “interested persons” as defined in the 1940 Act, concluded that the investment advisory fee rates and terms are fair and reasonable in relation to the services provided and approved the investment advisory agreement and its continuation as being in the best interests of our stockholders. MC Advisors bears all expenses related to the services and personnel provided. Refer to "Recent Developments" for additional information on the Investment Advisory Agreement.
VALUATION PROCESS AND DETERMINATION OF NET ASSET VALUE
The net asset value per share of our outstanding shares of common stock is determined quarterly by dividing the value of total assets minus liabilities by the total number of shares outstanding. We calculate the value of our total assets in accordance with the following procedures.
For periods prior to September 30, 2022, the Board determined the fair value of our investments in good faith on a quarterly basis. On September 30, 2022, pursuant to SEC Rule 2a-5 under the 1940 Act, the Board designated MC Advisors as our valuation designee (the “Valuation Designee”). The Board is responsible for oversight of the Valuation Designee. The Valuation Designee has established a valuation committee to determine in good faith the fair value of our investments, based on input of the Valuation Designee’s management and personnel and independent valuation firms which are engaged at the direction of the valuation committee to assist in the valuation of certain portfolio investments lacking a readily available market quotation. The valuation committee determines fair values pursuant to a valuation policy approved by the Board and pursuant to a consistently applied valuation process.
Under the valuation policy, the Valuation Designee values investments for which market quotations are readily available and within a recent date at such market quotations. When doing so, the Valuation Designee determines whether the quote obtained is sufficient in accordance with generally accepted accounting principles in the United States of America to determine the fair value of the security. Debt and equity securities that are not publicly traded or whose market prices are not readily available or whose market prices are not regularly updated are valued at fair value as determined in good faith by the Valuation Designee. Because we expect that there will not be a readily available market for many of the investments in our portfolio, we expect to value many of our portfolio investments at fair value as determined in good faith by our Valuation Designee using a documented valuation policy and a consistently applied valuation process. Such determination of fair values may involve subjective judgments and estimates. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize amounts that are different from the amounts presented and such differences could be material.
With respect to investments for which market quotations are not readily available, the Valuation Designee undertakes a multi-step valuation process each quarter, as described below:
•the quarterly valuation process begins with each portfolio company or investment being initially evaluated and rated by the investment professionals of the Valuation Designee responsible for the credit monitoring of the portfolio investment;
•our Valuation Designee engages an independent valuation firm to conduct independent appraisals of a selection of investments for which market quotations are not readily available. We will consult with an independent valuation firm relative to each portfolio company at least once in every calendar year, but the independent appraisals are generally received quarterly for each investment;
•to the extent an independent valuation firm is not engaged to conduct an investment appraisal on an investment for which market quotations are not readily available, the investment is valued by the Valuation Designee;

•preliminary valuation conclusions are then documented and discussed with the valuation committee of the Valuation Designee;
•the valuation conclusions are approved by the valuation committee of the Valuation Designee; and
•a report prepared by the Valuation Designee is presented to the Board quarterly to allow the Board to perform its oversight duties of the valuation process and the Valuation Designee.
The valuation technique utilized in the determination of fair value is affected by a wide variety of factors including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. The Valuation Designee generally uses the income approach to determine fair value for loans where market quotations are not readily available, as long as it is appropriate. If there is deterioration in credit quality or a debt investment is in workout status, the Valuation Designee may consider other factors in determining the fair value, including the value attributable to the debt investment from the enterprise value of the portfolio company or the proceeds that would be received in a liquidation analysis. This liquidation analysis may also include probability weighting of alternative outcomes. The Valuation Designee generally considers our debt to be performing if the borrower is not in default, the borrower is remitting payments in a timely manner, the loan is in covenant compliance and the loan is otherwise not deemed to be impaired. In determining the fair value of the performing debt, the Valuation Designee considers fluctuations in current interest rates, the trends in yields of debt instruments with similar credit ratings, financial condition of the borrower, economic conditions and other relevant factors, both qualitative and quantitative. In the event that a debt instrument is not performing, as defined above, the Valuation Designee will evaluate the value of the collateral utilizing the same framework described above for a performing loan to determine the value of the debt instrument. See Note 4 to the accompanying consolidated financial statements for additional information on the determination of fair value.
We report our investments at fair value with changes in value reported through our consolidated statements of operations under the caption “unrealized gain (loss).” In determining fair value, we are required to assume that portfolio investments are to be sold in the principal market to market participants, or in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. The market in which we can exit portfolio investments with the greatest volume and level activity is considered our principal market.
Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our consolidated financial statements express the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our consolidated financial statements.
COMPETITION
We compete with a number of specialty and commercial finance companies to make the types of investments that we make in middle-market companies, including other BDCs, traditional commercial banks, private investment funds, regional banking institutions, small business investment companies, investment banks and insurance companies. Additionally, with increased competition for investment opportunities, alternative investment vehicles such as hedge funds may invest in areas they have not traditionally invested in or from which they had withdrawn during the recent economic downturn, including investing in middle-market companies. As a result, competition for investments in lower middle-market companies has intensified, and we expect that trend to continue. Many of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us.
We use the expertise of the investment professionals of MC Advisors to assess investment risks and determine appropriate pricing and terms for investments in our loan portfolio. In addition, we expect that the relationships of the senior professionals of MC Advisors will enable us to learn about, and compete effectively for, investment opportunities with attractive middle-market companies, independently or in conjunction with the private equity clients of MC Advisors. For additional information concerning the competitive risks we face, see “Risk Factors — Risks Relating to Our Business and Structure — We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.”

LIQUIDITY OPTIONS
From time to time, we may offer stockholders the opportunity to participate in a liquidity event, which could include, among other options: (i) a share repurchase program; (ii) optional exchange of outstanding shares of common stock for shares of Monroe Capital Corporation, a publicly traded BDC (“MRCC”) that is also externally managed by MC Advisors; (iii) a merger or another transaction approved by the Board in which stockholders will receive cash or shares of a listed company; (iv) a sale of all or substantially all of our assets either on a complete portfolio basis or individually to an unaffiliated third party or an affiliate followed by a liquidation or (v) an orderly wind down and/or liquidation.
We intend to use commercially reasonable efforts to raise the cash needed to repurchase up to 5% of our outstanding shares of common stock on a quarterly basis. Any such repurchases are subject to approval by the Board, in its discretion, and the availability of cash to fund such repurchases. In addition, participation by certain investors in such repurchase offers will be subject to any applicable lock-up period pursuant to each such investor’s subscription agreement. We anticipate that the majority of our assets will be private debt and as such, current liquidity with respect to such assets will be driven by interest and amortization payments on such private debt rather than the sale of such assets. In addition, we are required to reserve sufficient amounts to ensure that we do not default on any commitment under a loan. Consequently, there can be no assurance that we will have sufficient cash to repurchase shares on a quarterly basis or at all. Such repurchase offerings may be subject to additional limitations that will be described in detail in the applicable repurchase offer documents. For a discussion of our share repurchase program, see “— Share Repurchase Program.”
Certain of these liquidity options, including the exchange of shares of our common stock for shares of MRCC, if any, will require exemptive relief from the SEC. There can be no assurance that we will be able to obtain such exemptive relief from the SEC. If we are unable to do so, then we will continue our operations in the manner as otherwise set forth in this Annual Report on Form 10-K and in our offering memorandum.
 Investors in the Second Private Offering will agree to not transfer or otherwise dispose of shares of our common stock purchased in the Second Private Offering until the first anniversary of such investor’s closing date, including pursuant to an offer by us to repurchase shares in a tender offer or otherwise.
SHARE REPURCHASE PROGRAM
During the year ended December 31, 2022, we commenced a quarterly share repurchase program in which we intend to repurchase, in each quarter, up to 5% of our shares of common stock outstanding as of the close of the previous calendar quarter. Any such repurchases are subject to approval by the Board, in its discretion, and the availability of cash to fund such repurchases. The Board may amend, suspend or terminate the share repurchase program if it deems such action to be in our best interest and the best interest of our stockholders. As a result, share repurchases may not be available each quarter. We intend to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 under the Exchange Act and the 1940 Act and subject to compliance with applicable covenants and restrictions under our financing arrangements. All shares purchased by us pursuant to the terms of each tender offer will be redeemed and thereafter will be authorized and unissued shares.
Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we expect to repurchase shares pursuant to tender offers using a purchase price equal to the net asset value per share as determined within 48 hours of the expiration of the repurchase offer. There is no repurchase priority for a stockholder under the circumstances of death or disability of such stockholder. Participation by certain stockholders in such repurchase offers will be subject to any applicable lock-up period pursuant to each such stockholder’s subscription agreement.
Stockholders may seek to tender all of the shares of common stock that they own. In the event the amount of shares tendered exceeds the repurchase offer amount, we may, in our sole discretion, either accept the additional duly tendered shares permitted to be accepted pursuant to Rule 13e-4 under the Exchange Act, or repurchase shares on a pro rata basis in accordance with the number of shares tendered by each shareholder. We will have no obligation to repurchase shares, including if the repurchase would violate the restrictions on distributions under federal law or Maryland law. The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any quarter. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market.

We will offer to repurchase shares on such terms as may be determined by the Board in its complete and absolute discretion unless, in the judgment of our Board, including independent directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. There is no assurance that the Board will exercise its discretion to offer to repurchase shares or that there will be sufficient funds available to accommodate all of our stockholders’ requests for repurchase. As a result, we may repurchase less than the full amount of shares that a stockholder requests to have repurchased. If we do not repurchase the full amount of a stockholder’s shares that the stockholder has requested to be repurchased, or we determine not to make repurchases of our shares, such stockholder will likely not be able to dispose of its shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act.
We will repurchase shares from stockholders pursuant to written tenders on terms and conditions that the Board determines to be fair to us and to all stockholders. When the Board determines that we will repurchase shares, notice will be provided to stockholders describing the terms of the offer, containing information stockholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Stockholders deciding whether to tender their shares during the period that a repurchase offer is open may obtain our most recent net asset value per share by viewing the documents we file with the SEC, through its EDGAR page at http://www.sec.gov. However, the per share purchase price used in our repurchase offers will generally reflect our net asset value per share as determined within 48 hours of the expiration of the repurchase offer, so stockholders will not know the exact price of shares in the tender offer when they make their decision whether to tender their shares.
Repurchases of shares from stockholders by us will be paid in cash promptly after the determination of the relevant net asset value per share is finalized. Repurchases will be effective after receipt and acceptance by the Company of eligible written tenders of shares from stockholders by the applicable repurchase offer deadline. We do not impose any charges in connection with repurchases of shares.
The majority of our assets will consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we intend to generally maintain under normal circumstances an allocation to syndicated loans and other liquid investments. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Company as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our shares is in the best interests of the Company as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all.
Payment for repurchased shares may require us to liquidate portfolio holdings earlier than MC Advisors would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. MC Advisors intends to take measures, subject to policies as may be established by the Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.
INFORMATION TECHNOLOGY
We utilize a number of industry standard practices and software packages to secure, protect, manage and back up all corporate data. We outsource portions of our information technology function to efficiently monitor and maintain our systems. Also, we conduct a daily backup of our systems to ensure the security and stability of the network.
ELECTION TO BE TAXED AS A RIC
As a BDC, we have elected to be treated as a RIC under Subchapter M of the Code; however, no assurance can be given that we will be able to maintain our RIC tax treatment. As a RIC, we generally will not be subject to U.S. federal income taxes on any ordinary income or capital gains that we timely distribute to our stockholders as dividends. To continue to qualify as a RIC, we must, among other things, meet certain source-of income and asset diversification requirements (as described below). In addition, we are generally required to distribute to our stockholders, on a timely basis for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses (the “Annual Distribution Requirement”).

Taxation as a RIC
If we continue to:
•qualify as a RIC; and
•satisfy the Annual Distribution Requirement;
then we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gains, defined as net long-term capital gains in excess of net short-term capital losses we distribute to our stockholders.
We will be subject to U.S. federal income tax imposed at corporate rates on any net income or net capital gain not distributed (or deemed distributed) to our stockholders.
In addition, we will be subject to a 4% U.S. nondeductible federal excise tax on our undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (a) 98% of our ordinary income for each calendar year, (b) 98.2% of the amount by which our capital gain exceeds our capital loss (adjusted for certain ordinary losses) for the one-year period ending October 31 in that calendar year and (c) certain undistributed amounts from previous years on which we paid no U.S. federal income tax (the “Excise Tax Avoidance Requirement”). For the years ended December 31, 2024, 2023 and 2022, we recorded $1.1 million, $0.5 million and $0.1 million, respectively, on our consolidated statements of operations for U.S. federal excise taxes.
In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:
•meet the Annual Distribution Requirement;
•qualify to be treated as a BDC under the 1940 Act at all times during each taxable year;
•derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other taxable disposition of stock or other securities or foreign currencies, or other income derived with respect to our business of investing in such stock or securities, and net income from certain “qualified publicly traded partnerships” (as defined in the Code) (the “90% Income Test”); and
•diversify our holdings so that at the end of each quarter of the taxable year:
•at least 50% of the value of our assets consists of cash, cash items, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and
•no more than 25% of the value of our assets is invested in (i) the securities, other than U.S. government securities or securities of other RICs, of one issuer, (ii) the securities, other than the securities of other RICs, or of two or more issuers that are controlled by us and which are determined, under applicable Code rules, to be engaged in the same or similar or related trades or businesses or (iii) in the securities of one or more qualified publicly traded partnerships (the “Diversification Tests”).
To the extent that we invest in entities treated as partnerships for U.S. federal income tax purposes (other than a “qualified publicly traded partnership”), we generally must include the items of gross income derived by the partnerships for purposes of the 90% Income Test, and the income that is derived from a partnership (other than a “qualified publicly traded partnership”) will be treated as qualifying income for purposes of the 90% Income Test only to the extent that such income is attributable to items of income of the partnership that would be qualifying income if realized by us directly. In addition, we generally must take into account our proportionate share of the assets held by partnerships (other than a “qualified publicly traded partnership”) in which we are a partner for purposes of the Diversification Tests.

In order to prevent our receipt of income that would not satisfy the 90% Income Test, we have established and may establish additional special purpose corporations to hold assets from which we do not anticipate earning dividend, interest or other qualifying income under the 90% Income Test. Any investments held through a special purpose corporation would generally be subject to U.S. federal income tax and other taxes, and therefore would be expected to achieve a reduced after-tax yield.
We may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, for debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in our income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income will continue to constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.
Because any original issue discount or other amounts accrued are included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received the corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement. We may have to sell some of our investments at times and/or at prices we do not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify as a RIC and thus become subject to corporate-level U.S. federal income tax.
Gain or loss realized from warrants as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.
Our investments in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. In that case, our yield on those securities would be decreased. Stockholders will generally not be entitled to claim a credit or deduction with respect to non-U.S. taxes paid by us.
If we purchase shares in a “passive foreign investment company” (a “PFIC”), we may be subject to U.S. federal income tax on any “excess distribution” or any gain from the disposition of such shares. Additional charges in the nature of interest generally will be imposed on us in respect of deferred taxes arising from any such excess distributions or gains. This additional tax and interest may apply even if we make a distribution as a taxable dividend by us to our shareholders in an amount equal to (1) any excess distribution, or (2) the gain from the dispositions of such shares. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” (a “QEF”), in lieu of the foregoing requirements, we will be required to include in income each year our proportionate share of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF. Alternatively, we can elect to mark-to-market at the end of each taxable year our shares in a PFIC; in that case, we will recognize as ordinary income any increase in the value of such shares and as ordinary loss any decrease in such value to the extent any such decrease does not exceed prior increases included in our income. Under either election, we may be required to recognize income in excess of distributions from our PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will be taken into account for purposes of the Annual Distribution Requirement and the 4% U.S. federal excise tax.
If we hold more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation (a “CFC”), we may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains) whether or not the corporation makes an actual distribution during such year. If we are required to include such deemed distributions from a CFC in its income, we will be required to distribute such income to maintain RIC tax treatment and avoid application of the 4% U.S. federal excise tax regardless of whether or not the CFC makes an actual distribution during such year.

Under Section 988 of the Code, gain or loss attributable to fluctuations in exchange rates between the time we accrue income, expenses, or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities is generally treated as ordinary income or loss. Similarly, gain or loss on foreign currency forward contracts and the disposition of debt denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.
Through our use of leverage, we are subject to certain financial covenants that could limit our ability to make distributions to our stockholders. In addition, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. If we are unable to make sufficient distributions to satisfy the Annual Distribution Requirement, we may fail to qualify as a RIC.
Although we do not expect to do so, we are authorized (subject to our financial covenants and 1940 Act asset coverage tests) to borrow funds and to sell assets in order to satisfy the Annual Distribution Requirement and to eliminate or minimize our liability for U.S. federal income tax and the 4% U.S. federal excise tax. However, our ability to dispose of assets to make distributions may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or to avoid the 4% U.S. federal excise tax, we may make such dispositions at times that, from an investment standpoint, are not advantageous.
If we fail to satisfy the Annual Distribution Requirement or otherwise fail to qualify as a RIC in any taxable year, and certain relief provisions are not available, we will be subject to U.S. federal income tax in that year on all of our taxable income, regardless of whether we make any distributions to our stockholders. In that case, all of such income will be subject to corporate-level U.S. federal income tax, reducing the amount available to be distributed to our stockholders. See “Failure to Qualify as a RIC” below for more information.
A RIC is limited in its ability to deduct expenses in excess of its “investment company taxable income” (which is, generally, ordinary income plus the excess of net short-term capital gains over net long-term capital losses). If our expenses in a given year exceed investment company taxable income, we would experience a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent years. In addition, expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, realized capital losses in excess of realized capital gains) to offset the RIC’s investment company taxable income, but may carry forward such losses indefinitely and use them to offset capital gains. Due to these limits on the deductibility of expenses, over the course of one or more taxable years we may have, for U.S. federal income tax purposes, aggregate taxable income that we are required to distribute and that is taxable to our shareholders, even if such income is greater than the aggregate net income we actually earned during those years. Such required distributions may be made from our cash assets or by liquidation of investments, if necessary. We may realize gains or losses from such liquidations. In the event we realize net capital gains from such transactions, a shareholder may receive a larger capital gain distribution than we would have received in the absence of such transactions.
Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things: (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions; (ii) convert lower taxed long-term capital gain and qualified dividend income into higher taxed short-term capital gain or ordinary income; (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited); (iv) cause us to recognize income or gain without a corresponding receipt of cash; (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur; (vi) adversely alter the characterization of certain complex financial transactions; and (vii) produce income that will not be qualifying income for purposes of the 90% Income Test described above. We will monitor our transactions and may make certain tax decisions in order to mitigate the potential adverse effects of these provisions.

As described above, to the extent that we invest in equity securities of entities that are treated as partnerships for U.S. federal income tax purposes, the effect of such investments for purposes of the 90% Income Test and the Diversification Tests will depend on whether or not the partnership is a “qualified publicly traded partnership” (as defined in the Code). If the partnership is a “qualified publicly traded partnership,” the net income derived from such investments will be qualifying income for purposes of the 90% Income Test and will be “securities” for purposes of the Diversification Tests. If the partnership, however, is not treated as a “qualified publicly traded partnership,” then the consequences of an investment in the partnership will depend upon the amount and type of income and assets of the partnership allocable to us. The income derived from such investments may not be qualifying income for purposes of the 90% Income Test and, therefore, could adversely affect our qualification as a RIC. We intend to monitor our investments in equity securities of entities that are treated as partnerships for U.S. federal income tax purposes to prevent our disqualification as a RIC.
Failure to Qualify as a RIC
If we are unable to qualify for treatment as a RIC and certain amelioration provisions are not applicable, we would be subject to U.S. federal income tax on all of our taxable income (including our net capital gains) imposed at regular corporate rates. We would not be able to deduct distributions to our stockholders, nor would they be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to our stockholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, our corporate stockholders would be eligible to claim a dividend received deduction with respect to such dividend; our non-corporate stockholders would generally be able to treat such dividends as “qualified dividend income,” which is subject to reduced rates of U.S. federal income tax. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s adjusted tax basis, and any remaining distributions would be treated as a capital gain. In order to qualify as a RIC, in addition to the other requirements discussed above, we would be required to distribute all of our previously undistributed earnings and profits attributable to any period prior to us becoming a RIC by the end of the first year that we intend to qualify as a RIC. If we fail to requalify as a RIC for a period greater than two taxable years, we may be subject to U.S. federal income tax at regular corporate rates on any net built-in gains with respect to certain of our assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) that we elect to recognize on requalification or when recognized over the next five years.
REGULATION
We have elected to be regulated as a BDC under the 1940 Act and have elected to be treated as a RIC under the Code. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisors), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors of a BDC be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities.
We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly traded securities of our portfolio companies, except that we may enter into hedging transactions to manage the risks associated with interest rate fluctuations. However, we may purchase or otherwise receive warrants to purchase the common stock of our portfolio companies in connection with acquisition financing or other investments. Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances.
We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act without obtaining exemptive relief and complying with certain conditions as required under the 1940 Act. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our stockholders to additional expenses. None of these policies are fundamental and may be changed to the extent permitted by law without stockholder approval.

QUALIFYING ASSETS
Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as “qualifying assets,” unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company’s total assets. The principal categories of qualifying assets relevant to our business are the following:
(a)Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer that:
•is organized under the laws of, and has its principal place of business in, the United States;
•is not an investment company (other than a small business investment company wholly-owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
•satisfies either of the following:
•does not have any class of securities listed on a national securities exchange or has any class of securities listed on a national securities exchange subject to a $250 million market capitalization maximum; or
•is controlled by a BDC or a group of companies including a BDC, and such BDC actually exercises a controlling influence over the management or policies of the eligible portfolio company, and, as a result, the BDC has an affiliated person who is a director of the eligible portfolio company.
(b)Securities of any eligible portfolio company that we control.
(c)Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident to such a private transaction, if the issuer is in bankruptcy and subject to reorganization, or, if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
(d)Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity securities of the eligible portfolio company.
(e)Securities received in exchange for or distributed on or with respect to securities described above, or pursuant to the exercise of warrants or rights relating to such securities.
(f)Cash, cash equivalents, U.S. government securities or high-quality debt securities that mature in one year or less from the date of investment.
The regulations defining qualifying assets may change over time. We may adjust our investment focus as needed to comply with and/or take advantage of any regulatory, legislative, administrative or judicial actions in this area. Investments in the securities of companies domiciled in or with their principal places of business outside of the United States, are not qualifying assets. In accordance with Section 55(a) of the 1940 Act, we cannot invest more than 30% of our assets in non-qualifying assets.

MANAGERIAL ASSISTANCE TO PORTFOLIO COMPANIES
A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order for portfolio securities to qualify as qualifying assets for the purpose of the 70% test, a BDC must either control the issuer of securities or must offer to make available to the issuer of the securities significant managerial assistance. However, when a BDC purchases securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers, employees or agents offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance. MC Advisors or its affiliates provide such managerial assistance on our behalf to portfolio companies that request this assistance.
TEMPORARY INVESTMENTS
Pending investments in other types of qualifying assets, as described above, our investments may consist of cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less from the date of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets or temporary investments. We may invest in U.S. Treasury bills or in repurchase agreements, so long as the agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests in order to qualify as a RIC for U.S. federal income tax purposes. Accordingly, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. MC Advisors monitors the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.
SENIOR SECURITIES
We are generally permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 150% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary purposes without regard to asset coverage. We consolidate our financial results with all of our wholly-owned subsidiaries for financial reporting purposes and measure our compliance with the leverage test applicable to BDCs under the 1940 Act on a consolidated basis. This provides us with increased investment flexibility but also increases our risks related to leverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a BDC affect our ability to and the way in which we raise additional capital” and “Risk Factors — Risks Relating to Our Business and Structure — We maintain revolving credit facilities and a term loan credit facility and may use other borrowed funds to make investments or fund our business operations, which exposes us to risks typically associated with leverage and increases the risk of investing in us.”
CODES OF ETHICS
We and MC Advisors have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may obtain a copy of the code of ethics by contacting us in writing at 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606, Attention: Investor Relations. In addition, each code of ethics is available on the EDGAR Database on the SEC’s website at www.sec.gov. You may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

PROXY VOTING POLICIES AND PROCEDURES
We have delegated our proxy voting responsibility to MC Advisors. The proxy voting policies and procedures of MC Advisors are set out below. The guidelines are reviewed periodically by MC Advisors and our directors who are not “interested persons,” and, accordingly, are subject to change. For purposes of these proxy voting policies and procedures described below, “we,” “our” and “us” refer to MC Advisors.
Introduction
As an investment advisor registered under the Advisers Act, we have a fiduciary duty to act solely in the best interests of our clients. As part of this duty, we recognize that we must vote client securities in a timely manner free of conflicts of interest and in the best interests of our clients.
These policies and procedures for voting proxies for our investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.
Proxy Policies
We vote proxies relating to our portfolio securities in what we perceive to be the best interest of our clients’ stockholders. We review on a case-by-case basis each proposal submitted to a stockholder vote to determine its effect on the portfolio securities held by our clients. In most cases we will vote in favor of proposals that we believe are likely to increase the value of the portfolio securities held by our clients. Although we will generally vote against proposals that may have a negative effect on our clients’ portfolio securities, we may vote for such a proposal if there exist compelling long-term reasons to do so.
Our proxy voting decisions are made by those senior officers who are responsible for monitoring each of our clients’ investments. To ensure that our vote is not the product of a conflict of interest, we require that (a) anyone involved in the decision-making process disclose to our chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote and (b) employees involved in the decision making process or vote administration are prohibited from revealing how we intend to vote on a proposal in order to reduce any attempted influence from interested parties. Where conflicts of interest may be present, we will disclose such conflicts to our client, including those directors who are not interested persons and we may request guidance from such persons on how to vote such proxies for their account.
Proxy Voting Records
You may obtain information about how we voted proxies for the Company by making a written request for proxy voting information to: Monroe Capital Income Plus Corporation, 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606, Attention: Chief Compliance Officer, or by calling Monroe Capital Income Plus Corporation at (312) 258-8300. The SEC also maintains a website at www.sec.gov that contains such information.
COMPLIANCE POLICIES AND PROCEDURES
We and MC Advisors have adopted and implemented written policies and procedures reasonably designed to prevent violation of federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our chief compliance officer is responsible for administering these policies and procedures.
PRIVACY PRINCIPLES
We are committed to maintaining the privacy of our stockholders and to safeguarding their nonpublic personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

We may collect nonpublic personal information regarding investors from sources such as subscription agreements, investor questionnaires and other forms; individual investors’ account histories; and correspondence between us and individual investors. We may share information that we collect regarding an investor with its affiliates and the employees of such affiliates for everyday business purposes, for example, to service the investor’s accounts and, unless an investor opts out, provide the investor with information about other products and services offered by us or our affiliates that may be of interest to the investor. In addition, we may disclose information that we collect regarding investors to third parties who are not affiliated with us (i) as authorized by the investors in investor subscription agreements or our organizational documents; (ii) as required by applicable law or in connection with a properly authorized legal or regulatory investigation, subpoena or summons, or to respond to judicial process or government regulatory authorities having property jurisdiction; (iii) as required to fulfill investor instructions; or (iv) as otherwise permitted by applicable law to perform support services for investor accounts or process investor transactions with us or our affiliates.
Any party not affiliated with us that receives nonpublic personal information relating to investors from the Company is required to adhere to confidentiality agreements and to maintain appropriate safeguards to protect investor information. Additionally, for officers, employees and agents of ours and our affiliates, access to such information is restricted to those who need such access to provide services to the Company and investors. We maintain physical, electronic and procedural safeguards to seek to guard investor nonpublic personal information.
OTHER
We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to the Company or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
We and MC Advisors are each required to adopt and implement written policies and procedures reasonably designed to prevent violation of relevant federal securities laws, obtain approval of the Board of these policies and procedures, review these policies and procedures annually for their adequacy and the effectiveness of their implementation and designate a chief compliance officer to be responsible for administering the policies and procedures.
We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our Board who are not interested persons and, in some cases, prior approval by the SEC. The SEC has interpreted the BDC prohibition on transactions with affiliates to prohibit “joint transactions” among entities that share a common investment advisor. The staff of the SEC has granted no-action relief permitting purchases of a single class of privately placed securities provided that the advisor negotiates no term other than price and certain other conditions are met. Any co-investment would be made subject to compliance with existing regulatory guidance, applicable regulations and our allocation procedures. If opportunities arise that would otherwise be appropriate for us and for another fund advised by MC Advisors to invest in different securities of the same issuer, MC Advisors will need to decide which fund will proceed with the investment. Moreover, except in certain circumstances, we are unable to invest in any issuer in which another fund advised by MC Advisors has previously invested.
On October 15, 2014, as amended on January 10, 2023, we, along with MC Advisors and certain other funds and accounts sponsored or managed by MC Advisors and its affiliates, received exemptive relief from the SEC (the “Order”) that permits us greater flexibility to negotiate the terms of co-investments if our Board determines that it would be advantageous for us to co-invest with other accounts sponsored or managed by MC Advisors or its affiliates in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors.

POLICIES AND PROCEDURES FOR MANAGING CONFLICTS
As of December 31, 2024, affiliates of MC Advisors manage other assets in 11 closed-end funds, one small business investment company, 27 private funds that also have an investment strategy focused primarily on senior, unitranche and junior secured debt and to a lesser extent, unsecured subordinated debt to lower middle-market companies and one BDC which focuses on similar investment types, but which may be backed by venture capital. In addition, MC Advisors manages the consolidated entities of a public BDC, MRCC, and it may manage other entities in the future with an investment focus similar to ours. To the extent that we compete with entities managed by MC Advisors or any of its affiliates for a particular investment opportunity, MC Advisors will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (a) its internal conflict of interest and allocation policies, (b) the requirements of the Advisers Act and (c) certain restrictions under the 1940 Act and rules thereunder regarding co-investments with affiliates. MC Advisors’ allocation policies are intended to ensure that we may generally share equitably with other investment funds or other investment vehicles managed by MC Advisors or its affiliates in investment opportunities, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer that may be suitable for us and such other investment funds or other investment vehicles.
MC Advisors and/or its affiliates may in the future sponsor or manage investment funds, accounts, or other investment vehicles with similar or overlapping investment strategies and have put in place a conflict-resolution policy that addresses the co-investment restrictions set forth under the 1940 Act. MC Advisors will seek to ensure an equitable allocation of investment opportunities when we are able to invest alongside other accounts managed by MC Advisors and its affiliates. The Order received by MC Advisors and affiliates from the SEC permits greater flexibility relating to co-investments, subject to certain conditions. Under this allocation policy, a fixed percentage of each opportunity, which may vary based on asset class and from time to time, will be offered to us and similar eligible accounts, as periodically determined by MC Advisors and approved by our Board, including a majority of our independent directors. The allocation policy provides that allocations among us and other accounts will generally be made pro rata based on each account’s capital available for investment, as determined, in our case, by our Board, including a majority of our independent directors. It is our policy to base our determinations as to the amount of capital available for investment on such factors as the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, the targeted asset mix and diversification requirements and other investment policies and restrictions set by our Board, or imposed by applicable laws, rules, regulations or interpretations. We expect that these determinations will be made similarly for other accounts. In situations where co-investment with other entities sponsored or managed by MC Advisors or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, MC Advisors will need to decide whether we or such other entity or entities will proceed with the investment. MC Advisors will make these determinations based on its policies and procedures that will generally require that such opportunities be offered to eligible accounts on a basis that is fair and equitable over time.
AVAILABLE INFORMATION
We intend to make this Annual Report on Form 10-K, as well as our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act, publicly available free of charge as soon as reasonably possible following our filing of such reports with the SEC. You may also obtain such information by contacting us in writing at 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606, Attention: Investor Relations. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at www.sec.gov.
ITEM 1A. RISK FACTORS
Investing in our securities involves a number of significant risks. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occurs, our business, financial condition and results of operations could be materially and adversely affected, and you may lose all or part of your investment. In addition, there will be occasions when MC Advisors and its affiliates may encounter potential conflicts of interest in connection with the Company.

Summary Risk Factors
Risks Relating to Our Business and Structure
•We depend upon MC Advisors’ senior management for our success, and upon its access to the investment professionals of Monroe Capital and its affiliates.
•There may be conflicts related to obligations that MC Advisors’ senior investment professionals and members of its investment committee have to other clients.
•Our management and incentive fee structure may create incentives for MC Advisors that are not fully aligned with the interests of our stockholders.
•Our ability to enter into transactions with our affiliates is restricted, which may limit the scope of investments available to us.

•The 1940 Act allows us to incur additional leverage, which could increase the risk of investing in us.
•We finance our investments with borrowed money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing with us.
•We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.
•We will be subject to U.S. federal income tax imposed at corporate rates if we are unable to qualify or maintain qualification as a RIC under Subchapter M of the Code.
•An extended disruption in the capital markets and the credit markets could negatively affect us and our portfolio companies.
•Regulations governing our operation as a BDC affect our ability to and the way in which we raise additional capital.
•We maintain several leverage facilities and may use other borrowed funds to make investments or fund our business operations, which exposes us to risks typically associated with leverage and increases the risk of investing in us.
•We are exposed to risks associated with changes in interest rates.
•A majority of our portfolio investments are recorded at fair value as determined in good faith by our Valuation Designee and, as a result, there may be uncertainty as to the value of our portfolio investments.
•Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.
•Our Board may change our investment objective, operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.
•The failure in cybersecurity systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning, could impair our ability to conduct business effectively.
Risks Related to Our Investments
•Economic recessions or downturns could impair our portfolio companies and harm our operating results.
•Inflation may adversely affect the business, results of operations and financial condition of our portfolio companies.

•Our portfolio companies consist of and will likely continue to consist primarily of lower middle-market, privately owned companies, which may present a greater risk of loss than loans to larger companies.
•We may be subject to risks associated with our investments in senior loans, junior debt securities, “covenant-lite” loans, unitranche secured loans and securities, bank loans, and securitized products.
•The lack of liquidity in our investments may adversely affect our business.
•Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our net asset value through increased net unrealized losses.
•Our portfolio companies may prepay loans, which prepayment may reduce stated yields if capital returned cannot be invested in transactions with equal or greater expected yields.
•Because we do not hold controlling equity interests in the majority of our portfolio companies, we may not be able to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies, which could decrease the value of our investments.
•Defaults by our portfolio companies will harm our operating results.
•Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.
Risks Relating to Our Common Stock
•There is currently no public market for our stock, and the liquidity of your investment is limited.
•Although we adopted a share repurchase program, we have discretion to not repurchase your shares, to suspend the program, and to cease repurchases.
•The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.
•We may not be able to pay distributions, our distributions may not grow over time and/or a portion of our distributions may be a return of capital.
•We may choose to pay a portion of our dividends in our own stock, in which case you may be subject to tax in excess of the cash you receive.
•We may defer dividend payments to a subsequent taxable year.
•Provisions of the Maryland General Corporation Law and our charter and bylaws could deter takeover attempts and have an adverse effect on the price of our common stock.
Risks Relating to Our Business and Structure
We depend upon MC Advisors’ senior management for our success, and upon its access to the investment professionals of Monroe Capital and its affiliates.
We do not have any internal management capacity or employees. We depend on the investment expertise, skill and network of business contacts of the senior investment professionals of MC Advisors, who evaluate, negotiate, structure, execute, monitor and service our investments in accordance with the terms of the Investment Advisory Agreement. Our success depends to a significant extent on the continued service and coordination of the senior investment professionals of MC Advisors, particularly those who comprise the MC Advisors’ investment committee. The individual investment committee members may have other demands on their time now and in the future, and we cannot assure you that they will continue to be actively involved in our management. Each of these individuals is an employee of MC Management and is not subject to an employment contract. The departure of any of these individuals or competing demands on their time in the future could have a material adverse effect on our ability to achieve our investment objective.

MC Advisors evaluates, negotiates, structures, closes and monitors our investments in accordance with the terms of the Investment Advisory Agreement. We can offer no assurance, however, that MC Advisors’ senior investment professionals will continue to provide investment advice to us. If these individuals do not maintain their existing relationships with Monroe Capital and its affiliates and do not develop new relationships with other sources of investment opportunities, we may not be able to grow our investment portfolio or achieve our investment objective. In addition, individuals with whom Monroe Capital’s senior investment professionals have relationships are not obligated to provide us with investment opportunities. Therefore, we can offer no assurance that such relationships will generate investment opportunities for us.
MC Advisors, an affiliate of Monroe Capital, provides us with access to Monroe Capital’s investment professionals. MC Advisors also depends upon Monroe Capital to obtain access to deal flow generated by the investment professionals of Monroe Capital and its affiliates. The Staffing Agreement provides that MC Management will make available to MC Advisors experienced investment professionals and access to the senior investment personnel of Monroe Capital for purposes of evaluating, negotiating, structuring, closing and monitoring our investments. We are not a party to this Staffing Agreement and cannot assure you that MC Management will continue to fulfill its obligations under the agreement. Furthermore, the Staffing Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. If MC Management fails to perform or terminates the agreement, we cannot assure you that MC Advisors will enforce the Staffing Agreement or that such agreement will not be terminated by either party or that we will continue to have access to the investment professionals of Monroe Capital and its affiliates or their information and deal flow.
The investment committee that oversees our investment activities is provided by MC Advisors under the Investment Advisory Agreement. The loss of any member of MC Advisors’ investment committee or of other Monroe Capital senior investment professionals would limit our ability to achieve our investment objective and operate as we anticipate. This could have a material adverse effect on our financial condition and results of operations.
Our business model depends to a significant extent upon strong referral relationships with financial institutions, sponsors and investment professionals. Any inability of MC Advisors to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.
We depend upon the senior investment professionals of MC Advisors to maintain their relationships with financial institutions, sponsors and investment professionals, and we rely to a significant extent upon these relationships to provide us with potential investment opportunities. If the senior investment professionals of MC Advisors fail to maintain such relationships, or to develop new relationships with other sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom the senior investment professionals of MC Advisors have relationships are not obligated to provide us with investment opportunities, and, therefore, we can offer no assurance that these relationships will generate investment opportunities for us in the future.
Our financial condition and results of operations depend on our ability to manage our business effectively.
Our ability to achieve our investment objective and grow depends on our ability to manage our business. This depends, in turn, on MC Advisors’ ability to identify, invest in and monitor companies that meet our investment criteria. The achievement of our investment objectives depends upon MC Advisors’ execution of our investment process, its ability to provide competent, attentive and efficient services to us and, to a lesser extent, our access to financing on acceptable terms. MC Advisors has substantial responsibilities under the Investment Advisory Agreement. The senior origination professionals and other personnel of MC Advisors and its affiliates may be called upon to provide managerial assistance to our portfolio companies. These activities may distract them or slow our rate of investment. Any failure to manage our business and our future growth effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. Our results of operations depend on many factors, including the availability of opportunities for investment, readily accessible short and long-term funding alternatives in the financial markets and economic conditions. Furthermore, if we cannot successfully operate our business or implement our investment policies and strategies, it could negatively impact our ability to pay dividends or other distributions and you may lose all or part of your investment.

There may be conflicts related to obligations that MC Advisors’ senior investment professionals and members of its investment committee have to other clients.
The senior investment professionals and members of the investment committee of MC Advisors serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds, accounts or other investment vehicles sponsored or managed by MC Advisors or its affiliates. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our stockholders. For example, the individual investment committee members have and will continue to have management responsibilities for other investment funds, accounts or other investment vehicles sponsored or managed by affiliates of MC Advisors. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of us or our stockholders. MC Advisors seeks to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with its allocation policy.
As of December 31, 2024, MC Advisors manages other assets in MRCC, and affiliates of MC Advisors manage other assets in 11 closed-end funds, one small business investment company, 27 private funds that also have an investment strategy focused primarily on senior, unitranche and junior secured debt and, to a lesser extent, unsecured subordinated debt to lower middle-market companies and one BDC which focuses on similar investment types, but which may be backed by venture capital. In addition, MC Advisors and/or its affiliates may manage other entities in the future with an investment strategy that has the same or similar focus as ours.
Monroe Capital and its affiliates seek to allocate investment opportunities among the participating funds, including us, in proportion to the relative amounts of capital available for new investments, taking into account such factors as Monroe Capital may determine appropriate, including, without limitation, investment objectives, legal or regulatory restrictions, current holdings, availability of capital for investment, immediately available cash, the size of investments generally, risk return considerations, relative exposure to market trends, maintenance of targeted leverage level, targeted asset mix, target investment return, diversification requirements, strategic objectives, specific liquidity requirements, tax consequences, limitations and restrictions on a fund’s portfolio that are imposed by such fund’s governing board or documents, or other considerations or factors that Monroe Capital deems necessary or appropriate in light of the circumstances at such time (collectively, the “Allocation Criteria”). We expect that Monroe Capital will follow the Allocation Criteria with respect to all of its funds under management, including us.
In situations where co-investment with other entities sponsored or managed by MC Advisors or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in securities of the same issuer that have different priorities or liens, MC Advisors will need to decide whether we or such other entity or entities will proceed with the investment. MC Advisors will make these determinations based on its policies and procedures that require that such opportunities be offered to eligible accounts on a basis that is fair and equitable over time. However, there can be no assurance that we will be able to participate in all investment opportunities that are suitable to us.
MC Advisors or its investment committee may, from time to time, possess material nonpublic information, limiting our investment discretion.
The managing members and the senior origination professionals of MC Advisors and the senior professionals and members of MC Advisors’ investment committee may serve as directors of, or in a similar capacity with, companies in which we invest, the securities of which are purchased or sold on our behalf. In the event that material nonpublic information is obtained with respect to such companies, or we become subject to trading restrictions under the internal trading policies of those companies or as a result of applicable law or regulations, we could be prohibited for a period of time from purchasing or selling the securities of such companies, and this prohibition may have a material adverse effect on us.

Our management and incentive fee structure may create incentives for MC Advisors that are not fully aligned with the interests of our stockholders.
In the course of our investing activities, we pay management and incentive fees to MC Advisors. Management fees are based on our total assets (which include assets financed using leverage). As a result, investors in our common stock invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. Because these fees are based on our total assets, including assets financed using leverage, MC Advisors benefits when we incur debt or otherwise use leverage. This fee structure may encourage MC Advisors to cause us to borrow money to finance additional investments or to maintain leverage when it would otherwise be appropriate to pay off our indebtedness. Under certain circumstances, the use of borrowed money may increase the likelihood of default, which would disfavor our stockholders. Our Board is charged with protecting our interests by monitoring how MC Advisors addresses these and other conflicts of interest associated with its management services and compensation. While our Board is not expected to review or approve each investment, our independent directors periodically review MC Advisors’ services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our independent directors consider whether our fees and expenses (including those related to leverage) remain appropriate. As a result of this arrangement, MC Advisors or its affiliates may from time to time have interests that differ from those of our stockholders, giving rise to a conflict.
The part of the incentive fee payable to MC Advisors that relates to our net investment income is computed and paid on income that may include interest income that has been accrued but not yet received in cash. This fee structure may be considered to involve a conflict of interest for MC Advisors to the extent that it may encourage MC Advisors to favor debt financings that provide for deferred interest, rather than current cash payments of interest. MC Advisors may have an incentive to invest in PIK interest securities in circumstances where it would not have done so but for the opportunity to continue to earn the incentive fee even when the issuers of the deferred interest securities would not be able to make actual cash payments to us on such securities. This risk could be increased because MC Advisors is not obligated to reimburse us for any incentive fees received even if we subsequently incur losses or never receive in cash the deferred income that was previously accrued. In addition, the part of the incentive fee payable to MC Advisors that relates to our net investment income generally does not include any realized capital gains or losses or unrealized capital gains or losses. Any net investment income incentive fee would not be subject to repayment.
Our incentive fee may induce MC Advisors to make certain investments, including speculative investments.
MC Advisors receives an incentive fee based, in part, upon net capital gains realized on our investments. Unlike that portion of the incentive fee based on income, there is no hurdle rate applicable to the portion of the incentive fee based on net capital gains. As a result, MC Advisors may have a tendency to invest more capital in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.
The Investment Advisory Agreement with MC Advisors and the Administration Agreement with MC Management were not negotiated on an arm’s length basis and may not be as favorable to us as if they had been negotiated with an unaffiliated third-party.
We negotiated the Investment Advisory Agreement and the Administration Agreement with related parties. Consequently, their terms, including fees payable to MC Advisors, may not be as favorable to us as if they had been negotiated with an unaffiliated third-party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights and remedies under these agreements because of our desire to maintain our ongoing relationship with MC Advisors and MC Management. Any such decision, however, would breach our fiduciary obligations to our stockholders.

Our ability to enter into transactions with our affiliates is restricted, which may limit the scope of investments available to us.
We are prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of our independent directors and, in some cases, of the SEC. Any person that owns, directly or indirectly, five percent or more of our outstanding voting securities is our affiliate for purposes of the 1940 Act, and we are generally prohibited from buying or selling any security from or to such affiliate, absent the prior approval of our independent directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company, without prior approval of our independent directors and, in some cases, of the SEC. We are prohibited from buying or selling any security from or to any person who owns more than 25% of our voting securities or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. As a result of these restrictions, we may be prohibited from buying or selling any security (other than any security of which we are the issuer) from or to any portfolio company of a private equity fund managed by MC Advisors or its affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.
We may, however, co-invest with MC Advisors and its affiliates’ other clients in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations. For example, we may co-invest with such accounts consistent with guidance promulgated by the SEC staff permitting us and such other accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that MC Advisors, acting on our behalf and on behalf of other clients, negotiates no term other than price. We may also co-invest with MC Advisors’ affiliates’ other clients as otherwise permissible under regulatory guidance, applicable regulations, the Order and MC Advisors’ allocation policy, which the investment committee of MC Advisors maintains in writing. The allocation policy further provides that allocations among us and these other funds are generally made in proportion to the relative amounts of capital available for new investments taking into account the Allocation Criteria. We expect that Monroe Capital will follow the Allocation Criteria with respect to all of its funds under management, including us. However, we can offer no assurance that investment opportunities will be allocated to us fairly or equitably in the short-term or over time.
In situations where co-investment with other entities sponsored or managed by MC Advisors or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in securities of the same issuer that have different priorities or liens, MC Advisors will need to decide whether we or such other entity or entities will proceed with the investment. MC Advisors will make these determinations based on its policies and procedures that require that such opportunities be offered to eligible accounts on a basis that is fair and equitable over time. Moreover, except in certain circumstances, we are unable to invest in any issuer in which a fund managed by MC Advisors or its affiliates has previously invested. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates.
We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of the majority of the members of our Board who are not interested persons and, in some cases, prior approval by the SEC. The SEC has interpreted the BDC regulations governing transactions with affiliates to prohibit certain “joint transactions” between entities that share a common investment adviser.
We and our affiliates expect to hold controlling and non-controlling interests in other private fund managers which could preclude us from pursuing certain investments. In addition, from time to time, we may lend to, or otherwise invest in, unaffiliated registered investment advisors, which may create conflicts of interest.
We and our affiliates expect to hold interests in, or otherwise acquire, other private fund managers (“Target Managers”). A Target Manager may have access to material non-public information that may be attributable to us, MC Advisors, MC Management and their affiliates and thus preclude us from pursuing certain investments that could be attractive and profitable for us. In addition, a Target Manager’s advisory clients may make investments or take positions that conflict or compete with investments held or targeted by us.

While MC Advisors will perform diligence on Target Managers (including background checks on key personnel of the management team), it will be difficult, and likely impossible, for MC Advisors to protect itself and us from the risk of Target Manager fraud, misrepresentation, failure to comply with applicable legal, registration, tax or regulatory requirements. Target Managers, and the funds they manage, might become involved in litigation or regulatory actions for any number of reasons. If any Target Manager or its fund(s) are so involved, they could be exposed to substantial liabilities or losses, which could in turn materially and adversely affect MC Advisors and us and cause reputational damage to MC Advisors and/or us.

In addition, we may lend to, or otherwise invest in, currently unaffiliated registered investment advisers (“RIAs”) from time to time, subject to the restrictions under the 1940 Act. Such RIAs may include wealth managers or other advisers who do or could offer to, or acquire for, their end clients (through a platform or otherwise) our common stock or the limited partner interests or other similar interests in funds or other investment vehicles managed by MC Advisors, MC Management or their affiliates (collectively, “Monroe Interests”). As such, a conflict of interest may arise because either MC Advisors could be perceived to lend or otherwise invest in the RIA, to incentivize the RIA to sell Monroe Interests or the RIA could be perceived to offer or acquire Monroe Interests to incentivize MC Advisors cause us to make a loan to the RIA.
We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.
We compete with a number of specialty and commercial finance companies to make the types of investments that we make in middle-market companies, including BDCs, traditional commercial banks, private investment funds, regional banking institutions, small business investment companies, investment banks and insurance companies. Additionally, with increased competition for investment opportunities, alternative investment vehicles such as hedge funds may seek to invest in areas they have not traditionally invested in or from which they had withdrawn during the economic downturn, including investing in middle-market companies. As a result, competition for investments in lower middle-market companies has intensified, and we expect that trend to continue. Many of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we offer. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure, however, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the lower middle-market is underserved by traditional commercial and investment banks, and generally has less access to capital. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms.
Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or the source of income, asset diversification and distribution requirements we must satisfy to maintain our RIC status. The competitive pressures we face may have a material adverse effect on our business, financial condition and results of operations. As a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we may not be able to identify and make investments that are consistent with our investment objective.
We will be subject to U.S. federal income tax imposed at corporate rates if we are unable to qualify or maintain qualification as a RIC under Subchapter M of the Code.
We have elected to be treated as a RIC under Subchapter M of the Code, have qualified and intend to continue to qualify to be treated as a RIC; however, no assurance can be given that we will be able to continue to qualify for and maintain RIC status. To qualify as a RIC, we must meet certain requirements, including source-of-income, asset diversification and distribution requirements. The annual distribution requirement applicable to RICs is satisfied if we distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders on an annual basis. In addition, we will be subject to a 4% nondeductible federal excise tax to the extent that we do not satisfy certain additional minimum distribution requirements on a calendar year basis. To the extent we use debt financing, we will be subject to certain asset coverage ratio requirements under the 1940 Act and may be subject to financial covenants under loan and credit agreements, each of which could, under certain circumstances, restrict us from making annual distributions necessary to qualify as a RIC. If we are unable to obtain cash from other sources, we may fail to be taxed as a RIC and, thus, may be subject to U.S. federal income tax imposed at corporate rates on our entire taxable income without regard to any distributions made by us. In order to qualify as a RIC, we must also meet certain asset diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments are in private or thinly traded public companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses. If we fail to qualify as a RIC for any reason and become subject to U.S. federal income tax, the resulting U.S. federal income tax could substantially reduce our net assets, the amount of income available for distributions to stockholders and the amount of our distributions and the amount of funds available for new investments. Such a failure would have a material adverse effect on us and our stockholders.

An extended disruption in the capital markets and the credit markets could negatively affect us and our portfolio companies.
As a BDC, it is necessary for us to maintain our ability to raise additional capital for investment purposes. Without sufficient access to the private capital markets or credit markets, we may be forced to curtail our business operations or we may not be able to pursue new business opportunities. The private capital markets and the credit markets have experienced periods of extreme volatility and disruption and, accordingly, there has been and may in the future be uncertainty in the financial markets in general. Ongoing disruptive conditions in the financial industry, including the bankruptcy of, the acquisition of, or government intervention in the affairs of financial institutions, and the impact of new legislation in response to those conditions could restrict our business operations or the business operations of our portfolio companies and could adversely impact our results of operations and financial condition or results of operations and financial condition of our portfolio companies.
We may need additional capital to fund new investments and grow our portfolio of investments. As such, we are offering our common stock in a continuous private offering pursuant to an exemption from registration under Regulation D of the Securities Act of 1933, as amended, and have entered into several forms of leverage in order to obtain such additional capital. Unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. A reduction in the availability of new capital could limit our ability to pursue new business opportunities and grow our business. In addition, we are required to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders to qualify as a RIC. As a result, these earnings will not be available to fund new investments. An inability to access the capital markets successfully could limit our ability to grow our business and execute our business strategy fully and could decrease our earnings, if any, which may have an adverse effect on the value of our securities. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market-to-market participants (even if we plan on holding an investment through its maturity). As a result, volatility in the capital markets can adversely affect our investment valuations. Further, the illiquidity of our investments may make it difficult for us to sell such investments if required and to value such investments. As a result, we may realize significantly less than the value at which we will have recorded our investments.
We could raise capital through other channels.
We may determine to raise capital through other channels, including through additional private offerings, public offerings or a liquidity event. Capital raised through other channels could subject us to additional regulatory requirements. These additional provisions could, among other things, affect our stockholders and limit the ability of the Company and MC Advisors to take certain actions. In addition, if capital is raised through other channels, we would have to use financial and other resources to file any required registration statements and to comply with any additional regulatory requirements. For example, we have submitted an application to the SEC requesting exemptive relief that would permit us to offer multiple classes of common stock that may have varying sales loads and asset-based service and/or distribution fees. To the extent we receive such relief and offer multiple class of shares, we will be subject to additional regulatory requirements and will incur additional costs related to such additional regulatory requirements. No assurances can be given that we will receive such requested exemptive relief.
We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income.
For U.S. federal income tax purposes, we include in income certain amounts that we have not yet received in cash, such as original issue discount, or through contracted PIK interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Original issue discount, which could be significant relative to our overall investment activities, or increases in loan balances as a result of contracted PIK arrangements, are included in income before we receive the corresponding cash payments. We also may be required to include in income certain other amounts that we do not receive in cash.

That part of the incentive fee payable by us that relates to our net investment income is computed and paid on income that may include interest that has been accrued but not yet received in cash, such as original issue discount and PIK interest. If we pay a net investment income incentive fee on interest that has been accrued, but not yet received in cash, it will increase the basis of our investment in that loan, which will reduce the capital gain incentive fee that we would otherwise pay in the future. Nevertheless, if we pay a net investment income incentive fee on interest that has been accrued but not yet received, and if that portfolio company defaults on such a loan, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible.
Because we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirements applicable to RICs. In such a case, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations and sourcings to meet these distribution requirements. If we are not able to obtain such cash from other sources, we may fail to qualify for the tax benefits available to RICs and thus be subject to U.S. federal income tax imposed at corporate rates.
The 1940 Act allows us to incur additional leverage, which could increase the risk of investing in us.
The 1940 Act generally prohibits us from incurring indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 150% (i.e., the amount of our debt may not exceed 66.7% of the value of our total assets), if certain requirements are met, including approval by our Board and stockholders.
Our Board and MC Advisors, our initial stockholder, approved a proposal to adopt an asset coverage ratio of 150% in connection with our organization. Incurring additional indebtedness could increase the risk of investing in us.
Leverage is generally considered a speculative investment technique and may increase the risk of investing in our securities. Leverage magnifies the potential for loss on investments in our indebtedness and on invested equity capital. As we use leverage to partially finance our investments, you will experience increased risks of investing in our securities. If the value of our assets increases, then leveraging would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged our business. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to pay distributions, scheduled debt payments or other payments related to our securities. The effects of leverage would cause any decrease in net asset value for any losses to be greater than any increase in net asset value for any corresponding gains. If we incur additional leverage, stockholders will experience increased risks of investing in our common stock.
Regulations governing our operation as a BDC affect our ability to and the way in which we raise additional capital.
We may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we are permitted as a BDC to issue senior securities in amounts such that our asset coverage ratio, as defined in the 1940 Act, equals at least 150% of total assets less all liabilities and indebtedness not represented by senior securities, immediately after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous. This could have a material adverse effect on our operations and we may not be able to make distributions in an amount sufficient to be subject to taxation as a RIC, or at all. In addition, issuance of securities could dilute the percentage ownership of our current stockholders in us.

No person or entity from which we borrow money will have a veto power or a vote in approving or changing any of our fundamental policies. If we issue preferred stock, the preferred stock would rank “senior” to common stock in our capital structure, preferred stockholders would have separate voting rights on certain matters and might have other rights, preferences or privileges more favorable than those of our common stockholders, and the issuance of preferred stock could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our common stock or otherwise be in your best interest. Holders of our common stock will directly or indirectly bear all of the costs associated with offering and servicing any preferred stock that we issue. In addition, any interests of preferred stockholders may not necessarily align with the interests of holders of our common stock and the rights of holders of shares of preferred stock to receive dividends would be senior to those of holders of shares of our common stock.
As a BDC, we generally are not able to issue our common stock at a price below net asset value per share without first obtaining the approval of our stockholders and our independent directors. If we raise additional funds by issuing more common stock or senior securities convertible into, or exchangeable for, our common stock, then percentage ownership of our stockholders at that time would decrease, and stockholders might experience dilution. We may seek stockholder approval to sell shares below net asset value in the future.
We maintain several leverage facilities and may use other borrowed funds to make investments or fund our business operations, which exposes us to risks typically associated with leverage and increases the risk of investing in us.
We maintain several leverage facilities and may use other borrowed funds and may borrow additional money, which is generally considered a speculative investment technique. As a result:
•our common stock is exposed to an increased risk of loss because a decrease in the value of our investments would have a greater negative impact on the value of our common stock than if we did not use leverage;
•if we do not appropriately match the assets and liabilities of our business, adverse changes in interest rates could reduce or eliminate the incremental income we make with the proceeds of any leverage;
•our ability to pay distributions on our common stock may be restricted if our asset coverage ratio, as provided in the 1940 Act, is not at least 150% and any amounts used to service indebtedness would not be available for such distributions;
•any credit facility is subject to periodic renewal by its lenders, whose continued participation cannot be guaranteed;
•the majority of our leverage facilities are, and any other credit facility we may enter into would be, subject to various financial and operating covenants, which can include that our portfolio of investments satisfies certain eligibility and concentration limits as well as valuation methodologies; and
•we bear the cost of issuing and paying interest on our leverage facilities, which costs are entirely borne by our common stockholders.

The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing in the table below.

	Assumed Return on Our Portfolio (Net of Expenses) (1)
	-10%	-5%	0%	5%	10%
Corresponding return to common stockholder (2) (3)	-28.41%	-17.96%	-7.51%	2.94%	13.39%
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(1)The assumed return on our portfolio is required by regulation of the SEC to assist investors in understanding the effects of leverage and is not a prediction of, and does not represent, our projected or actual performance.
(2)Assumes 4.3 billion in total assets, 2.2 billion in debt outstanding, of which 2.2 billion is senior securities outstanding, 2.1 billion in net assets and an average cost of funds of 6.89%, which was the weighted average interest rate of borrowings as of December 31, 2024. The interest rates on our secured revolving credit facilities, senior secured term credit facility and 2023 Class A-R Notes are variable rates. Actual interest payments may be different.
(3)In order for us to cover our annual interest payments on indebtedness, we must achieve annual returns on our December 31, 2024 total portfolio assets of at least 3.59%.
Provisions in our credit facilities may limit discretion.
At our discretion, we utilize the leverage available under our credit facilities for investment and operating purposes. Additionally, we may in the future enter into additional credit facilities. To the extent we continue to borrow money to make investments, such underlying credit facility may be backed by all or a portion of our loans and securities on which the lenders will have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.
In addition, any security interests and/or negative covenants required by a credit facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under a credit facility were to decrease, we may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make distributions.
In addition, we may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage, which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our liquidity and cash flow and impair our ability to grow our business.

A substantial amount of our assets are subject to security interests under our leverage facilities and if we default on our obligations under any such facility, we may suffer adverse consequences, including foreclosure on our assets.
As of December 31, 2024, a substantial portion of our assets were held in MC Income Plus Financing SPV, LLC (the “SPV”), MC Income Plus Financing SPV II, LLC (the “SPV II”), MC Income Plus Financing SPV III, LLC (the “SPV III”), MC Income Plus Financing SPV IV, LLC (the “SPV IV”), Monroe Capital Income Plus ABS Funding, LLC (the “2022 Issuer”) and Monroe Capital Income Plus ABS Funding II, LLC (the “2023 Issuer”), our wholly owned subsidiaries, and were pledged as collateral under our leverage facilities. If we default on our obligations under these facilities, the lenders may have the right to foreclose upon and sell, or otherwise transfer, the collateral subject to their security interests or their superior claim. In such event, we may be forced to sell our investments to raise funds to repay our outstanding borrowings in order to avoid foreclosure and these forced sales may be at times and at prices we would not consider advantageous. Moreover, such deleveraging of our company could significantly impair our ability to effectively operate our business in the manner in which we have historically operated. As a result, we could be forced to curtail or cease new investment activities and lower or eliminate the distributions that we have historically paid to our stockholders.
In addition, if the lenders exercise their right to sell the assets pledged under our leverage facilities, such sales may be completed at distressed sale prices, thereby diminishing or potentially eliminating the amount of cash available to us after repayment of the amounts outstanding under the leverage facilities.
We are subject to certain risks in connection with securitization transactions.
In addition to issuing securities to raise capital, we entered into securitization transactions and we may enter into additional securitization transactions to generate cash for funding new investments. To securitize loans, we may create a wholly-owned subsidiary, contribute a pool of loans to the subsidiary and have the subsidiary issue primarily investment grade debt securities to purchasers who we would expect to be willing to accept a substantially lower interest rate than the loans earn. Even though we expect the pool of loans that we contribute to any such securitization vehicle to be rated below investment grade, because the securitization vehicle’s portfolio of loans would secure all of the debt issued by such vehicle, a portion of such debt may be rated investment grade, subject in each case to market conditions that may require such portion of the debt to be over collateralized and various other restrictions. If applicable accounting pronouncements or SEC staff guidance require us to consolidate the securitization vehicle’s financial statements with our financial statements, any debt issued by it would be generally treated as if it were issued by us for purposes of the asset coverage ratio applicable to us. In such case, we would expect to retain all or a portion of the equity and/or subordinated notes in the securitization vehicle. Our retained equity would be exposed to any losses on the portfolio of loans before any of the debt securities would be exposed to such losses. Accordingly, if the pool of loans experienced a low level of losses due to defaults, we would earn an incremental amount of income on our retained equity, but we would be exposed, up to the amount of equity we retained, to that proportion of any losses we would have experienced if we had continued to hold the loans in our portfolio. We would have no direct ability to enforce the payment obligations on the loans contributed to the securitization vehicle. We may hold subordinated debentures in any such securitization vehicle and, if so, we would not consider such securities to be senior securities. An inability to successfully securitize our loan portfolio could limit our ability to grow our business and fully execute our business strategy and adversely affect our earnings, if any. Moreover, the successful securitization of a portion of our loan portfolio might expose us to losses as the residual loans in which we do not sell interests will tend to be those that are riskier and less liquid. Any fee payable under any servicing or collateral management agreement in respect of the securitization would be offset in an amount equal to the base management fee payable under the Investment Advisory Agreement.
As part of the securitization transactions, we would likely enter into an agreement under which we would be required to repurchase any loan (or participation interest therein) which was sold to the securitization vehicle in breach of any representation or warranty made by us with respect to such loan on the date such loan was sold.
The structure of a securitization transaction is intended to prevent, in the event of our bankruptcy, the consolidation of the securitization vehicle with our operations. If the true sale of these assets were not respected in the event of our insolvency, a trustee or debtor-in-possession might reclaim the assets of the securitization vehicle for our estate. However, in doing so, we would become directly liable for all of the indebtedness then outstanding under the securitization transaction, which would equal the full amount of debt of the securitization vehicle reflected on our consolidated balance sheet.

Recourse to us by the securitization vehicle would be limited and generally consistent with the terms of other similarly structured finance transactions. In a securitization transaction, we would sell and/or contribute to the securitization vehicle all of our ownership interest in certain of our portfolio loans and participations for the purchase price and other consideration set forth in the securitization agreement. This transfer would be structured by its terms to provide limited recourse to us by the securitization vehicle relating to certain representations and warranties with respect to certain characteristics including title and quality of the portfolio loans that were transferred to the securitization vehicle. If we breached these representations and warranties and such breach materially and adversely affected the value of the portfolio loans or the interests of holders of notes issued by the securitization vehicle, then we could be required to (a) cure such breach in all material respects, (b) repurchase the portfolio loan or loans subject to such breach or (c) remove the portfolio loan or loans subject to such breach from the pool of loans and other assets held by the securitization vehicle and substitute a portfolio loan or loans that meet the requirements of the securitization documents. This repurchase and substitution obligation of us would constitute the sole remedy available against us for any breach of a representation or warranty related to the portfolio loans transferred to the securitization vehicle.
To the extent we continue to use debt to finance our investments, changes in interest rates will affect our cost of capital and net investment income.
To the extent we borrow money to make investments, our net investment income depends, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income in the event we use debt to finance our investments. In periods of higher interest rates, our cost of funds would increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with issuances of equity and long-term debt securities. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act.
You should also be aware that a rise in the general level of interest rates typically leads to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates may result in an increase of the amount of incentive fees payable to MC Advisors.
We are subject to risks related to corporate social responsibility.
Our business faces increasing public scrutiny related to environmental, social and governance (“ESG”) activities, which are increasingly considered to contribute to the long-term sustainability of a company’s performance. A variety of organizations measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions.
We risk damage to our brand and reputation if we fail to act responsibly in a number of areas, such as environmental stewardship, corporate governance and transparency and considering ESG factors in our investment processes. Adverse incidents with respect to ESG activities could impact the value of our brand, the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations.
Additionally, new regulatory initiatives related to ESG could adversely affect our business. The SEC has adopted rules that, among other matters, establish a framework for the reporting of climate-related risks; however, the future status of such rules is uncertain at this time. Compliance with any new laws or regulations increases our regulatory burden and could make compliance more difficult and expensive, affect the manner in which we or our portfolio companies conduct our businesses and adversely affect our profitability.
We are exposed to risks associated with changes in interest rates.
Interest rate fluctuations may have a substantial negative impact on our investments, the value of our common stock and our rate of return on invested capital. A reduction in the interest rates on new investments relative to interest rates on current investments could have an adverse impact on our net investment income while an increase in interest rates could decrease the value of any investments we hold that earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high yield bonds, and also could increase our interest expense, thereby decreasing our net income.

In periods of higher interest rates, to the extent we borrow money subject to a floating interest rate, our cost of funds would increase, which could reduce our net investment income. Further, higher interest rates could also adversely affect our performance if such increases cause our borrowing costs to rise at a rate in excess of the rate that our investments yield. Further, higher interest rates could also adversely affect our performance if we hold investments with floating interest rates, subject to specified minimum interest rates (such as a Secured Overnight Financing Rate (“SOFR”) floor), while at the same time engaging in borrowings subject to floating interest rates not subject to such minimums. In such a scenario, higher interest rates may increase our interest expense, even though our interest income from investments is not increasing in a corresponding manner as a result of such minimum interest rates.
If general interest rates rise, there is a risk that the portfolio companies in which we hold floating rate securities will be unable to pay escalating interest amounts, which could result in a default under their loan documents with us. Higher interest rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. In addition, higher interest rates may increase pressure on us to provide fixed rate loans to our portfolio companies, which could adversely affect our net investment income, as increases in our cost of borrowed funds would not be accompanied by increased interest income from such fixed-rate investments.
To the extent that we continue to make floating rate debt investments, a rise in the general level of interest rates would lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates may result in an increase in the amount of the incentive fee payable to the Adviser.
General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly, may have a material adverse effect on our ability to achieve our investment objective and the rate of return on invested capital.
If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC, which would have a material adverse effect on our business, financial condition and results of operations.
As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets, as defined in Section 55(a) of the 1940 Act. See “Business — Qualifying Assets.” We believe that most of the investments that we may acquire in the future will constitute qualifying assets. However, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could violate the 1940 Act provisions applicable to BDCs. As a result of such violation, specific rules under the 1940 Act could prevent us, for example, from making follow-on investments in existing portfolio companies, which could result in the dilution of our position or could require us to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. If we need to dispose of investments quickly, it could be difficult to dispose of such investments on favorable terms. We may not be able to find a buyer for such investments and, even if we do find a buyer, we may have to sell the investments at a substantial loss. Any such outcomes would have a material adverse effect on our business, financial condition, results of operations, and cash flows.
A majority of our portfolio investments are recorded at fair value as determined in good faith by our Valuation Designee and, as a result, there may be uncertainty as to the value of our portfolio investments.
Under the 1940 Act, we are required to carry our portfolio investments at market value, or if there is no readily available market value, at fair value as determined by MC Advisors in its capacity as our Valuation Designee. A majority of our portfolio investments may take the form of securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable, and we value these securities at fair value as determined in good faith by our Valuation Designee, including to reflect significant events affecting the value of our securities. As part of the valuation process, we may take into account the following types of factors, if relevant, in determining the fair value of our investments:
•a comparison of the portfolio company’s securities to publicly traded securities;
•the enterprise value of a portfolio company;
•the nature and realizable value of any collateral;

•the portfolio company’s ability to make payments and its earnings and discounted cash flow;
•the markets in which the portfolio company does business; and
•changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future and other relevant factors.
We expect that most of our investments (other than cash and cash equivalents) will be classified as Level 3 in the fair value hierarchy and require disclosures about the level of disaggregation along with the inputs and valuation techniques we use to measure fair value. This means that our portfolio valuations are based on unobservable inputs and our own assumptions about how market participants would price the asset or liability in question. Inputs into the determination of fair value of our portfolio investments require significant management judgment or estimation. Even if observable market data is available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. We generally employ the services of one or more independent service providers to conduct fair value appraisals of material investments for which market quotations are not readily available. These fair value appraisals for material investments are received at least once every calendar year for each portfolio company investment, but are generally received quarterly. The types of factors that the Valuation Designee may take into account in determining the fair value of our investments generally include, as appropriate, comparison to publicly traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to this uncertainty in the value of our portfolio investments, a fair value determination may cause net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon one or more of our investments. As a result, investors purchasing shares of our common stock based on an overstated net asset value would pay a higher price than the value of the investments might warrant. Conversely, investors selling shares during a period in which the net asset value understates the value of investments will receive a lower price for their shares than the value the investment portfolio might warrant.
We adjust quarterly the valuation of our portfolio to reflect the determination of our Valuation Designee of the fair value of each investment in our portfolio. Any changes in fair value are recorded in our consolidated statements of operations as net change in unrealized gain (loss) on investments.
Legislative or regulatory tax changes could adversely affect investors.
At any time, the federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Matters pertaining to U.S. federal income taxation are constantly under review by persons involved in the legislative process, and by the Internal Revenue Service, and the U.S. Treasury Department. The Trump Administration has proposed significant changes to the Code and existing U.S federal income tax regulations and there are a number of proposals in Congress that, if enacted, would similarly modify the Code. The likelihood of any new legislation being enacted is uncertain. Any new legislation and any U.S. Treasury regulations, administrative interpretations or court decisions interpreting such legislation could have adverse consequences, including affecting our ability to qualify as a RIC or otherwise impacting the U.S. federal income tax consequences applicable to us and our investors. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in our shares or the value or the resale potential of our investments. Investors are urged to consult with their tax advisor regarding tax legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our shares.

We may experience fluctuations in our quarterly operating results.
We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable to us on the debt securities we acquire, the default rate on such securities, the level of our expenses, including the cost of our indebtedness, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.
Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.
We and our portfolio companies are subject to regulation at the local, state and federal level. These laws and regulations, as well as their interpretation, may change from time to time, including as the result of interpretive guidance or other directives from the U.S. President and others in the executive branch, and new laws, regulations and interpretations may also come into effect, including those governing the types of investments we or our portfolio companies are permitted to make, any of which could have a material adverse effect on our business, and political uncertainty could increase regulatory uncertainty in the near term. The effects of legislative and regulatory proposals directed at the financial services industry or affecting taxation may negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies, intensify the regulatory supervision of us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies. In addition, if we do not comply with applicable laws and regulations, we could lose any licenses that we then hold for the conduct of our business and may be subject to civil fines and criminal penalties.
Additionally, changes to the laws and regulations governing our operations, including those associated with RICs, may cause us to alter our investment strategy in order to avail ourselves of new or different opportunities or result in the imposition of corporate-level taxes on us. Such changes could result in material differences to the strategies and plans set forth herein and may shift our investment focus from the areas of expertise of MC Advisors to other types of investments in which MC Advisors may have little or no expertise or experience. Any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.
Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank credit extension could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business, financial condition and results of operations.
In June 2024, the U.S. Supreme Court reversed its longstanding approach under the Chevron doctrine, which provided for judicial deference to regulatory agencies. As a result of this decision, we cannot be sure whether there will be increased challenges to existing agency regulations or how lower courts will apply the decision in the context of other regulatory schemes without more specific guidance from the U.S. Supreme Court. For example, the decision could significantly impact consumer protection, advertising, privacy, artificial intelligence, anti-corruption and anti-money laundering practices and other regulatory regimes with which we and our portfolio companies are or may be required to comply. Any such regulatory developments could result in uncertainty about and changes in the ways such regulations apply to us and our portfolio companies, and may require additional resources to ensure continued compliance. We cannot predict which, if any, of these actions will be taken or, if taken, their effect on the financial stability of the United States. Such actions could have a significant adverse effect on our business, financial condition and results of operations.
Our Board may change our investment objective, operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.
Our Board has the authority, except as otherwise prohibited by the 1940 Act, to modify or waive certain of our operating policies and strategies without prior notice and without stockholder approval. However, absent stockholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC. Under Maryland law, we also cannot be dissolved without prior stockholder approval except by judicial action. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and the price value of our common stock. Nevertheless, any such changes could adversely affect our business and impair our ability to make distributions.

MC Advisors can resign on 60 days’ notice under the Investment Advisory Agreement, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.
MC Advisors has the right to resign under the Investment Advisory Agreement without penalty at any time upon 60 days’ written notice to us, whether we have found a replacement or not. If MC Advisors resigns, we may not be able to find a new investment advisor or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and our net asset value may decline. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by MC Advisors and its affiliates. Even if we were able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our financial condition, business and results of operations.
MC Management can resign on 60 days’ notice from its role as our administrator under the Administration Agreement, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.
MC Management has the right to resign under the Administration Agreement without penalty upon 60 days’ written notice to us, whether we have found a replacement or not. If MC Management resigns, we may not be able to find a new administrator or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and our net asset value may decline. In addition, the coordination of our internal management and administrative activities is likely to suffer if we are unable to identify and reach an agreement with a service provider or individuals with the expertise possessed by MC Management. Even if we were able to retain a comparable service provider or individuals to perform such services, whether internal or external, their integration into our business and lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our financial condition, business and results of operations.
There are significant financial and other resources necessary to comply with the requirements of being a public reporting entity.
We are subject to the reporting requirements of the Exchange Act and requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting, which are discussed below. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls, significant resources and management oversight will be required. We have implemented procedures, processes, policies and practices for the purpose of addressing the standards and requirements applicable to public reporting companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to incur significant annual expenses related to these steps and, among other things, directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, administrative expenses payable to MC Management, as administrator, to compensate them for accounting, legal and administrative personnel, auditing and legal fees and similar expenses.

The systems and resources necessary to comply with public company reporting requirements will increase further once we cease to be an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As long as we remain an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public reporting companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will remain an emerging growth company for up to five years following an initial public offering or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (ii) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period.
Efforts to comply with the Sarbanes-Oxley Act involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us and the value of our common stock.
As a public reporting company, we incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and other rules implemented by the SEC.
We are subject to the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. Under current SEC rules, after being subject to the reporting requirements of the Exchange Act for a specified period of time, our management will be required to report on its internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder. We are required to review on an annual basis our internal controls over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal controls over financial reporting. As a result, we expect to continue to incur associated expenses, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of our management’s time and attention. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and may not be able to ensure that the process is effective or that the internal controls are or will be effective in a timely manner. There can be no assurance that our quarterly reviews and annual audits will not identify additional material weaknesses. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, our value and results of operations may be adversely affected. As a result, we expect to incur significant associated expenses, which may negatively impact our financial performance and our ability to make distributions.
Terrorist attacks, acts of war, global health emergencies or natural disasters may affect any market for our common stock, impact the businesses in which we invest and harm our business, operating results and financial condition.
Terrorist acts, acts of war, including the ongoing military conflict in the Middle East and Europe, global health emergencies, or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, global health emergencies or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks, global health emergencies and natural disasters are generally uninsurable.
The failure in cybersecurity systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning, could impair our ability to conduct business effectively.
Cybersecurity incidents and cyber-attacks have been occurring globally at a more frequent and severe level, and will likely continue to increase in frequency in the future. The occurrence of a disaster such as a cyber-attack, a natural catastrophe, an industrial accident, a terrorist attack or war, events unanticipated in our disaster recovery systems, or a support failure from external providers, could have an adverse effect on our ability to conduct business and on our results of operations and financial condition, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems or destroy data. If a significant number of Monroe Capital employees were unavailable in the event of a disaster, our ability to effectively conduct our business could be severely compromised.

We, and our portfolio companies, depend heavily upon computer systems to perform necessary business functions. Despite the implementation of a variety of security measures, computer systems could be subject to cyber-attacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. Like other companies, we may experience threats to our data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations, which could result in damage to our reputation, financial losses, litigation, increased costs, regulatory penalties and/or customer dissatisfaction or loss.
A disaster or a disruption in the infrastructure that supports our business, including a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or directly affecting our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. Our disaster recovery programs may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for our losses, if at all.
Third parties with which we do business may also be sources of cybersecurity or other technological risk. We outsource certain functions and these relationships allow for the storage and processing of our information, as well as client, counterparty, employee, and borrower information. While we engage in actions to reduce our exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure, destruction, or other cybersecurity incident that affects our data, resulting in increased costs and other consequences as described above.
Moreover, the increased use of mobile and cloud technologies due to the proliferation of remote work resulting from the COVID-19 pandemic could heighten these and other operational risks as certain aspects of the security of such technologies may be complex and unpredictable. Reliance on mobile or cloud technology or any failure by mobile technology and cloud service providers to adequately safeguard their systems and prevent cyber-attacks could disrupt our operations, the operations of a portfolio company or the operations of our or their service providers and result in misappropriation, corruption or loss of personal, confidential or proprietary information or the inability to conduct ordinary business operations. In addition, there is a risk that encryption and other protective measures may be circumvented, particularly to the extent that new computing technologies increase the speed and computing power available. Extended periods of remote working, whether by us or by our service providers, could strain technology resources, introduce operational risks and otherwise heighten the risks described above. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts. Accordingly, the risks described above are heightened under current conditions.
We have implemented processes, procedures and internal controls to help mitigate cybersecurity risks and cyber intrusions, but these measures, as well as our increased awareness of the nature and extent of a risk of a cyber-incident, do not guarantee that a cyber-incident will not occur and/or that our financial results, operations or confidential information will not be negatively impacted by such an incident.
In addition, cybersecurity has become a top priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Compliance with such laws and regulations may result in cost increases due to system changes and the development of new administrative processes. If we or MC Advisors or certain of its affiliates, fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage.
A data breach could negatively impact our business and result in significant penalties.
MC Advisors is subject to numerous laws in various jurisdictions relating to privacy and the storage, sharing, use, processing, disclosure and protection of information that we and our affiliates hold. The European Union’s (the “EU”) General Data Protection Regulation, the Cayman Islands Data Protection Law, 2017, and the California Consumer Privacy Act of 2018 are recent examples of such laws, and MC Advisors anticipates new privacy and data protection laws will be passed in other jurisdictions in the future. In general, these laws introduce many new obligations on MC Advisors and its affiliates and service providers and create new rights for parties who have given us their personal information, such as investors and others.

Breach of these laws could result in significant financial penalties for MC Advisors and/or us. As interpretation of these laws evolves and new laws are passed, MC Advisors could be required to make changes to its business practices, which could result in additional risks, costs and liabilities to us and adversely affect investment returns. While MC Advisors intends to comply with its privacy and data protection obligations under the privacy and data protection laws that are applicable to it, it is possible that MC Advisors will not be able to accurately anticipate the ways in which regulators and courts will apply or interpret these laws. A violation of applicable privacy and data protection law could result in negative publicity and/or subject MC Advisors or us, to significant costs associated with litigation, settlements, regulatory action, judgments, liabilities and/or penalties.
We may incur lender liability as a result of our lending activities.
In recent years, a number of judicial decisions have upheld the right of borrowers and others to sue lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. We may be subject to allegations of lender liability, which could be time-consuming and expensive to defend and result in significant liability.
We may incur liability as a result of providing managerial assistance to our portfolio companies.
In the course of providing significant managerial assistance to certain portfolio companies, certain of our management and directors may serve as directors on the boards of such companies. To the extent that litigation arises out of investments in these companies, our management and directors may be named as defendants in such litigation, which could result in an expenditure of our funds, through our indemnification of such officers and directors, and the diversion of management time and resources.
Political and regulatory conditions that contribute to uncertainty and market volatility including the impact of the U.S. presidential election and legislative, regulatory, trade and policy changes associated with a new administration could materially impact our business operations and financial performance and business and financial performance of our portfolio companies.
The political and economic environment in the U.S. has resulted in and will continue to result in some uncertainty. Changing regulatory policies because of the changing political environment could impact our regulatory and compliance costs and future revenues, all of which could materially and adversely affect our business, financial condition and operating results. Failure to adapt to or comply with evolving regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners and access to capital. Changes in federal policy by the executive branch and regulatory agencies may occur over time through the new presidential administration’s and/or Congress’s policy and personnel changes, which could lead to changes involving the level of oversight and focus on our industry; however, the nature, timing and economic and political effects of such potential changes remain highly uncertain. Any future changes in federal and state laws and regulations, as well as the interpretation and implementation of such laws and regulations, could affect us and our portfolio companies in substantial and unpredictable ways. At this time, it is unclear what laws, regulations and policies may change and whether future changes or uncertainty surrounding future changes will adversely affect our operating environment and therefore our business, the business of our portfolio companies, our financial condition and results of operations.
Changes to United States tariff and import/export regulations could negatively affects us and our portfolio companies.
The U.S has recently enacted and proposed to enact significant new tariffs. Additionally, the U.S. administration has directed various federal agencies to further evaluate key aspects of U.S. trade policy and there has been ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and trade between the impacted nations and the U.S.
Any of these factors could impact economic activity and restrict our portfolio companies' access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations. In turn, potentially impacting our business, the business of our portfolio companies, our financial condition and results of operations.

Risks Related to Our Investments
Economic recessions or downturns could impair our portfolio companies and harm our operating results.
Many of our portfolio companies in which we have invested or expect to make investments are likely to be susceptible to economic slowdowns or recessions and may be unable to repay our loans during such periods. These portfolio companies may face intense competition, including competition from companies with greater financial resources, more extensive research and development, manufacturing, marketing and service capabilities and greater number of qualified and experienced managerial and technical personnel. They may need additional financing that they are unable to secure and that we are unable or unwilling to provide, or they may be subject to adverse developments unrelated to the technologies they acquire.
Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may decrease the value of collateral securing some of our loans and the value of our equity investments and could lead to financial losses in our portfolio and a corresponding decrease in revenues, net income and assets.
Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing our investments and harm business, financial condition, operating results and prospects.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, acceleration of its loans and foreclosure on its assets, which could trigger cross-defaults under other agreements and jeopardize our portfolio company’s ability to meet its obligations under the debt securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. It is possible that we could become subject to a lender liability claim, including as a result of actions taken if we or MC Advisors render significant managerial assistance to the borrower. Furthermore, if one of our portfolio companies were to file for bankruptcy protection, even though we may have structured our investment as senior secured debt, depending on the facts and circumstances, including the extent to which we or MC Advisors provided managerial assistance to that portfolio company or otherwise exercise control over it, a bankruptcy court might re-characterize our debt as a form of equity and subordinate all or a portion of our claim to claims of other creditors.
Inflation may adversely affect the business, results of operations and financial condition of our portfolio companies.
Inflationary pressures have increased the costs of labor, energy and raw materials and have adversely affected consumer spending, economic growth and our portfolio companies’ operations. Certain of our portfolio companies may be in industries that have been, or are expected to be, impacted by inflation. If such portfolio companies are unable to pass any increases in their costs along to their customers, it could adversely affect their results and impact their ability to pay interest and principal on our loans. In addition, any projected future decreases in our portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce our net assets resulting from operations.

Market conditions have materially and adversely affected debt and equity capital markets in the United States and around the world.
In the past, the global capital markets experienced periods of disruption resulting in increasing spreads between the yields realized on riskier debt securities and those realized on securities perceived as being risk-free and a lack of liquidity in parts of the debt capital markets, significant write-offs in the financial services sector relating to subprime mortgages and the re-pricing of credit risk in the broadly syndicated market. These events, along with the deterioration of the housing market, illiquid market conditions, declining business and consumer confidence and the failure of major financial institutions in the United States, led to a general decline in economic conditions. This economic decline materially and adversely affected the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and to financial firms in particular. If such a period of disruption were to occur in the future, to the extent that we wish to use debt to fund our investments, the debt capital that will be available to us, if at all, may be at a higher cost, and on terms and conditions that may be less favorable, than what we expect, which could negatively affect our financial performance and results. A prolonged period of market illiquidity may cause us to reduce the volume of loans we originate and/or fund below historical levels and adversely affect the value of our portfolio investments, which could have a material and adverse effect on our business, financial condition, and results of operations. The spread between the yields realized on riskier debt securities and those realized on securities perceived as being risk-free has remained narrow on a relative basis recently. If these spreads were to widen or if there were deterioration of market conditions, these events could materially and adversely affect our business.
We and our portfolio companies may maintain cash balances at financial institutions and exceed federally insured limits and may otherwise be materially affected by adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties.
Our cash is held in accounts at U.S. banking institutions that we believe are of high quality. Cash held by us and by our portfolio companies in non-interest-bearing and interest-bearing operating accounts may exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. If such banking institutions were to fail, we or our portfolio companies could lose all or a portion of those amounts held in excess of such insurance limitations. In addition, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems, which could adversely affect our and our portfolio companies’ business, financial condition, results of operations, or prospects.
Although we assess our portfolio companies’ banking relationships as we believe necessary or appropriate, our and our portfolio companies’ access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our respective current and projected future business operations could be significantly impaired by factors that affect us or our portfolio companies, the financial institutions with which we or our portfolio companies have arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we or our portfolio companies have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.
In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us or our portfolio companies to acquire financing on acceptable terms or at all.

Our investments in leveraged portfolio companies may be risky, and we could lose all or part of our investment.
Investment in leveraged companies involves a number of significant risks. Leveraged companies, including lower middle-market companies, in which we invest may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold. Such developments may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees that we may have obtained in connection with our investment. In addition, our junior secured loans are generally subordinated to senior loans. As such, other creditors may rank senior to us in the event of an insolvency.
Our portfolio companies consist of and will likely continue to consist primarily of lower middle-market, privately owned companies, which may present a greater risk of loss than loans to larger companies.
Our portfolio consists, and will most likely continue to consist, primarily of loans to lower middle-market, privately owned companies. Compared to larger, publicly traded firms, these companies generally have more limited access to capital and higher funding costs, may be in a weaker financial position and may need more capital to expand, compete and operate their business. In addition, many of these companies may be unable to obtain financing from public capital markets or from traditional sources, such as commercial banks. Accordingly, loans made to these types of borrowers may entail higher risks than loans made to companies that have larger businesses, greater financial resources or are otherwise able to access traditional credit sources on more attractive terms.
Investing in lower middle-market companies involves a number of significant risks, including that lower middle-market companies:
•may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;
•are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;
•typically have more limited access to the capital markets, which may hinder their ability to refinance borrowings;
•will be unable to refinance or repay at maturity the unamortized loan balance as we structure our loans such that a significant balance remains due at maturity;
•generally have less predictable operating results, may be particularly vulnerable to changes in customer preferences or market conditions, depend on one or a limited number of major customers;
•may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and
•generally have less publicly available information about their businesses, operations and financial condition. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and may lose all or part of our investment.
Any of these factors or changes thereto could impair a portfolio company’s financial condition, results of operation, cash flow or result in other adverse events, such as bankruptcy, any of which could limit a portfolio company’s ability to make scheduled payments on loans from us. This, in turn, may lead to their inability to make payments on outstanding borrowings, which could result in losses in our loan portfolio and a decrease in our net interest income and book value.

We may be subject to risks associated with our investments in senior secured loans.
We invest in senior secured loans. Senior secured loans are usually rated below investment grade or may also be unrated. As a result, the risks associated with senior secured loans may be considered by credit rating agencies to be similar to the risks of below investment grade fixed income instruments, although senior secured loans are senior and secured in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured. Investment in senior secured loans rated below investment grade is considered speculative because of the credit risk of their issuers. Such companies are more likely than investment grade issuers to default on their payments of interest and principal owed to us, and such defaults could have a material adverse effect on our performance. An economic downturn would generally lead to a higher non-payment rate, and a senior secured loan may lose significant market value before a default occurs. Moreover, any specific collateral used to secure a senior secured loan may decline in value or become illiquid, which would adversely affect the senior secured loan’s value.
There may be less readily available and reliable information about most senior secured loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act or registered under the Exchange Act. As a result, MC Advisors will rely primarily on its own evaluation of a borrower’s credit quality rather than on any available independent sources. Therefore, we will be particularly dependent on the analytical abilities of MC Advisors.
In general, the secondary trading market for senior secured loans is not well developed. No active trading market may exist for certain senior secured loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that we may not be able to sell senior secured loans quickly or at a fair price. To the extent that a secondary market does exist for certain senior secured loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
We may be subject to risks associated with our investments in junior debt securities.
We may invest in junior debt securities. Although certain junior debt securities are typically senior to common stock or other equity securities, the equity and debt securities in which we will invest may be subordinated to substantial amounts of senior debt, all or a significant portion of which may be secured. Such subordinated investments may be characterized by greater credit risks than those associated with the senior obligations of the same issuer. These subordinated securities may not be protected by all of the financial covenants, such as limitations upon additional indebtedness, typically protecting such senior debt. Holders of junior debt generally are not entitled to receive full payments in bankruptcy or liquidation until senior creditors are paid in full. Holders of equity are not entitled to payments until all creditors are paid in full. In addition, the remedies available to holders of junior debt are normally limited by restrictions benefiting senior creditors. In the event any portfolio company cannot generate adequate cash flow to meet senior debt service, we may suffer a partial or total loss of capital invested.
We may be subject to risks associated with “covenant-lite” loans.
Certain loans in which we invest may be “covenant-lite.” We use the term “covenant-lite” loans to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we are exposed to “covenant-lite” loans, we may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

We may be subject to risks associated with our investments in unitranche secured loans and securities.
We may invest in unitranche secured loans, which are a combination of senior secured and junior secured debt in the same facility in which we syndicate a “first out” portion of the loan to an investor and retain a “last out” portion of the loan. Unitranche secured loans provide all of the debt needed to finance a leveraged buyout or other corporate transaction, both senior and junior, but generally in a first lien position, while the borrower generally pays a blended, uniform interest rate rather than different rates for different tranches. Unitranche secured debt generally requires payments of both principal and interest throughout the life of the loan. Generally, we expect these securities to carry a blended yield that is between senior secured and junior debt interest rates. Unitranche secured loans provide a number of advantages for borrowers, including the following: simplified documentation, greater certainty of execution and reduced decision-making complexity throughout the life of the loan. In some cases, a portion of the total interest may accrue or be paid in kind. Because unitranche secured loans combine characteristics of senior and junior financing, unitranche secured loans have risks similar to the risks associated with senior secured and second lien loans and junior debt in varying degrees according to the combination of loan characteristics of the unitranche secured loan.
We may be subject to risks associated with our investments in bank loans.
We intend to invest in bank loans and participations. These obligations are subject to unique risks, including:
•the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws,
•so-called lender-liability claims by the issuer of the obligations,
•environmental liabilities that may arise with respect to collateral securing the obligations, and
•limitations on our ability to directly enforce its rights with respect to participations.
In addition, the illiquidity of bank loans may make it difficult for us to sell such investments to access capital if required. As a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes. Compared to securities and to certain other types of financial assets, purchases and sales of loans take relatively longer to settle. This extended settlement process can (i) increase the counterparty credit risk borne by us; (ii) leave us unable to timely vote, or otherwise act with respect to, loans it has agreed to purchase; (iii) delay us from realizing the proceeds of a sale of a loan; (iv) inhibit our ability to re-sell a loan that it has agreed to purchase if conditions change (leaving us more exposed to price fluctuations); (v) prevent us from timely collecting principal and interest payments; and (vi) expose us to adverse tax or regulatory consequences. To the extent the extended loan settlement process gives rise to short-term liquidity needs, we may hold cash, sell investments or temporarily borrow from banks or other lenders.
In purchasing participations, we generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights of set-off against the borrower, and we may not directly benefit from the collateral supporting the debt obligation in which we have purchased the participation. As a result, we will assume the credit risk of both the borrower and the institution selling the participation.
In analyzing each bank loan or participation, MC Advisors compares the relative significance of the risks against the expected benefits of the investment. Successful claims by third parties arising from these and other risks will be borne by us.

We may be subject to risks associated with our investments in Securitized Products.
We may from time to time, as part of its opportunistic investment activities, invest, directly and indirectly, in Securitized Products, including CLO facilities, asset-backed securities and warehouse loan facilities. Securitized Products may present risks similar to those of the other types of investments in which we may invest and, in fact, such risks may be of greater significance in the case of Securitized Products. Moreover, investing in Securitized Products may entail a variety of unique risks. Among other risks, Securitized Products may be subject to prepayment risk. In addition, the performance of a Securitized Product will be affected by a variety of factors, including its priority in the capital structure of the issuer thereof, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets. In addition, we may face additional risks related to specific Securities Products, including the following:
Asset-backed securities. We may invest in asset-backed securities (“ABS”). ABS are subject to the risk of prepayment on the loans underlying such securities (including voluntary prepayments by the obligors and liquidations due to default). Generally, prepayment rates increase when interest rates fall and decrease when interest rates rise. Prepayment rates are also affected by other factors, including economic, demographic, tax, social and legal factors. To the extent that prepayment rates are different than anticipated, the average yield of investments in ABS may be adversely affected. The interest rate sensitivity of any particular pool of loans depends upon the allocation of cash flow from the underlying receivables.
The market value of ABS will generally vary inversely with changes in market interest rates, declining when interest rates rise and rising when interest rates decline. However, ABS, while having comparable risk of decline during periods of higher rates, usually have less potential for capital appreciation than other investments of comparable maturities due to the likelihood of increased prepayments as interest rates decline. In addition, to the extent any ABS are purchased at a premium, losses due to default and liquidation and unscheduled principal prepayments generally will result in some loss of the holders’ principal to the extent of the premium paid. ABS are subject to whole loan risk and credit risk that the underlying receivables will not be paid by debtors or by credit insurers or guarantors of such instruments.
The underlying assets of ABS may include receivables of any kind, including, without limitation, such items as motor vehicle installment sales or installment loan contracts, leases of various types of real and personal property, and receivables from credit card agreements. The ability of an issuer of asset-backed securities to enforce its security interest in the underlying assets may be limited.
The values of some other ABS are subject to interest-rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. The value of ABS may be substantially dependent on the servicing of the underlying asset pools and thus be subject to risks associated with the negligence by, or defalcation of, their servicers. In addition, any fees related to outside loan origination and servicing contracts could negatively affect returns. In certain circumstances, the mishandling of related documentation may also affect the rights of security holders in and to the underlying collateral. The insolvency of entities that generate receivables or that utilize the assets may result in added costs and delays in addition to losses associated with a decline in the value of underlying assets. Furthermore, debtors may be entitled to the protection of a number of state and Federal consumer credit laws with respect to ABS, which may give the debtor the right to avoid payment. ABS may be highly illiquid, and the market value of ABS may fluctuate widely. If we are forced to liquidate our investments in ABS to satisfy withdrawals, it may be difficult or impossible to do so on favorable terms and may result in losses.

Collateralized Loan Obligations. We may invest, directly or indirectly, in CLOs and CLO warehouse facilities. A CLO is typically a bankruptcy-remote securitization entity that owns senior secured, second lien or unsecured corporate loans. Typically, we are expected to invest, directly or indirectly, in the unrated or most subordinated tranches of CLOs that own middle market or broadly syndicated loans, while other investors may purchase more senior tranches of the CLO entity’s capital structure, thereby exposing themselves to different risks of principal and interest repayment. CLOs make payments to investors as payments are received with respect to their underlying asset pools. If proceeds of the underlying asset pools are not large enough to provide payments on all investors, securities held by the more junior investors in the CLOs (like us) will likely suffer a principal loss. In an event of default, typically the most senior tranche of debt may direct the CLO manager to liquidate the CLO. In the event of a liquidation, the unrated or most subordinated tranches of a CLO will not receive any payment until all principal and interest on the senior debt is paid in full. As the holder of the most subordinated tranche, we may be unable to exercise additional remedies under the CLO entity documentation. In addition, the value of the underlying collateral in the asset pools may decrease in value. CLO securities are illiquid instruments, and we may not be able to sell such securities at favorable prices, if at all.
Loans may become nonperforming for a variety of reasons.
A loan or debt obligation may become non-performing for a variety of reasons. Such non-performing loans may require substantial workout negotiations or restructuring that may entail, among other things, a substantial reduction in the interest rate, a substantial write-down of the principal amount of the loan and/or the deferral of payments. In addition, such negotiations or restructuring may be quite extensive and protracted over time, and therefore may result in substantial uncertainty with respect to the ultimate recovery. We may also incur additional expenses to the extent that it is required to seek recovery upon a default on a loan or participate in the restructuring of such obligation. The liquidity for defaulted loans may be limited, and to the extent that defaulted loans are sold, it is highly unlikely that the proceeds from such sale will be equal to the amount of unpaid principal and interest thereon. In connection with any such defaults, workouts or restructuring, although we exercise voting rights with respect to an individual loan, we may not be able to exercise votes in respect of a sufficient percentage of voting rights with respect to such loan to determine the outcome of such vote.
The lack of liquidity in our investments may adversely affect our business.
All of our assets may be invested in illiquid securities, and a substantial portion of our investments in leveraged companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than more broadly traded public securities. The illiquidity of these investments may make it difficult for us to sell such investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded these investments. As a result, we do not expect to achieve liquidity in our investments in the near-term. However, to maintain the election to be regulated as a BDC and qualify as a RIC, we may have to dispose of investments if we do not satisfy one or more of the applicable criteria under the respective regulatory frameworks. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we or MC Advisors have material nonpublic information regarding such portfolio company.
Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our net asset value through increased net unrealized losses.
As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by the Valuation Designee. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation. We record decreases in the market values or fair values of our investments as unrealized losses. Declines in prices and liquidity in the corporate debt markets may result in significant net unrealized losses on our portfolio. The effect of all of these factors on our portfolio may reduce our net asset value by increasing net unrealized losses on our portfolio. Depending on market conditions, we could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse effect on our business, financial condition and results of operations.

Our portfolio companies may prepay loans, which prepayment may reduce stated yields if capital returned cannot be invested in transactions with equal or greater expected yields.
The loans underlying our portfolio may be callable at any time, and many of them can be repaid with no premium to par. It is generally not clear and highly unpredictable when or if any loan might be called. Whether a loan is called will depend both on the continued positive performance of the portfolio company and the existence of favorable financing market conditions that allow such company the ability to replace existing financing with less expensive capital. As market conditions change frequently, it is unknown when, and if, this may be possible for each portfolio company. Risks associated with owning loans include the fact that prepayments may occur at any time, sometimes without premium or penalty, and that the exercise of prepayment rights during periods of declining spreads could cause us to reinvest prepayment proceeds in lower-yielding instruments. In the case of some of these loans, having the loan called early may reduce our achievable yield if the capital returned cannot be invested in transactions with equal or greater expected yields.
We may be subject to risks associated with our investments in the business services industry.
As of December 31, 2024, our investments in the Services: Business industry represented approximately 22.5% of the fair value of our portfolio. Portfolio companies in the business services sector are subject to many risks, including the negative impact of regulation, changing technology, a competitive marketplace and difficulty in obtaining financing. Portfolio companies in the business services industry must respond quickly to technological changes and understand the impact of these changes on customers’ preferences. Adverse economic, business, or regulatory developments affecting the business services sector could have a negative impact on the value of our investments in portfolio companies operating in this industry, and therefore could negatively impact our business and results of operations.
We may be subject to risks associated with our investments in the healthcare and pharmaceuticals industry.
As of December 31, 2024, our investments in the Healthcare & Pharmaceuticals industry represented approximately 14.8% of the fair value of our portfolio. Any of our portfolio companies operating in the healthcare information and services industry are subject to extensive government regulation and certain other risks particular to that industry. As part of our investment strategy, we plan to invest in companies in the healthcare information and services industry. Such portfolio companies provide technology to companies that are subject to extensive regulation, including Medicare and Medicaid payment rules and regulation, the False Claims Act and federal and state laws regarding the collection, use and disclosure of patient health information and the storage handling and administration of pharmaceuticals. If any of our portfolio companies or the companies to which they provide such technology fail to comply with applicable regulations, they could be subject to significant penalties and claims that could materially and adversely affect their operations. Portfolio companies in the healthcare information or services industry are also subject to the risk that changes in applicable regulations will render their technology obsolete or less desirable in the marketplace.
Portfolio companies in the healthcare information and services industry may also have a limited number of suppliers of necessary components or a limited number of manufacturers for their products, and therefore face a risk of disruption to their manufacturing process if they are unable to find alternative suppliers when needed. Any of these factors could materially and adversely affect the operations of a portfolio company in this industry and, in turn, impair our ability to timely collect principal and interest payments owed to us.
We may be subject to risks associated with our investments in the technology industry.
As of December 31, 2024, our investments in the High Tech Industries industry represented approximately 12.4% of the fair value of our portfolio. There are risks in investing in companies that operate in this market, including the negative impact of regulation, changing technology, a competitive marketplace and difficulty in obtaining financing. Any of these factors could materially and adversely affect the operations of a portfolio company in this industry and, in turn, impair our ability to timely collect principal and interest payments owed to us.

To the extent original issue discount and payment-in-kind interest constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.
Our investments include original issue discount (“OID”) components and may include PIK interest or PIK dividend components. For the year ended December 31, 2024, PIK interest and PIK dividends comprised approximately 3.9% and 0.3% of our investment income, respectively. To the extent original issue discount constitutes a portion of our income, we are exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:
•We must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any OID or other amounts accrued will be included in investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy our annual distribution requirements, even though we will not have received any corresponding cash amount. As a result, we may have to sell some of our investments at times or at prices that would not be advantageous to us, raise additional debt or equity capital or forgo new investment opportunities.
•The higher yield of OID instruments reflect the payment deferral and credit risk associated with these instruments.
•Even if the accounting conditions for income accrual are met, the borrower could still default when our actual collection is supposed to occur at the maturity of the obligation.
•OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of the collateral.
•OID instruments generally represent a significantly higher credit risk than coupon loans.
•OID income received by us may create uncertainty about the source of our cash distributions to stockholders. For accounting purposes, any cash distributions to stockholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the stockholders, Section 19(a) of the 1940 Act does not require that stockholders be given notice of this fact by reporting it as a return of capital.
•The deferral of PIK interest has a negative impact on liquidity, as it represents non-cash income that may require distribution of cash dividends to stockholders in order to maintain our RIC status. In addition, the deferral of PIK interest also increases the loan-to-value (“LTV”) ratio at a compounding rate, thus, increasing the risk that we will absorb a loss in the event of foreclosure.
•OID and market discount instruments create the risk of non-refundable incentive fee payments to MC Advisors based on non-cash accruals that we may not ultimately realize.
We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited by the 1940 Act with respect to the proportion of our assets that may be invested in securities of a single issuer.
We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Our portfolio is and may in the future be concentrated in a limited number of portfolio companies and industries. Beyond the asset diversification requirements associated with our qualification as a RIC under the Code, we do not have fixed guidelines for diversification. To the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. As a result, the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment. Additionally, while we are not targeting any specific industries, our investments may be concentrated in relatively few industries. As a result, a downturn in any particular industry in which we are invested could also significantly impact the aggregate returns we realize.

We may hold the debt securities of leveraged companies that may, due to the significant volatility of such companies, enter into bankruptcy proceedings.
Leveraged companies may experience bankruptcy or similar financial distress. The bankruptcy process has a number of significant inherent risks. Many events in a bankruptcy proceeding are the product of contested matters and adversary proceedings and are beyond the control of the creditors. A bankruptcy filing by a portfolio company may adversely and permanently affect the portfolio company. If the proceeding is converted to a liquidation, the value of the issuer may not equal the liquidation value that was believed to exist at the time of the investment. A bankruptcy or other workout often raise conflicts of interest (including, for example, conflicts over proposed waivers and amendments to debt covenants), including between investors who hold different interests in the applicable company. The duration of a bankruptcy proceeding is also difficult to predict, and a creditor’s return on investment can be adversely affected by delays until the plan of reorganization or liquidation ultimately becomes effective. The administrative costs in connection with a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. Because the standards for classification of claims under bankruptcy law are vague, our influence with respect to the class of securities or other obligations we own may be lost by increases in the number and amount of claims in the same class or by different classification and treatment. In the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. In addition, certain claims that have priority by law (for example, claims for taxes) may be substantial.
Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.
Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as “follow-on” investments, in seeking to:
•increase or maintain in whole or in part our position as a creditor or equity ownership percentage in a portfolio company;
•exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or
•preserve or enhance the value of our investment.
We have discretion to make follow-on investments, subject to the availability of capital resources and the provisions of the 1940 Act. Failure on our part to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our level of risk, because we prefer other opportunities or because we are inhibited by compliance with BDC requirements or the desire to maintain our RIC status. Our ability to make follow-on investments may also be limited by MC Advisors’ allocation policy.
Because we do not hold controlling equity interests in the majority of our portfolio companies, we may not be able to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies, which could decrease the value of our investments.
Although we may do so in the future, we do not currently hold controlling equity positions in the majority of our portfolio companies. Our debt investments may provide limited control features such as restrictions, for example, on the ability of a portfolio company to assume additional debt, or to use the proceeds of our investment for other than certain specified purposes. “Control” under the 1940 Act is presumed at more than 25% equity ownership, and may also be present at lower ownership levels where we provide managerial assistance. When we do not acquire a controlling equity position in a portfolio company, we may be subject to the risk that a portfolio company may make business decisions with which we disagree, and that the management and/or stockholders of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity of the debt and equity investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company and may therefore suffer a decrease in the value of our investments.

Defaults by our portfolio companies will harm our operating results.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its assets. This could trigger cross-defaults under other agreements and jeopardize such portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.
In addition, many of our investments will likely have a principal amount outstanding at maturity, which could result in a substantial loss to us if the borrower is unable to refinance or repay.
Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.
We generally seek to invest capital in senior, unitranche and junior secured loans and, to a lesser extent, unsecured subordinated debt and equity. The portfolio companies in which we invest usually have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt securities in which we invest. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the debt securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying senior creditors, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we invest, we would have to share any distributions on an equal and ratable basis with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.
Additionally, certain loans that we make to portfolio companies may be secured on a second-priority basis by the same collateral securing senior secured debt of such companies. The first-priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the loans. The holders of obligations secured by first-priority liens on the collateral will generally control the liquidation of, and be entitled to receive proceeds from, any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second-priority liens after payment in full of all obligations secured by the first-priority liens on the collateral. If such proceeds were not sufficient to repay amounts outstanding under the loan obligations secured by the second-priority liens, then, to the extent not repaid from the proceeds of the sale of the collateral, we will only have an unsecured claim against the portfolio company’s remaining assets, if any.
The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of such senior debt, including in unitranche secured transactions. Under a typical intercreditor agreement, at any time that obligations that have the benefit of the first-priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first-priority liens:
•the ability to cause the commencement of enforcement proceedings against the collateral;
•the ability to control the conduct of such proceedings;
•the approval of amendments to collateral documents;
•releases of liens on the collateral; and
•waivers of past defaults under collateral documents.
We may not have the ability to control or direct such actions, even if our rights are adversely affected. In addition, a bankruptcy court may choose not to enforce an intercreditor agreement or other agreement with creditors.

We may also make unsecured loans to portfolio companies, meaning that such loans will not benefit from any interest in collateral of such companies. Liens on such portfolio companies’ collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured loan obligations after payment in full of all secured loan obligations. If such proceeds were not sufficient to repay the outstanding secured loan obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.
We may also make subordinated investments that rank below other obligations of the obligor in right of payment. Subordinated investments are generally more volatile than secured loans and are subject to greater risk of default than senior obligations as a result of adverse changes in the financial condition of the obligor or in general economic conditions. If we make a subordinated investment in a portfolio company, the portfolio company may be highly leveraged, and its relatively high LTV ratio may create increased risks that its operations might not generate sufficient cash flow to service all of its debt obligations.
We may be subject to risks associated with syndicated loans.
From time to time, our investments may consist of syndicated loans. Under the documentation for such loans, a financial institution or other entity typically is designated as the administrative agent and/or collateral agent. This agent is granted a lien on any collateral on behalf of the other lenders and distributes payments on the indebtedness as they are received. The agent is the party responsible for administering and enforcing the loan and generally may take actions only in accordance with the instructions of a majority or two-thirds in commitments and/or principal amount of the associated indebtedness. In most cases, we do not expect to hold a sufficient amount of the indebtedness to be able to compel any actions by the agent. Accordingly, we may be precluded from directing such actions unless we act together with other holders of the indebtedness. If we are unable to direct such actions, we cannot assure you that the actions taken will be in our best interests.
There is a risk that a loan agent may become bankrupt or insolvent. Such an event would delay, and possibly impair, any enforcement actions undertaken by holders of the associated indebtedness, including attempts to realize upon the collateral securing the associated indebtedness and/or direct the agent to take actions against the related obligor or the collateral securing the associated indebtedness and actions to realize on proceeds of payments made by obligors that are in the possession or control of any other financial institution. In addition, we may be unable to remove the agent in circumstances in which removal would be in our best interests. Moreover, agented loans typically allow for the agent to resign with certain advance notice.
We may be subject to risks associated with our investments in special situation companies.
We may make investments in companies involved in (or the target of) acquisition attempts or tender offers, or companies involved in spin-offs and similar transactions. In any investment opportunity involving any such type of business enterprise, there exists the risk that the transaction in which such business enterprise is involved will either be unsuccessful, take considerable time or result in a distribution of cash or a new security, the value of which will be less than the purchase price to us of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, we may be required to sell our investment at a loss. In connection with such transactions (or otherwise), we may purchase securities on a when-issued basis, which means that delivery and payment take place sometime after the date of the commitment to purchase and are often conditioned upon the occurrence of a subsequent event, such as approval and consummation of a merger, reorganization or debt restructuring. The purchase price and/or interest rate receivable with respect to a when-issued security are fixed when we enter into the commitment. Such securities are subject to changes in market value prior to their delivery.

The disposition of our investments may result in contingent liabilities.
A significant portion of our investments involve private securities. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to potential liabilities. These arrangements may result in contingent liabilities that ultimately result in funding obligations that we must satisfy through our return of distributions previously made to us.
We may be subject to additional risks if we engage in hedging transactions and/or invest in foreign securities.
The 1940 Act generally requires that 70% of our investments be in issuers each of whom, in addition to other requirements, is organized under the laws of, and has its principal place of business in, any state of the United States, the District of Columbia, Puerto Rico, the Virgin Islands or any other territory of the United States. Our investment strategy does not contemplate a significant number of investments in securities of non-U.S. companies. We expect that these investments would focus on the same investments that we make in U.S. middle-market companies and, accordingly, would be complementary to our overall strategy and enhance the diversity of our holdings.
To the extent that these investments are denominated in a foreign currency, we may engage in hedging transactions. Engaging in either hedging transactions or investing in foreign securities would entail additional risks to our stockholders. We may, for example, use instruments such as interest rate swaps, caps, collars and floors, forward contracts or currency options or borrow under a revolving credit facility in foreign currencies to minimize our foreign currency exposure. In each such case, we generally would seek to hedge against fluctuations of the relative values of our portfolio positions from changes in market interest rates or currency exchange rates. Hedging against a decline in the values of our portfolio positions would not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of the positions declined. However, such hedging could establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions could also limit the opportunity for gain if the values of the underlying portfolio positions increased. Moreover, it might not be possible to hedge against an exchange rate or interest rate fluctuation that was so generally anticipated that we would not be able to enter into a hedging transaction at an acceptable price. Our ability to engage in hedging transactions may also be adversely affected by rules adopted by the U.S. Commodity Futures Trading Commission.
While we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates could result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged could vary. Moreover, for a variety of reasons, we might not seek to establish a perfect correlation between the hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation could prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it might not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities would likely fluctuate as a result of factors not related to currency fluctuations.
We may not realize gains from our equity investments.
We currently hold, and we may in the future make investments that include warrants or other equity or equity-related securities. In addition, we may from time to time make non-control, equity co-investments in companies in conjunction with private equity sponsors. Our goal is ultimately to realize gains upon our disposition of such equity interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We often seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.

We may be subject to risks associated with investments in credit return swaps and other derivatives products.
On a limited basis, we may purchase and sell credit derivative contracts, including credit default swaps. Generally, credit default swaps carry a number of risks, including but not limited to, high levels of leverage, wide bid/offer spreads and documentation risks.
In addition to general market risks, credit default swaps are subject to leverage risk, liquidity risk and credit risk. Our use of credit default swaps may result in losses due to adverse market movements. It is also subject to leverage risk which means that small changes in the value of the underlying assets or instruments may produce disproportionate losses to us. Any such credit default swaps of us are expected to be illiquid and not to trade. In addition, there can be no assurance that the counterparty to a credit default swap will be able to fulfill its obligations to us if a credit event occurs. The market for credit default swaps is relatively illiquid, and there are considerable risks that may make it difficult either to buy or sell the contracts as needed or to do so at reasonable prices. Liquidity risk also includes risks arising from margin requirements, which include the risk that we will be required to pay additional margin or set aside additional collateral to maintain open credit default swap positions. The size and relative immaturity of the credit default swap market may expose us to large and unexpected risks. During periods of economic stress the credit default swaps market may not function as expected and may experience disruption, illiquidity, counterparty default, extreme volatility or imperfect price discovery.
Additionally, standard credit derivative swap contracts generally do not prohibit swap counterparties from transacting with the underlying reference entity or in any underlying reference obligations. As a result, there is a risk that our investment in a credit default swap may be materially and adversely affected by the actions taken by our counterparty to the swap, the reference entity, the controlling person of such reference entity or any other person who has an economic incentive that differs from those of us, whether or not such actions are intended to directly or indirectly affect the value of the credit default swap itself.
The financial stability and creditworthiness of the buyer play a crucial role in determining the ultimate effectiveness of the credit default protection. As such, we would be exposed to both the borrower’s and counterparty’s credit risk. This risk increases if our credit default swap transactions are concentrated with one or few counterparties. Although we intend to only enter into credit default swap transactions with banks, brokers and other creditworthy financial institutions, there can be no guarantee such counterparties will honor their obligations to us.
The use of credit default swaps is also subject to operational risk which generally refers to risks related to potential operational issues, including documentation issues, settlement issues, system failures, inadequate controls, and human error, as well as legal risk which refers to risks of loss resulting from insufficient documentation or legality or enforceability of a contract. In addition, there may be disputes between the buyer and the seller of a credit default swap agreement or within the swaps market as a whole as to whether a credit event has occurred or what the payment should be. Such disputes could result in litigation or other delays, and the outcome could be adverse for the buyer or the seller.
Credit default swaps are a relatively recent development in the financial markets. Consequently, there are certain legal, tax and market uncertainties that present risks in entering into credit default swaps. There is currently little or no case law or litigation characterizing credit default swaps, interpreting their provisions or characterizing their tax treatment. Moreover, additional regulations and laws may apply to credit default swaps that have not heretofore been applied. There can be no assurance that future decisions construing similar provisions to those in any credit default swap or other related documents or additional regulations and laws will not have a material adverse effect on us.
It should be noted that the structure and operation of credit default swaps may differ between jurisdictions. To the extent such differences exist, the risks associated with credit default swaps may also differ.

On a limited basis, we may also utilize customized derivative instruments, such as a total return swaps (“TRS”), to receive synthetically the economic attributes associated with an investment in a security or financial instrument or a basket of securities or financial instruments. TRS allow investors to gain exposure to an underlying instrument without actually owning the instrument. Just like other derivative instruments, TRS are subject to risks related to changes in interest rates, credit spreads, credit quality and expected recovery rates of the underlying credit instrument as well as renewal risks. TRS are also subject to leverage risk, market risk, counterparty risk, liquidity risk, operational risk and legal risk as described above. There may be circumstances in which MC Advisors would conclude that the best or only means by which we could make a desirable investment is through the use of such derivative structures. We may be exposed to certain risks should MC Advisors use derivatives as a means to implement synthetically its investment strategies. If we enter into a derivative instrument whereby it agrees to receive the economic return of an individual security or financial instrument or a basket of securities or financial instruments, it will typically contract to receive such returns for a predetermined period of time. During such period, we may not have the ability to increase or decrease its exposure. In addition, such customized derivative instruments are expected to be highly illiquid and it is possible that we will not be able to terminate such derivative instruments prior to their expiration date or that the penalties associated with such a termination might impact our performance in a materially adverse manner. Finally, certain aspects of the U.S. federal income tax treatment of such customized derivative instruments are uncertain and, if the U.S. federal income tax treatment of such instruments is successfully challenged by the IRS, a Limited Partner’s after-tax return from its investment may be adversely affected.
We may be subject to risk associated with margin calls in connection with our credit default swaps or other derivatives transactions.
We may be subject to margin calls in connection with its credit default swap and other derivative transactions that are subject to initial and/or variation margin requirements. The dynamic nature of the margin models utilized in such transactions and the fact that the margin models might be changed at any time could subject us to an unexpected increase in collateral obligations to counterparties during a volatile market environment, which could have a detrimental effect on us. Further, the credit default swap initial and/or variation margin models may use other securities or assets other than the reference obligation to determine margin requirements. Accordingly, we may be required to post most more margin than it otherwise would have if the margin was determined solely by the value of the reference obligation.
We may be subject to risks associated with the value of the collateral involved in our derivatives transactions.
To the extent we sell credit default swaps, we may mitigate its credit default swap risk by requiring credit default swap buyers to deliver a loan or other instrument with a first lien on the reference borrower’s collateral in the event of a credit event. However, the value of the collateral subject to the lien may be subject to fluctuations due to market conditions, economic factors, or other unforeseen events. In cases where we do not have continuous access to updated collateral valuations, there is a risk that the collateral may not adequately cover our obligations in the event of default. There are also risks that operational or administrative challenges may hinder our ability to access and manage the collateral effectively in the event of a credit event. These challenges could include issues related to the proper documentation, recording, and safekeeping of collateral assets. The market liquidity of certain types of collateral may also affect our ability to quickly convert the collateral into cash. Illiquid markets can lead to delays in the liquidation process, potentially resulting in increased exposure to losses.
Further, changes in legal or regulatory frameworks governing collateral rights may impact our ability to enforce and realize the value of the collateral in case of borrower default. Adverse legal developments could lead to delays or restrictions in the foreclosure process, which may adversely impact us. Additionally, we face the risk of undiscovered or undisclosed liabilities associated with the collateral. In some cases, the borrower may not fully disclose encumbrances, legal claims, or other issues that could affect the value or availability of the collateral any of which would adversely impact us. Furthermore, in the event of insolvency or bankruptcy of the borrower, our claim on the collateral may be subject to competing claims from other creditors. The priority of claims and the legal framework governing the distribution of assets can impact our recovery rate. Moreover, we may have fewer rights in connection with the first lien it receives upon the occurrence of a credit event than if it made a loan to a defaulting borrower directly, which may adversely impact our ability to recover.

Commodity Futures Trading Commission (the "CFTC") rules may have a negative impact on us and MC Advisors.
The CFTC and the SEC have issued rules establishing that certain swap transactions are subject to CFTC regulation. Engaging in such swap or other commodity interest transactions such as futures contracts or options on futures contracts may cause us to fall within the definition of “commodity pool” under the Commodity Exchange Act and related CFTC regulations. MC Advisors has claimed relief from CFTC registration and regulation as a commodity pool operator pursuant to CFTC Rule 4.5 with respect to our operations, with the result that we will be limited in our ability to use futures contracts or options on futures contracts or engage in swap transactions. Specifically, CFTC Rule 4.5 imposes strict limitations on using such derivatives other than for hedging purposes, whereby the use of derivatives not used solely for hedging purposes is generally limited to situations where (i) the aggregate initial margin and premiums required to establish such positions does not exceed five percent of the liquidation value of our portfolio, after taking into account unrealized profits and unrealized losses on any such contracts it has entered into; or (ii) the aggregate net notional value of such derivatives does not exceed 100% of the liquidation value of our portfolio. Moreover, we anticipate entering into transactions involving such derivatives to a very limited extent solely for hedging purposes or otherwise within the limitations of CFTC Rule 4.5.
Our ability to enter into transactions involving derivatives and financial commitment transactions may be limited.
Under SEC Rule 18f-4, related to the use of derivatives, short sales, reverse repurchase agreements and certain other transactions by registered investment companies, we are permitted to enter into derivatives and other transactions that create future payment or delivery obligations, including short sales, notwithstanding the senior security provisions of the 1940 Act if we comply with certain value-at-risk leverage limits and derivatives risk management program and board oversight and reporting requirements or comply with a “limited derivatives users” exception. Rule 18f-4 also permits us to enter into reverse repurchase agreements or similar financing transactions notwithstanding the senior security provisions of the 1940 Act if we aggregate the amount of indebtedness associated with our reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating our asset coverage ratios as discussed above. In addition, we are permitted to invest in a security on a when-issued or forward-settling basis, or with a non-standard settlement cycle, and the transaction will be deemed not to involve a senior security under the 1940 Act, provided that (i) we intend to physically settle the transaction and (ii) the transaction will settle within 35 days of its trade date (the “Delayed-Settlement Securities Provision”). We may otherwise engage in such transactions that do not meet the conditions of the Delayed-Settlement Securities Provision so long as we treat any such transaction as a “derivatives transaction” for purposes of compliance with the rule. Furthermore, we are permitted to enter into an unfunded commitment agreement, and such unfunded commitment agreement will not be subject to the asset coverage requirements under the 1940 Act, if we reasonably believe, at the time we enter into such agreement, that we will have sufficient cash and cash equivalents to meet our obligations with respect to all such agreements as they come due.
Future legislation or rules may modify how we treat derivatives and other financial arrangements for purposes of our compliance with the leverage limitations of the 1940 Act. Future legislation or rules may modify how leverage is calculated under the 1940 Act and, therefore, may increase or decrease the amount of leverage currently available to us under the 1940 Act, which may be materially adverse to us and our stockholders.
Risks Relating to Our Common Stock
There is currently no public market for our stock, and the liquidity of your investment is limited.
There is currently no public market for our common stock, and a market for our common stock may never develop. Our common stock is not registered under the Securities Act, or any state securities law and is restricted as to transfer by law and the terms of our charter. Our stockholders generally may not sell, assign or transfer shares without prior written consent of MC Advisors, which MC Advisors may grant or withhold in its sole discretion. Except in limited circumstances for legal or regulatory purposes, our stockholders are not entitled to redeem their shares. Our stockholders must be prepared to bear the economic risk of an investment in our common stock for an indefinite period of time. While we may engage in a liquidity event in the future, there can be no assurance that a liquidity event will be consummated for stockholders. Certain of our liquidity options described in this annual report may require exemptive relief from the SEC. There can be no assurance that we will be able to obtain such exemptive relief from the SEC.

We intend to use commercially reasonable efforts to raise the cash needed to repurchase up to 5% of outstanding shares of our common stock on a quarterly basis. Any such repurchases are subject to approval by the Board, in its discretion, and the availability of cash to fund such repurchases. In addition, investor participation in such repurchase offers will be subject to any applicable lock-up period pursuant to such investor’s subscription agreement. We anticipate that the majority of our assets will be private debt and as such, current liquidity with respect to such assets will be driven by interest and amortization payments on such private debt rather than the sale of such assets. In addition, we are required to reserve sufficient amounts to ensure that we do not default on any commitment under a loan. Consequently, there can be no assurance that we will have sufficient cash to repurchase shares of our common stock on a quarterly basis or at all. The timing and number of shares to be repurchased will depend on a number of factors, including repayment of investments by our portfolio companies and our ability to incur leverage to fund repurchases and no assurances can be given that any common stock, or any particular amount, will be repurchased.
Additionally, investors in the Second Private Offering must agree not to transfer or otherwise dispose of shares of our common stock purchased in the Second Private Offering until the first anniversary of such investor’s closing date, including pursuant to an offer by us to repurchase shares of common stock in a tender offer or otherwise.
Although we adopted a share repurchase program, we have discretion to not repurchase your shares, to suspend the program, and to cease repurchases.
Although we generally intend to repurchase up to 5% of our total outstanding shares quarterly, the Board may not approve share repurchases, and any approval is in the Board’s discretion. Stockholders may not be able to sell their shares at all in the event the Board does not approve share repurchases, absent a liquidity event, and we currently do not intend to undertake a liquidity event, and we are not obligated by our charter, as amended from time to time, or otherwise to effect a liquidity event at any time. The share repurchase program has many limitations and will be subject to compliance with applicable covenants and restrictions under our financing arrangements and regulatory restrictions, and should not be relied upon as a method to sell shares promptly or at a desired price.
The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.
In the event a stockholder chooses to participate in our share repurchase program, the stockholder will be required to provide us with notice of intent to participate prior to knowing what the net asset value per share of our common stock will be on the repurchase date. Although a stockholder will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent a stockholder seeks to sell shares to us as part of our periodic share repurchase program, the stockholder will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.
Our stockholders may experience dilution.
Our stockholders will not have preemptive rights to subscribe to or purchase any shares issued in the future. To the extent we issue additional equity interests, including pursuant to our current private offering or future private or public offerings, a stockholder’s percentage ownership interest will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, a stockholder may also experience dilution in the net asset value and fair value of our shares.
We may not be able to pay distributions, our distributions may not grow over time and/or a portion of our distributions may be a return of capital.
We have paid and intend to continue to pay distributions to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to sustain a specified level of cash distributions or make periodic increases in cash distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described herein. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC could limit our ability to pay distributions. All distributions will be paid at the discretion of our Board and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our Board may deem relevant from time to time. We cannot assure you that we will continue to pay distributions to our stockholders.

When we make distributions, we will be required to determine the extent to which such distributions are paid out of current or accumulated earnings and profits. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of an investor’s adjusted tax basis in our stock and, assuming that an investor holds our stock as a capital asset, thereafter as a capital gain.
We may choose to pay a portion of our dividends in our own stock, in which case you may be subject to tax in excess of the cash you receive.
We have adopted a dividend reinvestment plan that provides for reinvestment of our dividends and other distributions on behalf of our stockholders that elect to participate in such plan. We may distribute taxable dividends that are payable in part in our stock. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income (or as long-term capital gain or qualified dividend income to the extent such distribution is properly reported as such) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. The tax rate for ordinary income will vary depending on a stockholder’s particular characteristics. For individuals, the top marginal U.S. federal ordinary income tax rate is 37%. To the extent distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions generally will be eligible for a maximum qualified dividend U.S. federal tax rate of 20%. However, in this regard, it is anticipated that distributions paid by us will generally not be attributable to such dividends and, therefore, generally will not qualify for the U.S. preferential federal tax rate. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to an individual U.S. stockholder as long-term capital gains currently at a maximum U.S. federal tax rate of 20%.
As a result of receiving dividends in the form of our common stock, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. federal tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in shares of our common stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of shares of our common stock.
In addition, as discussed above, our loans may contain a PIK interest provision. The PIK interest, computed at the contractual rate specified in each loan agreement, is added to the principal balance of the loan and recorded as interest income. To avoid the imposition of U.S. federal income tax, we will need to make sufficient distributions, a portion of which may be paid in shares of our common stock, regardless of whether our recognition of income is accompanied by a corresponding receipt of cash.
We may defer dividend payments to a subsequent taxable year.
As a BDC, we will not be required to make any distributions to stockholders other than in connection with our election to be taxed as a RIC under subchapter M of the Code. In order to maintain tax treatment as a RIC, we must distribute to stockholders for each taxable year at least 90% of our investment company taxable income (i.e., net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses). If we qualify for taxation as a RIC, we generally will not be subject to U.S. federal income tax on our investment company taxable income and net capital gains (i.e., realized net long-term capital gains in excess of realized net short-term capital losses) that we timely distribute to stockholders. We will be subject to a 4% U.S. federal excise tax on undistributed earnings of a RIC unless we distribute each calendar year at least the sum of (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year, and (iii) any ordinary income and net capital gains recognized for preceding years, but were not distributed during such years and on which we paid no U.S. federal income tax.

Under the Code, we may satisfy certain of our RIC distributions with dividends paid after the end of the current year. In particular, if we pay a distribution in January of the following year that was declared in October, November, or December of the current year and is payable to stockholders of record in the current year, the dividend will be treated for all US federal tax purposes as if it were paid on December 31 of the current year. In addition, under the Code, we may pay dividends, referred to as “spillover dividends,” that are paid during the following taxable year that will allow us to maintain its qualification for taxation as a RIC and eliminate our liability for U.S. federal income tax. Under these spillover dividend procedures, we may defer distribution of income earned during the current year until December of the following year. For example, we may defer distributions of income earned during 2024 until as late as December 31, 2025. If we choose to pay a spillover dividend, we will incur the 4% U.S. federal excise tax on some or all of the distribution.
We may take certain actions with respect to the timing and amounts of distributions in order to preserve cash and maintain flexibility. For example, we may defer our dividends to the following taxable year. If we defer our dividends, we may choose to utilize the spillover dividend rules discussed above and incur the 4% U.S. federal excise tax on such amounts. To further preserve cash, we may combine these deferrals of dividends with one or more distributions that are payable partially in Shares as discussed above under “—We may choose to pay a portion of our dividends in our own stock, in which case you may be required to pay tax in excess of the cash you receive.”
Investing in our common stock may involve an above-average degree of risk.
The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and a higher risk of volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our common stock may not be suitable for someone with lower risk tolerance.
Provisions of the Maryland General Corporation Law and our charter and bylaws could deter takeover attempts and have an adverse effect on the price of our common stock.
The Maryland General Corporation Law and our charter and bylaws contain provisions that may discourage, delay or make more difficult a change in control of us or the removal of our directors. We are subject to the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. Our Board has adopted a resolution exempting from the Maryland Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our Board, including approval by a majority of our independent directors. If the resolution exempting business combinations is repealed or our Board does not approve a business combination, the Maryland Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. The SEC staff has taken the position that, under the 1940 Act, an investment company may not avail itself of the Maryland Control Share Acquisition Act. As a result, we may amend our bylaws to be subject to the Maryland Control Share Acquisition Act, only if the Board determines that it would be in our best interests, including in light of the Board’s fiduciary obligations, applicable federal and state laws, and the particular facts and circumstances surrounding the Board’s decision. If such conditions are met, and we amend our bylaws to repeal the exemption from the Maryland Control Share Acquisition Act, the Maryland Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction.
We have adopted certain measures that may make it difficult for a third-party to obtain control of us, including provisions of our charter classifying our Board in three staggered terms and authorizing our Board to classify or reclassify shares of our capital stock in one or more classes or series and to cause the issuance of additional shares of our stock. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.
ITEM 1B. UNRESOLVED STAFF COMMENTS
None.

ITEM 1C. CYBERSECURITY
We rely on the cybersecurity strategy and policies implemented by Monroe Capital, the parent of both MC Advisors and MC Management that also apply to the Company. Monroe Capital’s cybersecurity strategy prioritizes detection and analysis of and response to known, anticipated or unexpected threats, effective management of security risks and resilience against cyber incidents. Monroe Capital’s enterprise-wide cybersecurity program is aligned to the National Institute of Standards and Technology Cybersecurity Framework. Monroe Capital’s cybersecurity risk management processes include technical security controls, policy enforcement mechanisms, monitoring systems, tools and related services, which include tools and services from third-party providers, and management oversight to assess, identify and manage risks from cybersecurity threats. Monroe Capital has implemented and continues to implement risk-based controls designed to prevent, detect and respond to information security threats and we rely on those controls to help us protect our information, our information systems, and the information of our investors and other third parties who entrust us with their sensitive information.
Monroe Capital’s cybersecurity program includes physical, administrative, and technical safeguards, as well as plans and procedures designed to help Monroe Capital prevent and timely and effectively respond to cybersecurity threats and incidents, including threats or incidents that may impact us, MC Advisors or MC Management. Monroe Capital’s cybersecurity risk management process seeks to monitor cybersecurity vulnerabilities and potential attack vectors, evaluate the potential operational and financial effects of any threat and mitigate such threats. The assessment of cybersecurity risks, including those which may impact us, our investment adviser, or our administrator, is disclosed into Monroe Capital’s enterprise risk management program, which is overseen by the Monroe Capital Operations and Risk Committee (“ORC”), as discussed below. In addition, Monroe Capital periodically engages with third-party consultants and key vendors to assist it in assessing, enhancing, implementing and monitoring its cybersecurity risk management programs and responding to incidents.
The Monroe Capital cybersecurity risk management and awareness programs include periodic identification and testing of vulnerabilities, regular phishing simulations and annual general cybersecurity awareness and data protection training including for employees of MC Advisors and MC Management. Monroe Capital also has annual certification requirements for employees, including employees who provide services to us pursuant to our Investment Advisory Agreement and our Administration Agreement with respect to certain policies supporting the cybersecurity program. Monroe Capital undertakes periodic internal security reviews of our information systems and related controls, including systems affecting personal data and the cybersecurity risks of Monroe Capital’s and our critical third-party vendors and other partners. Monroe Capital also completes periodic external reviews of its cybersecurity program and practices, which include assessments of relevant data protection practices and targeted attack simulations.
In the event of a cybersecurity incident impacting us, MC Advisors or MC Management, Monroe Capital has developed an incident response plan that provides guidelines for responding to such an incident and facilitates coordination across multiple operational functions of Monroe Capital, including coordinating with the relevant employees of MC Advisors and MC Management. The incident response plan includes notification to the applicable members of cybersecurity leadership, including Monroe Capital’s Head of Information Technology, and the Computer Security Incident Response Team (“CSIRT”), as appropriate, escalation to the full ORC and/or an internal ad hoc group of senior employees, tasked with helping to manage the cybersecurity incident. Depending on their nature, incidents may also be reported to the audit committee or full board of directors of Monroe Capital, as well as to the Audit Committee (the “Audit Committee”) of our Board and to our full Board, if appropriate.

Risk Management and Strategy
In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and store sensitive data. “Information systems” means electronic information resources that we own or use, including physical or virtual infrastructure controlled by these information resources, or components thereof, organized for the collection, processing, maintenance, use, sharing, dissemination, or disposition of the information necessary to maintain or support our operations. Because cybersecurity threats continue to evolve, we have been required and may continue to be required to expend significant resources to continue to implement, modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Financial expenditures may also be required to meet regulatory changes in the information security and cybersecurity domains. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats. For additional discussion of the risks posed by cybersecurity threats, see “Item 1A. Risk Factors—General Risk Factors—The failure in cybersecurity systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning, could impair our ability to conduct business effectively.”
To address cybersecurity threats (defined as potential unauthorized occurrences on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of those systems or any information residing in those systems therein), we have a implemented an incident and event response program. That program is a component of our overall enterprise risk management and business continuity frameworks. We employ an in-depth, layered, defensive approach that leverages people, processes and technology to manage and maintain cybersecurity controls. We also employ a variety of preventative and detective tools to monitor, block, and provide alerts regarding suspicious activity relative to our information systems, as well as to report on any suspected advanced persistent threats. The program is designed to allow for the detection and timely and efficient recovery from cybersecurity incidents (defined as a violation or imminent threat of violation of information security policies, acceptable use policies, or standard computer security practices) and events by providing a well-defined, organized approach for handling any potential threats to the confidentiality, integrity, and/or availability of our information systems.
The CSIRT maintains overall responsibility for addressing and resolving incidents that occur at Monroe Capital. The CSIRT: (i) coordinates efforts in response to incidents; (ii) manages the assessment, recovery, and remediation efforts related to incidents; (iii) manages communication, both internal and external, regarding incidents; and (iv) manages notification of regulatory bodies as required by law in response to incidents.
We contract with a third-party vendor (oversight for which is outlined in our Vendor Risk Management Policy) who monitors our information systems for suspicious activity, such as unauthorized intrusions. Suspected or confirmed threats, incidents, or events, however, also may be reported by employees, intrusion detection systems, third-party servicers or government entities. Once reported, cybersecurity incidents are to be brought to the attention of the Head of Information Technology, the ORC and the CSIRT, which provides status updates to the Information Security Committee (“ISC”), with the frequency of such updates depending upon the perceived threat level of the reported incident.
After receiving notice of a cybersecurity threat, such threats are investigated to determine whether an actual incident has occurred and, if so, whether a more thorough assessment by the entire ISC is appropriate. During these assessments, steps may be taken to isolate affected systems. Outside advisors may be employed regarding the cybersecurity threat, including to conduct legal and forensic investigations and work with other third parties who might be engaged to assist in any response and associated publicity.
During or at the conclusion of an assessment of a cybersecurity incident, we will respond to the incident. The response will vary based upon the severity of the incident or event. The Head of Information Technology will note the classification of the information potentially impacted, paying close attention to information classified as personally identifiable information and sensitive. The Head of Information Technology and appropriate personnel will determine whether the incident is likely to affect ongoing business operations. If such is the case (e.g., contamination is widespread across production systems), the Monroe Capital’s Incident Response Plan and Business Continuity Plan shall be invoked as necessary. In determining the level of response, we have identified three criticality levels of incidents and events based upon the following criteria:
•Risk to confidential data
•Risk to business continuity
•Risk to critical systems
•Revenue impact

•Client impact
Incident and risk event levels each vary from level 3 (or low) risk to level 1 (high) risk. The determination of the incident and risk level will dictate the level of personnel that will be responsible for addressing the incident, controlling the effects of the incident and formulating the response to the incident. Responses may include, when appropriate and/or required, notification to regulatory agencies (e.g., SEC), authorities (e.g., F.B.I., Department of Justice), clients, third parties or internal personnel.
The CSIRT is responsible for incident reporting and response. The action steps taken, beyond notification, are typically accomplished with the assistance of the IT department. The Head of Information Technology or CSIRT team member will work with the appropriate personnel to respond to the incident (following written guidelines) and to ensure concurrent documentation of the same. Should a breach occur at a third party that has a material impact on Monroe Capital, the CSIRT must be notified.
Following a cybersecurity incident, and during its investigation and the formulation of a response, our processes also envision measures designed to contain and/or eradicate the incident and prevent further effects. Once it is determined that the incident has been resolved, we then work to establish appropriate controls (if applicable) to address similar future events and/or prevent another similar event from occurring in the future. To date, we have not experienced any previous cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition.
Governance
Our cybersecurity program is managed by Monroe Capital’s dedicated internal cybersecurity team, which is responsible for enterprise-wide cybersecurity strategy, policies, standards, engineering, architecture and processes. The team is led by Monroe Capital’s Head of Information Technology, who has a bachelor’s degree in systems engineering and over 13 years of experience advising on and managing risks from cybersecurity threats as well as developing and implementing cybersecurity policies and procedures. The CSIRT includes members of Monroe Capital’s senior executive management, including its Chief Operating Officer, Chief Compliance Officer and the Head of Information Technology, who acts as chairperson of the ISC. The ISC is comprised of Monroe Capital’s Head of Information Technology, Chief Operating Officer and Chief Compliance Officer. The purpose of the ISC is to protect Monroe Capital’s technology, data and information, and the ISC is tasked with responding to technology and data security incidents. The ORC is a cross-functional committee that governs and oversees the Monroe Capital enterprise risk management program, including cybersecurity. The ORC includes members of Monroe Capital’s senior executive management, including its President, Chief Compliance Officer, Chief Operating Officer, who acts as chairperson of the ORC, Chief Credit Officer, Chief Financial Officer - Investment Funds and Chief Financial Officer - Management Company. The ORC, through regular consultation with the Monroe Capital internal cybersecurity team and employees of MC Advisors and MC Management, assesses, discusses and prioritizes Monroe Capital’s approach to high-level risks, mitigative controls and ongoing cybersecurity efforts.
As part of its oversight responsibilities over risks and controls, the Board is ultimately responsible for overseeing our cyber and information security risks. The Audit Committee has primary responsibility for oversight and review of guidelines and policies with respect to risk assessment and risk management, including cybersecurity. Members of the ORC and other Monroe Capital personnel periodically report to our Audit Committee as well as our full Board, as appropriate, on cybersecurity matters. Such reporting includes updates on Monroe Capital’s cybersecurity program as it impacts us, the external threat environment, and Monroe Capital’s programs to address and mitigate the risks associated with the evolving cybersecurity threat environment. These reports also include updates on Monroe Capital’s preparedness, prevention, detection, responsiveness and recovery with respect to cybersecurity incidents.
Material Impact of Cybersecurity Risks
As of the date of this annual report on Form 10-K, we are not aware of any material risks from cybersecurity threats that have materially affected, or are reasonably likely to materially affect, the Company, including our business strategy, results of operations, or financial condition. However, future incidents could have a material impact on our business. Additional information about the cybersecurity risks that we face is discussed in Item 1A of Part I, “Risk Factors” in this annual report on Form 10-K under the heading “The failure in cybersecurity systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning, could impair our ability to conduct business effectively.”

ITEM 2. PROPERTIES
We do not own any real estate or other physical properties materially important to our operation. The principal executive offices of Monroe Capital are located at 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606. Monroe Capital and its affiliates currently have additional offices, and/or company representatives in New York, New York; Los Angeles, California; San Francisco, California; Austin, Texas; Boston, Massachusetts; Miami, Florida; Naples, Florida; Farmington, Connecticut; Seoul, South Korea; and Sydney, Australia. MC Management furnishes us office space, and we reimburse it for such costs on an allocated basis.
ITEM 3. LEGAL PROCEEDINGS
We are subject to certain legal proceedings, from time to time, in the ordinary course of business. From time to time, we, our executive officers, directors and our investment adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in our portfolio companies and may, as a result, incur significant costs and expenses in connection with such litigation. We and our investment adviser are also subject to extensive regulation, which may result in regulatory proceedings or investigations against us or our investment adviser, respectively. While the outcome of any such future legal or regulatory proceedings cannot be predicted with certainty, neither us nor our investment adviser expect that any such future proceedings will have a material effect upon our financial condition or results of operations.
ITEM 4. MINE SAFETY DISCLOSURES
Not applicable.
PART II
ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES
COMMON STOCK
Our common stock will be offered and sold in transactions exempt from registration under the Securities Act under Section 4(a)(2) and Regulation D, as well as under Regulation S under the Securities Act. There is no established public trading market for our common stock currently, nor can we give any assurance that one will develop. As of February 27, 2025, there were 9,401 holders of record of our common stock. Except as previously reported by us on our current reports on Form 8-K or quarterly reports on Form 10-Q, we did not sell any securities during the period covered by this Form 10-K that were not registered under the Securities Act.
Shares of our common stock may not be directly or indirectly sold, transferred, assigned, pledged, hypothecated or otherwise disposed of without the prior written consent of MC Advisors, which consent may be given or withheld in the sole discretion of MC Advisors. Certain investors in the Second Private Offering will agree to not transfer or otherwise dispose of shares of our common stock purchased in the Second Private Offering until the third anniversary of such investor’s closing date, including pursuant to an offer by us to repurchase Shares pursuant to a tender offer or otherwise. Any costs associated with a transfer by a stockholder may be borne by such stockholder.
DISTRIBUTIONS
We currently intend to make distributions to our stockholders at least quarterly out of assets legally available for distribution. We may also make additional distributions to our stockholders from time to time. Our distributions, if any, will be determined by our board of directors.
Certain of our leverage facilities impose certain conditions that may limit the amount of cash available for distributions to stockholders. Distributions payable in our common stock under our dividend reinvestment plan are not limited by our leverage facilities.
We have adopted an “opt in” dividend reinvestment plan for our common stockholders. When we declare a distribution, our stockholders’ cash distributions will only be reinvested in additional shares of our common stock if a stockholder specifically “opts in” to our dividend reinvestment plan. Otherwise, a stockholder will automatically receive cash distributions.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion should be read in conjunction with our audited consolidated financial statements and related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K. In addition to historical information, the following discussion and other parts of this Annual Report on Form 10-K contain forward-looking information that involves risks and uncertainties.
Please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.
Overview
Monroe Capital Income Plus Corporation is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for U.S. federal income tax purposes we have elected to be treated as a regulated investment company (“RIC”) under subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). We currently qualify and intend to continue to qualify annually to be treated as a RIC for U.S. federal income tax purposes.
As an emerging growth company, we intend to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards.
We are a specialty finance company that is focused on providing financing solutions primarily to lower middle-market companies in the United States and Canada. We seek to provide investors with attractive risk-adjusted returns and downside protection associated with investing in asset based and secured corporate private credit opportunities in a manner that is decoupled from public markets’ volatility. We seek to provide attractive risk-adjusted returns and downside protection by investing primarily in secured private credit transactions and assets, targeting investments that have significant downside protection through a focus on asset coverage. We expect to invest primarily in: (i) senior secured and junior secured and unsecured loans, notes, bonds, preferred equity (including preferred partnership equity), convertible debt and other securities; (ii) unitranche secured loans (a combination of senior secured and junior secured debt in the same facility in which we syndicate a “first out” portion of the loan to an investor and retain a “last out” portion of the loan) and securities; (iii) asset-based loans and securities; (iv) small business loans and leases; (v) structured debt and structured equity; (vi) syndicated loans; (vii) securitized debt and subordinated notes of collateralized loan obligations facilities, asset-backed securities and other securitized products and warehouse loan facilities; (viii) opportunities to acquire illiquid investments from other third-party funds as a result of liquidity constraints resulting from investor redemptions and market dislocations; and (ix) capital investments in the secondary markets. As of December 31, 2024, our portfolio included approximately 87.1% senior secured loans, 3.7% unitranche secured loans, 4.4% junior secured loans and 4.8% equity securities, compared to December 31, 2023, when our portfolio included approximately 85.9% senior secured loans, 7.3% unitranche secured loans, 3.5% junior secured loans and 3.3% equity securities. We expect that the companies in which we invest may be leveraged, often as a result of leveraged buyouts or other recapitalization transactions, and, in certain cases, will not be rated by national ratings agencies. If such companies were rated, we believe that they would typically receive a rating below investment grade (between BB and CCC under the Standard & Poor’s system) from the national rating agencies.
We use Monroe Capital’s extensive leveraged finance origination infrastructure and broad expertise in sourcing loans to invest in senior secured, unitranche secured and junior secured debt of middle-market companies. Our investment size will vary proportionately with the size of our capital base. We believe that our focus on lending to lower middle-market companies offers several advantages as compared to lending to larger companies, including more attractive economics, lower leverage, more comprehensive and restrictive covenants, more expansive events of default, relatively small debt facilities that provide us with enhanced influence over our borrowers, direct access to borrower management and improved information flow.

Stock Issuances and Share Repurchase Program
Stock Issuances: On November 16, 2020, we held the final closing of our initial private offering (the “Initial Private Offering”) and are currently conducting our second best efforts, continuous private offering of our common stock to “accredited investors” in reliance on an exemption from the registration requirements of the Securities Act (the “Second Private Offering”). At each closing an investor purchases shares of our common stock pursuant to a subscription agreement entered into with us. At each closing, investors are required to fund their full subscription to purchase shares of our common stock.
The following table summarizes the issuance of shares of our common stock pursuant to the Initial Private Offering (in thousands except shares and per share data) as of December 31, 2024:

Date	NAV Per Share	Shares Issued	Proceeds
Initial Private Offering:
January 15, 2019	$10.00	1,017,500	$10,175
April 2, 2019	10.00	1,596,600	15,966
April 4, 2019	10.00	275,500	2,755
April 8, 2019	10.00	21,000	210
July 1, 2019	10.00	2,384,300	23,843
October 1, 2019	10.00	1,527,500	15,275
January 2, 2020	10.00	2,036,841	20,369
May 15, 2020	9.29	1,580,867	14,686
August 17, 2020	9.50	1,049,263	9,968
November 16, 2020	9.60	2,068,125	19,854
Total		13,557,496	$133,101
The following table summarizes the issuance of shares of our common stock pursuant to the Second Private Offering (in thousands except shares and per share data) as of December 31, 2024:

Date	NAV Per Share	Shares Issued	Proceeds
Second Private Offering:
March 15, 2021	$9.74	5,301,797	$51,639
May 18, 2021	9.86	2,792,748	27,537
August 18, 2021	9.94	6,086,569	60,500
November 17, 2021	10.06	7,959,940	80,077
March 15, 2022	10.10	12,173,590	122,953
May 17, 2022	10.16	8,022,706	81,511
August 16, 2022	10.10	8,681,792	87,686
November 15, 2022	10.10	8,895,565	89,845
March 16, 2023	10.13	9,474,500	95,977
May 16, 2023	10.25	8,321,086	85,291
August 16, 2023	10.22	17,653,821	180,422
November 16, 2023	10.25	17,490,825	179,281
March 15, 2024	10.24	25,864,010	264,847
May 16, 2024	10.34	11,786,647	121,874
August 16, 2024	10.34	15,732,189	162,671
November 15, 2024	10.39	16,211,723	168,440
Total		182,449,508	$1,860,551

Share Repurchase Program: During 2022, we commenced a quarterly share repurchase program in which we intend to repurchase, in each quarter, up to 5% of the shares of common stock outstanding as of the close of the previous calendar quarter (the “Share Repurchase Program”), subject to the discretion of our Board and the availability of cash to fund such repurchases. Our Board may amend, suspend or terminate the share repurchase program if it deems such action to be in our best interest and the best interest of our stockholders.
On August 23, 2024, our Board approved an amended and restated dividend reinvestment plan (the “Amended and Restated DRIP”) solely to appoint a new transfer agent as the Plan Administrator (as defined in the Amended and Restated DRIP). The Amended and Restated DRIP became effective on November 1, 2024.
The following table summarizes the total shares repurchased that were validly tendered under the Share Repurchase Program and not withdrawn (in thousands except shares and per share data) as of December 31, 2024:

Date	Price Per Share	Shares Repurchased	Total Cost
Shares Repurchased:
April 15, 2022	$10.10	641,640	$6,480
June 16, 2022	10.16	333,527	3,389
September 16, 2022	10.10	139,216	1,406
December 15, 2022	10.10	208,828	2,110
March 30, 2023	10.13	906,750	9,185
June 29, 2023	10.25	664,987	6,816
September 28, 2023	10.22	618,326	6,319
December 28, 2023	10.25	2,050,939	21,022
March 28, 2024	10.24	1,996,254	20,442
June 27, 2024	10.34	1,142,195	11,810
September 27, 2024	10.34	1,752,160	18,118
December 27, 2024	10.39	932,567	9,689
Total		11,387,389	$116,786
There were no shares repurchased prior to January 1, 2022.
Investment income
We generate interest income on the debt investments in portfolio company investments that we originate or acquire. Our debt investments, whether in the form of senior secured, unitranche secured or junior secured debt, typically have an initial term of three to seven years and bear interest at a fixed or floating rate. In some instances, we receive payments on our debt investments based on scheduled amortization of the outstanding balances. In addition, we receive repayments of some of our debt investments prior to their scheduled maturity date. In some cases, our investments provide for deferred interest of payment-in-kind (“PIK”) interest. In addition, we may generate revenue in the form of commitment, origination, amendment, structuring or due diligence fees, fees for providing managerial assistance and consulting fees. Loan origination fees, original issue discount and market discount or premium are capitalized, and we accrete or amortize such amounts as interest income. We record prepayment premiums and prepayment gains (losses) on loans as interest income. As the frequency or volume of the repayments that trigger these prepayment premiums and prepayment gains (losses) may fluctuate significantly from period to period, the associated interest income recorded may also fluctuate significantly from period to period. Interest and fee income is recorded on the accrual basis to the extent we expect to collect such amounts. Interest income is accrued based upon the outstanding principal amount and contractual terms of debt and preferred equity investments. Interest is accrued on a daily basis. We record fees on loans based on the determination of whether the fee is considered a yield enhancement or payment for a service. If the fee is considered a yield enhancement associated with a funding of cash on a loan, the fee is generally deferred and recognized into interest income using the effective interest method if captured in the cost basis or using the straight-line method if the loan is unfunded and therefore there is no cost basis. If the fee is not considered a yield enhancement because a service was provided, and the fee is payment for that service, the fee is deemed earned and recorded as other income in the period the service is completed.

Dividend income on preferred equity investments is recorded as dividend income on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies. Each distribution received from limited liability company (“LLC”) and limited partnership (“LP”) investments is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, we will not record distributions from equity investments in LLCs and LPs as dividend income unless there are sufficient accumulated tax-basis earnings and profits in the LLC or LP prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment. The frequency and volume of the distributions on common equity securities and LLC and LP investments may fluctuate significantly from period to period.
Expenses
Our primary operating expenses include the payment of base management and incentive fees to MC Advisors under the investment advisory agreement entered into on December 5, 2018 (the “Investment Advisory Agreement”), the payment of fees to MC Management for our allocable portion of overhead and other expenses under the administration agreement entered into on December 5, 2018 (the “Administration Agreement”), and other operating costs. See Note 6 to our consolidated financial statements and “Related Party Transactions” below for additional information on our Investment Advisory Agreement and Administration Agreement. Our expenses also include interest expense on indebtedness. We bear all other out-of-pocket costs and expenses of our operations and transactions.
Net gain (loss)
We recognize realized gains or losses on investments, foreign currency forward contracts and foreign currency and other transactions based on the difference between the net proceeds from the disposition and the cost basis without regard to unrealized gains or losses previously recognized within net realized gain (loss) on the consolidated statements of operations. We record current period changes in fair value of investments, foreign currency forward contracts, foreign currency and other transactions within net change in unrealized gain (loss) on the consolidated statements of operations.
Portfolio and Investment Activity
During the year ended December 31, 2024, we invested $1.5 billion in 71 new portfolio companies, $611.5 million in 120 existing portfolio companies and had $678.2 million in aggregate amount of sales and principal repayments, resulting in net investments of $1.4 billion for the period.
During the year ended December 31, 2023, we invested $963.5 million in 64 new portfolio companies, $260.4 million in 79 existing portfolio companies and had $179.2 million in aggregate amount of sales and principal repayments, resulting in net investments of $1.0 billion for the period.
During the year ended December 31, 2022, we invested $706.0 million in 63 new portfolio companies, $195.5 million in 57 existing portfolio companies and had $140.6 million in aggregate amount of sales and principal repayments, resulting in net investments of $761.0 million for the period.

The following table shows portfolio yield by security type:

	December 31, 2024		December 31, 2023
	Weighted Average Annualized Contractual Coupon Yield (1)	Weighted Average Annualized Effective Yield (2)	Weighted Average Annualized Contractual Coupon Yield (1)	Weighted Average Annualized Effective Yield (2)
Senior secured loans	10.4%	10.4%	11.8%	11.8%
Unitranche secured loans	11.4	11.9	13.1	13.5
Junior secured loans	11.0	11.0	10.8	10.8
Equity securities	9.1	9.1	8.3	8.3
Total	10.4%	10.5%	11.8%	11.9%
_________________________________________
(1)The weighted average annualized contractual coupon yield at period end is computed by dividing (a) the interest income on our debt investments and preferred equity investments (with a stated coupon rate) at the period end contractual coupon rate for each investment by (b) the par value of our debt investments and the cost basis of our preferred equity investments.
(2)The weighted average annualized effective yield on portfolio investments at period end is computed by dividing (a) interest income on our debt investments and preferred equity investments (with a stated coupon rate) at the period end effective rate for each investment by (b) the par value of our debt investments and the cost basis of our preferred equity investments. The weighted average annualized effective yield on portfolio investments is a metric on the investment portfolio alone and does not represent a return to stockholders. This metric is not inclusive of our fees and expenses, the impact of leverage on the investment portfolio or sales load that may be paid by stockholders.
The following table shows the composition of our investment portfolio at fair value and as percentage of our total investments at fair value (in thousands):

	December 31, 2024		December 31, 2023
Fair Value:
Senior secured loans	$3,491,117	87.1%	$2,171,243	85.9%
Unitranche secured loans	148,531	3.7	184,853	7.3
Junior secured loans	177,677	4.4	87,986	3.5
Equity securities	191,648	4.8	84,085	3.3
Total	$4,008,973	100.0%	$2,528,167	100.0%
Our portfolio composition at December 31, 2024 remained relatively consistent with our portfolio at December 31, 2023. As of December 31, 2024 our yields decreased compared to December 31, 2023, primarily due to decreases in base rates on our loan portfolio and moderate spread compression.

The following table shows our portfolio composition by industry at fair value and as percentage of our total investments at fair value (in thousands):

	December 31, 2024		December 31, 2023
Fair Value:
Aerospace & Defense	$23,854	0.6%	$23,871	0.9%
Automotive	66,253	1.7	52,433	2.1
Banking	43,672	1.1	31,338	1.2
Beverage, Food & Tobacco	27,414	0.7	43,420	1.7
Capital Equipment	187,727	4.7	153,448	6.1
Chemicals, Plastics & Rubber	—	—	555	0.0 *
Construction & Building	222,008	5.5	99,032	3.9
Consumer Goods: Durable	71,293	1.8	43,879	1.7
Consumer Goods: Non-Durable	48,784	1.2	47,767	1.9
Containers, Packaging & Glass	40,136	1.0	13,978	0.6
Energy: Oil & Gas	118	0.0 *	19,939	0.8
Environmental Industries	68,253	1.7	36,964	1.5
FIRE: Finance	233,307	5.8	188,094	7.4
FIRE: Insurance	—	—	23,624	0.9
FIRE: Real Estate	81,966	2.1	82,981	3.3
Healthcare & Pharmaceuticals	594,527	14.8	354,470	14.0
High Tech Industries	497,616	12.4	208,931	8.3
Hotels, Gaming & Leisure	123	0.0 *	95	0.0 *
Media: Advertising, Printing & Publishing	197,904	4.9	148,571	5.9
Media: Broadcasting & Subscription	867	0.0 *	1,663	0.1
Media: Diversified & Production	111,259	2.8	93,116	3.7
Retail	14,566	0.4	—	—
Services: Business	901,082	22.5	434,280	17.2
Services: Consumer	240,488	6.0	167,734	6.6
Telecommunications	101,469	2.5	74,679	3.0
Transportation: Cargo	172,550	4.3	107,424	4.2
Utilities: Electric	13,764	0.3	40,039	1.6
Wholesale	47,973	1.2	35,842	1.4
Total	$4,008,973	100.0%	$2,528,167	100.0%
________________________________________________________
*Represents an amount less than 0.1%.
Portfolio Asset Quality
MC Advisors’ portfolio management staff closely monitors all credits, with senior portfolio managers covering agented and more complex investments. MC Advisors segregates our capital markets investments by industry. The MC Advisors’ monitoring process and projections developed by Monroe Capital both have daily, weekly, monthly and quarterly components and related reports, each to evaluate performance against historical, budget and underwriting expectations. MC Advisors’ analysts will monitor performance using standard industry software tools to provide consistent disclosure of performance. When necessary, MC Advisors will update our internal risk ratings, borrowing base criteria and covenant compliance reports.

As part of the monitoring process, MC Advisors regularly assesses the risk profile of each of our investments and rates each of them based on an internal proprietary system that uses the categories listed below, which we refer to as MC Advisors’ investment performance risk rating. For any investment rated in Grades 3, 4 or 5, MC Advisors, through its internal Portfolio Management Group (“PMG”), will increase its monitoring intensity and prepare regular updates for the investment committee, summarizing current operating results and material impending events and suggesting recommended actions. The PMG is responsible for oversight and management of any investments rated in Grades 3, 4, or 5. MC Advisors monitors and, when appropriate, changes the investment ratings assigned to each investment in our portfolio. In connection with our valuation process, MC Advisors reviews these investment performance risk ratings on a quarterly basis. The investment performance risk rating system is described as follows:

Investment Performance Risk Rating	Summary Description
Grade 1	Includes investments exhibiting the least amount of risk in our portfolio. The issuer is performing above expectations or the issuer’s operating trends and risk factors are generally positive.

Grade 2	Includes investments exhibiting an acceptable level of risk that is similar to the risk at the time of origination. The issuer is generally performing as expected or the risk factors are neutral to positive.

Grade 3	Includes investments performing below expectations and indicates that the investment’s risk has increased somewhat since origination. The issuer may be out of compliance with debt covenants; however, scheduled loan payments are generally not past due.

Grade 4	Includes an issuer performing materially below expectations and indicates that the issuer’s risk has increased materially since origination. In addition to the issuer being generally out of compliance with debt covenants, scheduled loan payments may be past due (but generally not more than six months past due).

Grade 5	Indicates that the issuer is performing substantially below expectations and the investment risk has substantially increased since origination. Most or all of the debt covenants are out of compliance or payments are substantially delinquent. Investments graded 5 are not anticipated to be repaid in full.
Our investment performance risk ratings do not constitute any rating of investments by a nationally recognized statistical rating organization or reflect or represent any third-party assessment of any of our investments.
In the event of a delinquency or a decision to rate an investment Grade 4 or Grade 5, the PMG, in consultation with the investment committee, will develop an action plan. Such a plan may require a meeting with the borrower’s management or the lender group to discuss reasons for the default and the steps management is undertaking to address the under-performance, as well as amendments and waivers that may be required. In the event of a dramatic deterioration of a credit, MC Advisors and the PMG will form a team or engage outside advisors to analyze, evaluate and take further steps to preserve our value in the credit. In this regard, we would expect to explore all options, including in a private equity sponsored investment, assuming certain responsibilities for the private equity sponsor or a formal sale of the business with oversight of the sale process by us. The PMG and the investment committee have extensive experience in running debt work-out transactions and bankruptcies.

The following table shows the distribution of our investments on the 1 to 5 investment performance risk rating scale as of December 31, 2024 (in thousands):

Investment Performance Risk Rating	Investments at Fair Value	Percentage of Total Investments
1	$—	—%
2	3,691,716	92.1
3	282,635	7.1
4	33,755	0.8
5	867	0.0 *
Total	$4,008,973	100.0%
________________________________________________________
*Represents an amount less than 0.1%.
The following table shows the distribution of our investments on the 1 to 5 investment performance risk rating scale as of December 31, 2023 (in thousands):

Investment Performance Risk Rating	Investments at Fair Value	Percentage of Total Investments
1	$—	—%
2	2,360,087	93.3
3	158,849	6.3
4	9,231	0.4
5	—	—
Total	$2,528,167	100.0%
As of December 31, 2024, there were 11 borrowers with loans or preferred equity investments on non-accrual status (Arcserve Cayman Opco LP (fka Arcstor Midco, LLC) (“Arcserve”), Avison Young (USA) Inc. (“Avison Young”), BTR Opco LLC (fka Born To Run, LLC), INH Buyer, Inc., MV Receivables II, LLC, Prototek LLC, Reorganized Mobileum AcquisitionCo, LLC (fka Matrix Parent, Inc.), Sandvine Corporation, Streamland Media MidCo LLC, Thrasio, LLC (“Thrasio”) and Vice Acquisition Holdco, LLC), and these investments totaled $28.7 million at fair value, or 0.7% of our total investments at fair value at December 31, 2024. As of December 31, 2023, there were four borrowers with loans or preferred equity investments on non-accrual status (Arcserve, Avison Young, Sound Inpatient Physicians, Inc. and Thrasio) and these investments totaled $12.4 million at fair value, or 0.5% of our total investments at fair value at December 31, 2023.

Results of Operations
Operating results were as follows (in thousands):

	For the Years Ended December 31,
	2024	2023	2022
Total investment income	$410,919	$224,644	$91,675
Total operating expenses, net of fee waivers	213,863	108,144	41,690
Net investment income before income taxes	197,056	116,500	49,985
Income taxes, including excise taxes	1,206	614	169
Net investment income	195,850	115,886	49,816
Net realized gain (loss) on investments	2,993	(403)	(17)
Net realized gain (loss) on foreign currency forward contracts	(308)	1,755	664
Net realized gain (loss) on foreign currency and other transactions	(467)	272	(4)
Net realized gain (loss)	2,218	1,624	643
Net change in unrealized gain (loss) on investments	1,085	1,459	(5,330)
Net change in unrealized gain (loss) on foreign currency forward contracts	4,588	(4,383)	711
Net unrealized gain (loss) on foreign currency and other transactions	2,732	(28)	1
Net change in unrealized gain (loss)	8,405	(2,952)	(4,618)
Net increase (decrease) in net assets resulting from operations	$206,473	$114,558	$45,841
Investment Income
The composition of our investment income was as follows (in thousands):

	For the Years Ended December 31,
	2024	2023	2022
Interest income	$365,634	$207,338	$78,960
PIK interest income	15,868	7,694	5,920
Dividend income (1)	1,599	569	501
Other income	10,887	2,184	2,182
Prepayment gain (loss)	7,036	1,146	1,496
Accretion of discounts and amortization of premiums	9,895	5,713	2,616
Total investment income	$410,919	$224,644	$91,675
_________________________________________
(1)During the years ended December 31, 2024, 2023 and 2022 dividend income includes PIK dividends of $1,403, $484, and $358, respectively.
The increase in total investment income of $186.3 million during the year ended December 31, 2024, as compared to the year ended December 31, 2023, and the increase in investment income of $133.0 million during the year ended December 31, 2023, as compared to the year ended December 31, 2022, was primarily due to an increase in interest income and PIK interest income due to the growth of our investment portfolio, partially offset by a declining base rate environment. Additionally, the current year periods included an increase in fee income (included in other income on the consolidated statements of operations) and prepayment gain (loss) (included in interest income on the consolidated statement of operations) stemming from portfolio investment realizations during the year ended December 31, 2024.

Operating Expenses
The composition of our operating expenses was as follows (in thousands):

	For the Years Ended December 31,
	2024	2023	2022
Interest and other debt financing expenses	$132,244	$61,928	$21,734
Base management fees, net of base management fee waivers (1)	42,930	23,875	11,310
Incentive fees, net of incentive fee waivers (2)	29,497	16,365	4,876
Professional fees	2,562	1,790	1,656
Administrative service fees	2,961	1,731	1,132
General and administrative expenses	3,519	2,364	900
Directors’ fees	150	91	82
Total operating expenses, net of fee waivers	$213,863	$108,144	$41,690
_________________________________________
(1)Base management fees for the years ended December 31, 2024, 2023 and 2022 were $42,930, $23,875 and $13,011, respectively. MC Advisors elected to voluntarily waive zero, zero and $1,701 of such base management fees for the years ended December 31, 2024, 2023 and 2022, respectively. Such waivers are not subject to recoupment by MC Advisors. There is no guarantee that MC Advisors will waive any base management fees in the future.
(2)Incentive fees for the year ended December 31, 2024 were $29,497, comprised of part one incentive fees of $28,169 and part two capital gains incentive fees of $1,328. Incentive fees for the year ended December 31, 2023 were $16,365, comprised of part one incentive fees of $16,531 and a reversal of part two capital gains incentive fees previously accrued of 166. Incentive fees for the year ended December 31, 2022 were $4,876, comprised of part one incentive fees of $7,080 and a return of part two capital gains incentive fees previously accrued of 736. Pursuant to the fee waiver letter, MC Advisors elected to voluntarily waive part one incentive fees of 1468 for the year ended December 31, 2022. See Note 6 to our consolidated financial statements and “Capital Gains Incentive Fee” for additional information.

The composition of our interest and other debt financing expenses, average debt outstanding and average stated interest rate (i.e., the rate in effect plus spread) were as follows (in thousands):

	For the Years Ended December 31,
	2024	2023	2022
Interest expense - Revolving Credit Facility	$20,761	$2,153	$—
Interest expense - SPV Credit Facility	23,106	21,101	9,799
Interest expense - SPV II Credit Facility	14,334	11,040	224
Interest expense - SPV III Credit Facility	3,824	—	—
Interest expense - SPV IV Credit Facility	6,060	—	—
Interest expense - 2022 ABS	12,792	12,884	9,448
Interest expense - 2023 ABS	16,990	5,111	—
Interest expense - 2028 Notes	18,840	1,675	—
Interest expense - 2029 Notes	6,108	—	—
Interest expense - Short-Term Borrowings	—	2,223	—
Amortization of debt issuance costs	9,429	5,741	2,263
Total interest and other debt financing expenses	$132,244	$61,928	$21,734
Average debt outstanding	$1,623,935	$828,682	$409,913
Average stated interest rate	7.6%	6.8%	4.7%
The increase in total operating expenses of $105.7 million during the year ended December 31, 2024, as compared to the year ended December 31, 2023, is primarily due to an increase in interest expense, primarily driven by higher average borrowings to support the growth of the portfolio and a higher average cost of borrowings. Additionally, increases in base management fees were driven by higher average invested assets, and incentive fees, resulting from higher net investment income, contributed to the increase in operating expenses. The increase in total operating expenses of 66.5 million during the year ended December 31, 2023, as compared to the year ended December 31, 2022, is primarily a result of an increase in interest expense, driven by higher average borrowings to support the growth of the portfolio and increases in effective interest rates on debt as a result of the rising interest rate environment, and increases in base management and incentive fees, net of fee waivers.
Income Taxes, Including Excise Taxes
We have elected to be treated, currently qualify and intend to continue to qualify annually as a RIC under Subchapter M of the Code and operate in a manner so as to qualify for the U.S. federal income tax treatment available to RICs. To maintain qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements and distribute to stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses.
Depending on the level of taxable income earned in a tax year, we may choose to carry forward such taxable income in excess of current year dividend distributions from such current year taxable income into the next year and pay U.S. federal income tax at corporate rates and a 4% excise tax on such income, as required. To the extent that we determine that our estimated current year annual taxable income may exceed estimated current year dividend distributions, we accrue excise tax, if any, on estimated excess taxable income as such taxable income is earned. For the years ended December 31, 2024, 2023 and 2022, we recorded a net expense on the consolidated statements of operations of 1.1 million, $0.5 million and $0.1 million, respectively, for U.S. federal excise tax.
Certain of our consolidated subsidiaries are subject to U.S. federal and state corporate-level income taxes. For the years ended December 31, 2024, 2023 and 2022, we recorded a net tax expense of $0.1 million, $0.1 million and $43 thousand, respectively, on the consolidated statements of operations for these subsidiaries.

Net Realized Gain (Loss)
During the years ended December 31, 2024, 2023 and 2022, we had sales or dispositions of investments resulting in $3.0 million, $(0.4) million and $(17.0) thousand of net realized gain (loss) on investments, respectively. The net realized gains during the year ended December 31, 2024 were primarily related to the gain on the disposition of the equity of SoundHound AI, Inc. (fka Amelia Holding II, LLC). The net realized losses during the year ended December 31, 2023 were primarily related to the realization of the previously recorded unrealized losses on our investment in Oceana Australian Fixed Income Trust, partially offset by gains on the disposition of the equities of American Virtual Cloud Technologies, Inc., MarkLogic Corporation, and MCP Shaw Acquisitionco, LLC. The net realized losses during the year ended December 31, 2022 were primarily related to the realization of the previously recorded unrealized losses on our investment in Light Wave Dental Management, LLC, partially offset by the realization of the previously recorded unrealized gains on our investment in Recorded Future, Inc.
We have entered and may continue to enter into foreign currency forward contracts to reduce our exposure to foreign currency exchange rate fluctuations. During the years ended December 31, 2024, 2023 and 2022, we had $(0.3) million, $1.8 million and $0.7 million of net realized gain (loss) on foreign currency forward contracts, respectively. During the years ended December 31, 2024, 2023 and 2022 we had $(0.5) million, $0.3 million and $(4) thousand of net realized gain (loss) on foreign currency and other transactions, respectively.
Net Change in Unrealized Gain (Loss)
For the years ended December 31, 2024, 2023 and 2022, our investments had $1.1 million, $1.5 million and $(5.3) million of net change in unrealized gain (loss), respectively. The net change in unrealized gain (loss) includes both unrealized gain on investments in our portfolio with mark-to-market gains during the periods and unrealized loss on investments in our portfolio with mark-to-market losses during the periods.
During the year ended December 31, 2024, the net change in unrealized gain on investments was primarily attributable to broad market movements, including spread tightening and improvements in fundamental performance at many of our portfolio companies, partially offset by net unrealized losses attributable to certain portfolio companies that have underlying credit performance concerns that were still held as of December 31, 2024.
During the year ended December 31, 2023, the net change in unrealized gain on investments was primarily attributable to broad market movements and improvements in fundamental performance at our portfolio companies. These increases were partially offset by net unrealized losses attributable to certain underlying portfolio companies that have underlying credit or fundamental performance concerns resulting in a risk rating of Grade 3, 4 or 5 on our investment performance risk rating scale that were still held as of December 31, 2023 of $22.5 million.
During the year ended December 31, 2022, the net change in unrealized loss on investments was primarily attributable to portfolio companies that have underlying credit performance concerns resulting in a risk rating of Grade 3, 4 or 5 on our investment performance risk rating scale that were still held as of December 31, 2022 of $4.1 million. Additionally, overall market volatility and spread widening in the loan market contributed to the net unrealized loss on investments.
For the years ended December 31, 2024, 2023 and 2022 our foreign currency forward contracts had $4.6 million, $(4.4) million and $0.7 million of net change in unrealized gain (loss), respectively.
For the years ended December 31, 2024, 2023 and 2022, our foreign currency and other transactions had $2.7 million, $(28) thousand and $1 thousand of net change in unrealized gain (loss), respectively. Net unrealized gains (losses) on foreign currency and other transactions primarily relate to our foreign currency borrowings.
Net Increase (Decrease) in Net Assets Resulting from Operations
For the years ended December 31, 2024, 2023 and 2022, the net increase (decrease) in net assets resulting from operations was $206.5 million, $114.6 million and $45.8 million, respectively. Based on the weighted average shares of common stock outstanding for the years ended December 31, 2024, 2023 and 2022, our per share net increase (decrease) in net assets resulting from operations was $1.27, $1.19 and $0.83, respectively.

The $91.9 million increase in net assets resulting from operations during the year ended December 31, 2024, is primarily the result of increased net investment income due to the significant portfolio growth and net gains on the portfolio during the current year period. The 68.8 million increase during the year ended December 31, 2023, is primarily the result of increased net investment income due to the significant portfolio growth and increases in effective interest rates on the portfolio as a result of the rising interest rate environment.
Liquidity and Capital Resources
We generate cash primarily from (i) the net proceeds of private offerings, (ii) cash flows from our operations, and (iii) borrowings under our existing leverage facilities and any financing arrangements we may enter into in the future. These financings may come in the form of borrowings from banks and issuances of senior securities. Our primary uses of cash are for (i) investments in portfolio companies and other investments to comply with certain portfolio diversification requirements, (ii) the cost of operations (including paying MC Advisors and reimbursements to MC Management), (iii) debt service of any borrowings, (iv) share repurchases under our share repurchase program and (v) cash distributions to our stockholders.
As of December 31, 2024, we had $129.6 million in cash and cash equivalents and $124.4 million in restricted cash and cash equivalents. Restricted cash and cash equivalents includes amounts held within our wholly-owned financing subsidiaries and is generally restricted to use for the origination of new investments, the repayment of outstanding debt and the related payment of interest expense and the quarterly release of earnings of the Company. As of December 31, 2024, restricted cash and cash equivalents at each wholly-owned financing subsidiary and debt outstanding consisted of the following:

	Restricted Cash and Cash Equivalents	Debt Outstanding
Revolving Credit Facility	$ n/a	$481,106
MC Income Plus Financing SPV LLC ("SPV")	28,847	243,300
MC Income Plus Financing SPV II LLC ("SPV II")	20,764	195,998
MC Income Plus Financing SPV III LLC ("SPV III")	3,375	75,000
MC Income Plus Financing SPV IV LLC ("SPV IV")	36,974	248,600
Monroe Capital Income Plus ABS Funding, LLC ("2022 Issuer")	25,102	294,609
Monroe Capital Income Plus ABS Funding II, LLC ("2023 Issuer")	9,328	209,100
2028 Notes	n/a	200,000
2029 Notes	n/a	204,000
Total	$124,390	$2,151,713
In accordance with the 1940 Act, we are permitted to borrow amounts such that our asset coverage ratio, as defined in the 1940 Act, is at least 150% after such borrowing. As of December 31, 2024 and 2023, our asset coverage ratio based on aggregate borrowings outstanding was 196% and 204%, respectively.
Cash Flows
For the year ended December 31, 2024, we experienced a net increase (decrease) in cash and restricted cash and cash equivalents of $176.3 million. For the year ended December 31, 2024, cash used in operating activities was $1.3 billion, primarily driven by purchases of portfolio investments, partially offset by proceeds from principal payments and sale of investments and settlement of forward contracts and net investment income. During the year ended December 31, 2024, cash provided by financing activities was $1.4 billion, primarily driven by net borrowings on our debt facilities and proceeds from issuances of common stock, partially offset by distributions to stockholders and repurchases of common stock.

For the year ended December 31, 2023, we experienced a net increase (decrease) in cash and restricted cash and cash equivalents of $25.6 million. For the year ended December 31, 2023, cash used in operating activities was $883.7 million, primarily driven by purchases of portfolio investments, partially offset by proceeds from principal payments and sale of investments and settlement of forward contracts and net investment income. During the year ended December 31, 2023, cash provided by financing activities was $909.3 million, primarily driven by net borrowings on our debt facilities and proceeds from issuances of common stock, partially offset by distributions to stockholders and repurchases of common stock.
For the year ended December 31, 2022, we experienced a net increase (decrease) in cash and restricted cash and cash equivalents of $38.2 million. For the year ended December 31, 2022, cash used in operating activities was $705.6 million, primarily driven by purchases of portfolio investments, partially offset by proceeds from principal payments and sale of investments and settlement of forward contracts and net investment income. During the year ended December 31, 2022, cash provided by financing activities was 743.8 million, primarily driven by net borrowings on our debt facilities and proceeds from issuances of common stock, partially offset by distributions to stockholders and repurchases of common stock.
Capital Resources
As a BDC, we distribute substantially all of our net income to our stockholders and have an ongoing need to raise additional capital for investment purposes. We intend to generate additional cash primarily from future offerings of securities, including our current Second Private Offering and any subsequent offerings, future borrowings and cash flows from operations, including income earned from investments in our portfolio companies. On both a short-term and long-term basis, our primary use of funds will be to invest in portfolio companies, fund share repurchases under our share repurchase program and make cash distributions to our stockholders. We may also use available funds to repay outstanding borrowings.
As a BDC, we are generally not permitted to issue and sell our common stock at a price below net asset value (“NAV”) per share. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current NAV per share of our common stock if our Board, including our independent directors, determines that such sale is in the best interests of us and our stockholders, and if our stockholders have approved such sales. As of December 31, 2024 and 2023, we had 198,704,495 and 127,232,772 shares outstanding, respectively.
Distributions
Distributions to stockholders are recorded on the applicable record date. The amount, if any, to be distributed to stockholders is determined by our Board at least quarterly and is generally based upon our earnings estimated by management. Net realized capital gains, if any, are generally distributed at least annually.
The determination of the tax attributes for our distributions is made annually, based upon our taxable income for the full year and distributions paid for the full year. Ordinary dividend distributions from a RIC do not qualify for the preferential tax rate on qualified dividend income from domestic corporations and qualified foreign corporations, except to the extent that the RIC received the income in the form of qualifying dividends from domestic corporations and qualified foreign corporations. The tax attributes for distributions will generally include both ordinary income and capital gains, but may also include qualified dividends or return of capital. Distributions to stockholders for the years ended December 31, 2024, 2023 and 2022 totaled $186.8 million ($1.16 per share), $105.3 million ($1.11 per share) and $44.3 million ($0.82 per share), respectively. The tax character of such distributions is determined at the end of the fiscal year. See Note 9 to our consolidated financial statements for information on the tax character of our distributions.
We have adopted a dividend reinvestment plan (the "DRIP") that provides for the reinvestment of dividends and other distributions on behalf of its stockholders that elect to participate in such plan. As a result, if we declare a dividend or distribution, our stockholders’ cash distributions will only be reinvested in additional shares of our common stock if a stockholder specifically “opts in” to the DRIP at least ten (10) days prior to the record date fixed by our Board. Shares issued under the DRIP will be issued at a price per share equal to the NAV per share as of the last day of our fiscal quarter immediately preceding the date that the distribution was declared. On August 23, 2024, the Board approved an amended and restated dividend reinvestment plan (the "Amended and Restated DRIP"), which was amended solely to appoint a new transfer agent as the Plan Administrator (as defined in the Amended and Restated DRIP). See Note 10 to our consolidated financial statements for additional information on our distributions.

Borrowings
Our outstanding debt as of December 31, 2024 was as follows (in thousands):

	December 31, 2024
	Aggregate Principal Amount Committed (1)	Principal Amount Outstanding	Carrying Value (2)	Unamortized Debt Issuance Costs
Revolving Credit Facility (3)	$652,500	$481,106	$474,756	$6,350
SPV Credit Facility	450,000	243,300	239,889	3,411
SPV II Credit Facility	195,998	195,998	194,574	1,424
SPV III Credit Facility	100,000	75,000	73,722	1,278
SPV IV Credit Facility	350,000	248,600	245,185	3,415
2022 ABS (4)	294,609	294,609	293,393	1,216
2023 ABS (5)	209,100	209,100	206,369	2,731
2028 Notes	200,000	200,000	198,178	1,822
2029 Notes	204,000	204,000	202,296	1,704
Total	$2,656,207	$2,151,713	$2,128,362	$23,351
_________________________________________
(1)Represents the total aggregate amount committed or outstanding, as applicable, under such instrument.
(2)Represents the principal amount outstanding, less unamortized debt issuance costs.
(3)Principal amount outstanding includes borrowings denominated in foreign currencies converted at the period end exchange rate.
(4)As of December 31, 2024, the 2022 Class C Notes and 2022 Subordinated Notes (as defined below) totaling 34.8 million and $82.9 million, respectively, are excluded from the total aggregate principal amount committed/outstanding amount as these notes are eliminated in consolidation.
(5)As of December 31, 2024, the 2023 Subordinated Notes (as defined below) totaling 45.9 million, are excluded from the total aggregate principal amount committed/outstanding amount as these notes are eliminated in consolidation.

Our outstanding debt as of December 31, 2023 was as follows (in thousands):

	December 31, 2023
	Aggregate Principal Amount Committed (1)	Principal Amount Outstanding	Carrying Value (2)	Unamortized Debt Issuance Costs
Revolving Credit Facility (3)	$325,000	$256,808	$253,579	$3,229
SPV Credit Facility	450,000	179,000	178,098	902
SPV II Credit Facility	120,288	120,288	119,240	1,048
2022 ABS (4)	306,000	306,000	300,810	5,190
2023 ABS (5)	185,850	185,850	183,840	2,010
2028 Notes	200,000	200,000	197,767	2,233
Total	$1,587,138	$1,247,946	$1,233,334	$14,612
_________________________________________
(1)Represents the total aggregate amount committed or outstanding, as applicable, under such instrument.
(2)Represents the principal amount outstanding, less unamortized debt issuance costs.
(3)Principal amount outstanding includes borrowings denominated in foreign currencies converted at the period end exchange rate.
(4)As of December 31, 2023, the 2022 Class C Notes and 2022 Subordinated Notes (as defined below) totaling $36.1 million and $82.9 million, respectively, are excluded from the total aggregate principal amount committed/outstanding amount as these notes are eliminated in consolidation.
(5)As of December 31, 2023, the 2023 Subordinated Notes (as defined below) totaling $65.3 million are excluded from the total aggregate principal amount committed/outstanding amount as these notes are eliminated in consolidation.
Credit Facilities
Revolving Credit Facility
On October 20, 2023, we entered into a senior secured revolving credit facility (the “Revolving Credit Facility”) pursuant to a Senior Secured Revolving Credit Agreement (the “Revolving Credit Agreement”), with ING Capital, LLC, as administrative agent and joint lead arranger. The initial principal amount of the Revolving Credit Facility was $295.0 million, subject to availability under the borrowing base, which is based on our portfolio investments and other outstanding indebtedness, with an accordion provision to permit increases to the total facility amount up to $800.0 million, subject to the satisfaction of certain conditions. Through various amendments since entering into the Revolving Credit Agreement, we have increased the facility amount multiple times under the accordion to $652.5 million of aggregate commitments as of December 31, 2024. See Recent Developments for additional information on the Revolving Credit Facility.
On October 29, 2024, we amended the Revolving Credit Facility to, among other things, (i) extend the expiration of the revolver availability period from October 20, 2027 to October 31, 2028, (ii) extend the stated maturity date from October 20, 2028 to October 31, 2029, (iii) increase the maximum total facility amount contemplated by the accordion provision to permit increases to a total facility amount of up to $800,000, (iv) remove the credit-spread adjustment for ABR Loans based on Adjusted Term SOFR and for SOFR Loans, (v) reduce the applicable margin (a) with respect to any ABR Loan, from 1.50% to 1.25% per annum (or, at any time the Rating Condition is satisfied, from 1.35% to 1.15% per annum), (b) with respect to any SOFR Loan, CORRA Loan, Eurocurrency Loan or RFR Loan, from 2.50% to 2.25% per annum (or at any time the Rating Condition is satisfied, from 2.35% to 2.15% per annum), and (vi) reset the minimum shareholders’ equity test and increases the minimum obligors’ net worth test. The terms of the amendment became effective on October 31, 2024.

As of December 31, 2024 and 2023, we had outstanding U.S. dollar borrowings under the Revolving Credit Facility of $396.1 million and $240.8 million, respectively, and non-U.S. dollar borrowings denominated in Australian dollars of AUD 22.0 million ($13.6 million in U.S. dollars) and AUD 23.5 million ($16.0 million in U.S. dollars), respectively, and Great Britain pounds of £38,440 ($48.1 million in U.S. dollars) and zero, respectively, and Euros of €22,500 ($23.3 million in U.S. dollars) and zero, respectively. The borrowings denominated in a foreign currency may be positively or negatively affected by movements in the rate of exchange between the U.S. dollar and the respective foreign currency. These movements are beyond our control and cannot be predicted. The borrowings denominated in foreign currency are translated into U.S. dollars based on the spot rate at each balance sheet date. The impact resulting from changes in foreign currency borrowings is included in net change in unrealized gain (loss) on foreign currency and other transactions on our consolidated statements of operations and totaled $2.7 million and (29) thousand for the year ended December 31, 2024, and 2023, respectively.
Advances under the Revolving Credit Facility initially bear interest at a per annum rate equal to, (a) in the case of any U.S. dollar advances, (i) 1.25% per annum (or, at any time the Rating Condition is satisfied, 1.15% per annum) plus an “alternate base rate” (as described in the Revolving Credit Agreement) or (ii) 2.25% per annum (or, at any time the Rating Condition is satisfied, 2.15% per annum) plus Term SOFR, (b) in the case of any foreign currency advances (other than Pounds Sterling), 2.25% per annum (or, at any time the Rating Condition is satisfied, 2.15% per annum) plus the applicable benchmark rate and (c) in the case of any Pounds Sterling advances, 2.50% per annum (or, at any time the Rating Condition is satisfied, 2.35% per annum) plus the Daily Simple Risk Free Rate, in each case, depending on the nature of the advances being requested under the Revolving Credit Facility. The “Rating Condition” shall be satisfied at any time we maintain a public credit rating of at least BBB- from S&P Global Ratings (or equivalent rating from Moody’s Investors Service, Inc. or Fitch, Inc.). As of December 31, 2024 and 2023, the outstanding borrowings were accruing at a weighted average interest rate of 7.0% and 7.9%, respectively.
Advances under the Revolving Credit Facility are subject to compliance with borrowing base requirements, pursuant to which the amount of funds advanced varies depending upon the types of assets in our portfolio. Assets must meet certain criteria in order to be included in the borrowing base, and the borrowing base is subject to certain portfolio restrictions including investment size, sector concentrations and investment type.
Our ability to borrow under the Revolving Credit Facility is subject to availability under the borrowing base, which permits us to borrow up to 72.5% of the fair market value of its portfolio company investments depending on the type of investment we hold and whether the investment is quoted. Our ability to borrow is also subject to certain concentration limits, and continued compliance with the representations, warranties and covenants given by us under the Revolving Credit Facility. The Revolving Credit Facility contains certain financial covenants, including, but not limited to, our maintenance of: (1) minimum consolidated total net assets of the greater of (a) $500.0 million and (b) an amount equal to the sum of (i) $1.1 billion plus (ii) an amount equal to 65% of the difference of (x) the net proceeds to us from sales of our equity securities during each quarter following October 31, 2024 and (y) the amount paid or distributed to purchase or redeem our common stock in connection with a tender offer during such quarter; (2) a ratio of total assets (less total liabilities other than indebtedness) to total indebtedness of not less than 1.5 to 1; (3) a senior debt coverage ratio of at least 2 to 1; and (4) minimum net worth equal to or greater than $500.0 million. The Revolving Credit Facility also requires us to undertake customary indemnification obligations with respect to ING Capital LLC and other members of the lending group and to reimburse the lenders for expenses associated with entering into the Revolving Credit Facility. The Revolving Credit Facility also has customary provisions regarding events of default, including events of default for nonpayment, change in control transactions, failure to comply with financial and negative covenants, and failure to maintain our relationship with MC Advisors. If we incur an event of default under the Revolving Credit Facility and fail to remedy such default under any applicable grace period, if any, then the entire Revolving Credit Facility could become immediately due and payable, which would materially and adversely affect our liquidity, financial condition, results of operations and cash flows.
The Revolving Credit Facility also imposes certain conditions that may limit the amount of our distributions to stockholders. Distributions payable in our common stock under the DRIP are not limited by the Revolving Credit Facility. Distributions in cash or property other than common stock are generally limited to 115% of the amount of distributions required to maintain our status as a RIC.
The Revolving Credit Facility is guaranteed by certain subsidiary guarantors (primarily the Taxable Subsidiaries). Proceeds of the Revolving Credit Facility may be used for general corporate purposes, including, without limitation, making distributions, contributions and investments and such other uses as permitted under the Revolving Credit Agreement.

The period during which we may borrow under the Revolving Credit Facility expires on October 31, 2028, and the Revolving Credit Facility will mature and all amounts outstanding thereunder must be repaid by October 31, 2029. The Revolving Credit Facility is secured by a perfected first-priority interest in substantially all of the portfolio investments held by us and the subsidiary guarantors, subject to certain exceptions.
SPV Credit Facilities
SPV Credit Facility
We have a $450.0 million senior secured revolving credit facility (the “SPV Credit Facility”) with KeyBank National Association, as agent, through our wholly-owned subsidiary, the SPV. Our ability to borrow under the SPV Credit Facility is subject to certain financial and restrictive covenants as well as availability under the borrowing base, which permits us to borrow up to 72% of the principal balance of our portfolio company investments depending on the type of investment, subject to a maximum advance rate on the portfolio of 67%. We entered into an amendment to the SPV Credit Facility on July 15, 2024 to, among other things, reduce the interest rate applicable to the borrowings to SOFR plus 2.40%, remove the SOFR credit spread adjustment as a component of pricing thereunder, and extend both the reinvestment period and the maturity date of the SPV Credit Facility. Under the terms of the amended SPV Credit Facility, the SPV is permitted to reinvest available cash and make new borrowings under the SPV Credit Facility through July 16, 2027. The maturity date of the SPV Credit Facility is July 16, 2029. Distributions from the SPV to us are limited by the terms of the SPV Credit Facility, which generally allows for the distribution of net interest income pursuant to a waterfall quarterly during the reinvestment period. As of December 31, 2024 and 2023, the fair value of our investments that were held in the SPV as collateral for the SPV Credit Facility was $722.8 million and $759.1 million, respectively, and these investments are identified on the accompanying consolidated schedules of investments.
During the reinvestment period, borrowings under the SPV Credit Facility bear interest at an annual rate of SOFR (one or three month, at the SPV’s option and subject to a SOFR minimum of 0.50%) plus a margin ranging from 2.40% to a maximum of 2.70%, depending on the level of utilization of the facility and the number of obligors of eligible loans pledged as collateral in the SPV. After the reinvestment period, borrowings under the SPV Credit Facility bear interest at an annual rate of SOFR plus 3.00%. In addition to the stated interest rate on borrowings, the SPV is required to pay an unused commitment fee of (i) 0.50% per annum on any unused portion of the SPV Credit Facility when the outstanding borrowings are less than or equal to 60% of the facility amount and (ii) 0.35% per annum on any unused portion of the SPV Credit Facility when the outstanding borrowings are greater than 60% of the facility amount. As of December 31, 2024 and 2023, the outstanding borrowings were accruing at a weighted average interest rate of 7.0% and 8.2%, respectively.
SPV II Credit Facility
On December 20, 2022, we entered into a senior secured term credit facility (the “SPV II Credit Facility”) with KeyBank National Association, as lead arranger and administrative agent, through a special purpose wholly-owned subsidiary, SPV II. The SPV II Credit Facility initially allowed SPV II to borrow an aggregate principal amount of $100.0 million, and includes an accordion feature, which allows us, under certain circumstances, to increase the total size of the facility upon request to the administrative agent and with the consent of one or more increasing or additional lenders. Through a series of amendments, most recently on June 18, 2024, we increased the facility amount pursuant to the accordion feature of the SPV II Credit Facility to $245.4 million. As of December 31, 2024, the aggregate commitments and principal amount outstanding under the SPV II Credit Facility were $196.0 million. As of December 31, 2024 and 2023, the fair value of our investments held in SPV II as collateral for the SPV II Credit Facility was $307.5 million and $216.1 million, respectively, and these investments are identified on the accompanying consolidated schedules of investments.
Borrowings under the SPV II Credit Facility bear interest at Adjusted Term SOFR (subject to a SOFR minimum of 0.50%) plus an applicable margin rate of 2.40% per annum during the initial period, December 20, 2022 through December 20, 2025, and 3.40% per annum during the amortization period, December 21, 2025 through December 20, 2026. The SPV II Credit Facility matures on December 20, 2026, unless sooner terminated in accordance with its terms. As of December 31, 2024 and 2023, the outstanding borrowings were accruing at a weighted average interest rate of 6.9% and 7.7%, respectively.

Under the terms of the SPV II Credit Facility, pursuant to a monthly waterfall and subject to the satisfaction of certain coverage tests and portfolio quality tests, SPV II is permitted to reinvest 25% of principal proceeds during the initial period, with the remaining 75% applied to prepay the SPV II Credit Facility. During the amortization period, pursuant to a monthly waterfall, 100% of principal proceeds must be applied to prepay the SPV II Credit Facility. The SPV II Credit Facility contains representations and warranties and affirmative and negative covenants customary for secured financings of this type. The SPV II Credit Facility also contains customary events of default (subject to certain grace periods, as applicable), including but not limited to the nonpayment of principal, interest or fees, breach of covenants, voluntary or involuntary bankruptcy proceedings and change of control of the borrower.
SPV III Credit Facility
On March 28, 2024, we entered into a senior secured revolving credit facility (the "SPV III Credit Facility") with Goldman Sachs Bank USA, as administrative agent, through a special purpose wholly-owned subsidiary, SPV III. The SPV III Credit Facility allows SPV III to borrow an aggregate principal amount of $100.0 million, and includes an accordion feature which allows us, under certain circumstances, to increase the total size of the facility to $250.0 million upon request to the administrative agent and with consent of the lenders. Our ability to borrow under the SPV III Credit Facility is subject to certain financial and restrictive covenants as well as availability under the borrowing base, which permits us to borrow up to 70% of the principal balance of its portfolio company investments depending on the type of investment. Under the terms of the SPV III Credit Facility, the SPV III is permitted to reinvest available cash and make new borrowings under the SPV III Credit Facility through April 5, 2027. The maturity date of the SPV III Credit Facility is April 5, 2029, unless sooner terminated in accordance with its terms. As of December 31, 2024 and 2023, the fair value of investments that were held in the SPV III as collateral for the SPV III Credit Facility was $142.2 million and zero, respectively, and these investments are identified on the accompanying consolidated schedules of investments.
Borrowings under the SPV III Credit Facility bear interest at Adjusted Term SOFR (subject to a SOFR minimum of 1.00%) plus an applicable margin rate of 2.95% per annum. In addition to the stated interest rate on borrowings, the SPV III is required to pay an unused commitment fee of (i) 0.75% per annum on any unused portion of the SPV III Credit Facility through September 5, 2024 and (ii) 0.50% per annum on any unused portion of the SPV III Credit Facility after September 5, 2024. As of December 31, 2024, the outstanding borrowings were accruing at a weighted average interest rate of 7.3%.
SPV IV Credit Facility
On July 11, 2024, we entered into a senior secured revolving credit facility (the “SPV IV Credit Facility”) with Capital One, National Association as administrative agent, through a special purpose wholly-owned subsidiary, MC Income Plus Financing SPV IV LLC (“SPV IV”).
The SPV IV Credit Facility allows us, through SPV IV, to borrow an aggregate principal amount of up to $350.0 million, and includes an accordion feature which allows the Company, under certain circumstances, to increase the total size of the facility to $450.0 million upon request to the administrative agent and with consent of the lenders. Under the terms of the SPV IV Credit Facility, SPV IV is permitted to reinvest available cash and make new borrowings under the SPV IV Credit Facility through July 11, 2027. The SPV IV Credit Facility matures on July 11, 2029, unless terminated earlier at our election, subject to the payment of a customary prepayment fee, or at the election of the administrative agent following the occurrence of an event of default thereunder. Borrowings under the SPV IV Credit Facility bear interest at SOFR (subject to a SOFR minimum of 0.00%) plus an applicable margin rate of 2.15% per annum. Advances under the SPV IV Credit Facility are subject to availability governed by a borrowing base comprised of eligible loan assets, which receive advance rates under the SPV IV Credit Facility of up to 75%. Undrawn capacity under the SPV IV Credit Facility is subject to a non-usage fee of between 0.25% and 0.75% per annum on such undrawn capacity, depending on the level of usage of the SPV IV Credit Facility. As of December 31, 2024 and 2023, the fair value of investments of the Company that were held in the SPV IV as collateral for the SPV IV Credit Facility was $513.2 million and zero, respectively, and these investments are identified on the accompanying consolidated schedules of investments.
The SPV IV Credit Facility contains representations and warranties and affirmative and negative covenants customary for secured financings of this type. The SPV IV Credit Facility also contains customary events of default (subject to certain grace periods, as applicable), including but not limited to the nonpayment of principal, interest or fees; breach of covenants; voluntary or involuntary bankruptcy proceedings; and change of control of SPV IV. As of December 31, 2024, the outstanding borrowings were accruing at a weighted average interest rate of 6.5%.

Borrowing under the SPV IV Credit Facility remains subject to the leverage restrictions contained in the 1940 Act.
Asset Backed Securitizations
2022 Asset-Backed Securitization
On April 7, 2022, we completed a $425.0 million asset-backed securitization (the “2022 ABS”). The notes offered in the 2022 ABS were issued by the 2022 Issuer, a wholly-owned subsidiary, and are secured by a diversified portfolio of senior secured loans. The transaction was executed through a private placement of $261.4 million of Class A Senior Secured Notes, which bear interest at 4.05% (the “2022 Class A Notes”), $44.6 million of Class B Senior Secured Notes, which bear interest at 5.15% (the “2022 Class B Notes”) and $36.1 million of Class C Senior Secured Notes, which bear interest at 7.75% (the “2022 Class C Notes” and collectively with the 2022 Class A Notes and the 2022 Class B Notes, the “2022 Secured Notes”), and $82.9 million of Subordinated Notes, which do not bear interest (the “2022 Subordinated Notes” and, together with the 2022 Secured Notes, the “2022 Notes”). We retained all of the 2022 Class C Notes and the 2022 Subordinated Notes. The 2022 Class A Notes and the 2022 Class B Notes are included as debt on the accompanying consolidated statements of assets and liabilities. As of both December 31, 2024 and 2023, the 2022 Class C Notes and the 2022 Subordinated Notes were eliminated in consolidation.
Through April 22, 2024, the 2022 Issuer was permitted to use all principal collections received on the underlying collateral to purchase new collateral under the direction of MC Advisors, in its capacity as collateral manager of the 2022 Issuer, in accordance with our investment strategy and subject to customary conditions set forth in the documents governing the 2022 ABS, allowing us to maintain the initial leverage in the 2022 ABS. The 2022 Notes are due on April 30, 2032.
As of December 31, 2024 and 2023, the fair value of our investments held in the 2022 Issuer as collateral was $396.6 million and $425.1 million, respectively, and these investments are identified on the accompanying consolidated schedule of investments. As of both December 31, 2024 and 2023, the 2022 Class A Notes were accruing at a weighted average interest rate of 4.1%. As of both December 31, 2024 and 2023, the 2022 Class B Notes were accruing at a weighted average interest rate of 5.2%.
Distributions from the 2022 Issuer to us are limited by the terms of the indenture governing the 2022 ABS, which generally allows for the payment of interest on the 2022 Secured Notes and the distribution of remaining net interest income to the holders of the 2022 Subordinated Notes pursuant to a waterfall quarterly during the reinvestment period.
2023 Asset-Backed Securitization
On September 15, 2023, we completed a $251.2 million asset-backed securitization (the “2023 ABS”). The notes offered in the 2023 ABS were executed through a private placement and were issued by the 2023 Issuer, a wholly-owned subsidiary, and were secured by a diversified portfolio of middle market loans and recurring revenue loans. Through November 20, 2024, the 2023 ABS consisted of $160.8 million of Class A Senior Secured Notes, which bore interest at Term SOFR plus 3.50% (the “2023 Class A Notes”), $25.1 million of Class B Senior Secured Notes, which bore interest at 11.16% (the “2023 Class B Notes” and collectively with the 2023 Class A Notes, the “2023 Secured Notes”), and $65.3 million of Subordinated Notes, which do not bear interest (the “2023 Subordinated Notes” and, together with the 2023 Secured Notes, the “2023 Notes”).

On November 21, 2024, we and the 2023 Issuer amended the 2023 ABS to, among other things, (a) refinance the issued 2023 Class A Notes by redeeming in full the $160.8 million of 2023 Class A Notes and issuing new Class A Senior Secured Notes in an aggregate principal amount of $163.2 million which bear interest at Term SOFR plus 2.35% (the "2023 Class A-R Notes"), (b) refinance the issued 2023 Class B Notes by redeeming in full the $25.1 mllion of 2023 Class B Notes and issuing new Class B Senior Secured Notes in an aggregate principal amount of $25.5 million which bear interest at 8.81% (the "2023 Class B-R Notes"), (c) issue new Class C Senior Secured Notes in an aggregate principal amount of $20.4 million which bear interest at 11.95% (the "2023 Class C-R Notes" and collectively with the 2023 Class A-R Notes and 2023 Class B-R Notes, the “2023-R Secured Notes”), (d) reduce the outstanding principal balance of the 2023 Subordinated Notes from $65.3 million to $45.9 million, and (e) extend the maturity dates of the 2023-R Secured Notes and the 2023 Subordinated Notes to November 22, 2035 (the Subordinated Notes, together with the 2023-R Secured Notes, the "2023-R Notes"). The 2023-R Secured Notes were issued through a private placement and the Company continued to retain all of the 2023 Subordinated Notes for the purpose of satisfying the risk retention requirements pursuant to a subordinated note purchase agreement entered into as of the original closing date. The 2023 Secured Notes and the 2023-R Secured Notes are included as debt on the consolidated statements of assets and liabilities. As of both December 31, 2024 and 2023, the 2023 Subordinated Notes were eliminated in consolidation.
As of December 31, 2023, the 2023 Class A Notes were accruing at a weighted average interest rate of 8.9%. As of December 31, 2024, the 2023 Class A-R Notes were accruing at a weighted average interest rate of 6.9%. As of December 31, 2023, the 2023 Class B Notes were accruing at a weighted average interest rate of 11.2%. As of December 31, 2024, the 2023 Class B-R Notes were accruing at a weighted average interest rate of 8.8%. As of December 31, 2024, the 2023 Class C-R Notes were accruing at a weighted average interest rate of 12.0%.
Through November 21, 2026, the 2023 Issuer is permitted to use all principal collections received on the underlying collateral to purchase new collateral under the direction of MC Advisors, in its capacity as collateral manager of the 2023 Issuer, in accordance with the Company’s investment strategy and subject to customary conditions set forth in the documents governing the 2023 ABS, allowing the Company to maintain the initial leverage in the 2023 ABS. The 2023 Notes are due on November 22, 2035.
As of December 31, 2024 and 2023, the fair value of investments that were held in the 2023 Issuer as collateral was $251.8 million and $248.2 million, respectively, and these investments are identified on the consolidated schedule of investments.
Distributions from the 2023 Issuer to us are limited by the terms of the indenture governing the 2023 ABS, which generally allows for the payment of interest on the 2023 Secured Notes and the distribution of remaining net interest income to the holders of the 2023 Subordinated Notes pursuant to a waterfall quarterly during the reinvestment period.
Unsecured Notes
2028 Notes
On November 15, 2023, we entered into a note purchase agreement (the “2028 Note Purchase Agreement”) governing the issuance of $100.0 million in aggregate principal amount of unsecured notes (the “Series A Notes”), due November 15, 2028, with a fixed interest rate of 9.42% per year and $100.0 million in aggregate principal amount of unsecured notes (the “Series B Notes”), due December 13, 2028, with a fixed interest rate of 9.42% per year (collectively, the “2028 Notes”), to institutional accredited investors (as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) in a private placement. The 2028 Notes are guaranteed by our various subsidiaries.
Interest on the 2028 Notes is due semiannually on May 15 and November 15 each year, beginning on May 15, 2024. The 2028 Notes may be redeemed in whole or in part at any time or from time to time at our option at par plus accrued interest to the prepayment date and, if applicable, a make-whole premium. In addition, we are obligated to offer to prepay the 2028 Notes at par plus accrued and unpaid interest up to, but excluding, the date of prepayment, if certain change in control events occur. The 2028 Notes are our general unsecured obligations that rank pari passu with all outstanding and future unsecured unsubordinated indebtedness issued by us. As of both December 31, 2024 and 2023, we had $100.0 million in aggregate principal amount of Series A Notes outstanding and $100.0 million in aggregate principal amount of Series B Notes outstanding.

The 2028 Note Purchase Agreement contains customary terms and conditions for senior unsecured notes issued in a private placement, including, without limitation, affirmative and negative covenants such as information reporting, maintenance of our regulation as a business development company within the meaning of the 1940 Act and as a regulated investment company under the Code, as amended, a minimum net worth of $660.9 million and a minimum asset coverage ratio of 1.50 to 1.00.
In addition, in the event that a Below Investment Grade Event (as defined in the 2028 Note Purchase Agreement) occurs, the 2028 Notes will bear interest at a fixed rate per annum which is 1.00% above the stated rate of the 2028 Notes from the date of the occurrence of the Below Investment Grade Event to and until the date on which the Below Investment Grade Event is no longer continuing. In the event that a Secured Debt Ratio Event (as defined in the 2028 Note Purchase Agreement) occurs, the 2028 Notes will bear interest at a fixed rate per annum which is 1.50% above the stated rate of the 2028 Notes from the date of the occurrence of the Secured Debt Ratio Event to and until the date on which the Below Investment Grade Event is no longer continuing. In the event that both a Below Investment Grade Event and a Secured Debt Ratio Event have occurred and are continuing, the 2028 Notes will bear interest at a fixed rate per annum which is 2.00% above the stated rate of the 2028 Notes from the date of the occurrence of the later to occur of the Below Investment Grade Event and the Secured Debt Ratio Event to and until the date on which one of such events is no longer continuing.
The 2028 Note Purchase Agreement also contains customary events of default with customary cure and notice periods, including, without limitation, nonpayment, incorrect representation in any material respect, breach of covenant, certain cross-defaults or cross-acceleration under our other indebtedness, certain judgments and orders and certain events of bankruptcy.
The 2028 Notes were offered in reliance on Section 4(a)(2) of the Securities Act. The 2028 Notes have not and will not be registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, as applicable.
As of both December 31, 2024 and 2023, the Series A Notes and the Series B Notes were accruing at a weighted average interest rate of 9.4%.
2029 Notes
On July 24, 2024, we entered into a note purchase agreement (the “2029 Note Purchase Agreement”) governing the issuance of $156.0 million in aggregate principal amount of unsecured notes (the "Series C Notes"), due July 24, 2029, with a fixed interest rate of 7.47% per year and $48.0 million in aggregate principal amount of unsecured notes (the "Series D Notes"), due September 18, 2029, with a fixed interest rate of 7.47% per year (collectively, the “2029 Notes”), to institutional accredited investors (as defined in Regulation D under the Securities Act) in a private placement. The closing for the Series C Notes occurred on July 24, 2024, and the closing for the Series D Notes occurred on September 18, 2024. The 2029 Notes are guaranteed by our various subsidiaries.
Interest on the 2029 Notes is due semiannually on May 15 and November 15 each year, beginning on November 15, 2024. The 2029 Notes may be redeemed in whole or in part at any time or from time to time at our option, upon notice, in an amount not less than 10% of the aggregate principal amount of 2029 Notes then outstanding in the case of a partial prepayment, at 100% of the principal amount so prepaid, and the Prepayment Settlement Amount (as defined in the 2029 Note Purchase Agreement) applicable to 2029 Notes determined for the prepayment date with respect to such principal amount. In addition, we are obligated to offer to prepay 100% of the principal amount of 2029 Notes, together with interest on such 2029 Notes accrued to, but excluding, the date of prepayment. The 2029 Notes are general unsecured obligations of ours that rank pari passu with all outstanding and future unsecured unsubordinated indebtedness issued by us. As of December 31, 2024, we had $156.0 million in aggregate principal amount of Series C Notes outstanding and $48.0 million in aggregate principal amount of Series D Notes outstanding.

The 2029 Note Purchase Agreement contains customary terms and conditions for senior unsecured notes issued in a private placement, including, without limitation, affirmative and negative covenants such as information reporting, maintenance of our regulation as a business development company within the meaning of the 1940 Act and as a regulated investment company under the Code, a minimum net worth of the greater of (A) $500.0 million and (B) an amount equal to the sum of (i) $660.9 million plus (ii) an amount equal to 65% of the difference, of (x) the aggregate net proceeds of all sales of Equity Interests (as defined in the 2029 Note Purchase Agreement) by us and our subsidiaries during each quarter after October 20, 2023 (other than the proceeds of sales of Equity Interests by and among us and our subsidiaries) and (y) the amount paid or distributed by us to purchase or redeem its shares of common stock in connection with a tender offer during such quarter and a minimum asset coverage ratio of 1.50 to 1.00.
In addition, in the event that a Below Investment Grade Event (as defined in the 2029 Note Purchase Agreement) occurs, the 2029 Notes will bear interest at a fixed rate per annum which is 1.00% above the stated rate of the 2029 Notes from the date of the occurrence of the Below Investment Grade Event to and until the date on which the Below Investment Grade Event is no longer continuing. In the event that a Secured Debt Ratio Event (as defined in the 2029 Note Purchase Agreement) occurs, the 2029 Notes will bear interest at the interest rate per annum which is 1.50% above the stated rate of the 2029 Note from the date of the occurrence of the Secured Debt Ratio Event to and until the date on which the Secured
Debt Ratio Event is no longer continuing. In the event that a Below Investment Grade Event and a Secured Debt Ratio Event are both continuing at the same time, the 2029 Notes will bear interest at a fixed rate per annum which is 2.00% above the stated rate of the 2029 Notes from the date on which both such events first simultaneously existed until the date on which either or both events is no longer continuing.

The Note Purchase Agreement also contains customary events of default with customary cure and notice periods, including, without limitation, nonpayment, incorrect representation in any material respect, breach of covenant, certain cross-defaults or cross-acceleration under other indebtedness of ours, certain judgments and orders and certain events of bankruptcy.

The 2029 Notes were offered in reliance on Section 4(a)(2) of the Securities Act. The Notes have not and will not be registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, as applicable.
As of December 31, 2024, the Series C Notes and the Series D Notes were accruing at a weighted average interest rate of 7.5%.
Short-Term Borrowings
To finance the purchase of certain investments, we may enter into participation agreements for par/near par trades with a third-party counterparty, whereby we simultaneously agree to sell an investment and re-purchase the same investment back at a premium within a specified period of time, generally not to exceed 60-days from the date it was sold (each such transaction a “Short-Term Borrowing”). The amount, interest rate and terms of these Short-Term Borrowings are negotiated on a transaction-by transaction basis. Each transaction is secured by an interest in an underlying asset which is participated or assigned to the counterparty for the duration of the transaction.
We account for our Short-Term Borrowings as a type of secured borrowing under ASC Topic 860 – Transfers and Servicing and continue to present the participated investment as an asset and the obligation to repurchase the investment as a liability within debt on the consolidated statements of assets and liabilities. Interest income earned on investments participated under the Short-Term Borrowings and financing charges associated with the Short-Term Borrowings are included within interest income and interest and other debt financing expenses, respectively, on the consolidated statements of operations. Accrued interest receivable on investments and accrued financing charges on the Short-Term Borrowings are included within interest and dividend receivable and interest payable, respectively, on the consolidated statements of assets and liabilities.
As of both of December 31, 2024 and 2023, we had no outstanding Short-Term Borrowings.

Related Party Transactions
We have a number of business relationships with affiliated or related parties, including the following:
•We have an Investment Advisory Agreement with MC Advisors, an investment advisor registered with the SEC, to manage our investing activities. We pay MC Advisors a fee for its services under the Investment Advisory Agreement consisting of two components — a base management fee and an incentive fee. See Note 6 to our consolidated financial statements and “Significant Accounting Estimates and Critical Accounting Policies – Capital Gains Incentive Fee” for additional information.
•We have an Administration Agreement with MC Management to provide us with the office facilities and administrative services necessary to conduct our day-to-day operations. See Note 6 to our consolidated financial statements for additional information.
•Theodore L. Koenig, our Chief Executive Officer and Chairman of our Board is also a manager of MC Advisors and the Chairman and Chief Executive Officer of MC Management. Lewis W. Solimene, Jr., our Chief Financial Officer and Chief Investment Officer and is also a managing director of MC Management.
•We have a license agreement with Monroe Capital LLC, under which Monroe Capital LLC has agreed to grant us a non-exclusive, royalty-free license to use the name “Monroe Capital” for specified purposes in our business.
In addition, we have adopted a formal code of ethics that governs the conduct of MC Advisors’ officers, directors and employees. Our officers and directors also remain subject to the duties imposed by both the 1940 Act and the Maryland General Corporation Law.

Contractual Obligations and Off-Balance Sheet Arrangements
Contractual Obligations
The following table shows our significant contractual payment obligations for repayment as of December 31, 2024 (in thousands):

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Revolving Credit Facility	$481,106	$—	$—	$481,106	$—
SPV Credit Facility	243,300	—	—	243,300	—
SPV II Credit Facility	195,998	—	195,998	—	—
SPV III Credit Facility	75,000	—	—	75,000	—
SPV IV Credit Facility	248,600	—	—	248,600	—
2022 ABS	294,609	—	—	—	294,609
2023 ABS	209,100	—	—	—	209,100
2028 Notes	200,000	—	—	200,000	—
2029 Notes	204,000	—	—	204,000	—
Unfunded commitments (1)	896,624	896,624	—	—	—
Total contractual obligations	$3,048,337	$896,624	$195,998	$1,452,006	$503,709
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(1)Unfunded commitments represent all amounts unfunded as of December 31, 2024. These amounts may or may not be funded to the borrowing party now or in the future. The unfunded commitments relate to loans or equity investments with various maturity dates, but we are showing this amount in the less than one year category as this entire amount was eligible for funding to the borrowers as of December 31, 2024.

We may become a party to financial instruments with off-balance sheet risk in the normal course of our business to meet the financial needs of our portfolio companies. These instruments may include commitments to extend credit and involve, to varying degrees, elements of liquidity and credit risk in excess of the amount recognized on the consolidated statements of assets and liabilities. As of December 31, 2024 and 2023, we had outstanding commitments to fund investments under undrawn revolvers, delayed draw commitments and subscription agreements totaling $896.6 million and $358.8 million, respectively. We believe that our available cash balances and/or ability to draw on existing credit facilities or raise additional leverage facilities provide sufficient funds to cover our unfunded commitments as of December 31, 2024. Additionally, we have entered into certain contracts with other parties that contain a variety of indemnification provisions. Our maximum exposure under these arrangements is unknown. However, as of December 31, 2024, we have not experienced claims or losses pursuant to these contracts and believe the risk of loss related to such indemnification provisions to be remote.
Off-Balance Sheet Arrangements
Other than contractual commitments and other legal contingencies incurred in the normal course of our business, we do not have any off-balance sheet financings or liabilities.
Market Trends
We have identified the following general trends that may affect our business:
Target Market: We believe that small and middle-market companies in the United States with annual revenues between $10.0 million and $2.5 billion represent a significant growth segment of the U.S. economy and often require substantial capital investments to grow. Middle-market companies have generated a significant number of investment opportunities for investment funds managed or advised by Monroe Capital, and we believe that this market segment will continue to produce significant investment opportunities for us.
Specialized Lending Requirements: We believe that several factors render many U.S. financial institutions ill-suited to lend to U.S. middle-market companies. For example, based on the experience of our management team, lending to U.S. middle-market companies (1) is generally more labor intensive than lending to larger companies due to the smaller size of each investment and the fragmented nature of information for such companies, (2) requires due diligence and underwriting practices consistent with the demands and economic limitations of the middle-market and (3) may also require more extensive ongoing monitoring by the lender.
Demand for Debt Capital: We believe there is a large pool of uninvested private equity capital for middle-market companies. We expect private equity firms will seek to leverage their investments by combining equity capital with senior secured loans and mezzanine debt from other sources, such as us.
Competition from Other Lenders: We believe that many traditional bank lenders, in recent years, de-emphasized their service and product offerings to middle-market businesses in favor of lending to large corporate clients and managing capital market transactions. In addition, many commercial banks face significant balance sheet constraints as they seek to build capital and meet future regulatory capital requirements. These factors may result in opportunities for alternative funding sources to middle-market companies and therefore drive increased new investment opportunities for us. Conversely, there has been a significant amount of capital raised over the past several years dedicated to middle market lending which has increased competitive pressure in the BDC and investment company marketplace for senior and subordinated debt which in turn could result in lower yields and weaker financial covenants for new assets.
Pricing and Deal Structures: We believe that the volatility in global markets over the last several years and current macroeconomic issues including changes in bank regulations for middle-market banks has reduced access to, and availability of, debt capital to middle-market companies, causing a reduction in competition and generally more favorable capital structures and deal terms. Sizable recent capital raises in the private debt marketplace have created significantly increased competition over the last few years, reducing available pricing and creating less favorable capital structures; however, we believe that current market conditions for our target market may continue to create favorable opportunities to invest at attractive risk-adjusted returns.

Market Environment: We believe middle market investments are attractive in uncertain market environments such as the current market environment where the economy has been resilient and interest rates have begun to subside. Directly originated middle market loans have demonstrated the ability to outperform competing markets through varying economic cycles including downturns and prior periods of monetary policy tightening. Through the global financial crisis, the higher interest rate environment in 2005-2006, market bottom in 2008 and the subsequent recovery period, as well as throughout the COVID-19 pandemic, these investments have historically generated considerable yield premium with more favorable capital structures for lenders, resulting in higher returns when compared to the market for U.S. high yield bonds and U.S. traded loans. (1) Middle market direct lending also offers a natural hedge to higher interest rates with floating rate structures that benefit from higher interest rates, while providing broad diversification in an environment where there is a risk of increased default rate activity. We believe that direct lending volumes will continue outpacing syndicated loan transaction volumes due to capital requirements and liquidity constraints faced by banks. Throughout 2024, the middle market saw continued spread compression but also a significant increase in transaction activity. While spreads tightened and M&A activity and middle market loan volumes increased, the market also saw a trend of generally stable loan-to-value and leverage attachment points. (2) In the fourth quarter of 2024, spreads widened for the first time since the first quarter of 2023. While the pricing increase was modest, the reversal potentially indicates a leveling off in spreads. We believe that the strong economic backdrop coupled with lower interest rates and steady inflation sets the stage for a positive 2025. The dynamics should continue to drive deal flow in the middle market. That said, we note that a softening macroeconomic environment and lingering impact of elevated interest rates could result in increased default rates. If default rates become more prevalent, we would expect to experience decreased net interest income, lower yields and increased risk of credit loss. However, we believe that Monroe Capital’s scale, product suite, diversification, and strong historical recovery rate track record will continue to allow us to find attractive investment opportunities and navigate this uncertain market environment while generating attractive risk-adjusted returns.
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(1)Private Credit total return performance measured by the Cliffwater Direct Lending Index total return, US high yield measured by the ICE BofA US High Yield Index, Leveraged Loans by Morningstar LSTA US Leveraged Loan Index – September 2024.
(2)LSEG LPC’s 4Q24 Sponsored Middle Market Private Deals Analysis – January 2025.

Recent Developments
Distributions: On January 9, 2025, the Board declared the following distributions:

Record Date	Payment Date	Amount Per Share
January 15, 2025	March 31, 2025	$0.09
February 14, 2025	March 31, 2025	0.09
March 14, 2025	March 31, 2025	0.09
Total distributions declared		$0.27
Affiliate Strategic Transaction: On October 22, 2024, Monroe Capital LLC (“Monroe Capital”) announced that certain affiliates, including but not limited to MC Management, Monroe Capital Investment Holdings, L.P. (the parent of MC Advisors), and Monroe Capital Intermediate Holdings, LLC (any such affiliate, collectively, “Monroe”), entered into an equity purchase agreement, dated as of October 21, 2024, pursuant to which Momentum US Bidco LLC (the “Acquiror”), an affiliate of Wendel SE (collectively, with its affiliates, “Wendel”), will acquire a 75% interest in Monroe, which shall constitute a change of control of MC Advisors (the “Adviser Change in Control”).
The consummation of the Adviser Change in Control would have resulted in an assignment and corresponding termination of the current Investment Advisory Agreement in accordance with the requirements of 1940 Act. As such, MC Advisors, and the Board sought approval from our stockholders of a new investment management agreement (the “New Advisory Agreement”) and such approval was received from our stockholders on February 21, 2025. Under the New Advisory Agreement, there are no changes to the terms, including the fee structure and services to be provided, other than the date and term when compared to the current Investment Advisory Agreement discussed in Note 6 to our consolidated financial statements. MC Advisors will continue to serve as the investment adviser to us and is the counterparty to the New Advisory Agreement, as with the current Investment Advisory Agreement.
The Adviser Change in Control is expected to close in the first quarter of 2025, subject to the satisfaction of customary closing conditions, including the receipt of regulatory clearances and approvals and client consents. It is anticipated that all of the officers and investment professionals of MC Advisors will remain at MC Advisors following the closing of the transaction.
Revolving Credit Facility; On February 20, 2025, we increased the facility amount pursuant to the accordion feature of the Revolving Credit Facility from $652.5 million to $682.5 million of aggregate commitments.
SPV V Credit Facility; On February 21, 2025, MC Income Plus Financing SPV V LLC (the "SPV V"), a direct, wholly-owned, consolidated subsidiary of ours entered into a senior secured revolving credit facility (the “SPV V Credit Facility”) with Capital One, National Association, as the administrative agent. The SPV V Credit Facility allows us, through SPV V, to borrow an aggregate principal amount of up to $250.0 million and includes an accordion feature which allows the Company, under certain circumstances, to increase the total size of the facility to $350.0 million upon request to the administrative agent and with consent of the lenders. Under the terms of the SPV V Credit Facility, SPV V is permitted to reinvest available cash and make new borrowings under the SPV V Credit Facility through February 21, 2028. The SPV V Credit Facility matures on February 21, 2030, unless terminated earlier at the election of us, subject to the payment of a customary prepayment fee, or at the election of the administrative agent following the occurrence of an event of default thereunder. Borrowings under the SPV V Credit Facility bear interest at SOFR (subject to a SOFR minimum of —%) plus an applicable margin rate of 2.15% per annum. Advances under the SPV V Credit Facility are subject to availability governed by a borrowing base comprised of eligible loan assets, which receive advance rates under the SPV V Credit Facility of up to 75%. Undrawn capacity under the SPV V Credit Facility is subject to a non-usage fee of between 0.25% and 0.75% per annum on such undrawn capacity, depending on the level of usage of the SPV V Credit Facility.

Significant Accounting Estimates and Critical Accounting Policies
Revenue Recognition
We record interest and fee income on an accrual basis to the extent that we expect to collect such amounts. For loans and debt securities with contractual PIK interest, we do not accrue PIK interest if the portfolio company valuation indicates that such PIK interest is not collectible. We do not accrue as a receivable interest on loans and debt securities if we have reason to doubt our ability to collect such interest. Loan origination fees, original issue discount and market discount or premium are capitalized, and then we amortize such amounts using the effective interest method as interest income over the life of the investment. Upon the prepayment of a loan or debt security, any unamortized premium or discount or loan origination fees are recorded as interest income. We record prepayment premiums on loans and debt securities as interest income when we receive such amounts. Interest income is accrued based upon the outstanding principal amount and contractual terms of debt and preferred equity investments. Interest is accrued on a daily basis. We record fees on loans based on the determination of whether the fee is considered a yield enhancement or payment for a service. If the fee is considered a yield enhancement associated with a funding of cash on a loan, the fee is generally deferred and recognized into interest income using the effective interest method if captured in the cost basis or using the straight-line method if the loan is unfunded and therefore there is no cost basis. If the fee is not considered a yield enhancement because a service was provided, and the fee is payment for that service, the fee is deemed earned and recorded as other income in the period the service is completed.
Dividend income on preferred equity investments is recorded as dividend income on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies. Each distribution received from LLC and LP investments is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, we will not record distributions from equity investments in LLCs and LPs as dividend income unless there are sufficient accumulated tax-basis earnings and profits in the LLC or LP prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment.
Valuation of Portfolio Investments
For periods prior to September 30, 2022, the Board determined the fair value of our investments in good faith on a quarterly basis. On September 30, 2022, pursuant to SEC Rule 2a-5 under the 1940 Act, the Board designated MC Advisors as our valuation designee (the “Valuation Designee”). The Board is responsible for oversight of the Valuation Designee. The Valuation Designee has established a valuation committee to determine in good faith the fair value of our investments, based on input of the Valuation Designee’s management and personnel and independent valuation firms which are engaged at the direction of the valuation committee to assist in the valuation of certain portfolio investments lacking a readily available market quotation. The valuation committee determines fair values pursuant to a valuation policy approved by the Board and pursuant to a consistently applied valuation process.
Under the valuation policy, the Valuation Designee values investments for which market quotations are readily available and within a recent date at such market quotations. When doing so, the Valuation Designee determines whether the quote obtained is sufficient in accordance with generally accepted accounting principles in the United States of America (“GAAP”) to determine the fair value of the security. Debt and equity securities that are not publicly traded or whose market prices are not readily available or whose market prices are not regularly updated are valued at fair value as determined in good faith by the Valuation Designee. Because we expect that there will not be a readily available market for many of the investments in our portfolio, we expect to value many of our portfolio investments at fair value as determined in good faith by our Valuation Designee using a documented valuation policy and a consistently applied valuation process. Such determination of fair values may involve subjective judgments and estimates. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize amounts that are different from the amounts presented and such differences could be material.

With respect to investments for which market quotations are not readily available, the Valuation Designee undertakes a multi-step valuation process each quarter, as described below:
•the quarterly valuation process begins with each portfolio company or investment being initially evaluated and rated by the investment professionals of the Valuation Designee responsible for the credit monitoring of the portfolio investment;
•our Valuation Designee engages an independent valuation firm to conduct independent appraisals of a selection of investments for which market quotations are not readily available. We will consult with an independent valuation firm relative to each portfolio company at least once in every calendar year, but the independent appraisals are generally received quarterly for each investment;
•to the extent an independent valuation firm is not engaged to conduct an investment appraisal on an investment for which market quotations are not readily available, the investment will be valued by the Valuation Designee;
•preliminary valuation conclusions are then documented and discussed with the valuation committee of the Valuation Designee;
•the valuation conclusions are approved by the valuation committee of the Valuation Designee; and
•a report prepared by the Valuation Designee is presented to the Board quarterly to allow the Board to perform its oversight duties of the valuation process and the Valuation Designee.
The Valuation Designee generally uses the income approach to determine fair value for loans where market quotations are not readily available, as long as it is appropriate. If there is deterioration in credit quality or a debt investment is in workout status, the Valuation Designee may consider other factors in determining the fair value, including the value attributable to the debt investment from the enterprise value of the portfolio company or the proceeds that would be received in a liquidation analysis. This liquidation analysis may also include probability weighting of alternative outcomes. The Valuation Designee generally considers our debt to be performing if the borrower is not in default, the borrower is remitting payments in a timely manner, the loan is in covenant compliance and the loan is otherwise not deemed to be impaired. In determining the fair value of the performing debt, the Valuation Designee considers fluctuations in current interest rates, the trends in yields of debt instruments with similar credit ratings, financial condition of the borrower, economic conditions and other relevant factors, both qualitative and quantitative. In the event that a debt instrument is not performing, as defined above, the Valuation Designee will evaluate the value of the collateral utilizing the same framework described above for a performing loan to determine the value of the debt instrument.
Under the income approach, discounted cash flow models are utilized to determine the present value of the future cash flow streams of our debt investments, based on future interest and principal payments as set forth in the associated loan agreements. In determining fair value under the income approach, the Valuation Designee also considers the following factors: applicable market yields and leverage levels, recent transactions, credit quality, prepayment penalties, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, and changes in the interest rate environment and the credit markets that generally may affect the price at which similar investments may be made.
Under the market approach, the enterprise value methodology is typically utilized to determine the fair value of an investment. There is no one methodology to estimate enterprise value and, in fact, for any one portfolio company, enterprise value is generally best expressed as a range of values, from which the Valuation Designee derives a single estimate of enterprise value. In estimating the enterprise value of a portfolio company, the Valuation Designee analyzes various factors consistent with industry practice, including but not limited to original transaction multiples, the portfolio company’s historical and projected financial results, applicable market trading and transaction comparables, applicable market yields and leverage levels, the nature and realizable value of any collateral, the markets in which the portfolio company does business, and comparisons of financial ratios of peer companies that are public. Typically, the enterprise values of private companies are based on multiples of earnings before interest, income taxes, depreciation and amortization (“EBITDA”), cash flows, net income, revenues, or in limited cases, book value.

In addition, for certain investments, the Valuation Designee may base its valuation on indicative bid and ask prices provided by an independent third-party pricing service. Bid prices reflect the highest price that we and others may be willing to pay. Ask prices represent the lowest price that we and others may be willing to accept. The Valuation Designee generally use the midpoint of the bid/ask range as our best estimate of fair value of such investment.
As of December 31, 2024, our Valuation Designee determined, in good faith, the fair value of our investment portfolio in accordance with GAAP and our valuation procedures based on the facts and circumstances known by us at that time, or reasonably expected to be known at that time.
Net Realized Gain or Loss and Net Change in Unrealized Gain or Loss
We measure realized gain or loss by the difference between the net proceeds from the sale and the amortized cost basis of the investment, without regard to unrealized gain or loss previously recognized. Net change in unrealized gain or loss reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gain or loss, when gain or loss is realized. Additionally, we do not isolate the change in fair value resulting from foreign currency exchange rate fluctuations from the changes in the fair values of the underlying investment. All fluctuations in fair value are included in net change in unrealized gain (loss) on investments on our consolidated statements of operations. The impact resulting from changes in foreign exchange rates on the Revolving Credit Facility borrowings is included in net change in unrealized gain (loss) on foreign currency and other transactions.
Capital Gains Incentive Fee
Pursuant to the terms of the Investment Advisory Agreement with MC Advisors, the incentive fee on capital gains earned on liquidated investments of our portfolio is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 12.5% (reduced from 15.0% as a result of MC Advisors April 18, 2022 agreement to permanently waive a portion of the incentive fees starting on January 1, 2022) of our incentive fee capital gains (i.e., our realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, we accrue for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.
While the Investment Advisory Agreement with MC Advisors neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute for Certified Public Accountants Technical Practice Aid for investment companies, we include unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual reflects the incentive fees that would be payable to MC Advisors if our entire portfolio was liquidated at its fair value as of the balance sheet date even though MC Advisors is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.
During the year ended December 31, 2024, we accrued capital gains incentive fees of $1.3 million based on the performance of our portfolio, $0.3 million of which was payable to MC Advisors as a result of realized gains. The remainder was based on unrealized appreciation, none of which was payable to MC Advisors under the Investment Advisory Agreement. During the year ended December 31, 2023, we accrued capital gains incentive fees of $0.2 million, which was payable to MC Advisors as a result of net realized gains. Additionally, we reversed 0.4 million of previously accrued capital gains incentive fees based on net unrealized losses. This resulted in a net 0.2 million reversal of previously accrued capital gains incentive fees during the year. During the year ended December 31, 2022, we accrued capital gains incentive fees of 0.1 million, which was payable to MC Advisors as a result of net realized gains. Additionally, we reversed $0.8 million of previously accrued capital gains incentive fees based on net unrealized losses and the reduction in the incentive fee rate. This resulted in a net $0.7 million reversal of previously accrued capital gains incentive fees during the year.

New Accounting Pronouncements
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) (“ASU 2023-07”),” which enhances disclosure requirements about significant segment expenses that are regularly provided to the chief operating decision maker (the “CODM”). ASU 2023-07, among other things, (i) requires a single segment public entity to provide all of the disclosures as required by Topic 280, (ii) requires a public entity to disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources and (iii) provides the ability for a public entity to elect more than one performance measure. ASU 2023-07 is effective for the fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and retrospective adoption is required for all prior periods presented. We have adopted ASU 2023-07 effective December 31, 2024 and concluded that the application of this guidance did not have any material impact on the accompanying consolidated financial statements. See Note 14 to the accompanying consolidated financial statements for more information on the effects of the adoption of ASU 2023-07.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) (“ASU 2023-09”), which updates income tax disclosure requirements related to rate reconciliation, income taxes paid and other disclosures. ASU 2023-09 is effective for public business entities for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. We are currently evaluating the impact of adopting ASU 2023-09 on our consolidated financial statements, however, we do not expect a material impact on the accompanying consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (“ASU 2024-03”), which requires disaggregated disclosure of certain costs and expenses, including purchases of inventory, employee compensation, depreciation, amortization and depletion, within relevant income statement captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning with the first quarter ended March 31, 2028. Early adoption and retrospective application is permitted. We are currently assessing the impact of this guidance, however, we do not expect a material impact on the accompanying consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are subject to financial market risks, including valuation risk, interest rate risk, currency risk and inflation and supply chain risk. The prices of securities held by us may decline in response to certain events, including those directly involving the companies we invest in; conditions affecting the general economy; overall market changes; legislative reform; local, regional, national or global political, social or economic instability, including related to the elevated inflation; and interest rate fluctuations.
Valuation Risk
Our investments may not have readily available market quotations (as such term is defined in Rule 2a-5 under the 1940 Act), and those investments which do not have readily available market quotations are valued at fair value as determined in good faith by our Valuation Designee in accordance with our valuation policy. There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Because of the inherent uncertainty of valuation, these estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and it is possible that the difference could be material.
In accordance with Rule 2a-5 under the 1940 Act, our Board periodically assesses and manages material risks associated with the determination of the fair value of our investments.
Interest Rate Risk
The majority of the loans in our portfolio have floating interest rates and we expect that our loans in the future may also have floating interest rates. These loans are usually based on a floating SOFR and typically have interest rate re-set provisions that adjust applicable interest rates under such loans to current market rates on a monthly or quarterly basis. The majority of the loans in our current portfolio have interest rate floors that will effectively convert the loans to fixed rate loans in the event interest rates decrease. In addition, our Revolving Credit Facility, SPV Credit Facility, SPV II Credit Facility, SPV III Credit Facility, SPV IV Credit Facility and 2023 Class A-R Notes have a floating interest rate provision, whereas our 2022 Secured Notes, 2023 Class B-R Notes, 2023 Class C-R Notes, 2028 Notes and 2029 Notes have fixed interest rates until maturity. We expect that other credit facilities into which we may enter in the future may also have floating interest rate provisions.
Assuming that the consolidated statement of assets and liabilities as of December 31, 2024 was to remain constant and that we took no actions to alter our existing interest rate sensitivity, the following table shows the annualized impact of hypothetical base rate changes in interest rates (in thousands):

Change in Interest Rates	Increase (decrease) in interest income	Increase (decrease) in interest expense	Net increase (decrease) in net investment income
Down 300 basis points	$(108,782)	$(42,216)	$(66,566)
Down 200 basis points	(73,288)	(28,144)	(45,144)
Down 100 basis points	(37,052)	(14,072)	(22,980)
Up 100 basis points	37,657	14,072	23,585
Up 200 basis points	75,314	28,144	47,170
Up 300 basis points	112,971	42,216	70,755
Although we believe that this analysis is indicative of our existing sensitivity to interest rate changes, it does not adjust for changes in the credit market, credit quality, the size and composition of the assets in our portfolio and other business developments, including borrowing under our floating rate credit facilities or other borrowings that could affect net increase in net assets resulting from operations, or net income. Accordingly, we can offer no assurances that actual results would not differ materially from the analysis above.

We may in the future hedge against interest rate fluctuations by using standard hedging instruments such as futures, options and forward contracts to the extent permitted under the 1940 Act and applicable commodities laws. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in the benefits of lower interest rates with respect to the investments in our portfolio with fixed interest rates or interest rate floors.
Currency Risk
We may also have exposure to foreign currencies (currently Canadian dollars (CAD), Euros (EUR), Australian dollars (AUD) and Great Britain pounds (GBP)) related to certain investments and borrowings through our Revolving Credit Facility. Such investments are translated into U.S. dollars based on the spot rate at each balance sheet date, exposing us to movements in the exchange rate. In order to reduce our exposure to fluctuations in exchange rates, we may borrow in foreign currency under our Revolving Credit Facility to finance such investments or we may enter into foreign currency forward contracts. As of December 31, 2024, we had foreign currency forward contracts in place for EUR 4.4 million, AUD 56.1 million and GBP 2.9 million associated with future principal and interest payments on certain investments.
Inflation and Supply Chain Risk
U.S. inflation rates have fluctuated in recent periods and remain well above historical levels over the past several decades. Inflationary pressures have increased the costs of labor, energy and raw materials and have adversely affected consumer spending, economic growth and our portfolio companies' operations. Inflation is likely to continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy may tighten in response. Persistent inflationary pressures could affect our portfolio companies’ profit margins and impact their ability to pay interest and principal on our loans, particularly if interest rates rise in response to inflation.
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
Our consolidated financial statements are annexed to this Annual Report beginning on page F-1.
ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None.
ITEM 9A. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
In accordance with Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that, at the end of the period covered by our Annual Report on Form 10-K, our disclosure controls and procedures were effective and provided reasonable assurance that information required to be disclosed in our periodic SEC filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports.

Management's Annual Report on Internal Control Over Financial Reporting
The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) of the Exchange Act). Under the supervision and with participation of our Chief Executive Officer and Chief Financial Officer, the company conducted an evaluation of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company’s evaluation under the framework in Internal Control – Integrated Framework (2013), management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024.
This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for new public reporting companies.
Changes in Internal Control Over Financial Reporting
No change occurred in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the quarter ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 9B. OTHER INFORMATION
(a) None.
(b) None.
(c) Rule 10b5-1 Trading Plans
During the fiscal quarter ended December 31, 2024, no director or executive officer of the Company adopted or terminated any contract, instruction or written plan for the purchase or sale of securities to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act or any “non-Rule 10b5-1 trading arrangement.” The Company has adopted insider trading policies and procedures governing the purchase, sale and disposition of the Company's securities by directors and executive officers of the Company that are reasonably designed to promote compliance with insider trading laws, rules and regulations.
ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not Applicable.
PART III
We will file a definitive Proxy Statement for our 2025 Annual Meeting of Stockholders with the Securities and Exchange Commission (the "SEC"), pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year ended December 31, 2024. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only those sections of our definitive Proxy Statement that specifically address the items set forth herein are incorporated by reference.
ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
The information required by Item 10 is hereby incorporated by reference from our definitive Proxy Statement relating to our 2025 Annual Meeting of Stockholders, to be filed with the SEC within 120 days following the end of our fiscal year.
ITEM 11. EXECUTIVE COMPENSATION
The information required by Item 11 is hereby incorporated by reference from our definitive Proxy Statement relating to our 2025 Annual Meeting of Stockholders, to be filed with the SEC within 120 days following the end of our fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
The information required by Item 12 is hereby incorporated by reference from our definitive Proxy Statement relating to our 2025 Annual Meeting of Stockholders, to be filed with the SEC within 120 days following the end of our fiscal year.
ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE
The information required by Item 13 is hereby incorporated by reference from our definitive Proxy Statement relating to our 2025 Annual Meeting of Stockholders, to be filed with the SEC within 120 days following the end of our fiscal year.
ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information required by Item 14 is hereby incorporated by reference from our definitive Proxy Statement relating to our 2025 Annual Meeting of Stockholders, to be filed with the SEC within 120 days following the end of our fiscal year.
PART IV
ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
The following exhibits are included, or incorporated by reference, in this Annual Report on Form 10-K for the year ended December 31, 2024 (and are numbered in accordance with Item 601 of Regulation S-K).
(a)(1) and (2) Consolidated Financial Statements and Schedules
See the Index to Consolidated Financial Statements at page F-1 of this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Monroe Capital Income Plus Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of assets and liabilities of Monroe Capital Income Plus Corporation and its subsidiaries (collectively, the Company), including the consolidated schedule of investments, as of December 31, 2024, the related consolidated statements of operations, changes in net assets, and cash flows for the year-ended December 31, 2024, and the related notes to the consolidated financial statements (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

The consolidated financial statements of the Company as of the years ended December 31, 2023 and 2022, were audited by other auditors whose report dated March 12, 2024, expressed an unqualified opinion on those statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Such procedures also included confirmation of investments owned as of December 31, 2024 by correspondence with the custodians, portfolio companies, or by other appropriate auditing procedures. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2018.

Chicago, Illinois
February 28, 2025

Report of Independent Registered Public Accounting Firm

Stockholders and the Board of Directors of
Monroe Capital Income Plus Corporation and Subsidiaries

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of assets and liabilities of Monroe Capital Income Plus Corporation and its Subsidiaries (collectively, the Company), including the consolidated schedule of investments, as of December 31, 2023, the related consolidated statements of operations, changes in net assets, and cash flows for each of the two years in the period ended December 31, 2023 and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations, changes in net assets, and cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 2023, by correspondence with the custodians, brokers and/or the underlying investees, or by other appropriate auditing procedures where replies from the custodians, brokers and/or the underlying investees were not received. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP

We served as the Company’s auditor of one or more investment companies managed by Monroe Capital BDC Advisors, LLC (the Investment Advisor) or its affiliates from 2011 to 2023.

Chicago, Illinois
March 12, 2024

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
(in thousands, except per share data)

	December 31, 2024	December 31, 2023
Assets
Investments, at fair value:
Non-controlled/non-affiliate company investments	$3,863,218	$2,452,853
Non-controlled affiliate company investments	145,755	75,314
Total investments, at fair value (amortized cost of: $4,002,785 and $2,523,064, respectively)	4,008,973	2,528,167
Cash and cash equivalents	129,634	17,586
Restricted cash and cash equivalents	124,390	60,169
Net unrealized gain on foreign currency forward contracts	1,501	—
Interest and dividend receivable	39,387	28,914
Other assets	1,265	1,405
Total assets	4,305,150	2,636,241
Liabilities
Debt	2,151,713	1,247,946
Less: Unamortized debt issuance costs	(23,351)	(14,612)
Total debt, less unamortized debt issuance costs	2,128,362	1,233,334
Interest payable	21,325	14,415
Net unrealized loss on foreign currency forward contracts	—	3,087
Payable for unsettled trades	53,458	57,455
Base management fees payable	12,761	7,440
Incentive fees payable	9,540	5,320
Accounts payable and accrued expenses	19,977	12,523
Total liabilities	2,245,423	1,333,574
Commitments and contingencies (See Note 12)
Net Assets
Common stock, $0.001 par value, 300,000 authorized, 198,704 and 127,233 shares issued and outstanding, respectively	$199	$127
Capital in excess of par value	2,018,583	1,282,378
Accumulated undistributed (overdistributed) earnings	40,945	20,162
Total net assets	$2,059,727	$1,302,667
Total liabilities and total net assets	$4,305,150	$2,636,241
Net asset value per share	$10.37	$10.24
See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	For the Years Ended December 31,
	2024	2023	2022
Investment income:
Non-controlled/non-affiliate company investments:
Interest income	$377,064	$211,362	81,857
Payment-in-kind interest income	15,217	7,637	5,920
Dividend income	1,549	569	501
Other income	10,887	2,019	2,182
Total investment income from non-controlled/non-affiliate company investments	404,717	221,587	90,460
Non-controlled affiliate company investments:
Interest income	5,501	2,835	1,215
Payment-in-kind interest income	651	57	—
Dividend income	50	—	—
Other income	—	165	—
Total investment income from non-controlled affiliate company investments	6,202	3,057	1,215
Total investment income	410,919	224,644	91,675
Operating expenses:
Interest and other debt financing expenses	132,244	61,928	21,734
Base management fees	42,930	23,875	13,011
Incentive fees	29,497	16,365	6,344
Professional fees	2,562	1,790	1,656
Administrative service fees	2,961	1,731	1,132
General and administrative expenses	3,519	2,364	900
Directors’ fees	150	91	82
Operating expenses before fee waivers	213,863	108,144	44,859
Base management fee waivers	—	—	(1,701)
Incentive fee waivers	—	—	(1,468)
Total operating expenses, net of fee waivers	213,863	108,144	41,690
Net investment income before income taxes	197,056	116,500	49,985
Income taxes, including excise taxes	1,206	614	169
Net investment income	195,850	115,886	49,816
Net gain (loss):
Net realized gain (loss):
Non-controlled/non-affiliate company investments	3,031	(403)	(17)
Non-controlled/affiliate company investments	(38)	—	—
Foreign currency forward contracts	(308)	1,755	664
Foreign currency and other transactions	(467)	272	(4)
Net realized gain (loss)	2,218	1,624	643
Net change in unrealized gain (loss):
Non-controlled/non-affiliate company investments	13,437	(1,242)	(5,634)
Non-controlled/affiliate company investments	(12,352)	2,701	304
Foreign currency forward contracts	4,588	(4,383)	711
Foreign currency and other transactions	2,732	(28)	1
Net change in unrealized gain (loss)	8,405	(2,952)	(4,618)
Net gain (loss)	10,623	(1,328)	(3,975)
Net increase (decrease) in net assets resulting from operations	$206,473	$114,558	$45,841
Per common share data:
Net investment income per share - basic and diluted	$1.20	$1.21	$0.90
Net increase (decrease) in net assets resulting from operations per share - basic and diluted	$1.27	$1.19	$0.83
Weighted average common shares outstanding - basic and diluted	163,042	96,102	55,418
See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
(in thousands)

	Common Stock		Capital in excess of par value	Accumulated undistributed (overdistributed) earnings	Total net assets
	Number of shares	Par value
Balances at December 31, 2021	36,565	$37	$360,955	$8,456	$369,448
Net investment income	—	—	—	49,816	49,816
Net realized gain (loss)	—	—	—	643	643
Net change in unrealized gain (loss)	—	—	—	(4,618)	(4,618)
Issuances of common stock	37,774	38	381,957	—	381,995
Repurchases of common stock	(1,323)	(2)	(13,383)	—	(13,385)
Distributions declared to stockholders	—	—	—	(44,332)	(44,332)
Stock issued in connection with dividend reinvestment plan	1,517	2	15,347	—	15,349
Tax reclassification of stockholders’ equity in accordance with generally accepted accounting principles	—	—	(472)	472	—
Balances at December 31, 2022	74,533	$75	$744,404	$10,437	$754,916

Net investment income	—	$—	$—	$115,886	$115,886
Net realized gain (loss)	—	—	—	1,624	1,624
Net change in unrealized gain (loss)	—	—	—	(2,952)	(2,952)
Issuances of common stock	52,940	53	540,918	—	540,971
Repurchases of common stock	(4,240)	(5)	(43,337)	—	(43,342)
Distributions declared to stockholders	—	—	—	(105,328)	(105,328)
Stock issued in connection with dividend reinvestment plan	4,000	4	40,888	—	40,892
Tax reclassification of stockholders’ equity in accordance with generally accepted accounting principles	—	—	(495)	495	—
Balances at December 31, 2023	127,233	$127	$1,282,378	$20,162	$1,302,667

Net investment income	—	$—	$—	$195,850	$195,850
Net realized gain (loss)	—	—	—	2,218	2,218
Net change in unrealized gain (loss)	—	—	—	8,405	8,405
Issuances of common stock	69,595	70	717,762	—	717,832
Repurchases of common stock	(5,824)	(6)	(60,053)	—	(60,059)
Distributions declared to stockholders	—	—	—	(186,789)	(186,789)
Stock issued in connection with dividend reinvestment plan	7,700	8	79,595	—	79,603
Tax reclassification of stockholders’ equity in accordance with generally accepted accounting principles	—	—	(1,099)	1,099	—
Balances at December 31, 2024	198,704	$199	$2,018,583	$40,945	$2,059,727
See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net increase (decrease) in net assets resulting from operations	$206,473	$114,558	$45,841
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:
Net realized (gain) loss on investments	(2,993)	403	17
Net realized (gain) loss on foreign currency forward contracts	308	(1,755)	(664)
Net realized (gain) loss on foreign currency and other transactions	467	(272)	4
Net change in unrealized (gain) loss on investments	(1,085)	(1,459)	5,330
Net change in unrealized (gain) loss on foreign currency forward contracts	(4,588)	4,383	(711)
Net change in unrealized (gain) loss on foreign currency and other transactions	(2,732)	28	(1)
Payment-in-kind interest capitalized	(15,876)	(7,694)	(5,920)
Net accretion of discounts and amortization of premiums	(9,895)	(5,713)	(2,616)
Purchases of investments	(2,127,010)	(1,223,968)	(901,557)
Proceeds from principal payments and sale of investments and settlement of forward contracts	677,378	181,287	141,304
Amortization of debt issuance costs	9,429	5,741	2,263
Changes in operating assets and liabilities:
Interest and dividend receivable	(12,573)	(16,258)	(7,853)
Other assets	140	8,085	(9,478)
Interest payable	6,910	7,126	5,105
Payable for unsettled trades	(3,997)	43,765	13,690
Base management fees payable	5,321	3,188	1,886
Incentive fees payable	4,220	2,016	1,496
Accounts payable and accrued expenses	7,454	2,818	6,235
Net cash provided by (used in) operating activities	(1,262,649)	(883,721)	(705,629)
Cash flows from financing activities:
Borrowings on debt	2,915,521	1,679,829	1,357,900
Repayments of debt	(2,009,017)	(1,195,312)	(943,100)
Proceeds from short-term borrowings	—	180,198	—
Repayments of short-term borrowings	—	(180,198)	—
Debt issuance costs capitalized	(18,168)	(8,439)	(10,562)
Proceeds from issuance of common stock	717,832	540,971	381,995
Repurchases of common stock	(60,059)	(43,342)	(13,385)
Stockholder distributions paid	(107,186)	(64,436)	(28,983)
Net cash provided by (used in) financing activities	1,438,923	909,271	743,865
Net increase (decrease) in cash and restricted cash and cash equivalents	176,274	25,550	38,236
Effect of foreign currency exchange rates	(5)	1	(3)
Cash and restricted cash and cash equivalents, beginning of year	77,755	52,204	13,971
Cash and restricted cash and cash equivalents, end of year	$254,024	$77,755	$52,204
Supplemental disclosure of cash flow information:
Cash interest paid during the year	$115,905	$49,061	$14,366
Cash paid for income taxes, including excise taxes, during the year	$606	$289	$111
Supplemental disclosure of non-cash activities:
Stock issued in connection with dividend reinvestment plan	$79,603	$40,892	$15,349
Non-cash purchases of investments	$2,100	$—	$—

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS - (continued)
(in thousands)
The following tables provide a reconciliation of cash and restricted cash and cash equivalents reported on the Consolidated Statements of Assets and Liabilities that sum to the total of the same such amounts on the Consolidated Statements of Cash Flows:

	December 31, 2024	December 31, 2023	December 31, 2022
Cash and cash equivalents	$129,634	$17,586	$5,716
Restricted cash and cash equivalents	124,390	60,169	46,488
Total cash and restricted cash and cash equivalents shown on the Consolidated Statements of Cash Flows	$254,024	$77,755	$52,204
See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Non-Controlled/Non-Affiliate Company Investments
Senior Secured Loans
Aerospace & Defense
API Holdings III Corp.		SF	7.00%	5.33% Cash/ 6.00% PIK	11/3/2023	3/25/2027	157	$155	$156	0.0%
Keel Platform, LLC (Delayed Draw)	(19)(20)	SF	5.25%	9.58%	1/24/2024	1/19/2031	1,647	—	—	0.0%
Keel Platform, LLC	(8)	SF	5.25%	9.58%	1/24/2024	1/19/2031	7,896	7,795	7,856	0.4%
SI Holdings, Inc. (Integrated Polymer Solutions)	(11)	SF	5.85%	10.18%	9/3/2024	12/31/2027	5,686	5,633	5,686	0.3%
SI Holdings, Inc. (Integrated Polymer Solutions)	(7)(9)	SF	5.85%	10.18%	7/25/2019	12/31/2027	1,895	1,890	1,895	0.1%
SI Holdings, Inc. (Integrated Polymer Solutions)	(7)(9)	SF	5.85%	10.18%	12/24/2019	12/31/2027	989	986	989	0.1%
SI Holdings, Inc. (Integrated Polymer Solutions)	(7)(9)	SF	5.85%	10.18%	2/17/2021	12/31/2027	1,711	1,711	1,711	0.1%
SI Holdings, Inc. (Integrated Polymer Solutions)	(7)(9)	SF	5.85%	10.18%	6/15/2021	12/31/2027	1,003	993	1,003	0.0%
SI Holdings, Inc. (Integrated Polymer Solutions)	(7)(9)	SF	5.85%	10.18%	8/10/2021	12/31/2027	979	976	979	0.0%
SI Holdings, Inc. (Integrated Polymer Solutions)	(6)(7)(9)	SF	5.85%	10.18%	12/8/2023	12/31/2027	2,181	2,181	2,181	0.1%
SI Holdings, Inc. (Integrated Polymer Solutions) (Revolver)	(19)	SF	5.85%	10.18%	7/25/2019	12/31/2027	2,316	—	—	0.0%
							26,460	22,320	22,456	1.1%
Automotive
Burgess Point Purchaser Corporation	(6)	SF	5.35%	9.68%	6/30/2022	7/25/2029	4,900	4,535	4,395	0.2%
Lifted Trucks Holdings, LLC	(7)(8)	SF	5.90%	10.49%	8/2/2021	8/2/2027	9,700	9,602	9,642	0.5%
Lifted Trucks Holdings, LLC (Revolver)	(19)	SF	5.75%	10.09%	8/2/2021	8/2/2027	2,381	317	316	0.0%
Panda Acquisition, LLC	(6)	SF	9.35%	6.55% Cash/ 7.13% PIK	12/20/2022	10/18/2028	10,032	8,741	8,402	0.4%
Power Stop, LLC	(11)	SF	4.85%	9.36%	3/26/2024	1/26/2027	5,503	5,116	5,244	0.3%
Tenneco Inc.	(6)(8)(35)	SF	5.10%	9.43%	11/3/2023	11/17/2028	13,122	11,991	12,774	0.6%
Truck-Lite Co., LLC		SF	5.75%	10.27%	2/22/2024	2/13/2031	9,793	9,707	9,861	0.5%
Truck-Lite Co., LLC (Delayed Draw)	(19)(20)	SF	5.75%	10.27%	2/22/2024	2/13/2031	1,067	—	—	0.0%
Truck-Lite Co., LLC (Revolver)	(19)	SF	5.75%	10.27%	2/22/2024	2/13/2031	1,067	—	—	0.0%
							57,565	50,009	50,634	2.5%
Banking
MV Receivables II, LLC	(12)(21)	SF	9.75%	14.30%	7/29/2021	7/29/2026	10,125	9,672	6,042	0.3%
StarCompliance MidCo, LLC	(9)	SF	6.10%	10.42%	5/31/2023	1/12/2027	441	434	443	0.0%
StarCompliance MidCo, LLC	(7)(9)(10)(11)	SF	6.10%	10.42%	1/12/2021	1/12/2027	27,375	27,137	27,478	1.3%
StarCompliance MidCo, LLC	(7)	SF	6.10%	10.43%	10/12/2021	1/12/2027	4,253	4,216	4,269	0.2%
StarCompliance MidCo, LLC	(11)	SF	6.10%	10.43%	12/12/2024	1/12/2027	2,509	2,462	2,519	0.1%
StarCompliance MidCo, LLC (Revolver)	(19)	SF	6.10%	10.42%	1/12/2021	1/12/2027	4,234	2,921	2,921	0.2%
							48,937	46,842	43,672	2.1%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Beverage, Food & Tobacco
Demakes Borrower, LLC	(8)	SF	6.00%	10.45%	12/15/2023	12/12/2029	4,829	$4,725	$4,865	0.2%
Demakes Borrower, LLC (Delayed Draw)	(19)(20)	SF	6.00%	10.45%	12/15/2023	12/12/2029	1,372	—	—	0.0%
Izzio Artisan Bakery, LLC	(9)(11)	SF	6.00%	10.34%	9/27/2024	9/27/2029	14,464	14,186	14,464	0.7%
Izzio Artisan Bakery, LLC (Delayed Draw)	(19)(20)	SF	6.00%	10.34%	9/27/2024	9/27/2029	10,357	—	—	0.0%
LVF Holdings, Inc.	(6)	SF	5.65%	9.98%	6/10/2021	6/10/2027	3,386	3,353	3,403	0.2%
LVF Holdings, Inc.	(6)	SF	5.65%	9.98%	6/10/2021	6/10/2027	3,241	3,241	3,257	0.2%
LVF Holdings, Inc. (Revolver)	(19)	SF	5.65%	9.98%	6/10/2021	6/10/2027	554	225	225	0.0%
							38,203	25,730	26,214	1.3%
Capital Equipment
Adept AG Holdings, LLC	(12)(22)	SF	6.40%	6.72% Cash/ 4.00% PIK	10/30/2024	8/11/2027	5,228	5,408	5,228	0.3%
Adept AG Holdings, LLC		SF	6.15%	6.47% Cash/ 4.00% PIK	10/30/2024	8/11/2027	4,402	4,367	4,402	0.2%
BLP Buyer, Inc.	(6)(8)(9)(10)(11)	SF	6.00%	10.34%	12/22/2023	12/21/2029	49,750	48,881	50,098	2.4%
BLP Buyer, Inc.	(6)	SF	6.00%	10.34%	5/8/2024	12/21/2029	1,895	1,860	1,909	0.1%
BLP Buyer, Inc.		SF	6.00%	10.34%	12/21/2023	12/21/2029	5,985	5,985	6,027	0.3%
BLP Buyer, Inc. (Revolver)	(19)	SF	6.00%	10.34%	12/22/2023	12/21/2029	6,849	1,427	1,427	0.1%
CGI Automated Manufacturing, LLC	(6)	SF	7.26%	11.59%	9/9/2022	12/17/2026	8,538	8,403	8,485	0.4%
CGI Automated Manufacturing, LLC	(6)	SF	7.26%	11.59%	9/30/2022	12/17/2026	5,433	5,360	5,399	0.3%
CGI Automated Manufacturing, LLC	(6)	SF	7.26%	11.59%	9/9/2022	12/17/2026	10,396	10,231	10,331	0.5%
DS Parent, Inc.		SF	5.50%	9.83%	12/15/2023	1/31/2031	19,900	18,977	18,947	0.9%
Incompass, LLC		SF	7.75%	12.12%	12/20/2024	11/27/2028	2,087	2,045	2,159	0.1%
Incompass, LLC	(6)(8)(10)	SF	7.75%	12.25%	11/27/2023	11/27/2028	23,760	23,262	24,580	1.2%
PrecisionX Group, LLC (fka Specialty Manufacturing Buyer, LLC)		SF	7.01%	11.60%	8/16/2024	6/30/2028	2,552	2,493	2,532	0.1%
PrecisionX Group, LLC (fka Specialty Manufacturing Buyer, LLC)	(8)(10)(11)	SF	7.01%	11.60%	6/30/2023	6/30/2028	15,800	15,496	15,682	0.8%
PrecisionX Group, LLC (fka Specialty Manufacturing Buyer, LLC)		SF	7.01%	11.60%	5/20/2024	6/30/2028	8,105	7,924	8,044	0.4%
PrecisionX Group, LLC (fka Specialty Manufacturing Buyer, LLC)		SF	7.01%	11.60%	6/30/2023	6/30/2028	6,004	6,004	5,959	0.3%
PrecisionX Group, LLC (fka Specialty Manufacturing Buyer, LLC)		SF	6.86%	11.42%	5/20/2024	6/30/2028	6,004	6,004	5,959	0.3%
PrecisionX Group, LLC (fka Specialty Manufacturing Buyer, LLC) (Delayed Draw)	(19)(20)	SF	6.75%	11.30%	8/16/2024	6/30/2028	3,752	3,152	3,128	0.1%
PrecisionX Group, LLC (fka Specialty Manufacturing Buyer, LLC) (Revolver)	(19)	SF	7.01%	11.60%	6/30/2023	6/30/2028	3,002	600	596	0.0%
							189,442	177,879	180,892	8.8%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Construction & Building
Guardian Restoration Partners Buyer, LLC	(10)	SF	4.75%	9.08%	11/14/2024	11/1/2031	12,000	$11,853	$11,850	0.6%
Guardian Restoration Partners Buyer, LLC (Delayed Draw)	(19)(20)	SF	4.75%	9.97%	11/1/2024	11/1/2031	20,000	6,755	6,713	0.3%
Guardian Restoration Partners Buyer, LLC (Revolver)	(19)	SF	4.75%	9.08%	11/1/2024	11/1/2031	3,000	—	—	0.0%
Harlem Acquisition, LLC	(11)	SF	5.25%	9.77%	11/26/2024	11/7/2030	32,000	31,452	31,440	1.5%
Harlem Acquisition, LLC (Delayed Draw)	(19)(20)	SF	5.25%	9.77%	11/7/2024	11/7/2030	9,143	—	—	0.0%
Harlem Acquisition, LLC (Revolver)	(19)	SF	5.25%	9.77%	11/7/2024	11/7/2030	6,095	488	479	0.0%
MEI Buyer LLC	(8)(11)	SF	5.00%	9.36%	6/30/2023	6/29/2029	25,288	24,667	25,794	1.3%
MEI Buyer LLC	(10)(11)	SF	5.00%	9.36%	1/9/2024	6/30/2029	14,198	14,078	14,482	0.7%
MEI Buyer LLC		SF	5.00%	9.48%	6/30/2023	6/29/2029	4,054	4,054	4,135	0.2%
MEI Buyer LLC (Revolver)	(19)	SF	5.00%	9.40%	6/30/2023	6/29/2029	5,253	478	478	0.0%
Premier Roofing L.L.C.	(8)	SF	8.65%	12.17% Cash/ 1.00% PIK	8/31/2020	8/29/2025	3,037	3,036	3,034	0.1%
Premier Roofing L.L.C. (Revolver)	(19)	SF	8.65%	12.17% Cash/ 1.00% PIK	8/31/2020	8/29/2025	1,214	1,070	1,069	0.1%
TCFIII Owl Buyer LLC	(7)(8)	SF	5.61%	9.96%	4/19/2021	4/17/2026	4,343	4,318	4,343	0.2%
TCFIII Owl Buyer LLC	(8)	SF	5.61%	9.96%	4/19/2021	4/17/2026	5,303	5,303	5,303	0.3%
TCFIII Owl Buyer LLC	(7)(8)	SF	5.61%	9.96%	12/17/2021	4/17/2026	4,759	4,729	4,759	0.2%
Water Buyer, LLC	(10)	SF	5.25%	9.57%	8/8/2024	8/8/2030	9,975	9,832	9,950	0.5%
Water Buyer, LLC (Delayed Draw)	(19)(20)	SF	5.25%	9.57%	8/8/2024	8/8/2030	6,000	—	—	0.0%
Water Buyer, LLC (Revolver)	(19)	SF	5.25%	9.57%	8/8/2024	8/8/2030	3,000	—	—	0.0%
							168,662	122,113	123,829	6.0%
Consumer Goods: Durable
8th Avenue Food & Provisions, Inc.	(12)(35)	SF	3.75%	8.08%	10/23/2024	10/1/2025	3,000	2,970	2,947	0.2%
8th Avenue Food & Provisions, Inc.	(12)(35)	SF	3.75%	8.08%	10/7/2024	10/1/2025	2,000	1,960	1,963	0.1%
Independence Buyer, Inc.	(7)(8)	SF	5.90%	10.47%	8/3/2021	8/3/2026	11,135	11,052	10,773	0.5%
Independence Buyer, Inc. (Revolver)	(19)	SF	5.85%	10.40%	8/3/2021	8/3/2026	2,964	593	574	0.0%
Ivanti Software, Inc.	(35)	SF	4.25%	0.0858	10/7/2024	12/1/2027	19,107	15,848	15,365	0.8%
Recycled Plastics Industries, LLC	(7)	SF	7.35%	11.40% Cash/ 0.50% PIK	8/4/2021	8/4/2026	4,393	4,358	4,387	0.2%
Recycled Plastics Industries, LLC (Revolver)	(19)	SF	7.35%	11.40% Cash/ 0.50% PIK	8/4/2021	8/4/2026	446	—	—	0.0%
SonicWall US Holdings Inc.	(35)	SF	5.00%	0.0933	10/7/2024	5/18/2028	5,985	5,955	5,985	0.3%
Syniverse Holdings, LLC	(12)	SF	7.00%	0.1133	10/8/2024	5/13/2027	6,982	6,951	7,026	0.3%
							56,012	49,687	49,020	2.4%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Consumer Goods: Non-Durable
Arizona Natural Resources, LLC	(8)(9)	SF	6.36%	10.92%	5/18/2021	5/18/2026	13,545	$13,451	$13,531	0.7%
Arizona Natural Resources, LLC	(9)	SF	6.36%	10.92%	12/15/2021	5/18/2026	2,486	2,468	2,484	0.1%
Arizona Natural Resources, LLC	(6)	SF	6.36%	10.92%	8/12/2022	5/18/2026	6,746	6,688	6,739	0.3%
Arizona Natural Resources, LLC	(7)	SF	6.36%	10.92%	8/12/2022	5/18/2026	2,913	2,913	2,910	0.2%
Arizona Natural Resources, LLC (Revolver)	(19)	SF	6.36%	10.92%	5/18/2021	5/18/2026	2,222	1,778	1,776	0.1%
Excelligence Learning Corporation	(6)(8)	SF	5.75%	10.08%	3/15/2024	1/18/2030	12,109	11,889	12,109	0.6%
Excelligence Learning Corporation (Revolver)	(19)	P	4.75%	12.25%	3/15/2024	1/18/2030	3,425	205	205	0.0%
Gibson Brands, Inc.		SF	5.43%	10.58%	4/19/2024	8/13/2028	3,055	2,908	3,037	0.2%
The Kyjen Company, LLC	(6)(7)	SF	7.50%	11.15% Cash/ 0.75% PIK	5/14/2021	4/3/2026	2,961	2,950	2,905	0.1%
The Kyjen Company, LLC		SF	7.25%	10.88% Cash/ 0.75% PIK	9/13/2022	4/3/2026	3	3	3	0.0%
The Kyjen Company, LLC (Revolver)		SF	7.50%	11.15% Cash/ 0.75% PIK	5/14/2021	4/3/2026	268	268	268	0.0%
Thrasio, LLC	(21)	SF	10.26%	14.89% PIK	6/18/2024	6/18/2029	574	574	546	0.0%
							50,307	46,095	46,513	2.3%
Containers, Packaging & Glass
B2B Industrial Products LLC	(6)	SF	6.90%	11.41%	12/6/2022	10/7/2026	9,623	9,501	9,469	0.4%
B2B Industrial Products LLC	(6)	SF	6.90%	11.41%	4/4/2023	10/7/2026	2,227	2,196	2,191	0.1%
Ivex Holdco Inc. and Induspac Holdco Inc.	(12)(37)	SF	5.60%	10.19%	11/27/2024	12/17/2027	14,120	14,037	14,120	0.7%
Ivex Holdco Inc. and Induspac Holdco Inc.	(12)(37)	SF	5.60%	10.19%	11/27/2024	12/17/2027	6,708	6,673	6,767	0.3%
Ivex Holdco Inc. and Induspac Holdco Inc.	(12)(37)	SF	5.60%	10.19%	11/27/2024	12/17/2027	3,613	3,594	3,645	0.2%
Ivex Holdco Inc. and Induspac Holdco Inc.	(12)(37)	SF	5.60%	10.19%	11/27/2024	12/17/2027	1,487	1,479	1,487	0.1%
Ivex Holdco Inc. and Induspac Holdco Inc. (Delayed Draw)	(12)(19)(20)(37)	SF	5.65%	10.00%	11/27/2024	12/17/2027	6,114	—	—	0.0%
Ivex Holdco Inc. and Induspac Holdco Inc. (Revolver)	(12)(19)(37)	SF	5.65%	10.00%	11/27/2024	12/17/2027	4,076	815	815	0.0%
Polychem Acquisition, LLC	(6)	SF	5.26%	9.85%	4/8/2019	3/17/2025	1,885	1,885	1,642	0.1%
							49,853	40,180	40,136	1.9%
Environmental Industries
PNE Interco LLC	(6)(7)(8)(11)	SF	5.75%	10.34%	2/12/2024	2/12/2030	13,930	13,684	13,916	0.7%
PNE Interco LLC (Delayed Draw)	(19)(20)	SF	5.75%	10.27%	2/12/2024	2/12/2030	5,303	4,419	4,415	0.2%
PNE Interco LLC (Revolver)	(19)	SF	5.75%	10.34%	2/12/2024	2/12/2030	5,899	787	786	0.0%
Quest Resource Management Group, LLC		SF	5.36%	9.71%	12/30/2024	6/28/2030	15,000	14,813	15,000	0.7%
Quest Resource Management Group, LLC (Delayed Draw)	(19)(20)	SF	5.36%	9.71%	12/30/2024	6/28/2030	6,944	—	—	0.0%
Trilon Group, LLC		SF	5.65%	10.31%	4/15/2024	5/25/2029	3,589	3,524	3,603	0.2%
Trilon Group, LLC	(7)(8)(9)(10)	SF	5.65%	10.31%	4/15/2024	5/25/2029	11,682	11,682	11,729	0.6%
Trilon Group, LLC		SF	5.65%	10.12%	9/12/2023	5/25/2029	369	369	370	0.0%
Trilon Group, LLC (Delayed Draw)	(19)(20)	SF	5.65%	10.12%	4/15/2024	5/25/2029	12,054	2,604	2,614	0.1%
Trilon Group, LLC (Revolver)	(19)	SF	5.65%	10.14%	9/12/2023	5/25/2029	4,874	609	609	0.0%
Volt Bidco, Inc.	(7)	SF	6.50%	10.83%	8/11/2021	8/11/2027	9,136	9,038	9,136	0.5%
Volt Bidco, Inc.	(11)	SF	6.50%	10.83%	8/11/2021	8/11/2027	1,717	1,717	1,717	0.1%
Volt Bidco, Inc.		SF	6.50%	10.83%	9/17/2024	8/11/2027	712	712	712	0.0%
Volt Bidco, Inc.		SF	6.50%	10.83%	12/28/2023	8/11/2027	987	987	987	0.1%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Volt Bidco, Inc. (Revolver)	(19)	SF	6.50%	10.83%	8/11/2021	8/11/2027	956	—	—	0.0%
							93,152	64,945	65,594	3.2%
FIRE: Finance
Avalara, Inc.	(7)	SF	6.25%	10.58%	10/19/2022	10/19/2028	10,000	$9,820	$10,075	0.5%
Avalara, Inc. (Revolver)	(19)	SF	6.25%	10.58%	10/19/2022	10/19/2028	1,000	—	—	0.0%
Arax Midco, LLC	(9)(12)	SF	5.00%	9.33%	4/11/2024	4/11/2029	11,503	11,365	11,503	0.5%
Arax Midco, LLC (Delayed Draw)	(12)(19)(20)	SF	5.00%	9.33%	4/11/2024	4/11/2029	2,131	—	—	0.0%
Arax Midco, LLC (Revolver)	(12)(19)	SF	5.00%	9.33%	4/11/2024	4/11/2029	1,293	—	—	0.0%
Bench Walk Lead, LLC	(12)	SF	9.50%	13.83%	6/9/2023	6/14/2027	28,256	28,185	28,256	1.4%
Bench Walk Lead, LLC	(12)	SF	9.50%	13.83%	6/9/2023	6/14/2027	1,671	1,671	1,671	0.1%
BW 51f, L.P.	(12)	SF	8.00%	12.59%	12/27/2023	12/31/2029	9,000	9,000	9,000	0.4%
Cpex Purchaser, LLC	(7)(9)	SF	6.00%	10.34%	8/26/2022	2/28/2030	36,000	35,353	36,216	1.8%
Cpex Purchaser, LLC (Delayed Draw)	(19)(20)	SF	6.00%	10.34%	9/30/2021	2/28/2030	4,061	2,155	2,168	0.1%
Cpex Purchaser, LLC (Revolver)	(19)	SF	6.00%	10.34%	9/30/2021	2/28/2030	10,452	—	—	0.0%
GC Champion Acquisition LLC	(7)	SF	5.25%	9.87%	8/19/2022	8/18/2028	12,837	12,663	12,837	0.6%
GC Champion Acquisition LLC	(6)	SF	5.25%	9.87%	8/19/2022	8/18/2028	3,566	3,566	3,566	0.2%
GC Champion Acquisition LLC	(6)	SF	5.25%	9.87%	8/1/2023	8/18/2028	10,698	10,445	10,698	0.5%
GC Champion Acquisition LLC (Delayed Draw)	(19)(20)	SF	5.25%	9.87%	8/19/2024	8/18/2028	10,699	7,270	7,270	0.4%
J2 BWA Funding III, LLC (Delayed Draw)	(12)(19)(20)	n/a	n/a	10.00%	4/29/2022	4/28/2028	7,425	2,591	2,572	0.1%
J2 BWA Funding LLC (Revolver)	(12)(19)	n/a	n/a	10.00%	12/14/2020	12/24/2026	2,850	1,751	1,746	0.1%
Oceana Australian Fixed Income Trust	(6)(12)(25)(36)	SF	8.25%	12.80%	6/8/2023	4/1/2026	29,272	31,770	29,528	1.4%
Oceana Australian Fixed Income Trust	(12)(25)(36)	SF	8.25%	12.80%	12/27/2023	4/1/2026	13,600	15,048	13,719	0.7%
SCP Intermediate Holdings, LLC	(8)(12)	SF	6.25%	10.50%	12/28/2022	12/28/2028	2,940	2,887	2,940	0.1%
SCP Intermediate Holdings, LLC (Delayed Draw)	(12)(19)(20)	SF	6.25%	10.50%	12/5/2024	12/28/2028	3,947	—	—	0.0%
Slater Slater Schulman LLP		SF	7.50%	11.82%	12/6/2023	12/4/2026	20,774	20,774	20,774	1.0%
TEAM Public Choices, LLC	(6)	SF	5.10%	9.46%	8/23/2022	12/17/2027	4,469	4,327	4,499	0.2%
TEAM Public Choices, LLC	(11)	SF	5.11%	9.47%	1/25/2024	12/17/2027	1,485	1,478	1,495	0.1%
Transnetwork LLC	(11)	SF	4.75%	9.08%	11/20/2023	12/29/2030	15,720	15,516	15,838	0.8%
							255,649	227,635	226,371	11.0%
FIRE: Real Estate
300 N. Michigan Mezz, LLC	(6)(12)	n/a	n/a	7.25% Cash/ 13.55% PIK	7/15/2020	7/15/2025	1,000	1,000	1,000	0.1%
Avison Young (USA) Inc.	(12)(21)(37)	SF	6.36%	10.70%	9/24/2024	3/12/2028	762	726	768	0.0%
InsideRE, LLC	(7)(8)	SF	5.65%	9.97%	12/22/2021	12/22/2027	7,278	7,196	7,278	0.4%
InsideRE, LLC	(9)	SF	5.65%	9.98%	12/22/2021	12/22/2027	2,828	2,828	2,828	0.1%
InsideRE, LLC (Revolver)	(19)	SF	5.65%	9.97%	12/22/2021	12/22/2027	965	—	—	0.0%
Lessen LLC		SF	8.50%	5.75% Cash/ 7.08% PIK	1/5/2023	1/5/2028	8,671	8,457	8,487	0.4%
							21,504	20,207	20,361	1.0%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Healthcare & Pharmaceuticals
Animal Dermatology Group, Inc.	(6)(9)	SF	5.00%	9.33%	6/7/2023	6/7/2029	9,850	$9,649	$9,830	0.5%
Animal Dermatology Group, Inc.		SF	5.00%	9.33%	6/7/2023	6/7/2029	3,709	3,709	3,702	0.2%
Animal Dermatology Group, Inc. (Delayed Draw)	(19)(20)	SF	5.00%	9.33%	1/11/2024	12/27/2025	8,731	2,004	2,000	0.1%
Animal Dermatology Group, Inc. (Delayed Draw)	(19)(20)	SF	5.00%	9.33%	10/28/2024	6/7/2029	5,769	—	—	0.0%
Animal Dermatology Group, Inc. (Revolver)	(19)	SF	5.00%	9.33%	6/7/2023	6/7/2029	2,500	—	—	0.0%
Appriss Health, LLC	(7)	SF	7.25%	12.08%	5/6/2021	5/6/2027	6,354	6,293	6,354	0.3%
Appriss Health, LLC (Revolver)	(19)	SF	7.25%	12.08%	5/6/2021	5/6/2027	433	—	—	0.0%
Bluesight, Inc.	(7)(9)(11)	SF	6.25%	10.57%	7/17/2023	7/17/2029	30,000	29,253	30,087	1.5%
Bluesight, Inc.		SF	6.25%	10.57%	10/15/2024	7/17/2029	3,913	3,856	3,924	0.2%
Bluesight, Inc.	(11)	SF	6.25%	10.58%	12/31/2024	7/17/2029	26,087	25,696	26,163	1.3%
Bluesight, Inc. (Revolver)	(19)	SF	6.25%	10.58%	7/17/2023	7/17/2029	5,217	—	—	0.0%
Brickell Bay Acquisition Corp.	(7)(8)	SF	6.65%	11.24%	2/12/2021	2/12/2026	2,479	2,453	2,479	0.1%
Brickell Bay Acquisition Corp.	(6)	SF	6.65%	11.24%	5/16/2024	2/12/2026	6,830	6,738	6,898	0.3%
Caravel Autism Health, LLC	(6)(11)	SF	5.00%	9.32%	6/11/2024	6/11/2030	17,955	17,663	18,135	0.9%
Caravel Autism Health, LLC (Delayed Draw)	(19)(20)	SF	5.00%	9.32%	6/11/2024	6/11/2030	7,714	—	—	0.0%
Caravel Autism Health, LLC (Revolver)	(19)	SF	5.00%	9.32%	6/11/2024	6/11/2030	5,400	—	—	0.0%
Dorado Acquisition, Inc.	(6)(7)	SF	7.60%	11.65% Cash/ 0.50% PIK	6/30/2021	6/30/2026	13,566	13,463	13,206	0.6%
Dorado Acquisition, Inc.	(6)	SF	7.65%	11.74% Cash/ 0.50% PIK	11/27/2022	6/30/2026	11,236	11,100	10,938	0.5%
Dorado Acquisition, Inc. (Revolver)	(19)	SF	7.60%	11.65% Cash/ 0.50% PIK	6/30/2021	6/30/2026	1,670	—	—	0.0%
FH BMX Buyer, Inc.		SF	5.25%	9.58%	6/21/2024	6/21/2031	9,024	8,895	9,145	0.5%
FH BMX Buyer, Inc. (Delayed Draw)	(19)(20)	SF	5.25%	9.58%	6/21/2024	6/21/2031	4,800	—	—	0.0%
Forest Buyer, LLC	(9)	SF	4.00%	8.33%	8/19/2024	3/15/2030	21,244	21,084	21,456	1.0%
Forest Buyer, LLC	(6)(7)(11)	SF	5.00%	9.33%	3/15/2024	3/15/2030	14,428	14,100	14,572	0.7%
Forest Buyer, LLC (Revolver)	(19)	SF	4.00%	8.33%	3/15/2024	3/15/2030	2,719	—	—	0.0%
Golden State Buyer, Inc.	(8)	SF	4.85%	9.21%	8/25/2022	6/19/2026	9,540	9,371	9,611	0.5%
Helping Hands Childrens Services Management, LLC		SF	4.50%	9.05%	11/5/2024	11/5/2030	11,500	11,357	11,356	0.6%
Helping Hands Childrens Services Management, LLC (Delayed Draw)	(19)(20)	SF	4.50%	9.05%	11/5/2024	11/5/2030	4,600	—	—	0.0%
Helping Hands Childrens Services Management, LLC (Revolver)	(19)	SF	4.50%	9.05%	11/5/2024	11/5/2030	2,300	—	—	0.0%
INH Buyer, Inc.	(21)	SF	7.00%	4.43% Cash/ 7.00% PIK	6/30/2021	6/28/2028	5,042	5,011	2,524	0.1%
KL Moon Acquisition, LLC		SF	7.75%	9.57% Cash/ 2.75% PIK	2/6/2024	2/1/2029	4,283	4,175	4,074	0.2%
KL Moon Acquisition, LLC		SF	7.75%	9.57% Cash/ 2.75% PIK	2/1/2023	2/1/2029	9,989	9,772	9,502	0.5%
KL Moon Acquisition, LLC		SF	7.75%	9.57% Cash/ 2.75% PIK	2/1/2023	2/1/2029	1,992	1,992	1,895	0.1%
KL Moon Acquisition, LLC (Revolver)	(19)	SF	7.75%	9.57% Cash/ 2.75% PIK	2/1/2023	2/1/2029	1,645	941	895	0.1%
NationsBenefits, LLC	(6)	SF	5.60%	10.15%	8/20/2021	8/26/2027	11,883	11,788	11,883	0.6%
NationsBenefits, LLC	(6)	SF	5.60%	10.15%	8/26/2022	8/26/2027	14,163	14,163	14,163	0.7%
NationsBenefits, LLC	(11)	SF	5.60%	10.15%	8/26/2022	8/26/2027	15,355	15,355	15,355	0.8%
NationsBenefits, LLC		SF	5.60%	10.19%	11/27/2024	8/26/2027	6,179	6,060	6,179	0.3%
NationsBenefits, LLC (Delayed Draw)	(19)(20)	SF	5.60%	10.15%	11/27/2024	8/26/2027	1,987	—	—	0.0%
NationsBenefits, LLC (Revolver)	(19)	SF	5.60%	10.15%	8/20/2021	8/26/2027	6,806	—	—	0.0%
NQ PE Project Colosseum Midco Inc.	(6)(8)	SF	7.15%	11.47%	10/4/2022	10/4/2028	14,308	14,105	12,832	0.6%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
NQ PE Project Colosseum Midco Inc. (Revolver)	(19)	SF	7.15%	11.47%	10/4/2022	10/4/2028	1,825	$—	$—	0.0%
QF Holdings, Inc.	(10)	SF	5.00%	9.51%	12/15/2023	12/15/2027	910	899	909	0.1%
QF Holdings, Inc.	(7)	SF	5.00%	9.59%	9/19/2019	12/15/2027	4,550	4,548	4,543	0.2%
QF Holdings, Inc.	(7)	SF	5.00%	9.59%	12/15/2021	12/15/2027	4,368	4,331	4,361	0.2%
QF Holdings, Inc.	(7)	SF	5.00%	9.59%	9/19/2019	12/15/2027	910	910	909	0.0%
QF Holdings, Inc.	(7)	SF	5.00%	9.41%	8/21/2020	12/15/2027	910	910	909	0.0%
QF Holdings, Inc. (Revolver)	(19)	SF	5.00%	9.51%	9/19/2019	12/15/2027	1,092	473	472	0.0%
SCP Eye Care Holdco, LLC	(6)(9)	SF	5.60%	9.96%	10/7/2022	10/5/2029	9,070	8,861	9,083	0.4%
SCP Eye Care Holdco, LLC		SF	5.60%	10.15%	4/1/2024	10/5/2029	10,186	10,002	10,201	0.5%
SCP Eye Care Holdco, LLC		SF	5.60%	9.96%	10/7/2022	10/5/2029	7,968	7,968	7,980	0.4%
SCP Eye Care Holdco, LLC (Delayed Draw)	(19)(20)	SF	5.60%	10.00%	4/1/2024	10/5/2029	20,526	208	209	0.0%
SCP Eye Care Holdco, LLC (Revolver)	(19)	SF	5.60%	9.96%	10/7/2022	10/5/2029	1,442	—	—	0.0%
SDG Mgmt Company, LLC	(6)(8)(10)(11)	SF	6.10%	10.46%	12/29/2023	6/30/2028	21,236	20,886	21,236	1.0%
SDG Mgmt Company, LLC (Delayed Draw)	(19)(20)	SF	6.10%	10.37%	12/29/2023	6/30/2028	8,562	2,821	2,821	0.1%
SDG Mgmt Company, LLC (Delayed Draw)	(19)(20)	SF	6.10%	10.46%	12/6/2024	7/1/2028	9,906	—	—	0.0%
SDG Mgmt Company, LLC (Delayed Draw)	(19)(20)	SF	6.10%	10.46%	12/6/2024	7/1/2028	11,887	—	—	0.0%
SDG Mgmt Company, LLC (Delayed Draw)	(19)(20)	SF	6.10%	10.46%	12/6/2024	7/1/2028	7,925	—	—	0.0%
SDG Mgmt Company, LLC (Revolver)	(19)	SF	6.10%	10.46%	12/6/2024	7/1/2028	1,981	—	—	0.0%
Seran BioScience, LLC	(7)(8)	SF	7.25%	11.84%	12/31/2020	7/8/2027	1,925	1,916	1,923	0.1%
Seran BioScience, LLC	(10)(11)	SF	7.25%	11.67%	8/21/2023	7/8/2027	1,149	1,149	1,148	0.1%
Seran BioScience, LLC	(8)	SF	7.25%	11.67%	7/8/2022	7/8/2027	2,184	2,184	2,181	0.1%
Seran BioScience, LLC (Revolver)	(19)	SF	7.25%	11.84%	12/31/2020	7/8/2027	356	—	—	0.0%
SIP Care Services, LLC	(6)	SF	5.85%	10.40%	7/21/2023	12/30/2026	150	150	145	0.0%
SIP Care Services, LLC	(6)(7)	SF	5.85%	10.40%	12/30/2021	12/30/2026	3,696	3,661	3,580	0.2%
SIP Care Services, LLC (Revolver)		SF	5.85%	10.40%	12/30/2021	12/30/2026	760	760	736	0.0%
The Smilist DSO, LLC	(11)	SF	6.00%	10.33%	4/4/2024	4/4/2029	28,654	28,065	28,669	1.4%
The Smilist DSO, LLC		SF	6.00%	10.33%	4/4/2024	4/4/2029	7,747	7,747	7,751	0.4%
The Smilist DSO, LLC (Delayed Draw)	(19)(20)	SF	6.00%	10.33%	4/4/2024	4/4/2029	6,219	5,346	5,349	0.3%
The Smilist DSO, LLC (Delayed Draw)	(19)(20)	SF	6.00%	10.33%	12/27/2024	4/4/2029	11,842	—	—	0.0%
The Smilist DSO, LLC (Revolver)	(19)	SF	6.00%	10.33%	4/4/2024	4/4/2029	1,974	—	—	0.0%
TigerConnect, Inc.	(7)	SF	6.90%	11.47%	2/16/2022	2/16/2028	10,000	9,880	9,925	0.5%
TigerConnect, Inc.		SF	7.00%	8.02% Cash/ 3.38% PIK	11/19/2024	2/16/2028	571	563	567	0.0%
TigerConnect, Inc. (Delayed Draw)	(19)(20)	SF	7.00%	8.02% Cash/ 3.38% PIK	11/19/2024	2/16/2028	23	—	—	0.0%
TigerConnect, Inc. (Delayed Draw)	(19)(20)	SF	6.90%	11.46%	2/16/2022	2/16/2028	1,253	817	811	0.0%
TigerConnect, Inc. (Revolver)	(19)	SF	6.90%	11.46%	2/16/2022	2/16/2028	1,429	—	—	0.0%
Vero Biotech Inc.		P	3.75%	12.25%	12/29/2023	1/2/2029	30,000	29,748	29,471	1.4%
WebPT, Inc.	(7)	SF	6.35%	10.86%	8/28/2019	1/18/2028	5,000	5,000	5,000	0.2%
WebPT, Inc. (Revolver)	(19)	P	5.25%	12.75%	8/28/2019	1/18/2028	521	275	275	0.0%
Xpress Wellness, LLC	(6)(8)	SF	5.25%	9.82%	5/8/2024	5/8/2030	40,000	39,247	40,112	2.0%
Xpress Wellness, LLC (Delayed Draw)	(19)(20)	SF	5.25%	9.59%	5/8/2024	5/8/2030	12,500	450	451	0.0%
Xpress Wellness, LLC (Revolver)	(19)	SF	5.25%	9.82%	5/8/2024	5/8/2030	9,231	6,462	6,462	0.3%
							645,638	486,283	487,347	23.7%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
High Tech Industries
Acquia Inc.	(7)	SF	7.15%	11.73%	11/1/2019	10/31/2025	15,429	$15,360	$15,429	0.8%
Acquia Inc.	(10)	SF	7.15%	11.73%	11/11/2023	10/31/2025	3,092	3,092	3,092	0.2%
Acquia Inc. (Revolver)	(19)	SF	7.15%	11.75%	11/1/2019	10/31/2025	588	329	329	0.0%
Aptean, Inc.	(11)	SF	5.00%	9.33%	1/30/2024	1/30/2031	8,693	8,622	8,736	0.4%
Aptean, Inc. (Delayed Draw)	(19)(20)	SF	5.00%	9.32%	1/30/2024	1/30/2031	539	142	143	0.0%
Aptean, Inc. (Revolver)	(19)	SF	5.00%	9.33%	1/30/2024	1/30/2031	728	—	—	0.0%
Arcserve Cayman Opco LP (fka Arcstor Midco, LLC) (Delayed Draw)	(19)(20)(21)	SF	8.11%	12.67% PIK	1/2/2024	1/2/2027	1,471	392	882	0.1%
Aston US Finco, LLC	(12)(35)(40)	SF	4.36%	8.72%	10/30/2024	10/9/2026	9,475	9,252	9,148	0.5%
BTRS Holdings Inc.	(9)	SF	7.25%	11.61%	12/16/2022	12/15/2028	10,000	9,776	10,000	0.5%
BTRS Holdings Inc.		SF	7.25%	11.61%	12/16/2022	12/15/2028	842	842	842	0.0%
BTRS Holdings Inc. (Revolver)	(19)	SF	7.25%	11.76%	12/16/2022	12/15/2028	1,067	400	400	0.0%
Catalyst Data Holdings, Inc.		SF	5.50%	9.37% Cash/ 0.50% PIK	12/20/2024	12/20/2030	16,500	16,252	16,252	0.8%
Catalyst Data Holdings, Inc. (Delayed Draw)	(19)(20)	SF	5.50%	9.37% Cash/ 0.50% PIK	12/20/2024	12/20/2030	9,900	—	—	0.0%
Catalyst Data Holdings, Inc. (Delayed Draw)	(19)(20)	SF	5.50%	9.37% Cash/ 0.50% PIK	12/20/2024	12/20/2030	9,900	—	—	0.0%
Catalyst Data Holdings, Inc. (Delayed Draw)	(19)(20)	SF	5.50%	9.37% Cash/ 0.50% PIK	12/20/2024	12/20/2030	759	—	—	0.0%
Catalyst Data Holdings, Inc. (Revolver)	(19)	SF	5.50%	9.37% Cash/ 0.50% PIK	12/20/2024	12/20/2030	3,300	—	—	0.0%
Douglas Holdings, Inc.	(9)	SF	5.75%	10.07%	8/27/2024	8/27/2030	24,912	24,551	24,912	1.2%
Douglas Holdings, Inc. (Delayed Draw)	(19)(20)	SF	5.75%	10.07%	8/27/2024	8/27/2030	5,416	—	—	0.0%
Douglas Holdings, Inc. (Delayed Draw)	(19)(20)	SF	6.13%	10.07% Cash/ 0.38% PIK	8/27/2024	8/27/2026	3,076	481	481	0.0%
Douglas Holdings, Inc. (Delayed Draw)	(19)(20)	SF	5.75%	10.07%	8/27/2024	8/27/2030	5,957	—	—	0.0%
Douglas Holdings, Inc. (Revolver)	(19)	SF	5.75%	10.07%	8/27/2024	8/27/2030	2,166	—	—	0.0%
Drawbridge Partners, LLC	(7)	SF	6.25%	10.59%	9/1/2022	9/1/2028	15,000	14,790	15,000	0.7%
Drawbridge Partners, LLC (Delayed Draw)	(19)(20)	SF	6.25%	10.59%	9/1/2022	9/1/2028	4,370	3,974	3,974	0.2%
Drawbridge Partners, LLC (Revolver)	(19)	SF	6.25%	10.59%	9/1/2022	9/1/2028	2,609	—	—	0.0%
Fortra, LLC	(11)	SF	4.10%	8.69%	12/11/2023	11/30/2026	14,826	14,413	13,109	0.6%
Freedom U.S. Acquisition Corporation	(9)(10)	SF	5.75%	10.39%	9/27/2024	9/27/2030	51,000	50,138	51,439	2.5%
Freedom U.S. Acquisition Corporation (Revolver)	(19)	SF	5.75%	10.39%	9/27/2024	9/27/2030	5,100	—	—	0.0%
Fueled Digital Media, LLC		SF	6.61%	10.67% Cash/ 0.50% PIK	11/1/2022	11/1/2027	5,671	5,581	5,402	0.3%
Fueled Digital Media, LLC		SF	6.61%	10.67% Cash/ 0.50% PIK	11/1/2022	11/1/2027	500	500	476	0.0%
Fueled Digital Media, LLC (Revolver)	(19)	SF	6.11%	10.67%	11/1/2022	11/1/2027	807	726	692	0.0%
Jobnimbus Holdings, LLC	(9)(11)	SF	5.25%	9.80%	12/12/2024	11/6/2030	32,000	31,530	31,520	1.5%
Jobnimbus Holdings, LLC (Delayed Draw)	(19)(20)	SF	5.25%	9.80%	11/6/2024	11/6/2030	7,111	—	—	0.0%
Jobnimbus Holdings, LLC (Revolver)	(19)	SF	5.25%	9.80%	11/6/2024	11/6/2030	5,333	—	—	0.0%
Medallia, Inc.	(7)	SF	6.60%	6.93% Cash/ 4.00% PIK	8/15/2022	10/27/2028	12,258	12,120	12,117	0.6%
Mindbody, Inc.	(7)	SF	7.15%	11.74%	2/15/2019	9/30/2025	1,867	1,867	1,867	0.1%
Mindbody, Inc.	(7)	SF	7.15%	11.74%	9/22/2021	9/30/2025	2,270	2,270	2,270	0.1%
Mindbody, Inc. (Revolver)	(19)	SF	7.15%	11.74%	2/15/2019	9/30/2025	190	—	—	0.0%
Nasuni Corporation	(9)(11)	SF	5.75%	10.18%	9/10/2024	9/10/2030	15,000	14,787	15,062	0.7%
Nasuni Corporation (Revolver)	(19)	SF	5.75%	10.18%	9/10/2024	9/10/2030	3,125	—	—	0.0%
Oranje Holdco, Inc.	(6)	SF	7.25%	11.82%	4/20/2024	2/1/2029	29,053	29,053	29,053	1.4%
Oranje Holdco, Inc.	(6)(9)	SF	7.75%	12.32%	2/1/2023	2/1/2029	14,000	13,734	14,140	0.7%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Oranje Holdco, Inc. (Revolver)	(19)	SF	7.75%	12.32%	2/1/2023	2/1/2029	1,750	$—	$—	0.0%
Optomi, LLC	(6)(9)	SF	5.40%	9.99%	12/13/2022	12/16/2027	5,569	5,460	5,590	0.3%
Optomi, LLC	(7)(9)	SF	5.40%	9.99%	12/16/2021	12/16/2027	13,129	12,983	13,178	0.6%
Optomi, LLC (Revolver)	(19)	SF	5.40%	9.72%	12/16/2021	12/16/2027	3,189	850	850	0.0%
Reorganized Mobileum AcquisitionCo, LLC (fka Matrix Parent, Inc.)	(6)(21)	SF	6.00%	5.45% Cash/ 5.00% PIK	7/25/2024	9/12/2029	913	899	888	0.0%
Securly, Inc.	(7)	SF	7.10%	11.69%	4/20/2022	4/22/2027	3,703	3,662	3,702	0.2%
Securly, Inc.	(7)	SF	7.10%	11.35%	4/22/2021	4/22/2027	8,400	8,320	8,400	0.4%
Securly, Inc.	(7)	SF	7.10%	11.62%	4/22/2021	4/22/2027	1,938	1,938	1,938	0.1%
Securly, Inc.	(9)	SF	7.10%	11.62%	4/20/2022	4/22/2027	2,488	2,488	2,488	0.1%
Securly, Inc. (Revolver)	(19)	SF	7.10%	11.62%	4/22/2021	4/22/2027	1,615	969	969	0.1%
Signiant Inc.	(11)	SF	5.25%	9.59%	12/23/2024	12/23/2030	15,000	14,776	14,775	0.7%
Signiant Inc. (Delayed Draw)	(19)(20)	SF	5.25%	9.59%	12/23/2024	12/23/2030	3,000	—	—	0.0%
Signiant Inc. (Revolver)	(19)	SF	5.25%	9.59%	12/23/2024	12/23/2030	1,875	—	—	0.0%
Sparq Holdings, Inc.	(7)	SF	5.75%	10.03%	6/16/2023	6/15/2029	1,970	1,922	1,982	0.1%
Sparq Holdings, Inc.		SF	5.75%	10.08%	6/27/2024	6/25/2029	432	428	434	0.0%
Sparq Holdings, Inc.		SF	5.75%	10.08%	6/16/2023	6/15/2029	441	441	444	0.0%
Sparq Holdings, Inc. (Delayed Draw)	(19)(20)	SF	5.75%	10.03%	6/27/2024	6/25/2029	578	—	—	0.0%
Sparq Holdings, Inc. (Revolver)	(19)	SF	5.75%	10.08%	6/16/2023	6/15/2029	409	41	41	0.0%
Unanet, Inc.	(7)(9)	SF	5.25%	10.51%	12/9/2022	12/9/2030	22,000	21,679	22,000	1.1%
Unanet, Inc. (Delayed Draw)	(19)(20)	SF	5.25%	9.80%	12/9/2022	12/9/2030	6,947	3,393	3,393	0.2%
Unanet, Inc. (Delayed Draw)	(19)(20)	SF	5.25%	9.80%	11/25/2024	12/8/2028	1,350	—	—	0.0%
Unanet, Inc. (Revolver)	(19)	SF	5.25%	9.80%	12/9/2022	12/9/2030	4,316	—	—	0.0%
Varicent Intermediate Holdings Corporation	(12)(37)	SF	6.00%	7.08% Cash/ 3.25% PIK	8/23/2024	8/22/2031	26,426	26,056	26,428	1.3%
Varicent Intermediate Holdings Corporation (Delayed Draw)	(12)(16)(19)(20)(37)	n/a	n/a	n/a	8/23/2024	8/22/2031	6,085	—	—	0.0%
Varicent Intermediate Holdings Corporation (Revolver)	(12)(19)(37)	n/a	n/a	5.50%	8/23/2024	8/22/2031	4,443	—	—	0.0%
Watchguard Technologies, Inc.	(6)	SF	5.25%	9.61%	8/17/2022	6/29/2029	20,678	19,659	20,532	1.0%
ZI Intermediate II, Inc.	(6)	SF	7.00%	11.59%	5/13/2024	5/13/2030	57,250	56,048	57,078	2.8%
ZI Intermediate II, Inc. (Revolver)	(19)	SF	7.00%	11.59%	5/13/2024	5/13/2030	4,771	—	—	0.0%
							576,565	466,986	471,877	22.9%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Media: Advertising, Printing & Publishing
95 Percent Buyer, LLC	(7)(8)(9)	SF	5.60%	10.15%	11/24/2021	11/24/2026	15,581	$15,444	$15,581	0.8%
95 Percent Buyer, LLC (Revolver)	(19)	SF	5.60%	10.15%	11/24/2021	11/24/2026	809	—	—	0.0%
Calienger Holdings, L.L.C.	(8)	SF	5.85%	10.40%	10/21/2022	10/20/2028	4,912	4,825	4,912	0.2%
Calienger Holdings, L.L.C. (Revolver)	(19)	SF	5.85%	10.40%	10/21/2022	10/20/2028	909	—	—	0.0%
CE Intermediate, LLC	(6)(7)(9)(10)	SF	5.60%	9.93%	10/11/2022	7/1/2027	37,740	37,314	37,740	1.8%
Destination Media, Inc.	(8)(10)	SF	6.75%	11.03%	6/21/2023	6/21/2028	6,403	6,220	6,531	0.3%
Destination Media, Inc.		SF	6.65%	10.97%	6/21/2023	6/21/2028	1,476	1,476	1,506	0.1%
Destination Media, Inc. (Revolver)	(19)	SF	6.65%	10.97%	6/21/2023	6/21/2028	670	134	134	0.0%
EverService Midco, LLC	(6)(8)(10)(11)	SF	5.25%	9.80%	8/28/2024	6/28/2030	54,863	53,826	54,725	2.7%
EverService Midco, LLC (Revolver)	(19)	SF	5.25%	9.80%	6/28/2024	6/28/2030	8,919	—	—	0.0%
Madison Logic Holdings, Inc.	(6)	SF	7.50%	9.47% Cash/ 2.37% PIK	12/30/2022	12/29/2028	13,829	13,521	13,425	0.6%
Madison Logic Holdings, Inc. (Revolver)	(19)	SF	7.50%	9.47% Cash/ 2.37% PIK	12/30/2022	12/30/2027	635	—	—	0.0%
Really Great Reading Company, Inc.	(8)(9)	SF	5.85%	10.44%	12/9/2022	12/9/2028	11,790	11,574	11,790	0.6%
Really Great Reading Company, Inc. (Revolver)	(19)	SF	5.85%	10.44%	12/9/2022	12/8/2028	3,200	—	—	0.0%
Relevate Health Group, LLC		SF	6.35%	10.90%	9/9/2024	12/31/2026	1,115	1,097	1,102	0.1%
Relevate Health Group, LLC	(7)(9)	SF	6.35%	10.90%	11/20/2020	12/31/2026	1,925	1,917	1,904	0.1%
Relevate Health Group, LLC	(8)(9)	SF	6.35%	10.90%	3/28/2022	12/31/2026	5,132	5,102	5,075	0.2%
Relevate Health Group, LLC	(8)	SF	6.35%	10.90%	11/20/2020	12/31/2026	861	861	852	0.0%
Relevate Health Group, LLC (Revolver)	(19)	SF	6.35%	10.90%	11/20/2020	12/31/2026	789	421	421	0.0%
Spherix Global Inc.	(7)	SF	6.36%	10.92%	12/22/2021	12/22/2026	3,169	3,143	2,757	0.1%
Spherix Global Inc. (Revolver)	(19)	SF	6.36%	10.92%	12/22/2021	12/22/2026	500	—	—	0.0%
Touchmath Acquisition LLC	(11)	SF	5.75%	10.30%	2/28/2024	2/28/2030	9,950	9,772	9,516	0.5%
Touchmath Acquisition LLC (Revolver)	(19)	SF	5.75%	10.30%	2/28/2024	2/28/2030	1,429	—	—	0.0%
XanEdu Publishing, Inc.	(7)(8)	SF	5.50%	9.84%	1/28/2020	1/28/2027	5,587	5,586	5,596	0.3%
XanEdu Publishing, Inc.	(8)	SF	5.50%	9.84%	8/31/2022	1/28/2027	2,221	2,219	2,224	0.1%
XanEdu Publishing, Inc. (Revolver)	(19)	SF	5.50%	9.84%	1/28/2020	1/28/2027	977	—	—	0.0%
							195,391	174,452	175,791	8.5%
Media: Broadcasting & Subscription
Vice Acquisition Holdco, LLC	(21)	SF	8.26%	12.79% PIK	2/15/2024	1/31/2028	228	228	417	0.0%
							228	228	417	0.0%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Media: Diversified & Production
Bonterra LLC	(7)(9)	SF	7.00%	11.33%	9/8/2021	9/8/2027	19,042	$18,901	$18,875	0.9%
Bonterra LLC		SF	7.75%	12.08% PIK	9/28/2023	9/8/2027	3,070	3,042	3,101	0.3%
Bonterra LLC (Revolver)	(19)	SF	7.00%	11.33%	9/8/2021	9/8/2027	1,814	1,161	1,151	0.1%
Chess.com, LLC	(7)(8)	SF	6.60%	10.92%	12/31/2021	12/31/2027	12,642	12,495	12,611	0.6%
Chess.com, LLC (Revolver)	(19)	SF	6.60%	10.92%	12/31/2021	12/31/2027	1,413	—	—	0.0%
Crownpeak Technology, Inc.	(7)	SF	7.75%	5.57% Cash/ 6.75% PIK	2/28/2019	11/28/2025	1,030	1,030	1,022	0.0%
Crownpeak Technology, Inc.	(7)	SF	7.75%	5.57% Cash/ 6.75% PIK	2/28/2019	11/28/2025	15	15	15	0.0%
Crownpeak Technology, Inc.	(7)	SF	7.75%	5.59% Cash/ 6.75% PIK	9/27/2022	11/28/2025	322	322	320	0.0%
Crownpeak Technology, Inc.	(9)	SF	7.75%	5.57% Cash/ 6.75% PIK	9/27/2022	11/28/2025	858	858	852	0.0%
Crownpeak Technology, Inc. (Revolver)		SF	6.75%	11.32%	2/28/2019	11/28/2025	125	125	125	0.0%
Research Now Group, Inc. and Survey Sampling International, LLC		SF	5.26%	9.79%	7/15/2024	7/15/2028	556	509	559	0.0%
Sports Operating Holdings II, LLC	(6)	SF	5.85%	10.21%	11/3/2022	11/3/2027	4,888	4,809	4,888	0.2%
Sports Operating Holdings II, LLC (Delayed Draw)	(19)(20)	SF	5.85%	10.21%	11/3/2022	11/3/2027	3,983	2,198	2,198	0.1%
Sports Operating Holdings II, LLC (Revolver)	(19)	SF	5.85%	10.21%	11/3/2022	11/3/2027	865	—	—	0.0%
STATS Intermediate Holdings, LLC		SF	5.51%	10.03%	3/26/2024	7/10/2026	14,308	14,191	14,152	0.7%
Streamland Media MidCo LLC	(21)	SF	9.76%	11.34% Cash/ 2.75% PIK	9/27/2024	3/31/2025	132	132	175	0.0%
Streamland Media MidCo LLC	(21)	SF	9.76%	11.34% Cash/ 2.75% PIK	12/10/2024	3/31/2025	132	132	175	0.0%
Streamland Media MidCo LLC	(21)	SF	9.76%	14.09% PIK	12/10/2024	3/31/2025	44	44	58	0.0%
Streamland Media MidCo LLC	(21)	SF	9.76%	14.09% PIK	12/10/2024	3/31/2025	44	44	58	0.0%
							65,283	60,008	60,335	2.9%
Retail
Rita's Franchise Company, LLC	(11)	SF	5.00%	9.61%	12/9/2024	11/15/2030	14,750	14,570	14,566	0.7%
Rita's Franchise Company, LLC (Revolver)	(19)	SF	5.00%	9.61%	11/15/2024	11/15/2030	1,799	—	—	0.0%
							16,549	14,570	14,566	0.7%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Services: Business
A360, Inc.	(11)	SF	5.50%	9.87%	12/19/2024	12/19/2030	10,500	$10,344	$10,343	0.5%
A360, Inc. (Delayed Draw)	(19)(20)	SF	5.50%	9.87%	12/19/2024	12/19/2030	4,437	—	—	0.0%
A360, Inc. (Revolver)	(19)	SF	5.50%	9.87%	12/19/2024	12/19/2030	2,218	—	—	0.0%
Aligned Exteriors Group Holdco, LLC		SF	5.00%	9.40%	12/13/2024	12/13/2029	14,000	13,758	13,755	0.7%
Aligned Exteriors Group Holdco, LLC (Delayed Draw)	(19)(20)	SF	5.00%	9.40%	12/13/2024	12/13/2029	10,000	—	—	0.0%
Aligned Exteriors Group Holdco, LLC (Revolver)	(19)	SF	5.00%	9.40%	12/13/2024	12/13/2029	1,667	—	—	0.0%
Ambient Enterprises Holdco, LLC		SF	5.75%	10.08%	12/31/2024	6/30/2030	24,679	24,309	24,309	1.2%
Ambient Enterprises Holdco, LLC (Delayed Draw)	(19)(20)	SF	5.75%	10.08%	12/31/2024	6/30/2030	3,794	—	—	0.0%
Ambient Enterprises Holdco, LLC (Revolver)	(19)	SF	5.75%	10.08%	12/31/2024	12/8/2029	1,528	—	—	0.0%
Aras Corporation	(6)(9)	SF	5.25%	9.58%	4/13/2021	4/13/2029	5,299	5,262	5,377	0.3%
Aras Corporation (Revolver)	(19)	SF	5.25%	9.58%	4/13/2021	4/13/2029	726	278	278	0.0%
ASG III, LLC	(6)(11)	SF	6.50%	11.09%	10/31/2023	10/31/2029	20,000	19,567	20,200	1.0%
ASG III, LLC		SF	6.50%	11.09%	10/31/2023	10/31/2029	8,421	8,421	8,505	0.4%
ASG III, LLC (Delayed Draw)	(19)(20)	SF	6.25%	10.69%	8/30/2024	10/31/2029	18,235	4,255	4,255	0.2%
ASG III, LLC (Revolver)	(19)	SF	6.50%	11.09%	10/31/2023	10/31/2029	3,158	—	—	0.0%
Bloomerang, LLC	(6)(9)(11)	SF	6.00%	10.33%	12/27/2023	12/27/2029	16,000	15,717	15,989	0.8%
Bloomerang, LLC (Delayed Draw)	(19)(20)	SF	6.00%	10.33%	12/27/2023	12/27/2029	4,800	—	—	0.0%
Bloomerang, LLC (Revolver)	(19)	SF	6.00%	10.52%	12/27/2023	12/27/2029	3,200	240	240	0.0%
Cdata Software, Inc.	(9)(11)	SF	6.25%	10.57%	7/18/2024	7/18/2030	45,950	45,178	45,950	2.2%
Cdata Software, Inc. (Delayed Draw)	(19)(20)	SF	6.25%	10.57%	7/18/2024	7/18/2030	4,255	—	—	0.0%
Cdata Software, Inc. (Delayed Draw)	(19)(20)	SF	6.25%	10.57%	7/18/2024	7/18/2030	5,956	2,340	2,340	0.1%
Cdata Software, Inc. (Revolver)	(19)	SF	6.25%	10.57%	7/18/2024	7/18/2030	5,106	—	—	0.0%
Cosmos Bidco, Inc.	(7)(9)(11)	SF	6.00%	10.28%	9/15/2023	9/14/2029	36,000	35,245	36,306	1.8%
Cosmos Bidco, Inc.		SF	6.00%	10.28%	9/15/2023	9/14/2029	6,750	6,750	6,807	0.3%
Cosmos Bidco, Inc. (Delayed Draw)	(19)(20)	SF	6.00%	10.28%	5/17/2024	9/14/2029	12,000	1,714	1,729	0.1%
Cosmos Bidco, Inc. (Revolver)	(19)	SF	6.00%	10.28%	9/15/2023	9/14/2029	5,625	—	—	0.0%
E-Discovery Acquireco, LLC	(6)(9)	SF	6.25%	10.76%	8/29/2023	8/29/2029	20,000	19,577	20,400	1.0%
E-Discovery Acquireco, LLC	(6)	SF	5.50%	10.01%	5/3/2024	8/29/2029	3,273	3,242	3,273	0.2%
E-Discovery Acquireco, LLC (Revolver)	(19)	SF	6.25%	10.76%	8/29/2023	8/29/2029	2,727	—	—	0.0%
ecMarket Inc. and Conexiom US Inc.	(7)(12)(37)	SF	7.10%	11.42%	9/21/2021	9/21/2027	16,535	16,371	16,535	0.8%
ecMarket Inc. and Conexiom US Inc.	(7)(12)(37)	SF	7.10%	11.42%	9/21/2021	9/21/2027	1,291	1,291	1,291	0.1%
ecMarket Inc. and Conexiom US Inc.	(12)(37)	SF	7.10%	11.42%	5/4/2023	9/21/2027	2,063	2,063	2,063	0.1%
ecMarket Inc. and Conexiom US Inc. (Delayed Draw)	(12)(19)(20)(37)	SF	7.10%	11.42%	3/28/2024	9/21/2027	2,718	2,149	2,149	0.1%
ecMarket Inc. and Conexiom US Inc. (Revolver)	(12)(19)(37)	SF	7.10%	11.42%	9/21/2021	9/21/2027	2,067	—	—	0.0%
Edustaff, LLC	(6)(9)	SF	5.60%	9.94%	12/8/2022	12/8/2027	11,773	11,560	11,773	0.6%
Edustaff, LLC (Revolver)	(19)	SF	5.60%	9.94%	12/8/2022	12/8/2027	2,364	—	—	0.0%
Huckabee Acquisition, LLC	(6)(8)(10)	SF	5.25%	9.58%	1/16/2024	1/16/2030	29,775	29,238	29,775	1.4%
Huckabee Acquisition, LLC (Delayed Draw)	(19)(20)	SF	5.25%	9.58%	1/16/2024	1/16/2030	6,522	—	—	0.0%
Huckabee Acquisition, LLC (Revolver)	(19)	SF	5.25%	9.58%	1/16/2024	1/16/2030	3,913	—	—	0.0%
HS4 Acquisitionco, Inc.	(7)	SF	5.85%	10.19%	7/9/2019	7/9/2025	3,860	3,850	3,860	0.2%
HS4 Acquisitionco, Inc.	(7)	SF	5.85%	10.19%	10/6/2021	7/9/2025	4,194	4,194	4,194	0.2%
HS4 Acquisitionco, Inc. (Revolver)	(19)	SF	5.85%	10.19%	7/9/2019	7/9/2025	325	220	220	0.0%
iCIMS, Inc.	(7)	SF	6.25%	10.88%	10/24/2022	8/18/2028	8,000	7,900	8,000	0.4%
Interstate BidCo, LLC	(6)(8)(10)	SF	5.50%	9.82%	12/27/2023	12/27/2029	14,850	14,589	14,828	0.7%
Interstate BidCo, LLC	(11)	SF	5.50%	9.84%	12/9/2024	12/27/2029	7,172	$7,067	$7,161	0.4%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Interstate BidCo, LLC		SF	5.50%	9.84%	12/27/2023	12/27/2029	8,276	8,276	8,263	0.4%
Interstate BidCo, LLC (Delayed Draw)	(19)(20)	SF	5.50%	9.82%	11/19/2024	12/27/2029	12,397	—	—	0.0%
Interstate BidCo, LLC (Revolver)	(19)	SF	5.50%	9.82%	12/27/2023	12/27/2029	3,125	—	—	0.0%
JDX Studio, LLC	(11)	SF	5.25%	9.59%	12/9/2024	11/13/2030	10,000	9,828	9,825	0.5%
JDX Studio, LLC (Delayed Draw)	(19)(20)	SF	5.25%	9.59%	11/14/2024	11/13/2030	799	—	—	0.0%
JDX Studio, LLC (Revolver)	(19)	SF	5.25%	9.59%	11/14/2024	11/13/2030	2,398	320	314	0.0%
Kingsley Gate Partners, LLC	(6)	SF	6.65%	11.24%	12/9/2022	12/11/2028	2,948	2,905	2,924	0.1%
Kingsley Gate Partners, LLC	(8)	SF	6.65%	11.24%	12/9/2022	12/11/2028	946	946	938	0.0%
Kingsley Gate Partners, LLC		SF	6.65%	11.24%	12/9/2022	12/11/2028	1,368	1,368	1,357	0.1%
Kingsley Gate Partners, LLC (Revolver)	(19)	SF	6.60%	10.94%	12/9/2022	12/11/2028	1,200	960	952	0.0%
Milrose Consultants, LLC	(6)(8)(10)	SF	7.15%	11.67%	8/31/2023	8/31/2028	44,438	43,490	44,660	2.2%
Milrose Consultants, LLC		SF	7.10%	11.44%	10/25/2024	8/31/2028	1,603	1,592	1,611	0.1%
Milrose Consultants, LLC		SF	7.10%	11.44%	12/2/2024	8/31/2028	3,567	3,497	3,585	0.2%
Milrose Consultants, LLC (Revolver)	(19)	SF	7.10%	11.44%	8/31/2023	8/31/2028	2,308	462	462	0.0%
Moonraker Acquisitionco LLC	(6)	SF	5.75%	10.20%	9/30/2022	8/4/2028	6,860	6,767	6,860	0.3%
Moonraker Acquisitionco LLC (Revolver)	(19)	SF	5.75%	10.20%	9/30/2022	8/4/2028	933	280	280	0.0%
NFM & J, L.P.	(6)(7)(9)	SF	5.85%	10.37%	11/15/2023	11/30/2027	13,199	13,003	13,245	0.6%
NFM & J, L.P. (Delayed Draw)	(19)(20)	SF	5.85%	10.20%	11/15/2023	11/30/2027	7,412	827	830	0.0%
NFM & J, L.P. (Revolver)	(19)	P	4.75%	12.25%	11/15/2023	11/30/2027	5,273	—	—	0.0%
Northeast Contracting Company, LLC		SF	6.26%	10.76%	8/16/2024	8/16/2029	7,481	7,341	7,489	0.4%
Northeast Contracting Company, LLC (Revolver)	(19)	SF	6.26%	10.76%	8/16/2024	8/16/2029	1,591	—	—	0.0%
Onix Networking Corp.	(6)(8)	SF	5.75%	10.08%	10/2/2023	10/2/2029	14,850	14,591	14,850	0.7%
Onix Networking Corp. (Revolver)	(19)	SF	5.75%	10.08%	10/2/2023	10/2/2029	5,000	—	—	0.0%
OPOC Acquisition, LLC	(11)	SF	5.00%	9.35%	12/20/2024	12/20/2030	13,000	12,806	12,805	0.6%
OPOC Acquisition, LLC (Delayed Draw)	(19)(20)	SF	5.00%	9.35%	12/20/2024	12/20/2030	3,009	—	—	0.0%
OPOC Acquisition, LLC (Revolver)	(19)	SF	5.00%	9.35%	12/20/2024	12/20/2030	1,204	120	119	0.0%
Parkhub, Inc.	(6)	SF	6.25%	10.84%	4/9/2024	4/9/2030	16,369	16,067	16,451	0.8%
Parkhub, Inc.	(12)(23)	SF	6.50%	11.09%	4/9/2024	4/9/2030	33,793	33,598	33,962	1.6%
Parkhub, Inc. (Delayed Draw)	(19)(20)	SF	6.25%	10.57%	4/9/2024	4/9/2030	16,833	2,895	2,910	0.1%
Parkhub, Inc. (Delayed Draw)	(19)(20)	SF	6.25%	10.57%	4/9/2024	4/9/2030	1,762	—	—	0.0%
Parkhub, Inc. (Delayed Draw)	(12)(19)(20)(23)	SF	6.25%	10.57%	4/9/2024	4/9/2030	3,317	—	—	0.0%
Parkhub, Inc. (Revolver)	(19)	SF	6.25%	10.57%	4/9/2024	4/9/2030	6,733	—	—	0.0%
PC Pest Buyer, LLC	(6)(8)	SF	4.75%	9.32%	6/20/2024	6/20/2030	14,000	13,771	13,958	0.7%
PC Pest Buyer, LLC (Delayed Draw)	(19)(20)	SF	4.75%	9.14%	6/20/2024	6/20/2030	42,000	13,146	13,107	0.6%
PC Pest Buyer, LLC (Revolver)	(19)	SF	4.75%	9.14%	6/20/2024	6/20/2030	8,400	—	—	0.0%
PRGX Global, Inc	(11)	SF	5.50%	9.85%	12/20/2024	12/20/2030	50,558	49,806	49,799	2.4%
PRGX Global, Inc (Revolver)	(19)	SF	5.50%	9.85%	12/20/2024	12/20/2030	3,024	—	—	0.0%
Project Accelerate Parent, LLC		SF	5.25%	9.61%	2/22/2024	2/22/2031	11,816	11,711	11,816	0.6%
Project Accelerate Parent, LLC (Revolver)	(19)	SF	5.25%	9.61%	2/22/2024	2/22/2031	3,125	—	—	0.0%
Prototek LLC	(21)	SF	8.35%	7.90% Cash/ 5.00% PIK	12/8/2022	12/8/2027	7,896	7,652	6,372	0.3%
Prototek LLC (Revolver)	(19)(21)	SF	8.35%	7.90% Cash/ 5.00% PIK	12/8/2022	12/8/2027	921	—	—	0.0%
Rampart Exterior Services Buyer, Inc.		SF	5.25%	9.59%	8/6/2024	8/6/2030	7,481	7,336	7,481	0.4%
Rampart Exterior Services Buyer, Inc. (Delayed Draw)	(19)(20)	SF	5.25%	9.59%	8/6/2024	8/6/2030	7,143	—	—	0.0%
Rampart Exterior Services Buyer, Inc. (Revolver)	(19)	SF	5.25%	9.59%	8/6/2024	8/6/2030	2,679	—	—	0.0%
Security Services Acquisition Sub Corp.	(6)(11)	SF	5.85%	10.19%	6/17/2024	9/30/2027	43,767	$43,767	$43,723	2.1%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Security Services Acquisition Sub Corp.	(6)(11)	SF	5.85%	10.19%	6/17/2024	9/30/2027	13,588	13,588	13,575	0.7%
Security Services Acquisition Sub Corp.	(6)(11)	SF	5.85%	10.19%	6/17/2024	9/30/2027	13,424	13,424	13,411	0.7%
Signal 88, LLC	(6)	SF	6.50%	11.05%	6/3/2024	6/3/2029	23,441	23,116	23,529	1.1%
Sunstates Security, LLC		SF	5.00%	9.34%	8/9/2024	8/9/2030	20,000	19,712	20,400	1.0%
Sunstates Security, LLC (Delayed Draw)	(19)(20)	SF	5.00%	9.34%	8/9/2024	8/9/2030	13,333	—	—	0.0%
Symplr Software, Inc.		SF	4.60%	9.19%	10/30/2024	2/9/2031	3,900	3,628	3,580	0.2%
Teneo Holdings LLC	(11)(35)	SF	4.75%	9.11%	10/18/2024	3/13/2031	8,194	8,124	8,280	0.4%
Thryv, Inc.	(12)	SF	6.75%	11.11%	5/15/2024	5/1/2029	7,750	7,677	7,895	0.4%
TIC Bidco Limited	(12)(23)(40)	SN	5.00%	9.70%	6/12/2024	6/14/2031	14,318	14,414	14,289	0.7%
Valkyrie Buyer, LLC	(6)	SF	5.00%	9.45%	5/6/2024	5/6/2031	18,050	17,793	18,005	0.9%
Valkyrie Buyer, LLC (Delayed Draw)	(19)(20)	SF	5.00%	9.40%	5/6/2024	5/6/2031	2,316	—	—	0.0%
Valkyrie Buyer, LLC (Delayed Draw)	(19)(20)	SF	5.00%	9.40%	5/6/2024	5/6/2031	3,088	—	—	0.0%
Valkyrie Buyer, LLC (Delayed Draw)	(19)(20)	SF	5.00%	9.40%	5/6/2024	5/6/2031	7,515	4,651	4,639	0.2%
Valkyrie Buyer, LLC (Delayed Draw)	(19)(20)	SF	5.00%	9.40%	11/8/2024	5/6/2031	6,667	—	—	0.0%
Valkyrie Buyer, LLC (Delayed Draw)	(19)(20)	SF	5.00%	9.40%	11/8/2024	5/6/2031	3,333	—	—	0.0%
Valkyrie Buyer, LLC (Revolver)	(19)	SF	5.00%	9.40%	5/6/2024	5/6/2031	3,509	—	—	0.0%
Vhagar Purchaser, LLC	(9)	SF	6.00%	10.59%	6/9/2023	6/11/2029	10,000	9,762	10,075	0.5%
Vhagar Purchaser, LLC (Delayed Draw)	(19)(20)	SF	6.00%	10.59%	6/9/2023	6/11/2029	2,222	500	504	0.0%
Vhagar Purchaser, LLC (Revolver)	(19)	SF	6.00%	10.59%	6/9/2023	6/11/2029	1,111	—	—	0.0%
WPEngine, Inc.	(7)(9)	SF	6.50%	10.90%	8/14/2023	8/14/2029	16,500	16,085	16,640	0.8%
WPEngine, Inc. (Revolver)	(19)	SF	6.50%	10.90%	8/14/2023	8/14/2029	1,650	—	—	0.0%
							1,068,437	798,291	807,675	39.2%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Services: Consumer
AMS Parent, LLC		SF	5.11%	9.47%	4/8/2024	10/25/2028	11,106	$10,975	$10,943	0.5%
Clydesdale Holdings, LLC	(6)	SF	6.40%	10.72%	12/28/2023	6/23/2028	4,950	4,848	4,977	0.2%
Clydesdale Holdings, LLC	(6)(7)	SF	6.40%	10.72%	7/19/2023	6/23/2028	4,950	4,854	4,977	0.2%
Clydesdale Holdings, LLC	(6)(8)(10)	SF	5.90%	10.22%	6/24/2022	6/23/2028	14,663	14,471	14,531	0.7%
Clydesdale Holdings, LLC	(11)	SF	5.90%	10.22%	6/24/2022	6/23/2028	20,853	20,853	20,666	1.0%
Clydesdale Holdings, LLC (Delayed Draw)	(19)(20)	SF	5.90%	10.22%	6/20/2024	6/23/2028	8,323	2,323	2,302	0.1%
Clydesdale Holdings, LLC (Revolver)	(19)	SF	5.90%	10.22%	6/24/2022	6/23/2028	4,523	—	—	0.0%
Expedited Travel, LLC	(7)(8)(9)(10)	SF	6.61%	11.17%	11/8/2023	11/8/2028	11,973	11,726	11,973	0.6%
Expedited Travel, LLC (Revolver)	(19)	SF	6.61%	11.17%	11/8/2023	11/8/2028	1,500	—	—	0.0%
Express Wash Acquisition Company, LLC		SF	6.76%	11.35%	7/14/2022	7/14/2028	9,985	9,945	9,948	0.5%
Express Wash Acquisition Company, LLC		SF	6.76%	11.35%	7/14/2022	7/14/2028	2,116	2,116	2,108	0.1%
Express Wash Acquisition Company, LLC (Revolver)	(19)	SF	6.76%	11.35%	7/14/2022	7/14/2028	536	295	294	0.0%
Light Wave Dental Management, LLC		SF	5.50%	9.85%	12/17/2024	6/29/2029	4,986	4,986	4,946	0.2%
Light Wave Dental Management, LLC		SF	5.50%	9.82%	7/16/2024	6/30/2029	532	517	528	0.0%
Light Wave Dental Management, LLC	(8)(9)(10)(11)	SF	5.50%	9.82%	6/30/2023	6/30/2029	27,088	26,412	26,871	1.3%
Light Wave Dental Management, LLC (Revolver)	(19)	SF	5.50%	9.82%	6/30/2023	6/30/2029	4,753	—	—	0.0%
Mammoth Holdings, LLC	(10)(11)	SF	6.00%	10.33%	11/15/2023	11/15/2030	21,600	21,214	21,773	1.1%
Mammoth Holdings, LLC		SF	6.00%	10.33%	11/15/2023	11/15/2030	5,429	5,429	5,472	0.3%
Mammoth Holdings, LLC (Revolver)	(19)	SF	6.00%	10.33%	11/15/2023	11/15/2029	2,727	—	—	0.0%
Russell Investments US Institutional Holdco, Inc.	(12)(35)	SF	6.50%	9.33% Cash/ 1.50% PIK	10/15/2024	5/30/2027	8,462	7,681	8,121	0.4%
Russell Investments US Institutional Holdco, Inc. (Revolver)	(12)(19)(35)	SF	6.00%	10.33%	10/7/2024	2/28/2028	1,240	—	—	0.0%
The Black Tux, LLC	(8)(9)(10)	SF	6.50%	10.84%	12/27/2023	12/27/2028	10,395	10,332	10,437	0.5%
The Black Tux, LLC (Delayed Draw)	(19)(20)	SF	6.50%	10.84%	12/27/2023	12/27/2028	1,944	—	—	0.0%
The Black Tux, LLC (Revolver)	(19)	SF	6.50%	10.84%	12/27/2023	12/27/2028	1,944	—	—	0.0%
The Gersh Agency, LLC	(12)(24)	SF	6.50%	11.11%	11/20/2024	11/20/2030	5,738	5,742	5,637	0.3%
The Gersh Agency, LLC	(12)(24)	SF	6.50%	11.11%	11/20/2024	11/20/2030	17,559	17,573	17,252	0.8%
The Gersh Agency, LLC	(11)	SF	6.25%	10.86%	12/13/2024	11/20/2030	6,417	6,307	6,305	0.3%
The Gersh Agency, LLC	(11)	SF	6.25%	10.86%	12/13/2024	11/20/2030	13,585	13,351	13,348	0.7%
The Gersh Agency, LLC (Delayed Draw)	(19)(20)	SF	6.25%	10.86%	11/20/2024	11/20/2030	12,270	—	—	0.0%
The Gersh Agency, LLC (Revolver)	(12)(19)(24)	SF	6.25%	10.86%	11/20/2024	11/20/2030	2,589	—	—	0.0%
The Gersh Agency, LLC (Revolver)	(19)	SF	6.25%	10.86%	11/20/2024	11/20/2030	5,059	1,297	1,274	0.1%
The Hertz Corporation	(12)	SF	3.61%	7.97%	6/21/2024	6/30/2028	8,285	8,128	7,491	0.4%
The Hertz Corporation	(12)	SF	3.61%	7.97%	6/21/2024	6/30/2028	1,618	1,587	1,463	0.1%
Ultra Clean Holdco LLC	(11)	SF	5.00%	9.59%	7/16/2024	7/1/2030	20,895	20,544	20,832	1.0%
Ultra Clean Holdco LLC (Delayed Draw)	(19)(20)	SF	5.00%	9.48%	7/16/2024	7/1/2030	7,496	2,996	2,987	0.1%
Ultra Clean Holdco LLC (Revolver)	(19)	SF	5.00%	9.48%	7/16/2024	7/1/2030	3,000	—	—	0.0%
							291,089	236,502	237,456	11.5%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Telecommunications
American Broadband and Telecommunications Company LLC (Delayed Draw)	(6)(19)(20)	P	12.00%	17.50% Cash/ 2.00% PIK	6/10/2022	6/10/2025	2,754	$2,625	$2,742	0.1%
American Broadband and Telecommunications Company LLC (Revolver)	(19)	P	12.00%	17.50% Cash/ 2.00% PIK	6/10/2022	6/10/2025	1,000	252	252	0.0%
Calabrio, Inc.	(7)	SF	5.50%	10.01%	12/19/2023	4/16/2027	1,167	1,167	1,170	0.1%
Calabrio, Inc.	(7)	SF	5.50%	10.01%	4/16/2021	4/16/2027	7,960	7,868	7,960	0.4%
Calabrio, Inc. (Revolver)	(19)	SF	5.50%	10.02%	4/16/2021	4/16/2027	963	413	413	0.0%
Commscope, Inc	(12)(35)	SF	3.25%	7.58%	10/24/2024	4/4/2026	3,088	3,018	3,053	0.2%
DataOnline Corp.	(7)(8)(9)(10)(11)	SF	5.40%	9.92%	11/13/2019	11/13/2026	34,675	34,622	34,762	1.7%
DataOnline Corp. (Revolver)	(19)	SF	5.40%	9.80%	11/13/2019	11/13/2026	3,701	555	555	0.0%
EOS Finco S.A.R.L.	(8)(12)(39)	SF	6.00%	10.28%	8/3/2022	8/20/2027	7,078	6,992	4,820	0.2%
MB Purchaser, LLC	(8)(10)	SF	4.75%	9.34%	1/3/2024	1/3/2030	14,887	14,628	14,887	0.7%
MB Purchaser, LLC (Delayed Draw)	(19)(20)	SF	4.75%	9.23%	1/3/2024	1/3/2030	12,461	6,211	6,211	0.3%
MB Purchaser, LLC (Revolver)	(19)	SF	4.75%	9.23%	1/3/2024	1/3/2030	2,500	—	—	0.0%
Patagonia Holdco LLC	(6)(12)	SF	5.75%	10.27%	8/5/2022	8/1/2029	14,663	12,655	13,130	0.7%
Radiate Holdco, LLC	(35)	SF	3.25%	7.58%	10/24/2024	10/30/2026	12,500	11,040	10,965	0.5%
Sandvine Corporation	(6)(21)	SF	9.00%	13.25%	10/2/2024	10/3/2025	216	215	217	0.0%
Sandvine Corporation	(6)(21)	SF	9.00%	13.25%	10/2/2024	10/3/2025	43	43	43	0.0%
Sandvine Corporation (Delayed Draw)	(6)(19)(20)(21)	SF	9.00%	13.25%	10/2/2024	10/3/2025	86	—	—	0.0%
							119,742	102,304	101,180	4.9%
Transportation: Cargo
Dusk Acquisition II Corporation	(10)	SF	6.00%	10.33%	7/12/2024	7/12/2029	27,651	27,133	27,651	1.3%
Dusk Acquisition II Corporation		SF	6.00%	10.33%	11/29/2024	7/12/2029	37,177	36,443	37,177	1.8%
Epika Fleet Services, Inc.	(6)(8)	SF	6.00%	10.34%	3/18/2024	3/18/2029	16,873	16,571	16,943	0.8%
Epika Fleet Services, Inc.	(11)	SF	6.00%	10.34%	3/18/2024	3/18/2029	9,734	9,646	9,775	0.5%
Epika Fleet Services, Inc. (Delayed Draw)	(19)(20)	SF	6.00%	10.34%	3/18/2024	3/18/2029	4,890	2,733	2,744	0.1%
Epika Fleet Services, Inc. (Delayed Draw)	(19)(20)	SF	6.00%	10.45%	12/5/2024	3/18/2029	6,533	2,120	2,128	0.1%
Epika Fleet Services, Inc. (Revolver)	(19)	SF	6.00%	10.34%	3/18/2024	3/18/2029	3,696	656	656	0.0%
Fiasco Enterprises, LLC		SF	6.61%	11.17%	5/6/2022	5/6/2027	6,843	6,775	6,702	0.3%
Fiasco Enterprises, LLC	(6)	SF	6.61%	11.17%	12/15/2022	5/6/2027	8,253	8,102	8,084	0.4%
Fiasco Enterprises, LLC (Revolver)	(19)	SF	6.61%	11.17%	5/6/2022	5/6/2027	1,750	—	—	0.0%
Randys Holdings, Inc.	(6)(7)(9)	SF	6.25%	10.58%	11/1/2022	11/1/2029	16,705	16,342	16,705	0.8%
Randys Holdings, Inc. (Delayed Draw)	(19)(20)	SF	6.25%	10.82%	11/1/2022	11/1/2029	5,673	1,679	1,679	0.1%
Randys Holdings, Inc. (Revolver)	(19)	SF	5.00%	9.33%	11/1/2022	11/1/2029	2,273	772	772	0.0%
RS Acquisition, LLC	(7)	SF	8.10%	10.65% Cash/ 2.00% PIK	12/13/2021	12/14/2026	10,927	10,829	10,125	0.5%
RS Acquisition, LLC		SF	8.10%	10.65% Cash/ 2.00% PIK	12/13/2021	12/14/2026	10,098	10,098	9,356	0.5%
RS Acquisition, LLC (Revolver)	(19)	SF	8.10%	10.65% Cash/ 2.00% PIK	12/13/2021	12/14/2026	1,284	905	838	0.1%
							170,360	150,804	151,335	7.3%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Wholesale
IF & P Holdings Company, LLC	(6)(8)	SF	5.63%	10.05%	10/6/2022	10/3/2028	23,389	$22,976	$23,389	1.1%
IF & P Holdings Company, LLC	(6)	SF	6.00%	10.43%	5/25/2023	10/3/2028	6,567	6,405	6,567	0.3%
IF & P Holdings Company, LLC		SF	5.25%	9.68%	7/30/2024	10/3/2028	1,106	1,091	1,106	0.1%
IF & P Holdings Company, LLC (Delayed Draw)	(19)(20)	SF	5.63%	10.05%	7/30/2024	10/3/2028	959	—	—	0.0%
IF & P Holdings Company, LLC (Revolver)	(19)	SF	5.63%	10.06%	10/6/2022	10/3/2028	5,296	2,825	2,825	0.1%
S&S Holdings LLC	(8)	SF	5.00%	9.36%	10/31/2024	10/1/2031	9,975	9,828	9,972	0.5%
S&S Holdings LLC	(6)	SF	5.10%	9.46%	3/10/2021	3/10/2028	2,888	2,840	2,885	0.2%
							50,180	45,965	46,744	2.3%
Total Non-Controlled/Non-Affiliate Senior Secured Loans							4,255,208	3,430,035	3,450,415	167.5%

Unitranche Secured Loans (13)
Beverage, Food & Tobacco
Gargoyle Enterprises, Inc. (Revolver)	(26)	SF	12.00%	16.53%	11/3/2023	11/3/2026	1,000	1,000	997	0.1%
Off Hours Spirits, Inc. / Hour Barrel, LLC (Revolver)	(19)(27)	SF	10.00%	12.34% Cash/ 2.00% PIK	12/8/2023	12/8/2026	338	204	203	0.0%
							1,338	1,204	1,200	0.1%
Construction & Building
Inversiones DP6 (BVI) Numero Dos, Ltd.	(12)(38)	n/a	n/a	9.00% Cash/ 4.75% PIK	10/14/2022	10/14/2026	27,231	27,231	27,468	1.3%
							27,231	27,231	27,468	1.3%
Consumer Goods: Durable
Jumpstart Holdco, Inc.	(6)	SF	5.65%	10.27%	4/19/2022	4/19/2028	22,971	22,689	21,467	1.0%
							22,971	22,689	21,467	1.0%
Media: Advertising, Printing & Publishing
New Engen, Inc.	(7)(8)	SF	5.11%	9.67%	12/3/2021	12/3/2026	9,203	9,132	9,203	0.4%
New Engen, Inc.	(7)(8)	SF	5.11%	9.67%	12/27/2021	12/3/2026	7,772	7,772	7,772	0.4%
New Engen, Inc.	(9)	SF	5.11%	9.67%	9/17/2024	12/3/2026	2,346	2,306	2,393	0.1%
							19,321	19,210	19,368	0.9%
Media: Diversified & Production
Park County Holdings, LLC		SF	6.75%	11.09%	11/29/2023	11/29/2029	45,000	44,428	45,000	2.2%
							45,000	44,428	45,000	2.2%
Services: Business
ASG II, LLC	(6)	SF	6.40%	10.99%	5/25/2022	5/25/2028	15,000	14,800	14,981	0.8%
ASG II, LLC		SF	6.40%	10.99%	5/25/2022	5/25/2028	2,250	2,250	2,247	0.1%
Onit, Inc.	(6)	SF	7.40%	12.01%	12/20/2021	5/2/2025	16,800	16,755	16,800	0.8%
							34,050	33,805	34,028	1.7%
Total Non-Controlled/Non-Affiliate Unitranche Secured Loans							149,911	148,567	148,531	7.2%

Junior Secured Loans
Aerospace & Defense
API Holdings III Corp.		SF	7.00%	5.36% Cash/ 6.00% PIK	11/3/2023	5/9/2027	1,792	1,790	1,398	0.1%
							1,792	1,790	1,398	0.1%
Automotive
First Brands Group, LLC	(8)(11)	SF	8.76%	13.35%	12/11/2023	3/30/2028	14,436	14,003	13,137	0.6%
							14,436	14,003	13,137	0.6%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Capital Equipment
Adept AG Holdings, LLC	(12)(22)	SF	6.40%	10.72% PIK	10/30/2024	8/11/2027	1,763	$1,823	$1,674	0.1%
Adept AG Holdings, LLC	(12)(22)	n/a	n/a	10.25%	10/30/2024	8/11/2027	4,796	4,962	2,037	0.1%
Adept AG Holdings, LLC	(12)(16)(22)	n/a	n/a	n/a	12/30/2024	8/11/2027	83	83	—	0.0%
Adept AG Holdings, LLC		SF	6.15%	10.47% PIK	10/30/2024	8/11/2027	1,484	1,473	1,409	0.0%
Adept AG Holdings, LLC		n/a	n/a	10.00%	10/30/2024	8/11/2027	4,038	4,013	1,715	0.1%
Adept AG Holdings, LLC	(16)	n/a	n/a	n/a	12/30/2024	8/11/2027	68	68	—	0.0%
							12,232	12,422	6,835	0.3%
Construction & Building
601 Lafayette Mezz LLC (Delayed Draw)	(12)(19)(20)	SF	8.74%	13.59%	7/17/2024	2/9/2028	20,500	—	—	0.0%
601 Lafayette Mezz LLC (Delayed Draw)	(12)(19)(20)	SF	8.74%	13.59%	7/17/2024	2/9/2028	20,500	—	—	0.0%
Jesse Studio Mezz, LLC (Delayed Draw)	(12)(19)(20)	SF	9.00%	13.55%	6/7/2024	6/7/2027	41,930	34,097	34,404	1.7%
Sundy Village West Mezz Borrower, LLC (Delayed Draw)	(12)(19)(20)	SF	10.00%	14.48%	12/21/2023	1/15/2027	37,349	27,184	27,772	1.3%
Sundy Village West Mezz Borrower, LLC (Delayed Draw)	(12)(19)(20)	SF	11.25%	15.73% PIK	12/21/2023	1/15/2027	13,212	3,573	3,598	0.2%
							133,491	64,854	65,774	3.2%
Consumer Goods: Non-Durable
Thrasio, LLC	(21)	SF	10.26%	14.89% PIK	6/18/2024	6/18/2029	1,763	1,763	1,397	0.1%
							1,763	1,763	1,397	0.1%
FIRE: Real Estate
Avison Young (USA) Inc.	(12)(21)(37)	SF	8.26%	6.15% Cash/ 6.50% PIK	4/26/2019	3/12/2029	1,892	1,790	1,495	0.1%
Avison Young (USA) Inc.	(12)(21)(37)	SF	8.26%	6.15% Cash/ 6.50% PIK	4/26/2019	3/12/2029	647	612	380	0.0%
KT Naples UB LLC (Delayed Draw)	(12)(19)(20)	SF	12.00%	17.00%	4/8/2024	4/8/2026	14,250	9,598	9,629	0.5%
Witkoff/Monroe 700 JV LLC	(12)	n/a	n/a	8.00% Cash/ 4.00% PIK	7/26/2024	10/1/2026	455	455	455	0.0%
Witkoff/Monroe 700 JV LLC	(12)	n/a	n/a	8.00% Cash/ 4.00% PIK	7/2/2021	10/1/2026	10,044	10,044	10,033	0.5%
Witkoff/Monroe 700 JV LLC	(12)	n/a	n/a	8.00% Cash/ 4.00% PIK	5/16/2023	10/1/2026	1,737	1,737	1,736	0.1%
Witkoff/Monroe 700 JV LLC	(12)	n/a	n/a	8.00% Cash/ 4.00% PIK	9/25/2023	10/1/2026	3,117	3,117	3,114	0.2%
Witkoff/Monroe 700 JV LLC	(12)	n/a	n/a	8.00% Cash/ 4.00% PIK	5/8/2024	10/1/2026	2,137	2,137	2,135	0.1%
							34,279	29,490	28,977	1.5%
Healthcare & Pharmaceuticals
Radiology Partners, Inc.		SF	5.26%	8.28% Cash/ 1.50% PIK	5/30/2024	1/31/2029	17,327	16,722	17,166	0.8%
							17,327	16,722	17,166	0.8%
High Tech Industries
Arcserve Cayman Opco LP (fka Arcstor Midco, LLC)	(21)	n/a	n/a	n/a	3/16/2021	3/16/2027	988	968	—	0.0%
Arcserve Cayman Opco LP (fka Arcstor Midco, LLC)	(21)	n/a	n/a	9.00% PIK	8/29/2023	1/2/2029	430	401	468	0.0%
Arcserve Cayman Opco LP (fka Arcstor Midco, LLC)	(21)	n/a	n/a	9.00% PIK	7/14/2023	1/2/2029	440	401	478	0.0%
							1,858	1,770	946	0.0%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Media: Broadcasting & Subscription
Vice Acquisition Holdco, LLC	(21)(28)	n/a	n/a	n/a	5/2/2019	n/a	477	$477	$—	0.0%
Vice Acquisition Holdco, LLC	(21)(28)	n/a	n/a	n/a	5/2/2019	n/a	150	150	—	0.0%
Vice Acquisition Holdco, LLC	(21)(28)	n/a	n/a	n/a	5/2/2019	n/a	57	57	—	0.0%
Vice Acquisition Holdco, LLC	(21)(28)	n/a	n/a	n/a	11/4/2019	n/a	92	92	—	0.0%
Vice Acquisition Holdco, LLC	(21)	SF	8.26%	12.85% PIK	7/31/2023	1/31/2028	503	503	246	0.0%
Vice Acquisition Holdco, LLC	(21)	SF	8.26%	12.85% PIK	7/31/2023	1/31/2028	152	152	74	0.0%
Vice Acquisition Holdco, LLC	(21)	SF	8.26%	12.85% PIK	9/8/2023	1/31/2028	265	265	130	0.0%
Vice Acquisition Holdco, LLC	(21)	SF	8.26%	12.85% PIK	7/31/2023	1/31/2028	396	396	—	0.0%
							2,092	2,092	450	0.0%
Media: Diversified & Production
Research Now Group, Inc. and Survey Sampling International, LLC	(6)	SF	5.76%	10.29%	7/15/2024	10/15/2028	3,629	3,658	3,396	0.2%
Streamland Media MidCo LLC	(21)	SF	9.76%	11.34% Cash/ 2.75% PIK	8/26/2019	3/31/2025	1,825	1,825	1,212	0.1%
Streamland Media MidCo LLC	(21)	SF	9.76%	11.34% Cash/ 2.75% PIK	3/7/2022	3/31/2025	494	492	328	0.0%
							5,948	5,975	4,936	0.3%
Telecommunications
Sandvine Corporation	(6)(21)	n/a	n/a	2.00%	3/8/2021	6/28/2027	929	924	221	0.0%
							929	924	221	0.0%
Total Non-Controlled/Non-Affiliate Junior Secured Loans							226,147	151,805	141,237	6.9%

Equity Securities (14)(15)(16)
Automotive
Lifted Trucks Holdings, LLC (158,730 Class A shares)	(17)	—	—	—	8/2/2021	—	—	159	174	0.0%
								159	174	0.0%
Banking
MV Receivables II, LLC (1,822 shares of common stock)	(12)(17)	—	—	—	7/29/2021	—	—	750	—	0.0%
MV Receivables II, LLC (warrant to purchase up to 1.0% of the equity)	(12)(17)	—	—	—	7/28/2021	7/28/2031	—	453	—	0.0%
								1,203	—	0.0%
Beverage, Food & Tobacco
Sabrosura Foods, LLC et al (171,429 Class A interests)		—	—	—	10/18/2019	—	—	171	—	0.0%
Sabrosura Foods, LLC et al (7,022 Class AA units)		—	—	—	11/22/2022	—	—	10	—	0.0%
Sabrosura Foods, LLC et al (8,322 Class AAA units)		—	—	—	3/17/2023	—	—	8	—	0.0%
								189	—	0.0%
Capital Equipment
Adept AG Holdings, LLC (314,584 Class A preferred units)	(17)	—	—	—	8/11/2022	—	—	650	—	0.0%
Adept AG Holdings, LLC (45,874 Series B units)	(17)	—	—	—	8/1/2023	—	—	46	—	0.0%
Adept AG Holdings, LLC (67,283 Series C preferred units)	(17)	—	—	—	12/20/2023	—	—	67	—	0.0%
Adept AG Holdings, LLC (325 Series L units)	(17)	—	—	—	10/30/2024	—	—	—	—	0.0%
								763	—	0.0%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Construction & Building
Harlem Acquisition, LLC (1,523,811 Class A units)		—	—	—	11/7/2024	—	—	$1,524	$1,524	0.1%
MEI Buyer LLC (2,275 units)		—	—	—	6/29/2023	—	—	2,275	3,413	0.1%
								3,799	4,937	0.2%
Consumer Goods: Durable
Independence Buyer, Inc. (169 Class A units)		—	—	—	8/3/2021	—	—	169	52	0.0%
Jumpstart Holdco, Inc. (1,566,667 Class A units)		—	—	—	4/19/2022	—	—	1,567	754	0.0%
								1,736	806	0.0%
Consumer Goods: Non-Durable
Thrasio, LLC (2,162,506 units)		—	—	—	6/18/2024	—	—	—	—	0.0%
Thrasio, LLC (31,764 shares of common stock)		—	—	—	6/18/2024	—	—	3,192	874	0.0%
								3,192	874	0.0%
Energy: Oil & Gas
Talos Energy Inc. (12,138 shares of common stock)	(6)(12)(29)	—	—	—	3/4/2024	—	—	132	118	0.0%
								132	118	0.0%
Environmental Industries
Quest Resource Management Group, LLC (warrant to purchase up to 0.2% of the equity)		—	—	—	10/19/2020	3/17/2028	—	67	306	0.0%
Quest Resource Management Group, LLC (warrant to purchase up to 0.2% of the equity)		—	—	—	10/19/2021	3/17/2028	—	—	214	0.0%
StormTrap, LLC (640,000 Class A preferred units)	(17)	n/a	n/a	8.00% PIK	3/25/2022	—	—	640	640	0.0%
StormTrap, LLC (640,000 Class A common units)	(17)	—	—	—	3/25/2022	—	—	—	407	0.0%
Volt Bidco, Inc. (878 shares of common stock)		—	—	—	8/11/2021	—	—	891	1,092	0.2%
								1,598	2,659	0.2%
FIRE: Finance
Bench Walk Lead, LLC (commitment to purchase up to 3.2% of the equity)	(12)(17)	—	—	—	6/12/2023	—	—	1,600	1,638	0.1%
J2 BWA Funding LLC (0.3% profit sharing)	(12)(17)	—	—	—	12/24/2020	—	—	—	52	0.0%
J2 BWA Funding III, LLC (commitment to purchase up to 3.8% of the equity)	(12)(17)(30)	—	—	—	4/29/2022	—	—	443	443	0.0%
								2,043	2,133	0.1%
FIRE: Real Estate
Avison Young (USA) Inc. (2,036,442 Class A preferred shares)	(12)(21)(37)	n/a	n/a	12.50% PIK	9/1/2022	—	—	2,036	774	0.0%
Avison Young (USA) Inc. (1,521 Class F common shares)	(12)(37)	—	—	—	9/1/2022	—	—	1,234	—	0.0%
InsideRE, LLC (284,853 Class A common units)	(17)	—	—	—	9/9/2019	—	—	420	412	0.0%
Lessen LLC (128,737 preferred units)		—	—	—	1/5/2023	—	—	1,667	1,407	0.1%
Residential Homes for Rent LLC (446,794 Series A preferred units)	(12)(17)	—	—	—	3/5/2024	—	—	1,950	1,663	0.1%
Residential Homes for Rent LLC (warrant to purchase up to 1.2% of the equity)	(12)(17)	—	—	—	3/5/2024	3/5/2034	—	—	777	0.0%
Witkoff/Monroe 700 JV LLC (2,992 preferred units)	(12)(17)	—	—	—	7/2/2021	—	—	3	5,200	0.3%
								7,310	10,233	0.5%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Healthcare & Pharmaceuticals
Ascent Midco, LLC (725,806 Class A units)	(17)	n/a	n/a	8.00% PIK	2/5/2020	—	—	$726	$629	0.0%
Bluesight, Inc. (528 Class A preferred units)		n/a	n/a	9.00% PIK	7/17/2023	—	—	528	528	0.0%
Bluesight, Inc. (282,635 Class B common units)		—	—	—	7/17/2023	—	—	—	—	0.0%
Caravel Autism Health, LLC (3,600 Class A units)	(17)	n/a	n/a	8.00% PIK	6/11/2024	—	—	3,600	3,600	0.2%
Caravel Autism Health, LLC (4,011 Class B units)	(17)	—	—	—	6/11/2024	—	—	—	521	0.0%
Dorado Acquisition, Inc. (531,783 Class A-1 units)		—	—	—	6/30/2021	—	—	578	390	0.0%
Dorado Acquisition, Inc. (531,783 Class A-2 units)		—	—	—	6/30/2021	—	—	—	—	0.0%
Evolve Biologics Inc. (warrant to purchase up to 1.5% of the equity)	(12)	—	—	—	12/20/2022	12/20/2032	—	—	—	0.0%
Evolve Biologics Inc. (warrant to purchase up to 1.2% of the equity)	(6)(12)	—	—	—	1/18/2024	1/18/2034	—	—	111	0.0%
Forest Buyer, LLC (906 Class A units)	(17)	n/a	n/a	8.00% PIK	3/15/2024	—	—	906	841	0.1%
Forest Buyer, LLC (906 Class B units)	(17)	—	—	—	3/15/2024	—	—	—	849	0.1%
INH Buyer, Inc. (2,713,147 A-1 units)		—	—	—	12/16/2024	—	—	—	—	0.0%
INH Buyer, Inc. (3 preferred stock)		—	—	—	12/16/2024	—	—	—	—	0.0%
KL Moon Acquisition, LLC (0.3% of the equity)		—	—	—	1/31/2023	—	—	1,010	229	0.0%
NationsBenefits, LLC (369,827 Series B units)	(17)	n/a	n/a	5.00% PIK	8/20/2021	—	—	2,498	5,523	0.3%
NationsBenefits, LLC (326,667 common units)	(17)	—	—	—	8/20/2021	—	—	468	2,805	0.1%
NQ PE Project Colosseum Midco Inc. (1,364,614 common units)		—	—	—	10/4/2022	—	—	1,366	278	0.0%
Seran BioScience, LLC (26,666 common units)		—	—	—	7/30/2024	—	—	267	637	0.0%
Vero Biotech Inc. (warrant to purchase up to 2.3% of the equity)		—	—	—	12/29/2023	12/29/2033	—	—	182	0.0%
Xpress Wellness, LLC (18,310 Series A units)		—	—	—	5/8/2024	—	—	18,310	18,535	0.9%
								30,257	35,658	1.7%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
High Tech Industries
Arcserve Cayman Opco LP (fka Arcstor Midco, LLC) (157,895 Class A common units)		—	—	—	3/16/2021	—	—	$10,982	$1,474	0.1%
Arcserve Cayman Opco LP (fka Arcstor Midco, LLC) (294,118 Class B common units)		—	—	—	1/2/2024	—	—	—	2,745	0.1%
Arcserve Cayman GP LLC (fka Arcstor Midco, LLC) (157,895 Class A common units)		—	—	—	1/2/2024	—	—	—	—	0.0%
Arcserve Cayman GP LLC (fka Arcstor Midco, LLC) (294,118 Class B common units)		—	—	—	1/2/2024	—	—	—	—	0.0%
Catalyst Data Holdings, Inc. (4,177 common units)	(34)	—	—	—	12/13/2024	—	—	4,178	4,178	0.2%
Douglas Holdings, Inc. (573,847 Class A common units)		—	—	—	8/27/2024	—	—	574	597	0.0%
Drawbridge Partners, LLC (652,174 Class A-1 units)		—	—	—	9/1/2022	—	—	652	783	0.1%
Jobnimbus Holdings, LLC (214,092 common units)		—	—	—	11/6/2024	—	—	790	790	0.1%
Optomi, LLC (278 Class A units)	(17)	—	—	—	12/16/2021	—	—	278	529	0.0%
Recorded Future, Inc. (40,243 Class A units)	(31)	—	—	—	7/3/2019	—	—	25	93	0.0%
Reorganized Mobileum AcquisitionCo, LLC (fka Matrix Parent, Inc.) (37,185 shares of common stock)	(6)	—	—	—	9/12/2024	—	—	1,877	735	0.0%
Sparq Holdings, Inc. (600,000 common units)		—	—	—	6/15/2023	—	—	600	645	0.0%
Unanet, Inc. (1,621,053 shares of common stock)		—	—	—	12/5/2022	—	—	1,622	2,804	0.1%
ZI Intermediate II, Inc. (3,790 shares of common stock)		—	—	—	5/13/2024	—	—	3,790	3,920	0.2%
								25,368	19,293	0.9%
Hotels, Gaming & Leisure
Equine Network, LLC (92 Class A units)	(17)	—	—	—	12/31/2020	—	—	95	123	0.0%
								95	123	0.0%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Media: Advertising, Printing & Publishing
95 Percent Buyer, LLC (385,027 Class A units)	(17)	n/a	n/a	8.00% PIK	11/24/2021	—	—	$385	$948	0.1%
Calienger Holdings, L.L.C. (568,181 Class A units)	(17)	—	—	—	10/21/2022	—	—	568	568	0.0%
New Engen, Inc. (417 preferred units)		n/a	n/a	8.00% PIK	12/27/2021	—	—	417	532	0.0%
New Engen, Inc. (5,067 Class B common units)		—	—	—	12/27/2021	—	—	5	1	0.0%
Really Great Reading Company, Inc. (369 Series A units)		—	—	—	12/9/2022	—	—	369	329	0.0%
Relevate Health Group, LLC (96 preferred units)		n/a	n/a	12.00% PIK	11/20/2020	—	—	96	63	0.0%
Relevate Health Group, LLC (96 Class B common units)		—	—	—	11/20/2020	—	—	—	—	0.0%
Relevate Health Group, LLC (14 Class X common units)		—	—	—	11/14/2024	—	—	—	—	0.0%
Relevate Health Group, LLC (14 Class X preferred units)		n/a	n/a	12.00% PIK	11/14/2024	—	—	14	14	0.0%
Spherix Global Inc. (52 Class A-2 units)		—	—	—	6/10/2024	—	—	52	12	0.0%
Spherix Global Inc. (333 Class A units)		—	—	—	12/22/2021	—	—	333	—	0.0%
XanEdu Publishing, Inc. (65,104 Class A units)		n/a	n/a	8.00% PIK	1/28/2020	—	—	65	278	0.0%
								2,304	2,745	0.1%
Media: Broadcasting & Subscription
Vice Acquisition Holdco, LLC (1,110,000 Class A units)		—	—	—	7/31/2023	—	—	1,110	—	0.0%
								1,110	—	0.0%
Media: Diversified & Production
Chess.com, LLC (5 Class A units)	(17)	—	—	—	12/31/2021	—	—	188	100	0.0%
Research Now Group, Inc. and Survey Sampling International, LLC (50,029 shares of common stock)	(6)	—	—	—	7/15/2024	—	—	1,525	888	0.1%
Streamland Media MidCo LLC (warrant to purchase up to 0.2% of the equity)		—	—	—	9/27/2024	—	—	—	—	0.0%
Streamland Media MidCo LLC (warrant to purchase up to 0.1% of the equity)		—	—	—	12/10/2024	—	—	—	—	0.0%
								1,713	988	0.1%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Services: Business
A360, Inc. (838 common units)		n/a	n/a	13.00% PIK	12/19/2024	—	—	$888	$888	0.1%
Argano, LLC (62,574 common units)	(17)	—	—	—	6/10/2021	—	—	317	533	0.0%
Cosmos Bidco, Inc. (2,250,000 Class A Membership Interest)		—	—	—	9/15/2023	—	—	2,250	2,780	0.1%
ecMarket Inc. and Conexiom US Inc. (96,603 preferred shares)	(12)(37)	—	—	—	9/21/2021	—	—	723	714	0.0%
Edustaff, LLC (591 shares of common stock)	(17)	—	—	—	12/8/2022	—	—	591	1,025	0.1%
JDX Studio, LLC (799,232 Class A preferred units)	(17)	n/a	n/a	10.00% PIK	11/14/2024	—	—	800	800	0.0%
Northeast Contracting Company, LLC (5,364,700 Class A-2 units)	(17)	—	—	—	8/16/2024	—	—	5,365	5,447	0.3%
Onix Networking Corp. (2,000,000 shares of common stock)		—	—	—	10/2/2023	—	—	2,000	1,802	0.1%
Parkhub, Inc. (1,049,936 Series A preferred units)		n/a	n/a	8.00% PIK	4/9/2024	—	—	1,500	1,502	0.1%
Rampart Exterior Services Buyer, Inc. (2,206 Series A-2 preferred units)		n/a	n/a	10.00% PIK	8/6/2024	—	—	2,206	2,176	0.1%
Respida Software Equity CI LP (5,000,000 Series B Preferred Units)	(17)	—	—	—	4/9/2024	—	—	4,850	5,039	0.3%
Skillsoft Corp. (1,308 Class A shares)	(6)(12)(29)	—	—	—	6/11/2021	—	—	508	31	0.0%
								21,998	22,737	1.2%
Services: Consumer
Express Wash Acquisition Company, LLC (34,944 Class A common units)	(17)	—	—	—	11/15/2023	—	—	—	—	0.0%
Express Wash Acquisition Company, LLC (35 Class A preferred units)	(17)	n/a	n/a	8.00% PIK	11/15/2023	—	—	35	15	0.0%
Express Wash Acquisition Company, LLC (164,381 Class B common units)	(17)	—	—	—	11/15/2023	—	—	—	—	0.0%
Express Wash Acquisition Company, LLC (164 Class B preferred units)	(17)	—	—	—	11/15/2023	—	—	169	—	0.0%
IDIG Parent, LLC (192,908 shares of common stock)	(17)(41)	—	—	—	1/4/2021	—	—	197	188	0.0%
Light Wave Dental Management, LLC (314,621 Class A units)	(17)	—	—	—	6/30/2023	—	—	3,147	2,829	0.1%
								3,548	3,032	0.1%
Telecommunications
American Broadband and Telecommunications Company LLC (warrant to purchase up to 0.4% of the equity)		—	—	—	6/10/2022	6/10/2032	—	84	68	0.0%
Sandvine Corporation (23,212 Class A units)	(6)	—	—	—	6/28/2024	—	23	—	—	0.0%
								84	68	0.0%
Transportation: Cargo
Epika Fleet Services, Inc. (44,348 preferred units)		—	—	—	3/18/2024	—	—	1,109	1,129	0.1%
RS Acquisition, LLC (838,077 common units)	(17)	—	—	—	1/12/2022	—	—	1,439	288	0.0%
RS Acquisition, LLC (46,462 Series A preferred units)	(17)	n/a	n/a	10.00% PIK	12/30/2024	—	—	46	47	0.0%
								2,594	1,464	0.1%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Utilities: Electric
Central Moloney, LLC (6,029 Class A preferred units)		n/a	n/a	10.00% PIK	10/20/2023	—	—	$3,509	$3,509	0.2%
Central Moloney, LLC (6,029 Class B common units)		—	—	—	10/20/2023	—	—	996	10,189	0.5%
Central Moloney, LLC (63 Class G units)		—	—	—	4/4/2024	—	—	—	66	0.0%
								4,505	13,764	0.7%
Wholesale
IF & P Holdings Company, LLC (1,566 Class A preferred units)		—	—	—	10/3/2022	—	—	1,566	1,229	0.1%
IF & P Holdings Company, LLC (1,566 Class B common units)		—	—	—	10/3/2022	—	—	10	—	0.0%
								1,576	1,229	0.1%
Total Non-Controlled/Non-Affiliate Equity Securities								117,276	123,035	6.0%
Total Non-Controlled/Non-Affiliate Company Investments								$3,847,683	$3,863,218	187.6%

Non-Controlled Affiliate Company Investments (18)
Senior Secured Loans
Automotive
BTR Opco LLC (fka Born to Run, LLC) (Delayed Draw)	(19)(20)(21)	SF	8.76%	13.08% PIK	6/21/2024	12/31/2027	1,463	1,046	1,131	0.0%
							1,463	1,046	1,131	0.0%
Healthcare & Pharmaceuticals
Summit Professional Education, LLC	(11)	SF	6.36%	10.92%	4/25/2024	4/25/2029	10,249	10,061	10,244	0.5%
Summit Professional Education, LLC (Revolver)	(19)	SF	6.25%	10.80%	4/25/2024	4/25/2029	1,471	1,145	1,145	0.0%
Whistler Parent Holdings III, Inc. (Delayed Draw)	(19)(20)	SF	6.85%	5.44% Cash/ 5.75% PIK	5/28/2024	6/2/2028	3,954	1,980	1,980	0.1%
Whistler Parent Holdings III, Inc. (Revolver)	(19)	SF	6.85%	5.44% Cash/ 5.75% PIK	10/25/2024	6/2/2028	1,977	1,539	1,539	0.1%
							17,651	14,725	14,908	0.7%
Services: Business
Nastel Technologies, LLC	(7)	SF	6.61%	11.17%	9/21/2022	9/21/2027	3,500	3,451	3,478	0.2%
Nastel Technologies, LLC (Revolver)	(19)	SF	6.61%	11.17%	9/21/2022	9/21/2027	368	—	—	0.0%
Zodega Landscaping, LLC	(6)	SF	7.86%	12.42%	10/6/2023	10/6/2028	12,375	11,944	12,431	0.6%
Zodega Landscaping, LLC (Revolver)	(19)	SF	7.86%	12.42%	10/6/2023	10/6/2028	1,984	992	992	0.0%
							18,227	16,387	16,901	0.8%
Transportation: Cargo
SheerTrans Solutions, LLC		SF	8.11%	8.46% Cash/ 4.00% PIK	7/29/2022	7/29/2027	5,261	5,200	5,261	0.3%
SheerTrans Solutions, LLC		SF	8.11%	8.46% Cash/ 4.00% PIK	2/15/2024	7/29/2027	1,503	1,478	1,503	0.1%
SheerTrans Solutions, LLC (Revolver)	(19)	SF	8.11%	8.46% Cash/ 4.00% PIK	7/29/2022	7/29/2027	1,511	998	998	0.0%
							8,275	7,676	7,762	0.4%
Total Non-Controlled Affiliate Senior Secured Loans							45,616	39,834	40,702	1.9%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)

Junior Secured Loans
Automotive
BTR Opco LLC (fka Born to Run, LLC)	(21)	n/a	n/a	7.50% PIK	6/21/2024	12/31/2027	1,829	$1,692	$1,177	0.1%
BTR Opco LLC (fka Born to Run, LLC)	(21)	n/a	n/a	5.00% PIK	6/21/2024	12/31/2027	9,423	8,716	—	0.0%
							11,252	10,408	1,177	0.1%
FIRE: Real Estate
SFR Holdco, LLC	(12)	n/a	n/a	8.00%	8/6/2021	8/11/2028	5,850	5,850	5,593	0.3%
SFR Holdco, LLC	(12)	n/a	n/a	8.00%	3/1/2022	8/11/2028	4,387	4,387	4,631	0.2%
SFR Holdco 2, LLC (Delayed Draw)	(12)(19)(20)	n/a	n/a	8.00%	10/24/2024	10/23/2029	5,119	2,267	2,267	0.1%
							15,356	12,504	12,491	0.6%
Healthcare & Pharmaceuticals
Whistler Parent Holdings III, Inc.		SF	6.85%	5.44% Cash/ 5.75% PIK	10/25/2024	6/2/2028	26,371	26,085	22,772	1.1%
							26,371	26,085	22,772	1.1%
Total Non-Controlled Affiliate Junior Secured Loans							52,979	48,997	36,440	1.8%
Equity Securities (15)(16)(18)
Automotive
BTR Opco LLC (fka Born To Run, LLC) (659 Class A common units)		—	—	—	6/21/2024	—	—	639	—	0.0%
								639	—	0.0%
FIRE: Finance
Triad Financial Services, Inc. ($4,803 of $41,855 equity commitment)	(12)(32)	—	—	—	6/13/2024	—	—	4,803	4,803	0.2%
								4,803	4,803	0.2%
FIRE: Real Estate
SFR Holdco, LLC (13.9% of equity commitments)	(12)	—	—	—	8/6/2021	—	—	3,900	4,797	0.2%
SFR Holdco, LLC (10.5% of equity commitments)	(12)	—	—	—	3/1/2022	—	—	2,925	3,597	0.2%
SFR Holdco 2, LLC (24.4% of equity commitments)	(12)	—	—	—	10/24/2024	—	—	1,510	1,510	0.1%
								8,335	9,904	0.5%
Healthcare & Pharmaceuticals
Summit Professional Education, LLC (16,676 Class A units)	(17)	—	—	—	4/25/2024	—	—	16,676	16,676	0.8%
Whistler Parent Holdings III, Inc. (518,970 Series A preferred stock)		—	—	—	10/25/2024	—	—	—	—	0.0%
Whistler Parent Holdings III, Inc. (116,083 Series B preferred stock)		—	—	—	10/25/2024	—	—	—	—	0.0%
								16,676	16,676	0.8%
High Tech Industries
ClearlyRated Capital, LLC (5,500,000 Class A units)	(17)	—	—	—	6/1/2023	—	—	5,500	5,500	0.3%
								5,500	5,500	0.3%
Services: Business
Nastel Technologies, LLC (3,408 Class A units)	(17)	—	—	—	9/21/2022	—	—	3,408	4,611	0.2%
Zodega Landscaping, LLC (146,757 preferred interests)	(33)	—	—	—	10/6/2023	—	—	14,676	15,130	0.7%
								18,084	19,741	0.9%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Transportation: Cargo
SheerTrans Solutions, LLC (12,233,889 preferred interests)	(17)	—	—	—	7/29/2022	—	—	$12,234	$11,989	0.6%
								12,234	11,989	0.6%
Total Non-Controlled Affiliate Equity Securities								66,271	68,613	3.3%
Total Non-Controlled Affiliate Company Investments								$155,102	$145,755	7.0%

TOTAL INVESTMENTS								$4,002,785	$4,008,973	194.6%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)
Derivative Instruments
Foreign currency forward contracts

Description	Notional Amount to be Purchased	Notional Amount to be Sold		Counterparty	Settlement Date	Unrealized Gain (Loss)
Foreign currency forward contract	$372	AUD	568	Bannockburn Global Forex, LLC	1/17/2025	$20
Foreign currency forward contract	$365	AUD	560	Bannockburn Global Forex, LLC	2/18/2025	20
Foreign currency forward contract	$331	AUD	506	Bannockburn Global Forex, LLC	3/18/2025	17
Foreign currency forward contract	$365	AUD	560	Bannockburn Global Forex, LLC	4/16/2025	19
Foreign currency forward contract	$353	AUD	542	Bannockburn Global Forex, LLC	5/16/2025	17
Foreign currency forward contract	$364	AUD	560	Bannockburn Global Forex, LLC	6/18/2025	18
Foreign currency forward contract	$372	AUD	557	Bannockburn Global Forex, LLC	7/16/2025	28
Foreign currency forward contract	$373	AUD	559	Bannockburn Global Forex, LLC	8/18/2025	27
Foreign currency forward contract	$372	AUD	557	Bannockburn Global Forex, LLC	9/16/2025	27
Foreign currency forward contract	$359	AUD	539	Bannockburn Global Forex, LLC	10/17/2025	26
Foreign currency forward contract	$371	AUD	557	Bannockburn Global Forex, LLC	11/18/2025	26
Foreign currency forward contract	$358	AUD	539	Bannockburn Global Forex, LLC	12/16/2025	25
Foreign currency forward contract	$370	AUD	556	Bannockburn Global Forex, LLC	1/20/2026	25
Foreign currency forward contract	$367	AUD	554	Bannockburn Global Forex, LLC	2/17/2026	25
Foreign currency forward contract	$331	AUD	500	Bannockburn Global Forex, LLC	3/17/2026	22
Foreign currency forward contract	$30,584	AUD	47,858	Bannockburn Global Forex, LLC	4/20/2026	970
Foreign currency forward contract	$396	GBP	305	Bannockburn Global Forex, LLC	1/6/2025	14
Foreign currency forward contract	$350	GBP	270	Bannockburn Global Forex, LLC	4/4/2025	12
Foreign currency forward contract	$334	GBP	258	Bannockburn Global Forex, LLC	7/7/2025	11
Foreign currency forward contract	$333	GBP	257	Bannockburn Global Forex, LLC	10/6/2025	10
Foreign currency forward contract	$329	GBP	255	Bannockburn Global Forex, LLC	1/6/2026	10
Foreign currency forward contract	$317	GBP	246	Bannockburn Global Forex, LLC	4/7/2026	9
Foreign currency forward contract	$328	GBP	254	Bannockburn Global Forex, LLC	7/6/2026	9
Foreign currency forward contract	$332	GBP	259	Bannockburn Global Forex, LLC	10/6/2026	9
Foreign currency forward contract	$341	GBP	266	Bannockburn Global Forex, LLC	1/6/2027	9
Foreign currency forward contract	$331	GBP	258	Bannockburn Global Forex, LLC	4/6/2027	8
Foreign currency forward contract	$332	GBP	259	Bannockburn Global Forex, LLC	7/6/2027	8
Foreign currency forward contract	$148	EUR	141	Bannockburn Global Forex, LLC	1/7/2025	2
Foreign currency forward contract	$348	EUR	332	Bannockburn Global Forex, LLC	4/4/2025	4
Foreign currency forward contract	$369	EUR	352	Bannockburn Global Forex, LLC	7/7/2025	5
Foreign currency forward contract	$380	EUR	362	Bannockburn Global Forex, LLC	10/6/2025	5
Foreign currency forward contract	$379	EUR	360	Bannockburn Global Forex, LLC	1/6/2026	6
Foreign currency forward contract	$370	EUR	351	Bannockburn Global Forex, LLC	4/6/2026	6
Foreign currency forward contract	$373	EUR	354	Bannockburn Global Forex, LLC	7/6/2026	6
Foreign currency forward contract	$376	EUR	356	Bannockburn Global Forex, LLC	10/6/2026	7
Foreign currency forward contract	$374	EUR	354	Bannockburn Global Forex, LLC	1/6/2027	7
Foreign currency forward contract	$363	EUR	343	Bannockburn Global Forex, LLC	4/6/2027	7
Foreign currency forward contract	$365	EUR	345	Bannockburn Global Forex, LLC	7/6/2027	8
Foreign currency forward contract	$367	EUR	347	Bannockburn Global Forex, LLC	10/6/2027	8
Foreign currency forward contract	$380	EUR	359	Bannockburn Global Forex, LLC	1/6/2028	9
						$1,501

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)
____________________________________________________
(1)    All of the Company’s investments are issued by eligible portfolio companies, as defined in the Investment Company Act of 1940, as amended, (the “1940 Act”), unless otherwise noted. All of the Company’s investments are issued by U.S. portfolio companies unless otherwise noted.
(2)    The majority of the investments bear interest at a rate that may be determined by reference to the Secured Overnight Financing Rate (“SOFR” or “SF”), Prime Rate (“Prime” or “P”), or Sterling Overnight Index Average Rate ("SONIA" or "SN") which reset daily, monthly, quarterly, or semiannually. For each such investment, the Company has provided the spread over SOFR, Prime, or SONIA, as applicable, and the current contractual interest rate in effect at December 31, 2024. Certain investments may be subject to an interest rate floor or rate cap. Certain investments contain a payment-in-kind (“PIK”) provision.
(3)    Except as otherwise noted, all of the Company’s portfolio company investments, which as of December 31, 2024 represented 194.6% of the Company’s net assets or 93.1% of the Company’s total assets, are subject to legal restrictions on sales.
(4)    Except as otherwise noted, because there is no readily available market value for these investments, the fair value of each of these investments is determined in good faith using significant unobservable inputs by the Valuation Designee. (See Note 4 in the accompanying notes to the consolidated financial statements).
(5)    Percentages are based on net assets of $2,059,727 as of December 31, 2024.
(6)    All or a portion of this security was held in MC Income Plus Financing SPV LLC (the “SPV”) as collateral for the Company’s secured revolving credit facility (the “SPV Credit Facility”) with KeyBank National Association. (See Note 7 in the accompanying notes to the consolidated financial statements).
(7)    All or a portion of this security was held in Monroe Capital Income Plus ABS Funding, LLC (the “2022 Issuer”) as collateral for the Company’s asset-backed securitization (the “2022 ABS”). (See Note 7 in the accompanying notes to the consolidated financial statements).
(8)    All or a portion of this security was held in MC Income Plus Financing SPV II LLC (the “SPV II”) as collateral for the Company’s senior secured term credit facility (the “SPV II Credit Facility”) with KeyBank National Association. (See Note 7 in the accompanying notes to the consolidated financial statements).
(9)    All or a portion of this security was held in Monroe Capital Income Plus ABS Funding II, LLC (the “2023 Issuer”) as collateral for the Company’s asset-backed securitization (the “2023 ABS”). (See Note 7 in the accompanying notes to the consolidated financial statements).
(10)    All or a portion of this security was held in MC Income Plus Financing SPV III LLC (the “SPV III”) as collateral for the Company’s secured revolving credit facility (the “SPV III Credit Facility”) with Goldman Sachs Bank USA. (See Note 7 in the accompanying notes to the consolidated financial statements).
(11)    All or a portion of this security was held in MC Income Plus Financing SPV IV LLC (the “SPV IV”) as collateral for the Company’s secured revolving credit facility (the “SPV IV Credit Facility”) with Capital One, National Association. (See Note 7 in the accompanying notes to the consolidated financial statements).
(12)    This investment is treated as a non-qualifying investment under Section 55(a) of the 1940 Act. Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company’s total assets. As of December 31, 2024, non-qualifying assets totaled 11.4% of the Company’s total assets.
(13)    The Company structures its unitranche secured loans as senior secured loans. The Company obtains security interests in the assets of these portfolio companies that serve as collateral in support of the repayment of these loans. This collateral may take the form of first-priority liens on the assets of a portfolio company. Generally, the Company syndicates a “first out” portion of the loan to an investor and retains a “last out” portion of the loan, in which case the “first out” portion of the loan will generally receive priority with respect to payments of principal, interest and any other amounts due thereunder. Unitranche structures combine characteristics of traditional first lien senior secured as well as second lien and subordinated loans and the Company’s unitranche secured loans will expose the Company to the risks associated with second lien and subordinated loans and may limit the Company’s recourse or ability to recover collateral upon a portfolio company’s bankruptcy. Unitranche secured loans typically provide for moderate loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity. Unitranche secured loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. In many cases the Company, together with its affiliates, is the sole or majority lender of these unitranche secured loans, which can afford the Company additional influence with a borrower in terms of monitoring and, if necessary, remediation in the event of underperformance.
(14)    Represents less than 5% ownership of the portfolio company’s voting securities.
(15)    Ownership of certain equity investments may occur through a holding company or partnership.
(16)    Securities without an interest rate are non-income producing.
(17)    Investment is held by a taxable subsidiary of the Company. See Note 2 in the accompanying notes to the consolidated financial statements for additional information on the Company’s wholly-owned taxable subsidiaries.

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS - (continued)
December 31, 2024
(in thousands, except for shares and units)
(18)    As defined in the 1940 Act, the Company is deemed to be an “Affiliated Person” of the portfolio company as it owns 5% or more of the portfolio company’s voting securities. See Note 5 in the accompanying notes to the consolidated financial statements for additional information on transactions in which the issuer was an Affiliated Person (but not a portfolio company that the Company is deemed to control).
(19)    All or a portion of this commitment was unfunded at December 31, 2024. As such, interest is earned only on the funded portion of this commitment.
(20)    This delayed draw loan requires that certain financial covenants be met by the portfolio company prior to any fundings by the Company.
(21)    This position was on non-accrual status as of December 31, 2024, meaning that the Company has ceased accruing interest income on the position. See Note 2 in the accompanying notes to the consolidated financial statements for additional information on the Company’s accounting policies.
(22)    This loan is denominated in Canadian dollars and is translated into U.S. dollars as of the valuation date.
(23)    This loan is denominated in Great Britain pounds and is translated into U.S. dollars as of the valuation date.
(24)    This loan is denominated in Euros and is translated into U.S. dollars as of the valuation date.
(25)    This loan is denominated in Australian dollars and is translated into U.S. dollars as of the valuation date.
(26)    The investment is subject to a servicing agreement whereby the Fund earns a pooled effective yield of 18.1%.
(27)    The investment is subject to a servicing agreement whereby the Fund earns a pooled effective yield of 15.1%.
(28)    This is a demand note with no stated maturity.
(29)    The fair value of this investment was valued using Level 1 inputs. See Note 4 in the accompanying notes to the consolidated financial statements.
(30)    As of December 31, 2024, the Company was party to a subscription agreement with a commitment to fund an additional equity investment of $697.
(31)    As of December 31, 2024, the Company was party to a subscription agreement with a commitment to fund an additional equity investment of $8.
(32)    As of December 31, 2024, the Company was party to a subscription agreement with a commitment to fund an additional equity investment of $37,052 for a total commitment of $41,855.
(33)    As of December 31, 2024, the Company was party to a subscription agreement with a commitment to fund an additional equity investment of $1,197.
(34)    As of December 31, 2024, the Company was party to a subscription agreement with a commitment to fund an additional equity investment of $835.
(35)    Investment position or portion thereof unsettled as of December 31, 2024.
(36)    The headquarters of this portfolio company is located in Australia.
(37)    The headquarters of this portfolio company is located in Canada.
(38)    The headquarters of this portfolio company is located in Costa Rica.
(39)    The headquarters of this portfolio company is located in France.
(40)    The headquarters of this portfolio company is located in United Kingdom.
(41)    As of December 31, 2024, the Company was party to a subscription agreement with a commitment to fund an additional equity investment of $34.

n/a - not applicable
See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Non-Controlled/Non-Affiliate Company Investments
Senior Secured Loans
Aerospace & Defense
API Holdings III Corp.	(6)	SF	7.00%	6.18% Cash/ 6.17% PIK	11/3/2023	3/25/2027	147	$145	$143	0.0%
SI Holdings, Inc. (Integrated Polymer Solutions)	(7)(9)	SF	6.10%	11.45%	7/25/2019	7/25/2025	1,915	1,902	1,915	0.1%
SI Holdings, Inc. (Integrated Polymer Solutions)	(7)(9)	SF	6.10%	11.45%	12/24/2019	7/25/2025	1,000	993	1,000	0.1%
SI Holdings, Inc. (Integrated Polymer Solutions)	(7)(9)	SF	6.10%	11.45%	2/17/2021	7/25/2025	1,729	1,728	1,729	0.1%
SI Holdings, Inc. (Integrated Polymer Solutions)	(7)(9)	SF	6.10%	11.45%	6/15/2021	7/25/2025	1,014	1,000	1,014	0.1%
SI Holdings, Inc. (Integrated Polymer Solutions)	(7)(9)	SF	6.10%	11.45%	8/10/2021	7/25/2025	990	981	990	0.1%
SI Holdings, Inc. (Integrated Polymer Solutions)	(6)(7)(9)	SF	6.10%	11.45%	12/8/2023	12/31/2027	2,203	2,203	2,203	0.2%
SI Holdings, Inc. (Integrated Polymer Solutions) (Revolver)	(17)	SF	6.10%	11.46%	7/25/2019	7/25/2025	316	47	47	0.0%
							9,314	8,999	9,041	0.7%
Automotive
Born To Run, LLC		SF	6.26%	11.64%	4/1/2021	4/1/2027	8,820	8,710	6,596	0.5%
Born To Run, LLC		SF	6.26%	11.64%	4/1/2021	4/1/2027	1,201	1,201	898	0.1%
Burgess Point Purchaser Corporation	(6)	SF	5.35%	10.71%	6/30/2022	7/25/2029	4,950	4,524	4,705	0.4%
Lifted Trucks Holdings, LLC	(7)(8)	SF	5.85%	11.16%	8/2/2021	8/2/2027	9,800	9,671	9,545	0.7%
Lifted Trucks Holdings, LLC (Revolver)	(17)	SF	5.90%	11.29%	8/2/2021	8/2/2027	2,381	794	773	0.1%
Panda Acquisition, LLC	(6)	SF	6.35%	11.70%	12/20/2022	10/18/2028	9,750	8,196	8,239	0.6%
Tenneco Inc.	(6)(20)	SF	5.10%	10.45%	11/3/2023	11/17/2028	7,107	6,088	6,290	0.5%
Truck-Lite Co., LLC	(6)	SF	6.35%	11.71%	7/8/2022	12/14/2026	126	124	126	0.0%
Truck-Lite Co., LLC	(6)	SF	6.35%	11.71%	3/11/2020	12/14/2026	3,348	3,331	3,339	0.3%
Truck-Lite Co., LLC	(6)	SF	6.35%	11.71%	11/23/2021	12/14/2026	622	622	620	0.0%
Truck-Lite Co., LLC	(6)	SF	6.35%	11.71%	3/11/2020	12/14/2026	496	496	495	0.0%
Truck-Lite Co., LLC	(6)	SF	6.35%	11.71%	11/23/2021	12/14/2026	551	551	550	0.0%
Truck-Lite Co., LLC	(6)	SF	6.35%	11.71%	11/23/2021	12/14/2026	707	707	705	0.1%
							49,859	45,015	42,881	3.3%
Banking
MV Receivables II, LLC	(10)	SF	9.75%	15.09%	7/29/2021	7/29/2026	10,125	9,672	9,618	0.8%
StarCompliance MidCo, LLC	(9)	SF	6.85%	12.20%	5/31/2023	1/12/2027	385	376	383	0.0%
StarCompliance MidCo, LLC	(7)	SF	6.85%	12.20%	1/12/2021	1/12/2027	3,000	2,966	2,989	0.2%
StarCompliance MidCo, LLC	(7)	SF	6.85%	12.20%	10/12/2021	1/12/2027	503	497	501	0.1%
StarCompliance MidCo, LLC (Revolver)	(17)	SF	6.85%	12.20%	1/12/2021	1/12/2027	484	285	284	0.0%
							14,497	13,796	13,775	1.1%
Beverage, Food & Tobacco
Aspire Bakeries Holdings LLC		SF	4.25%	9.61%	12/15/2023	12/23/2030	13,500	13,365	13,568	1.0%
Demakes Borrower, LLC		SF	6.25%	11.61%	12/15/2023	12/12/2029	4,878	4,757	4,756	0.4%
Demakes Borrower, LLC (Delayed Draw)	(17)(18)	SF	6.25%	11.61%	12/15/2023	12/12/2029	1,372	—	—	0.0%
LVF Holdings, Inc.	(6)	SF	5.90%	11.25%	6/10/2021	6/10/2027	3,421	3,377	3,421	0.3%
LVF Holdings, Inc.	(6)	SF	5.90%	11.25%	6/10/2021	6/10/2027	3,274	3,274	3,274	0.3%
LVF Holdings, Inc. (Revolver)	(17)	SF	5.90%	11.25%	6/10/2021	6/10/2027	554	—	—	0.0%
Project Cloud Holdings, LLC	(6)	SF	6.60%	11.96%	6/14/2023	3/29/2029	12,000	12,000	12,000	0.9%
Sabrosura Foods, LLC et al	(6)(7)	SF	5.60%	10.96%	10/18/2019	10/18/2024	4,587	4,569	4,518	0.3%
Sabrosura Foods, LLC et al	(6)	SF	5.65%	11.03%	10/18/2019	10/18/2024	259	259	255	0.0%
Sabrosura Foods, LLC et al (Revolver)		SF	5.60%	10.96%	10/18/2019	10/18/2024	1,286	1,286	1,266	0.1%
							45,131	42,887	43,058	3.3%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Capital Equipment
Adept AG Holdings, LLC	(8)	SF	7.15%	11.00% Cash/ 1.50% PIK	8/11/2022	8/11/2027	6,437	$6,337	$5,950	0.5%
Adept AG Holdings, LLC	(6)(10)(21)	SF	7.40%	11.25% Cash/ 1.50% PIK	8/11/2022	8/11/2027	10,961	10,609	10,212	0.8%
Adept AG Holdings, LLC	(8)	SF	7.15%	11.00% Cash/ 1.50% PIK	8/11/2022	8/11/2027	1,613	1,613	1,491	0.1%
Adept AG Holdings, LLC (Revolver)	(10)(17)(21)	SF	7.35%	11.21% Cash/ 1.50% PIK	8/11/2022	8/11/2027	1,107	1,058	1,009	0.1%
Adept AG Holdings, LLC (Revolver)		SF	7.10%	10.96% Cash/ 1.50% PIK	8/11/2022	8/11/2027	1,304	1,304	1,205	0.1%
BLP Buyer, Inc.	(6)(9)	SF	5.75%	11.11%	12/22/2023	12/21/2029	50,000	49,000	49,000	3.8%
BLP Buyer, Inc. (Delayed Draw)	(17)(18)	SF	5.75%	11.11%	12/21/2023	12/21/2029	6,000	—	—	0.0%
BLP Buyer, Inc. (Revolver)	(17)	SF	5.75%	11.11%	12/22/2023	12/21/2029	6,849	514	503	0.0%
CGI Automated Manufacturing, LLC	(6)	SF	7.26%	12.61%	9/9/2022	12/17/2026	8,719	8,524	8,555	0.7%
CGI Automated Manufacturing, LLC	(6)	SF	7.26%	12.61%	9/30/2022	12/17/2026	5,548	5,443	5,444	0.4%
CGI Automated Manufacturing, LLC	(6)	SF	7.26%	12.61%	9/9/2022	12/17/2026	10,616	10,378	10,417	0.8%
DS Parent, Inc.	(20)	SF	5.75%	11.21%	12/15/2023	12/8/2028	20,000	19,000	20,040	1.5%
Incompass, LLC	(6)(9)	SF	7.75%	13.13%	11/27/2023	11/27/2028	24,000	23,409	23,400	1.8%
Specialty Manufacturing Buyer, LLC	(8)	SF	6.51%	11.91%	6/30/2023	6/30/2028	15,960	15,588	15,960	1.2%
Specialty Manufacturing Buyer, LLC (Delayed Draw)	(17)(18)	SF	6.51%	11.91%	6/30/2023	6/30/2028	6,004	—	—	0.0%
Specialty Manufacturing Buyer, LLC (Revolver)	(17)	SF	6.51%	11.91%	6/30/2023	6/30/2028	3,002	—	—	0.0%
							178,120	152,777	153,186	11.8%
Chemicals, Plastics & Rubber
PHM Netherlands Midco B.V.	(6)(10)(22)	SF	4.76%	10.14%	4/4/2023	7/31/2026	754	738	555	0.0%
							754	738	555	0.0%
Construction & Building
MEI Buyer LLC	(8)	SF	6.50%	11.86%	6/30/2023	6/29/2029	25,544	24,815	26,054	2.0%
MEI Buyer LLC (Delayed Draw)	(17)(18)	SF	6.50%	11.86%	6/30/2023	6/29/2029	4,054	—	—	0.0%
MEI Buyer LLC (Revolver)	(17)	SF	6.50%	11.84%	6/30/2023	6/29/2029	5,253	96	96	0.0%
Premier Roofing L.L.C.	(6)	SF	7.65%	12.04% Cash/ 1.00% PIK	8/31/2020	8/29/2025	3,071	3,048	3,058	0.2%
Premier Roofing L.L.C. (Revolver)	(17)	SF	7.65%	12.04% Cash/ 1.00% PIK	8/31/2020	8/29/2025	1,207	398	397	0.0%
TCFIII Owl Buyer LLC	(7)(8)	SF	5.61%	10.97%	4/19/2021	4/17/2026	4,388	4,347	4,377	0.4%
TCFIII Owl Buyer LLC	(8)	SF	5.61%	10.97%	4/19/2021	4/17/2026	5,357	5,357	5,344	0.4%
TCFIII Owl Buyer LLC	(7)(8)	SF	5.61%	10.97%	12/17/2021	4/17/2026	4,808	4,758	4,796	0.4%
							53,682	42,819	44,122	3.4%
Consumer Goods: Durable
Independence Buyer, Inc.	(7)(8)	SF	5.90%	11.28%	8/3/2021	8/3/2026	11,456	11,325	11,270	0.9%
Independence Buyer, Inc. (Revolver)	(17)	SF	5.90%	11.28%	8/3/2021	8/3/2026	2,964	—	—	0.0%
Recycled Plastics Industries, LLC	(7)(8)	SF	7.60%	12.19% Cash/ 0.75% PIK	8/4/2021	8/4/2026	4,418	4,365	4,363	0.3%
Recycled Plastics Industries, LLC (Revolver)	(17)	SF	7.60%	12.19% Cash/ 0.75% PIK	8/4/2021	8/4/2026	446	—	—	0.0%
Snap One Holdings Corp.	(6)(10)	SF	4.65%	10.00%	4/3/2023	12/8/2028	6,029	5,688	5,883	0.5%
							25,313	21,378	21,516	1.7%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Consumer Goods: Non-Durable
Arizona Natural Resources, LLC	(6)(8)(9)	SF	5.61%	10.96%	5/18/2021	5/18/2026	13,685	$13,534	$13,610	1.1%
Arizona Natural Resources, LLC	(9)	SF	5.61%	10.96%	12/15/2021	5/18/2026	2,512	2,482	2,498	0.2%
Arizona Natural Resources, LLC	(6)	SF	5.61%	10.96%	8/12/2022	5/18/2026	6,815	6,720	6,777	0.5%
Arizona Natural Resources, LLC	(7)	SF	5.61%	10.96%	8/12/2022	5/18/2026	2,943	2,943	2,927	0.2%
Arizona Natural Resources, LLC (Revolver)	(17)	SF	5.61%	10.96%	5/18/2021	5/18/2026	2,222	1,778	1,768	0.1%
Hanesbrands Inc.	(10)(20)	SF	3.75%	9.11%	12/19/2023	3/8/2030	5,000	4,994	5,000	0.4%
PetIQ, LLC	(6)(10)	SF	4.25%	10.17%	5/10/2023	4/13/2028	9,482	9,080	9,434	0.7%
The Kyjen Company, LLC	(6)(7)	SF	7.75%	12.13% Cash/ 1.00% PIK	5/14/2021	4/3/2026	2,963	2,946	2,934	0.2%
The Kyjen Company, LLC		SF	7.50%	12.96% PIK	9/13/2022	4/3/2026	3	3	3	0.0%
The Kyjen Company, LLC (Revolver)	(17)	SF	7.75%	12.13% Cash/ 1.00% PIK	5/14/2021	4/3/2026	315	—	—	0.0%
Thrasio, LLC	(7)(9)(19)	SF	7.26%	12.61%	12/18/2020	12/18/2026	4,865	4,823	2,816	0.2%
							50,805	49,303	47,767	3.6%
Containers, Packaging & Glass
B2B Industrial Products LLC	(6)(8)	SF	6.90%	12.29%	12/6/2022	10/7/2026	9,900	9,711	9,806	0.8%
B2B Industrial Products LLC	(6)	SF	6.90%	12.29%	4/4/2023	10/7/2026	2,291	2,243	2,269	0.2%
Polychem Acquisition, LLC	(6)	SF	5.11%	10.47%	4/8/2019	3/17/2025	1,905	1,903	1,903	0.1%
							14,096	13,857	13,978	1.1%
Energy: Oil & Gas
Liquid Tech Solutions Holdings, LLC	(6)	SF	5.01%	10.36%	3/18/2021	3/17/2028	2,226	2,218	2,196	0.2%
Long Ridge Energy & Power LLC		SF	10.60%	15.96%	11/17/2023	11/17/2026	17,500	17,162	17,150	1.3%
							19,726	19,380	19,346	1.5%
Environmental Industries
Quest Resource Management Group, LLC	(7)(8)	SF	6.61%	11.96%	10/19/2020	10/20/2025	852	808	857	0.1%
Quest Resource Management Group, LLC	(8)	SF	6.61%	11.96%	10/19/2020	10/20/2025	935	935	941	0.1%
Quest Resource Management Group, LLC	(7)(8)	SF	6.61%	11.96%	12/7/2021	10/20/2025	3,326	3,289	3,326	0.3%
Quest Resource Management Group, LLC	(7)	SF	6.61%	11.96%	12/7/2021	10/20/2025	335	335	335	0.0%
Trilon Group, LLC	(8)	SF	6.40%	11.78%	10/28/2022	5/25/2029	5,459	5,327	5,418	0.4%
Trilon Group, LLC	(7)(9)	SF	6.40%	11.78%	10/28/2022	5/25/2029	4,367	4,367	4,334	0.3%
Trilon Group, LLC		SF	6.40%	11.78%	9/12/2023	5/25/2029	1,088	1,056	1,080	0.1%
Trilon Group, LLC (Delayed Draw)	(17)(18)	SF	6.40%	11.75%	9/12/2023	5/25/2029	1,253	387	384	0.0%
Trilon Group, LLC (Revolver)	(17)	SF	6.40%	11.75%	9/12/2023	5/25/2029	413	57	56	0.0%
Volt Bidco, Inc.	(7)	SF	6.50%	11.85%	8/11/2021	8/11/2027	9,136	9,009	9,136	0.7%
Volt Bidco, Inc.		SF	6.50%	11.85%	8/11/2021	8/11/2027	1,717	1,717	1,717	0.1%
Volt Bidco, Inc. (Delayed Draw)	(17)(18)	SF	6.50%	11.85%	12/28/2023	8/11/2027	1,086	304	304	0.0%
Volt Bidco, Inc. (Revolver)	(17)	SF	6.50%	11.85%	8/11/2021	8/11/2027	956	268	268	0.0%
							30,923	27,859	28,156	2.1%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
FIRE: Finance
Avalara, Inc.	(7)	SF	7.25%	12.60%	10/19/2022	10/19/2028	10,000	$9,787	$10,100	0.8%
Avalara, Inc. (Revolver)	(17)	SF	7.25%	12.60%	10/19/2022	10/19/2028	1,000	—	—	0.0%
Bench Walk Lead, LLC	(10)	SF	9.50%	14.83%	6/9/2023	6/14/2027	29,600	29,370	29,600	2.3%
Bench Walk Lead, LLC (Delayed Draw)	(10)(17)(18)	SF	9.50%	14.83%	6/9/2023	6/14/2027	2,400	1,420	1,420	0.1%
BW 51f, L.P.	(10)	SF	8.00%	13.35%	12/27/2023	12/31/2029	9,000	9,000	9,000	0.7%
Exiger LLC	(7)	SF	6.60%	11.94%	9/30/2021	9/30/2027	14,360	14,163	14,360	1.1%
Exiger LLC	(7)	SF	6.60%	11.94%	8/26/2022	9/30/2027	2,004	1,965	2,004	0.2%
Exiger LLC	(7)	SF	6.60%	11.94%	9/30/2021	9/30/2027	4,295	4,295	4,295	0.3%
Exiger LLC (Delayed Draw)	(17)(18)	SF	6.60%	11.94%	8/26/2022	9/30/2027	7,016	2,088	2,088	0.2%
Exiger LLC (Revolver)	(17)	SF	6.60%	11.94%	9/30/2021	9/30/2027	1,400	—	—	0.0%
GC Champion Acquisition LLC	(7)	SF	6.25%	11.71%	8/19/2022	8/18/2028	12,968	12,750	12,968	1.0%
GC Champion Acquisition LLC	(6)	SF	6.25%	11.71%	8/19/2022	8/18/2028	3,602	3,602	3,602	0.3%
GC Champion Acquisition LLC	(6)	SF	6.50%	11.96%	8/1/2023	8/18/2028	10,806	10,495	10,901	0.8%
J2 BWA Funding III, LLC (Delayed Draw)	(10)(17)(18)	n/a	n/a	10.00%	4/29/2022	4/28/2028	7,600	912	910	0.1%
J2 BWA Funding LLC (Revolver)	(10)(17)	n/a	n/a	10.00%	12/14/2020	12/24/2026	2,850	1,636	1,636	0.1%
Oceana Australian Fixed Income Trust	(6)(10)(22)(23)	SF	8.25%	13.59%	6/8/2023	4/1/2026	32,224	31,770	32,224	2.5%
Oceana Australian Fixed Income Trust	(10)(22)(23)	SF	8.25%	13.61%	12/27/2023	4/1/2026	14,971	15,048	14,971	1.1%
SCP Intermediate Holdings, LLC	(6)(10)	SF	5.85%	11.21%	12/28/2022	12/28/2028	2,970	2,905	3,000	0.2%
Slater Slater Schulman LLP (Delayed Draw)	(17)(18)	SF	7.50%	12.86%	12/6/2023	12/4/2026	22,000	14,143	14,001	1.1%
TEAM Public Choices, LLC	(6)	SF	5.25%	10.75%	8/23/2022	12/17/2027	4,515	4,334	4,488	0.3%
Transnetwork LLC	(20)	SF	3.75%	9.11%	11/20/2023	12/29/2028	12,000	11,770	11,970	0.9%
W3 Monroe RE Debt LLC	(10)	n/a	n/a	10.00% PIK	2/5/2021	2/4/2028	2,145	2,145	2,199	0.2%
W3 Monroe RE Debt LLC (Delayed Draw)	(10)(17)(18)	n/a	n/a	10.00% PIK	3/31/2023	2/4/2028	164	104	107	0.0%
							209,890	183,702	185,844	14.3%
FIRE: Insurance
Simplicity Financial Marketing Group Holdings Inc.	(6)(8)	SF	6.15%	11.50%	9/23/2022	12/2/2026	9,916	9,695	9,733	0.7%
Simplicity Financial Marketing Group Holdings Inc.		SF	6.15%	11.50%	9/23/2022	12/2/2026	14,153	14,153	13,891	1.1%
Simplicity Financial Marketing Group Holdings Inc. (Revolver)	(17)	SF	6.15%	11.50%	9/23/2022	12/2/2026	761	—	—	0.0%
							24,830	23,848	23,624	1.8%
FIRE: Real Estate
300 N. Michigan Mezz, LLC (Delayed Draw)	(6)(10)(17)(18)	SF	14.32%	19.93% PIK	7/15/2020	7/15/2024	1,000	997	997	0.1%
Avison Young (USA) Inc.	(10)(19)(22)	SF	6.50%	11.97%	4/26/2019	1/30/2026	1,915	1,907	627	0.0%
Avison Young (USA) Inc.	(10)(19)(22)	SF	7.00%	12.47%	9/1/2022	1/30/2026	4,143	3,902	1,357	0.1%
Centaur (Palm Beach) Owner LLC and Panther National Golf Club LLC	(10)	SF	8.25%	13.60%	5/3/2022	4/30/2025	13,500	13,360	13,635	1.1%
Centaur (Palm Beach) Owner LLC and Panther National Golf Club LLC	(10)	SF	8.25%	13.60%	5/3/2022	4/30/2025	1,380	1,380	1,394	0.1%
Centaur (Palm Beach) Owner LLC and Panther National Golf Club LLC (Delayed Draw)	(10)(17)(18)	SF	8.25%	13.61%	10/6/2023	4/30/2027	4,058	1,536	1,561	0.1%
Centaur (Palm Beach) Owner LLC and Panther National Golf Club LLC (Revolver)	(10)(17)	SF	8.25%	13.60%	5/3/2022	4/30/2025	6,763	2,647	2,647	0.2%
InsideRE, LLC	(7)(8)	SF	5.65%	11.00%	12/22/2021	12/22/2027	7,353	7,247	7,353	0.6%
InsideRE, LLC	(9)	SF	5.65%	11.00%	12/22/2021	12/22/2027	2,857	2,857	2,857	0.2%
InsideRE, LLC (Revolver)	(17)	SF	5.65%	11.00%	12/22/2021	12/22/2027	965	—	—	0.0%
Lessen Inc.		SF	8.50%	13.85%	1/5/2023	1/5/2028	8,000	7,715	7,810	0.6%
							51,934	43,548	40,238	3.1%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Healthcare & Pharmaceuticals
Animal Dermatology Group, Inc.	(6)(9)	SF	6.25%	11.60%	6/7/2023	6/7/2029	9,950	$9,717	$9,980	0.8%
Animal Dermatology Group, Inc. (Delayed Draw)	(17)(18)	SF	6.25%	11.60%	6/7/2023	6/7/2029	3,748	2,910	2,919	0.2%
Animal Dermatology Group, Inc. (Revolver)	(17)	SF	6.25%	11.60%	6/7/2023	6/7/2029	2,500	—	—	0.0%
Appriss Health, LLC	(7)	SF	6.90%	12.32%	5/6/2021	5/6/2027	6,435	6,351	6,422	0.5%
Appriss Health, LLC (Revolver)	(17)	SF	6.90%	12.32%	5/6/2021	5/6/2027	433	—	—	0.0%
Avalign Technologies, Inc.	(6)	SF	4.60%	9.98%	7/10/2023	12/22/2025	9,804	9,422	9,158	0.7%
Bluesight, Inc.	(8)(9)	SF	7.25%	12.61%	7/17/2023	7/17/2029	30,000	29,135	29,946	2.3%
Bluesight, Inc. (Revolver)	(17)	SF	7.25%	12.61%	7/17/2023	7/17/2029	2,609	—	—	0.0%
Brickell Bay Acquisition Corp.	(7)(8)	SF	6.65%	12.04%	2/12/2021	2/12/2026	2,791	2,754	2,791	0.2%
Caravel Autism Health, LLC	(6)	SF	5.76%	11.16%	6/30/2021	6/30/2027	8,019	7,914	7,950	0.6%
Caravel Autism Health, LLC	(6)	SF	5.76%	11.16%	6/30/2021	6/30/2027	2,227	2,227	2,208	0.2%
Caravel Autism Health, LLC (Revolver)	(17)	SF	5.76%	11.16%	6/30/2021	6/30/2027	2,030	390	390	0.0%
Dorado Acquisition, Inc.	(6)(7)(9)	SF	6.85%	12.19%	6/30/2021	6/30/2026	13,685	13,526	13,281	1.0%
Dorado Acquisition, Inc.	(6)(8)	SF	6.90%	12.29%	11/27/2022	6/30/2026	11,343	11,130	11,008	0.8%
Dorado Acquisition, Inc. (Revolver)	(17)	SF	6.85%	12.19%	6/30/2021	6/30/2026	1,670	—	—	0.0%
Golden State Buyer, Inc.	(6)(8)	SF	4.85%	10.19%	8/25/2022	6/19/2026	9,868	9,590	9,504	0.7%
HAH Group Holding Company LLC	(6)	SF	5.00%	10.46%	5/19/2023	10/29/2027	2,876	2,809	2,859	0.2%
HAH Group Holding Company LLC	(6)	SF	5.00%	10.46%	5/19/2023	10/29/2027	759	739	757	0.1%
HAH Group Holding Company LLC	(6)	SF	5.00%	10.46%	5/19/2023	10/29/2027	364	364	362	0.0%
INH Buyer, Inc.	(6)	SF	7.00%	8.95% Cash/ 3.50% PIK	6/30/2021	6/28/2028	5,042	5,009	4,893	0.4%
KL Moon Acquisition, LLC (fka Spectrum Science Communications, LLC)	(6)	SF	6.75%	12.13%	2/1/2023	2/1/2029	9,950	9,687	9,950	0.8%
KL Moon Acquisition, LLC (fka Spectrum Science Communications, LLC) (Delayed Draw)	(17)(18)	SF	6.75%	12.14%	2/1/2023	2/1/2029	3,404	1,979	1,979	0.2%
KL Moon Acquisition, LLC (fka Spectrum Science Communications, LLC) (Revolver)	(17)	SF	6.75%	12.13%	2/1/2023	2/1/2029	1,626	705	705	0.1%
LSCS Holdings, Inc.	(6)	SF	4.61%	9.97%	5/24/2023	12/15/2028	2,977	2,894	2,939	0.2%
NationsBenefits, LLC	(6)	SF	7.10%	12.44%	8/20/2021	8/26/2027	12,005	11,861	12,099	0.9%
NationsBenefits, LLC	(6)	SF	7.10%	12.44%	8/26/2022	8/26/2027	14,307	14,307	14,419	1.1%
NationsBenefits, LLC		SF	7.10%	12.44%	8/26/2022	8/26/2027	15,511	15,511	15,632	1.2%
NationsBenefits, LLC (Revolver)	(17)	SF	7.10%	12.44%	8/20/2021	8/26/2027	6,805	2,722	2,722	0.2%
NQ PE Project Colosseum Midco Inc.	(6)(8)(9)	SF	5.65%	11.00%	10/4/2022	10/4/2028	14,454	14,210	14,599	1.1%
NQ PE Project Colosseum Midco Inc. (Delayed Draw)	(17)(18)	SF	5.65%	11.00%	10/4/2022	10/4/2028	3,244	—	—	0.0%
NQ PE Project Colosseum Midco Inc. (Revolver)	(17)	SF	5.65%	11.00%	10/4/2022	10/4/2028	1,825	—	—	0.0%
OIS Management Services, LLC	(6)(9)	SF	5.85%	11.20%	12/14/2022	11/16/2028	9,925	9,712	10,024	0.8%
OIS Management Services, LLC		SF	5.85%	11.20%	12/14/2022	11/16/2028	3,830	3,830	3,868	0.3%
OIS Management Services, LLC (Revolver)	(17)	SF	5.85%	11.20%	12/14/2022	11/16/2028	1,154	—	—	0.0%
QF Holdings, Inc.		SF	6.35%	11.73%	12/15/2023	12/15/2027	910	896	910	0.1%
QF Holdings, Inc.	(7)	SF	6.35%	11.73%	9/19/2019	12/15/2027	4,550	4,536	4,550	0.3%
QF Holdings, Inc.	(7)	SF	6.35%	11.73%	12/15/2021	12/15/2027	4,368	4,321	4,368	0.3%
QF Holdings, Inc.	(7)	SF	6.35%	11.73%	9/19/2019	12/15/2027	910	910	910	0.1%
QF Holdings, Inc.	(7)	SF	6.35%	11.73%	8/21/2020	12/15/2027	910	910	910	0.1%
QF Holdings, Inc. (Revolver)	(17)	SF	6.35%	11.73%	9/19/2019	12/15/2027	1,092	—	—	0.0%
SCP Eye Care Holdco, LLC	(6)(9)	SF	5.85%	11.21%	10/7/2022	10/5/2029	9,162	8,920	8,796	0.7%
SCP Eye Care Holdco, LLC (Delayed Draw)	(17)(18)	SF	5.85%	11.21%	10/7/2022	10/5/2029	8,027	5,118	4,914	0.4%
SCP Eye Care Holdco, LLC (Revolver)	(17)	SF	5.85%	11.21%	10/7/2022	10/5/2029	1,442	986	915	0.1%
SDG Mgmt Company, LLC	(6)	SF	6.10%	11.45%	12/29/2023	6/30/2028	21,450	21,022	21,021	1.6%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
SDG Mgmt Company, LLC (Delayed Draw)	(17)(18)	SF	6.10%	11.45%	12/29/2023	6/30/2028	8,569	$—	$—	0.0%
Seran BioScience, LLC	(7)(8)	SF	6.25%	11.64%	12/31/2020	7/8/2027	1,945	1,927	1,945	0.1%
Seran BioScience, LLC (Delayed Draw)	(17)(18)	SF	6.25%	11.66%	8/21/2023	7/8/2027	1,156	267	267	0.0%
Seran BioScience, LLC		SF	6.25%	11.66%	7/8/2022	7/8/2027	2,206	2,206	2,206	0.2%
Seran BioScience, LLC (Revolver)	(17)	SF	6.25%	11.64%	12/31/2020	7/8/2027	356	—	—	0.0%
SIP Care Services, LLC	(6)	SF	5.85%	11.19%	7/21/2023	12/30/2026	152	152	136	0.0%
SIP Care Services, LLC	(6)(7)	SF	5.85%	11.19%	12/30/2021	12/30/2026	3,734	3,684	3,355	0.3%
SIP Care Services, LLC (Delayed Draw)	(17)(18)	SF	5.85%	11.19%	12/30/2021	12/30/2026	3,040	—	—	0.0%
SIP Care Services, LLC (Revolver)	(17)	SF	5.85%	11.19%	12/30/2021	12/30/2026	760	228	205	0.0%
Sound Inpatient Physicians, Inc.	(6)(19)	SF	3.26%	8.64%	10/12/2022	6/27/2025	2,785	2,326	935	0.1%
TigerConnect, Inc.	(7)	SF	6.90%	12.28%	2/16/2022	2/16/2028	10,000	9,850	9,800	0.8%
TigerConnect, Inc. (Delayed Draw)	(17)(18)	SF	6.90%	12.28%	2/16/2022	2/16/2028	750	453	444	0.0%
TigerConnect, Inc. (Revolver)	(17)	SF	6.90%	12.28%	2/16/2022	2/16/2028	1,429	—	—	0.0%
Vero Biotech Inc.		P	3.75%	12.25%	12/29/2023	12/28/2029	30,000	29,700	29,700	2.3%
WebPT, Inc.	(7)	SF	6.85%	12.24%	8/28/2019	1/18/2028	5,000	4,983	5,000	0.4%
WebPT, Inc. (Revolver)	(17)	SF	6.85%	12.22%	8/28/2019	1/18/2028	521	124	124	0.0%
Whistler Parent Holdings III, Inc.	(7)	SF	8.90%	9.53% Cash/ 4.75% PIK	6/3/2022	6/2/2028	21,252	20,906	21,040	1.6%
Whistler Parent Holdings III, Inc.		SF	8.90%	9.53% Cash/ 4.75% PIK	6/3/2022	6/2/2028	266	266	263	0.0%
Whistler Parent Holdings III, Inc. (Revolver)		SF	8.90%	9.53% Cash/ 4.75% PIK	6/3/2022	6/2/2028	2,657	2,657	2,630	0.2%
							376,569	328,753	328,708	25.3%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
High Tech Industries
Acquia Inc.	(7)	SF	7.25%	12.74%	11/1/2019	10/31/2025	15,429	$15,288	$15,429	1.2%
Acquia Inc. (Delayed Draw)	(17)(18)	SF	7.50%	12.99%	11/11/2023	10/31/2025	3,092	—	—	0.0%
Acquia Inc. (Revolver)	(17)	SF	7.25%	12.43%	11/1/2019	10/31/2025	588	289	289	0.0%
Amelia Holding II, LLC	(9)	SF	10.26%	14.61% Cash/ 1.00% PIK	12/21/2022	12/21/2027	10,104	9,850	10,142	0.8%
Amelia Holding II, LLC (Delayed Draw)	(17)(18)	SF	10.26%	14.61% Cash/ 1.00% PIK	12/21/2022	12/21/2027	3,339	2,539	2,548	0.2%
Amelia Holding II, LLC (Revolver)	(17)	SF	10.00%	14.36% Cash/ 1.00% PIK	12/21/2022	12/21/2027	667	133	133	0.0%
Arcstor Midco, LLC	(19)	SF	8.10%	13.46% PIK	8/29/2023	3/16/2027	413	401	413	0.0%
BTRS Holdings Inc.	(9)	SF	8.00%	13.38%	12/16/2022	12/15/2028	10,000	9,737	10,000	0.8%
BTRS Holdings Inc. (Delayed Draw)	(17)(18)	SF	8.00%	13.38%	12/16/2022	12/15/2028	845	414	414	0.0%
BTRS Holdings Inc. (Revolver)	(17)	SF	7.25%	12.63%	12/16/2022	12/15/2028	1,067	267	267	0.0%
Drawbridge Partners, LLC	(7)	SF	6.75%	12.10%	9/1/2022	9/1/2028	15,000	14,753	15,003	1.2%
Drawbridge Partners, LLC (Delayed Draw)	(17)(18)	SF	6.75%	12.10%	9/1/2022	9/1/2028	4,370	2,480	2,480	0.2%
Drawbridge Partners, LLC (Revolver)	(17)	SF	6.75%	12.10%	9/1/2022	9/1/2028	2,609	—	—	0.0%
Fortra, LLC		SF	4.10%	9.48%	12/11/2023	11/30/2026	6,982	6,618	6,635	0.5%
Fueled Digital Media, LLC	(8)	SF	6.11%	11.46%	11/1/2022	11/1/2027	5,710	5,593	5,752	0.4%
Fueled Digital Media, LLC	(6)	SF	6.11%	11.46%	11/1/2022	11/1/2027	503	503	507	0.0%
Fueled Digital Media, LLC (Revolver)	(17)	SF	6.11%	11.47%	11/1/2022	11/1/2027	807	726	726	0.1%
Idera, Inc.	(20)	SF	3.90%	9.28%	12/12/2023	3/2/2028	4,123	4,112	4,112	0.3%
Matrix Parent, Inc.	(6)(8)	SF	5.00%	10.33%	11/2/2022	3/1/2029	2,493	2,300	1,704	0.1%
Medallia, Inc.	(7)	SF	6.60%	7.95% Cash/ 4.00% PIK	8/15/2022	10/27/2028	11,770	11,590	11,776	0.9%
Mindbody, Inc.	(7)	SF	7.15%	12.53%	2/15/2019	2/14/2025	1,867	1,859	1,867	0.1%
Mindbody, Inc.	(7)	SF	7.15%	12.53%	9/22/2021	2/14/2025	5,194	5,194	5,194	0.4%
Mindbody, Inc. (Revolver)	(17)	SF	7.15%	12.53%	2/15/2019	2/14/2025	190	—	—	0.0%
Oranje Holdco, Inc.	(6)(9)	SF	7.50%	12.88%	2/1/2023	2/1/2029	14,000	13,688	14,105	1.1%
Oranje Holdco, Inc. (Revolver)	(17)	SF	7.50%	12.88%	2/1/2023	2/1/2029	1,750	—	—	0.0%
Optomi, LLC	(6)(9)	SF	8.40%	13.79%	12/13/2022	12/16/2027	5,626	5,487	5,626	0.4%
Optomi, LLC	(7)(9)	SF	5.65%	11.04%	12/16/2021	12/16/2027	13,264	13,075	13,114	1.0%
Optomi, LLC (Revolver)	(17)	SF	5.65%	11.04%	12/16/2021	12/16/2027	3,189	—	—	0.0%
Securly, Inc.	(7)	SF	7.10%	12.48%	4/20/2022	4/22/2027	3,702	3,648	3,693	0.3%
Securly, Inc.	(7)	SF	7.10%	12.45%	4/22/2021	4/22/2027	8,400	8,294	8,379	0.6%
Securly, Inc.	(7)	SF	7.10%	12.49%	4/22/2021	4/22/2027	1,938	1,938	1,934	0.2%
Securly, Inc. (Delayed Draw)	(17)(18)	SF	7.10%	12.49%	4/20/2022	4/22/2027	2,585	1,984	1,979	0.2%
Securly, Inc. (Revolver)		SF	7.10%	12.49%	4/22/2021	4/22/2027	969	969	967	0.1%
Sparq Holdings, Inc.	(7)	SF	6.25%	11.43%	6/16/2023	6/15/2029	1,990	1,934	2,023	0.2%
Sparq Holdings, Inc. (Delayed Draw)	(17)(18)	SF	6.25%	11.43%	6/16/2023	6/15/2029	444	—	—	0.0%
Sparq Holdings, Inc. (Revolver)	(17)	SF	6.25%	11.43%	6/16/2023	6/15/2029	409	—	—	0.0%
Transact Holdings Inc.	(6)	SF	4.36%	9.83%	4/18/2019	4/30/2026	710	705	712	0.1%
Unanet, Inc.	(7)(9)	SF	6.00%	11.35%	12/9/2022	12/8/2028	22,000	21,617	22,000	1.7%
Unanet, Inc. (Delayed Draw)	(17)(18)	SF	6.00%	11.45%	12/9/2022	12/8/2028	6,947	2,837	2,837	0.2%
Unanet, Inc. (Revolver)	(17)	SF	6.00%	11.45%	12/9/2022	12/8/2028	2,316	—	—	0.0%
Watchguard Technologies, Inc.	(6)	SF	5.25%	10.61%	8/17/2022	6/29/2029	20,889	19,698	20,113	1.5%
							218,290	190,520	192,873	14.8%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Media: Advertising, Printing & Publishing
95 Percent Buyer, LLC	(7)(8)(9)	rds.	5.60%	10.94%	11/24/2021	11/24/2026	16,067	$15,863	$16,067	1.2%
95 Percent Buyer, LLC (Revolver)	(17)	SF	5.60%	10.94%	11/24/2021	11/24/2026	808	—	—	0.0%
Calienger Holdings, L.L.C.	(8)	SF	5.85%	11.19%	10/21/2022	10/20/2028	4,962	4,857	4,956	0.4%
Calienger Holdings, L.L.C. (Delayed Draw)	(17)(18)	SF	5.85%	11.19%	10/21/2022	10/20/2028	667	—	—	0.0%
Calienger Holdings, L.L.C. (Revolver)	(17)	SF	5.85%	11.19%	10/21/2022	10/20/2028	909	—	—	0.0%
CE Intermediate, LLC	(6)(7)(9)	SF	5.60%	10.95%	10/11/2022	7/1/2027	38,998	38,423	38,998	3.0%
Destination Media, Inc.	(8)	SF	7.25%	12.43%	6/21/2023	6/21/2028	6,467	6,258	6,564	0.5%
Destination Media, Inc. (Delayed Draw)	(17)(18)	SF	7.00%	12.35%	6/21/2023	6/21/2028	3,250	395	400	0.0%
Destination Media, Inc. (Revolver)	(17)	SF	7.00%	12.35%	6/21/2023	6/21/2028	670	134	134	0.0%
Madison Logic Holdings, Inc.	(6)	SF	7.00%	12.35%	12/30/2022	12/29/2028	13,895	13,530	13,774	1.1%
Madison Logic Holdings, Inc. (Revolver)	(17)	SF	7.00%	12.35%	12/30/2022	12/30/2027	1,207	—	—	0.0%
North Haven USHC Acquisition, Inc.	(7)(9)	SF	6.60%	11.95%	10/30/2020	10/30/2025	2,425	2,404	2,399	0.2%
North Haven USHC Acquisition, Inc.	(7)(9)	SF	6.60%	11.95%	3/12/2021	10/30/2025	703	703	695	0.1%
North Haven USHC Acquisition, Inc.	(9)	SF	6.60%	11.95%	9/3/2021	10/30/2025	1,419	1,419	1,404	0.1%
North Haven USHC Acquisition, Inc.	(9)	SF	6.35%	11.73%	7/29/2022	10/30/2025	2,566	2,542	2,528	0.2%
North Haven USHC Acquisition, Inc. (Delayed Draw)	(17)(18)	SF	6.35%	11.76%	7/29/2022	10/30/2025	1,056	358	353	0.0%
North Haven USHC Acquisition, Inc. (Revolver)	(17)	SF	6.60%	12.00%	10/30/2020	10/30/2025	416	104	103	0.0%
Really Great Reading Company, Inc.	(6)(9)	SF	5.85%	11.20%	12/9/2022	12/9/2028	11,910	11,649	12,029	0.9%
Really Great Reading Company, Inc. (Delayed Draw)	(17)(18)	SF	5.85%	11.20%	12/9/2022	12/8/2028	2,526	—	—	0.0%
Really Great Reading Company, Inc. (Revolver)	(17)	SF	5.85%	11.20%	12/9/2022	12/8/2028	3,200	—	—	0.0%
Relevate Health Group, LLC	(7)(9)	SF	6.10%	11.44%	11/20/2020	11/20/2025	1,945	1,928	1,927	0.2%
Relevate Health Group, LLC	(8)(9)	SF	6.10%	11.44%	3/28/2022	11/20/2025	5,184	5,125	5,136	0.4%
Relevate Health Group, LLC	(8)	SF	6.10%	11.44%	11/20/2020	11/20/2025	870	870	862	0.1%
Relevate Health Group, LLC (Revolver)	(17)	SF	6.10%	11.43%	11/20/2020	11/20/2025	789	211	211	0.0%
Renaissance Holding Corp.	(6)	SF	4.75%	10.11%	3/16/2023	4/5/2030	7,481	7,272	7,518	0.6%
Spherix Global Inc.	(6)(7)	SF	6.36%	11.71%	12/22/2021	12/22/2026	4,421	4,371	4,289	0.3%
Spherix Global Inc. (Revolver)	(17)	SF	6.36%	11.71%	12/22/2021	12/22/2026	500	—	—	0.0%
XanEdu Publishing, Inc.	(7)(8)	SF	6.50%	11.97%	1/28/2020	1/28/2025	5,844	5,807	5,844	0.4%
XanEdu Publishing, Inc.	(8)	SF	6.50%	11.97%	8/31/2022	1/28/2025	2,322	2,295	2,326	0.2%
XanEdu Publishing, Inc. (Revolver)	(17)	SF	6.50%	11.97%	1/28/2020	1/28/2025	977	—	—	0.0%
							144,454	126,518	128,517	9.9%
Media: Broadcasting & Subscription
Vice Acquisition Holdco, LLC (fka Vice Group Holding Inc.)		SF	8.26%	13.64% PIK	7/31/2023	1/31/2028	503	503	494	0.1%
Vice Acquisition Holdco, LLC (fka Vice Group Holding Inc.)		SF	8.26%	13.64% PIK	7/31/2023	1/31/2028	152	152	149	0.0%
Vice Acquisition Holdco, LLC (fka Vice Group Holding Inc.) (Delayed Draw)	(17)(18)	SF	8.26%	13.65% PIK	9/8/2023	1/31/2028	265	223	219	0.0%
							920	878	862	0.1%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Media: Diversified & Production
Bonterra LLC	(7)(9)	SF	7.25%	12.60%	9/8/2021	9/8/2027	19,042	$18,859	$18,685	1.4%
Bonterra LLC		SF	8.00%	13.35% PIK	9/28/2023	9/8/2027	2,692	2,656	2,702	0.2%
Bonterra LLC (Revolver)	(17)	SF	7.25%	12.60%	9/8/2021	9/8/2027	1,814	544	534	0.0%
Chess.com, LLC	(7)(8)	SF	6.60%	11.95%	12/31/2021	12/31/2027	12,772	12,587	12,725	1.0%
Chess.com, LLC (Revolver)	(17)	SF	6.60%	11.95%	12/31/2021	12/31/2027	1,413	—	—	0.0%
Crownpeak Technology, Inc.	(7)	SF	7.35%	12.69%	2/28/2019	2/28/2025	1,000	1,000	1,000	0.1%
Crownpeak Technology, Inc.	(7)	SF	7.35%	12.69%	2/28/2019	2/28/2025	15	15	15	0.0%
Crownpeak Technology, Inc.	(7)	SF	7.50%	12.97%	9/27/2022	2/28/2025	318	315	318	0.0%
Crownpeak Technology, Inc.	(9)	SF	7.35%	12.69%	9/27/2022	2/28/2025	833	833	834	0.1%
Crownpeak Technology, Inc. (Revolver)	(17)	SF	7.35%	12.69%	2/28/2019	2/28/2025	125	17	17	0.0%
Research Now Group, Inc. and Survey Sampling International, LLC	(6)	SF	5.76%	11.14%	11/28/2022	12/20/2024	5,345	4,516	3,992	0.3%
Sports Operating Holdings II, LLC	(6)	SF	5.85%	11.21%	11/3/2022	11/3/2027	4,938	4,837	4,938	0.4%
Sports Operating Holdings II, LLC (Delayed Draw)	(17)(18)	SF	5.85%	11.21%	11/3/2022	11/3/2027	3,997	402	402	0.0%
Sports Operating Holdings II, LLC (Revolver)	(17)	SF	5.85%	11.21%	11/3/2022	11/3/2027	865	—	—	0.0%
Streamland Media MidCo LLC	(6)(7)	SF	7.25%	12.39% Cash/ 0.50% PIK	8/26/2019	12/31/2024	1,957	1,951	1,941	0.1%
Streamland Media MidCo LLC	(6)	SF	7.25%	12.39% Cash/ 0.50% PIK	3/7/2022	12/31/2024	530	523	526	0.0%
							57,656	49,055	48,629	3.6%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Services: Business
Aduro Advisors, LLC	(6)(9)	SF	6.25%	11.61%	5/26/2023	5/26/2028	8,458	$8,262	$8,507	0.7%
Aduro Advisors, LLC (Revolver)		SF	6.25%	11.61%	5/26/2023	5/26/2028	944	944	944	0.1%
Aperture Companies, LLC	(7)(8)	SF	6.35%	11.69%	12/31/2021	12/31/2026	14,737	14,542	14,417	1.1%
Aperture Companies, LLC	(7)	SF	6.35%	11.69%	12/31/2021	12/31/2026	4,283	4,283	4,190	0.3%
Aperture Companies, LLC (Revolver)	(17)	SF	6.35%	11.69%	12/31/2021	12/31/2026	1,347	—	—	0.0%
Aras Corporation	(6)(9)	SF	6.90%	9.04% Cash/ 3.25% PIK	4/13/2021	4/13/2027	4,837	4,787	4,875	0.4%
Aras Corporation (Revolver)	(17)	P	5.50%	14.00%	4/13/2021	4/13/2027	325	282	282	0.0%
Argano, LLC	(6)	SF	6.60%	11.94%	4/18/2023	4/14/2025	1,200	1,185	1,206	0.1%
Argano, LLC	(7)(8)	SF	6.35%	11.69%	6/10/2021	6/10/2026	8,895	8,797	8,895	0.7%
Argano, LLC	(6)(8)	SF	6.35%	11.69%	6/10/2021	6/10/2026	3,939	3,939	3,939	0.3%
Argano, LLC	(6)(9)	SF	6.35%	11.69%	10/7/2022	6/10/2026	684	670	684	0.1%
Argano, LLC	(9)	SF	6.35%	11.69%	3/16/2022	6/10/2026	4,709	4,709	4,709	0.4%
Argano, LLC (Delayed Draw)	(17)(18)	SF	6.35%	11.70%	12/6/2023	6/10/2026	1,924	481	481	0.0%
Argano, LLC (Revolver)		SF	6.35%	11.69%	6/10/2021	6/10/2026	965	965	965	0.1%
ASG III, LLC	(6)	SF	6.50%	11.88%	10/31/2023	10/31/2029	20,000	19,506	19,500	1.5%
ASG III, LLC (Delayed Draw)	(17)(18)	SF	6.50%	11.88%	10/31/2023	10/31/2029	8,421	—	—	0.0%
ASG III, LLC (Revolver)	(17)	SF	6.50%	11.88%	10/31/2023	10/31/2029	3,158	—	—	0.0%
Bloomerang, LLC	(6)	SF	6.00%	11.19%	12/27/2023	12/27/2029	16,000	15,681	15,680	1.2%
Bloomerang, LLC (Delayed Draw)	(17)(18)	SF	6.00%	11.19%	12/27/2023	12/27/2029	4,800	—	—	0.0%
Bloomerang, LLC (Revolver)	(17)	SF	6.00%	11.19%	12/27/2023	12/27/2029	3,200	—	—	0.0%
Cosmos Bidco, Inc.	(7)(9)	SF	6.75%	11.93%	9/15/2023	9/14/2029	36,000	35,136	36,126	2.8%
Cosmos Bidco, Inc. (Delayed Draw)	(17)(18)	SF	6.75%	11.93%	9/15/2023	9/14/2029	6,750	—	—	0.0%
Cosmos Bidco, Inc. (Revolver)	(17)	SF	6.75%	11.93%	9/15/2023	9/14/2029	5,625	—	—	0.0%
E-Discovery Acquireco, LLC	(6)(9)	SF	6.50%	11.89%	8/29/2023	8/29/2029	20,000	19,514	20,000	1.5%
E-Discovery Acquireco, LLC (Revolver)	(17)	SF	6.50%	11.89%	8/29/2023	8/29/2029	1,818	—	—	0.0%
ecMarket Inc. and Conexiom US Inc.	(7)(10)(22)	SF	6.85%	12.20%	9/21/2021	9/21/2027	16,535	16,323	16,535	1.3%
ecMarket Inc. and Conexiom US Inc.	(7)(10)(22)	SF	6.85%	12.20%	9/21/2021	9/21/2027	1,291	1,291	1,291	0.1%
ecMarket Inc. and Conexiom US Inc. (Delayed Draw)	(10)(17)(18)(22)	SF	6.85%	12.20%	5/4/2023	9/21/2027	2,063	1,677	1,677	0.1%
ecMarket Inc. and Conexiom US Inc. (Revolver)	(10)(17)(22)	SF	6.85%	12.20%	9/21/2021	9/21/2027	2,067	—	—	0.0%
Edustaff, LLC	(6)(9)	SF	6.10%	11.46%	12/8/2022	12/8/2027	12,870	12,576	12,999	1.0%
Edustaff, LLC (Revolver)	(17)	SF	6.10%	11.46%	12/8/2022	12/8/2027	2,364	—	—	0.0%
HS4 Acquisitionco, Inc.	(7)	SF	6.85%	12.21%	7/9/2019	7/9/2025	3,900	3,874	3,888	0.3%
HS4 Acquisitionco, Inc.	(7)	SF	6.85%	12.21%	10/6/2021	7/9/2025	4,237	4,237	4,224	0.3%
HS4 Acquisitionco, Inc. (Revolver)	(17)	SF	6.85%	12.21%	7/9/2019	7/9/2025	325	219	218	0.0%
iCIMS, Inc.	(7)	SF	7.25%	12.62%	10/24/2022	8/18/2028	8,000	7,879	8,030	0.6%
Interstate BidCo, LLC	(6)	SF	6.00%	11.35%	12/27/2023	12/27/2029	15,000	14,701	14,700	1.1%
Interstate BidCo, LLC (Delayed Draw)	(17)(18)	SF	6.00%	11.35%	12/27/2023	12/27/2029	8,333	—	—	0.0%
Interstate BidCo, LLC (Revolver)	(17)	SF	6.00%	11.35%	12/27/2023	12/27/2029	3,125	—	—	0.0%
Kingsley Gate Partners, LLC	(6)	SF	6.65%	12.04%	12/9/2022	12/11/2028	2,978	2,926	2,940	0.2%
Kingsley Gate Partners, LLC		SF	6.65%	12.04%	12/9/2022	12/11/2028	955	955	943	0.1%
Kingsley Gate Partners, LLC (Delayed Draw)	(17)(18)	SF	6.65%	12.04%	12/9/2022	12/11/2028	2,998	658	650	0.0%
Kingsley Gate Partners, LLC (Revolver)	(17)	SF	6.65%	12.04%	12/9/2022	12/11/2028	1,200	—	—	0.0%
Milrose Consultants, LLC	(6)(8)	SF	7.15%	12.54%	8/31/2023	8/31/2028	44,888	43,715	45,044	3.5%
Milrose Consultants, LLC (Delayed Draw)	(17)(18)	SF	7.15%	12.54%	8/31/2023	8/31/2028	2,009	—	—	0.0%
Milrose Consultants, LLC (Revolver)	(17)	SF	7.15%	12.54%	8/31/2023	8/31/2028	2,308	—	—	0.0%
Moonraker Acquisitionco LLC	(6)	SF	6.00%	11.36%	9/30/2022	8/4/2028	6,930	6,814	6,930	0.5%
Moonraker Acquisitionco LLC (Delayed Draw)	(17)(18)	SF	6.00%	11.36%	9/30/2022	8/4/2028	2,333	—	—	0.0%
Moonraker Acquisitionco LLC (Revolver)	(17)	SF	6.00%	11.35%	9/30/2022	8/4/2028	933	93	93	0.0%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
NFM & J, L.P.	(6)(7)(9)	SF	5.85%	11.22%	11/15/2023	11/30/2027	13,348	$13,088	$13,081	1.0%
NFM & J, L.P. (Delayed Draw)	(17)(18)	SF	5.85%	11.22%	11/15/2023	11/30/2027	7,416	—	—	0.0%
NFM & J, L.P. (Revolver)	(17)	SF	5.85%	11.22%	11/15/2023	11/30/2027	5,273	—	—	0.0%
Onix Networking Corp.	(6)	SF	5.75%	11.10%	10/2/2023	10/2/2029	15,000	14,702	14,700	1.1%
Onix Networking Corp. (Revolver)	(17)	SF	5.75%	11.10%	10/2/2023	10/2/2029	5,000	—	—	0.0%
Prototek LLC		SF	7.85%	12.44% Cash/ 0.75% PIK	12/8/2022	12/8/2027	7,943	7,742	7,617	0.6%
Prototek LLC (Revolver)	(17)	SF	7.85%	12.44% Cash/ 0.75% PIK	12/8/2022	12/8/2027	921	—	—	0.0%
Relativity ODA LLC	(6)(9)	SF	6.60%	11.96% PIK	5/12/2021	5/12/2027	5,267	5,186	5,262	0.4%
Relativity ODA LLC (Revolver)	(17)	SF	6.60%	11.96% PIK	5/12/2021	5/12/2027	450	—	—	0.0%
Sundance Group Holdings, Inc.	(7)	SF	6.25%	11.73%	7/2/2021	7/2/2027	4,148	4,092	4,142	0.3%
Sundance Group Holdings, Inc.	(9)	SF	6.25%	11.74%	11/30/2022	7/2/2027	166	162	166	0.0%
Sundance Group Holdings, Inc.	(9)	SF	6.25%	11.72%	7/2/2021	7/2/2027	1,244	1,244	1,242	0.1%
Sundance Group Holdings, Inc. (Revolver)	(17)	SF	6.35%	11.72%	7/2/2021	7/2/2027	498	249	248	0.0%
Teneo Holdings LLC	(6)	SF	5.35%	10.71%	5/25/2023	7/11/2025	2,977	2,977	2,979	0.2%
The GEO Group, Inc.	(6)(10)	SF	7.13%	12.48%	4/5/2023	3/23/2027	9,807	9,956	10,052	0.8%
Thryv, Inc.	(6)(10)	SF	8.61%	13.97%	9/7/2022	2/27/2026	6,592	6,545	6,600	0.5%
Verdantas LLC	(6)	SF	7.60%	12.96%	2/28/2023	7/1/2026	3,970	3,887	3,966	0.3%
Verdantas LLC (Delayed Draw)	(17)(18)	SF	7.60%	12.96%	2/28/2023	7/1/2026	2,000	—	—	0.0%
Vhagar Purchaser, LLC	(9)	SF	7.00%	12.39%	6/9/2023	6/8/2029	10,000	9,723	10,000	0.8%
Vhagar Purchaser, LLC (Delayed Draw)	(17)(18)	SF	7.00%	12.39%	6/9/2023	6/8/2029	2,222	500	500	0.0%
Vhagar Purchaser, LLC (Revolver)	(17)	SF	7.00%	12.39%	6/9/2023	6/8/2029	1,111	—	—	0.0%
WPEngine, Inc.	(7)(9)	SF	6.50%	11.92%	8/14/2023	8/14/2029	16,500	16,021	16,550	1.3%
WPEngine, Inc. (Revolver)	(17)	SF	6.50%	11.92%	8/14/2023	8/14/2029	1,650	—	—	0.0%
							454,164	357,695	362,667	27.8%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Services: Consumer
The Black Tux, LLC	(9)	SF	6.50%	11.86%	12/27/2023	12/27/2028	10,500	$10,421	$10,421	0.8%
The Black Tux, LLC (Delayed Draw)	(17)(18)	SF	6.50%	11.86%	12/27/2023	12/27/2028	1,944	—	—	0.0%
The Black Tux, LLC (Revolver)	(17)	SF	6.50%	11.86%	12/27/2023	12/27/2028	1,944	—	—	0.0%
Clydesdale Holdings, LLC	(6)	SF	6.25%	11.60%	12/28/2023	6/23/2028	5,000	4,875	5,040	0.4%
Clydesdale Holdings, LLC	(6)(7)	SF	6.40%	11.75%	7/19/2023	6/23/2028	4,988	4,871	5,027	0.4%
Clydesdale Holdings, LLC	(6)	SF	5.65%	11.00%	6/24/2022	6/23/2028	14,813	14,577	14,598	1.1%
Clydesdale Holdings, LLC (Delayed Draw)	(17)(18)	SF	5.65%	11.00%	6/24/2022	6/23/2028	21,057	17,232	16,982	1.3%
Clydesdale Holdings, LLC (Revolver)	(17)	SF	5.65%	11.00%	6/24/2022	6/23/2028	4,523	—	—	0.0%
Denali Midco 2, LLC		SF	6.60%	11.96%	9/13/2022	12/22/2027	12,344	12,042	12,381	1.0%
Denali Midco 2, LLC (Delayed Draw)	(17)(18)	SF	6.60%	11.96%	9/13/2022	12/22/2027	12,445	8,612	8,638	0.7%
Expedited Travel, LLC	(6)(7)(9)	SF	6.61%	11.96%	11/8/2023	11/8/2028	16,000	15,608	15,600	1.2%
Expedited Travel, LLC (Revolver)	(17)	SF	6.61%	11.96%	11/8/2023	11/8/2028	1,500	—	—	0.0%
Express Wash Acquisition Company, LLC	(6)	SF	6.76%	12.16%	7/14/2022	7/14/2028	9,985	9,937	9,985	0.8%
Express Wash Acquisition Company, LLC		SF	6.76%	12.16%	7/14/2022	7/14/2028	2,138	2,138	2,138	0.2%
Express Wash Acquisition Company, LLC (Revolver)	(17)	SF	6.76%	12.16%	7/14/2022	7/14/2028	536	295	295	0.0%
The Hertz Corporation	(10)(20)	SF	3.75%	9.11%	12/12/2023	6/30/2028	5,000	4,975	4,975	0.4%
Light Wave Dental Management, LLC	(8)(9)	SF	7.00%	12.35%	6/30/2023	6/30/2029	27,363	26,576	27,390	2.1%
Light Wave Dental Management, LLC (Revolver)	(17)	SF	7.00%	12.35%	6/30/2023	6/30/2029	3,802	2,757	2,757	0.2%
Mammoth Holdings, LLC		SF	5.75%	11.10%	11/15/2023	11/15/2030	21,818	21,389	21,382	1.6%
Mammoth Holdings, LLC (Delayed Draw)	(17)(18)	SF	5.75%	11.10%	11/15/2023	11/15/2030	5,455	—	—	0.0%
Mammoth Holdings, LLC (Revolver)	(17)	SF	5.75%	11.10%	11/15/2023	11/15/2029	2,727	—	—	0.0%
Pacific Bells, LLC	(8)	SF	4.50%	10.11%	11/2/2022	11/10/2028	2,909	2,750	2,902	0.2%
Viad Corp	(6)(10)	SF	5.11%	10.47%	9/12/2022	7/28/2028	4,043	3,966	4,038	0.3%
							192,834	163,021	164,549	12.7%
Telecommunications
American Broadband and Telecommunications Company LLC (Delayed Draw)	(6)(17)(18)	P	12.00%	18.50% Cash/ 2.00% PIK	6/10/2022	6/10/2025	2,754	2,532	2,861	0.2%
American Broadband and Telecommunications Company LLC (Revolver)	(17)	P	12.00%	18.50% Cash/ 2.00% PIK	6/10/2022	6/10/2025	1,000	247	247	0.0%
Calabrio, Inc. (Delayed Draw)	(7)(17)(18)	SF	7.13%	12.48%	12/19/2023	4/16/2027	1,173	—	—	0.0%
Calabrio, Inc.	(7)	SF	7.13%	12.48%	4/16/2021	4/16/2027	8,000	7,873	8,050	0.6%
Calabrio, Inc. (Revolver)	(17)	SF	7.13%	12.48%	4/16/2021	4/16/2027	963	551	551	0.0%
DataOnline Corp.	(7)(9)	SF	5.65%	11.04%	11/13/2019	11/13/2025	35,040	34,921	35,022	2.7%
DataOnline Corp. (Revolver)		SF	5.65%	11.00%	11/13/2019	11/13/2025	3,701	3,701	3,701	0.3%
EOS Finco S.A.R.L.	(6)(8)(10) (22)	SF	5.75%	11.10%	8/3/2022	8/20/2027	7,265	7,164	6,702	0.5%
Patagonia Holdco LLC	(6)(10)(22)	SF	5.75%	11.12%	8/5/2022	8/1/2029	14,813	12,489	13,520	1.0%
Sandvine Corporation	(6)	SF	4.50%	9.97%	3/8/2021	10/31/2025	1,143	1,143	926	0.1%
							75,852	70,621	71,580	5.4%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Transportation: Cargo
AIT Worldwide Logistics Holdings, Inc.	(6)	SF	4.85%	10.21%	5/26/2023	4/26/2028	6,284	$6,040	$6,248	0.5%
Complete Innovations Inc.	(6)(10)(21)(22)	C	6.00%	11.40%	12/16/2020	12/16/2025	8,285	8,530	8,285	0.6%
Complete Innovations Inc.	(6)(10)(21)(22)	C	6.00%	11.40%	12/16/2020	12/16/2025	1,051	1,098	1,051	0.1%
Fiasco Enterprises, LLC	(8)	SF	6.36%	11.71%	5/6/2022	5/6/2027	6,913	6,822	6,774	0.5%
Fiasco Enterprises, LLC	(6)	SF	6.61%	11.96%	12/15/2022	5/6/2027	8,337	8,133	8,179	0.6%
Fiasco Enterprises, LLC (Revolver)	(17)	SF	6.61%	11.96%	5/6/2022	5/6/2027	1,750	—	—	0.0%
Kenco PPC Buyer LLC	(6)(8)(9)	SF	5.00%	10.39%	11/17/2022	11/15/2029	21,722	21,246	21,678	1.7%
Kenco PPC Buyer LLC (Delayed Draw)	(17)(18)	SF	5.00%	10.39%	11/17/2022	11/15/2029	3,870	—	—	0.0%
Kenco PPC Buyer LLC (Revolver)	(17)	SF	5.00%	10.39%	11/17/2022	11/15/2029	4,787	—	—	0.0%
Randys Holdings, Inc.	(6)(7)(9)	SF	6.50%	11.68%	11/1/2022	11/1/2028	16,875	16,434	16,824	1.3%
Randys Holdings, Inc. (Delayed Draw)	(17)(18)	SF	6.50%	11.68%	11/1/2022	11/1/2028	5,682	—	—	0.0%
Randys Holdings, Inc. (Revolver)	(17)	SF	6.50%	11.68%	11/1/2022	11/1/2028	2,273	656	654	0.1%
RS Acquisition, LLC	(7)(8)	SF	6.10%	11.44%	12/13/2021	12/14/2026	10,808	10,667	10,620	0.8%
RS Acquisition, LLC	(6)(9)	SF	6.10%	11.44%	12/13/2021	12/14/2026	9,986	9,986	9,812	0.8%
RS Acquisition, LLC (Revolver)	(17)	SF	6.10%	11.44%	12/13/2021	12/14/2026	1,264	885	885	0.1%
							109,887	90,497	91,010	7.1%
Utilities: Electric
Central Moloney, LLC	(6)(8)	SF	6.75%	12.10%	12/19/2023	10/20/2028	36,500	35,594	35,588	2.7%
							36,500	35,594	35,588	2.7%
Wholesale
IF & P Holdings Company, LLC	(6)(8)	SF	5.63%	11.07%	10/6/2022	10/3/2028	23,628	23,130	23,385	1.8%
IF & P Holdings Company, LLC	(6)	SF	6.00%	11.45%	5/25/2023	10/3/2028	6,633	6,445	6,633	0.5%
IF & P Holdings Company, LLC (Revolver)	(17)	SF	5.63%	10.91%	10/6/2022	10/3/2028	2,800	1,442	1,442	0.1%
S&S Holdings LLC	(6)	SF	5.10%	10.50%	3/10/2021	3/10/2028	2,918	2,858	2,861	0.2%
							35,979	33,875	34,321	2.6%
Total Non-Controlled/Non-Affiliate Senior Secured Loans							2,481,979	2,136,933	2,146,391	164.8%

Unitranche Secured Loans (11)
Aerospace & Defense
Cassavant Holdings, LLC	(6)(7)	SF	7.61%	12.96%	9/8/2021	9/8/2026	13,784	13,623	13,784	1.1%
							13,784	13,623	13,784	1.1%
Beverage, Food & Tobacco
Gargoyle Enterprises, Inc. (Revolver)	(17)(24)	SF	12.00%	17.34%	11/3/2023	11/3/2026	1,000	167	165	0.0%
Off Hours Spirits, Inc. / Hour Barrel, LLC (Revolver)	(17)(25)	SF	10.00%	13.36% Cash/ 2.00% PIK	12/8/2023	12/8/2026	333	200	197	0.0%
							1,333	367	362	0.0%
Construction & Building
Inversiones DP6 (BVI) Numero Dos, Ltd.	(10)(22)	n/a	n/a	9.00% Cash/ 4.75% PIK	10/14/2022	10/14/2026	25,946	25,946	26,041	2.0%
							25,946	25,946	26,041	2.0%
Consumer Goods: Durable
Jumpstart Holdco, Inc.	(6)	SF	5.60%	10.96%	4/19/2022	4/19/2028	23,206	22,848	21,497	1.7%
							23,206	22,848	21,497	1.7%
Environmental Industries
StormTrap, LLC	(8)	SF	5.25%	10.72%	3/25/2022	3/24/2028	6,437	6,348	6,437	0.5%
StormTrap, LLC (Delayed Draw)	(17)(18)	SF	5.25%	10.72%	3/25/2022	3/24/2028	2,222	—	—	0.0%
							8,659	6,348	6,437	0.5%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Healthcare & Pharmaceuticals
Evolve Biologics Inc.	(6)(10)	SF	16.00%	10.67% Cash/ 10.67% PIK	12/20/2022	12/18/2026	19,093	$18,785	$18,997	1.5%
Evolve Biologics Inc. (Delayed Draw)	(10)(17)(18)	SF	16.00%	10.67% Cash/ 10.67% PIK	12/20/2022	12/18/2026	19,410	—	—	0.0%
							38,503	18,785	18,997	1.5%
Media: Advertising, Printing & Publishing
New Engen, Inc.	(7)(8)	SF	5.11%	10.46%	12/3/2021	12/3/2026	9,358	9,252	9,358	0.7%
New Engen, Inc.	(7)(8)	SF	5.11%	10.46%	12/27/2021	12/3/2026	7,902	7,902	7,902	0.6%
							17,260	17,154	17,260	1.3%
Media: Diversified & Production
Park County Holdings, LLC		SF	6.75%	12.11%	11/29/2023	11/29/2029	45,000	44,337	44,325	3.4%
							45,000	44,337	44,325	3.4%
Services: Business
ASG II, LLC	(6)	SF	6.40%	11.78%	5/25/2022	5/25/2028	15,000	14,756	15,000	1.1%
ASG II, LLC (Delayed Draw)	(17)(18)	SF	6.40%	11.78%	5/25/2022	5/25/2028	2,250	1,350	1,350	0.1%
Onit, Inc.	(6)	SF	7.50%	12.97%	12/20/2021	5/2/2025	16,800	16,663	16,800	1.3%
							34,050	32,769	33,150	2.5%
Telecommunications
VB E1, LLC	(6)	SF	7.75%	13.10%	11/18/2020	11/18/2026	3,000	3,000	3,000	0.2%
							3,000	3,000	3,000	0.2%
Total Non-Controlled/Non-Affiliate Unitranche Secured Loans							210,741	185,177	184,853	14.2%

Junior Secured Loans
Aerospace & Defense
API Holdings III Corp.	(6)	SF	7.00%	6.18% Cash/ 6.17% PIK	11/3/2023	5/7/2027	1,687	1,684	1,046	0.1%
							1,687	1,684	1,046	0.1%
Automotive
First Brands Group, LLC (fka Trico Group, LLC)	(20)	SF	8.50%	14.38%	12/11/2023	12/29/2028	9,936	9,507	9,470	0.7%
							9,936	9,507	9,470	0.7%
Banking
MoneyLion, Inc.	(6)(10)	SF	9.51%	14.86%	3/25/2022	3/24/2026	17,411	17,290	17,563	1.4%
							17,411	17,290	17,563	1.4%
Construction & Building
Sundy Village West Mezz Borrower, LLC (Delayed Draw)	(10)(17)(18)	SF	6.25%	11.61%	12/21/2023	12/21/2026	37,349	24,110	23,870	1.9%
Sundy Village West Mezz Borrower, LLC (Delayed Draw)	(10)(17)(18)	SF	11.25%	16.61% PIK	12/21/2023	12/21/2026	12,651	3,012	2,982	0.2%
							50,000	27,122	26,852	2.1%
FIRE: Real Estate
Florida East Coast Industries, LLC	(10)	n/a	n/a	16.00% PIK	8/9/2021	6/28/2024	1,933	1,923	1,934	0.2%
Witkoff/Monroe 700 JV LLC	(10)	n/a	n/a	8.00% Cash/ 4.00% PIK	7/2/2021	7/2/2026	9,643	9,643	9,493	0.7%
Witkoff/Monroe 700 JV LLC	(10)	n/a	n/a	8.00% Cash/ 4.00% PIK	5/16/2023	7/2/2026	1,668	1,668	1,642	0.1%
Witkoff/Monroe 700 JV LLC (Delayed Draw)	(10)(17)(18)	n/a	n/a	8.00% Cash/ 4.00% PIK	9/25/2023	7/22/2026	3,001	1,925	1,895	0.1%
							16,245	15,159	14,964	1.1%
High Tech Industries
Arcstor Midco, LLC	(6)(19)	SF	7.85%	13.21% PIK	3/16/2021	3/16/2027	12,192	11,950	5,828	0.5%
Arcstor Midco, LLC	(6)(19)	SF	8.10%	13.46% PIK	7/14/2023	3/16/2027	413	401	413	0.0%
							12,605	12,351	6,241	0.5%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Media: Broadcasting & Subscription
Vice Acquisition Holdco, LLC (fka Vice Group Holding Inc.)	(14)(26)	n/a	n/a	n/a	5/2/2019	n/a	477	$477	$—	0.0%
Vice Acquisition Holdco, LLC (fka Vice Group Holding Inc.)	(14)(26)	n/a	n/a	n/a	5/2/2019	n/a	150	150	—	0.0%
Vice Acquisition Holdco, LLC (fka Vice Group Holding Inc.)	(14)(26)	n/a	n/a	n/a	5/2/2019	n/a	57	57	—	0.0%
Vice Acquisition Holdco, LLC (fka Vice Group Holding Inc.)	(14)(26)	n/a	n/a	n/a	11/4/2019	n/a	92	92	—	0.0%
Vice Acquisition Holdco, LLC (fka Vice Group Holding Inc.)		SF	8.26%	13.64% PIK	7/31/2023	1/31/2028	396	396	348	0.0%
							1,172	1,172	348	0.0%
Services: Business
Argano, LLC	(15)	P	(1.00)%	7.50%	11/7/2023	6/29/2024	28	28	28	0.0%
							28	28	28	0.0%
Total Non-Controlled/Non-Affiliate Junior Secured Loans							109,084	84,313	76,512	5.9%

Equity Securities (12)(13)
Automotive
Born To Run, LLC (692,841 Class A units)	(14)	—	—	—	4/1/2021	—	—	693	—	0.0%
Lifted Trucks Holdings, LLC (158,730 Class A shares)	(14)(15)	—	—	—	8/2/2021	—	—	159	82	0.0%
								852	82	0.0%
Banking
MV Receivables II, LLC (1,822 shares of common stock)	(10)(15)	—	—	—	7/29/2021	—	—	750	—	0.0%
MV Receivables II, LLC (warrant to purchase up to 1.0% of the equity)	(10)(15)	—	—	—	7/28/2021	7/28/2031	—	453	—	0.0%
								1,203	—	0.0%
Beverage, Food & Tobacco
Sabrosura Foods, LLC et al (171,429 Class A interests)	(14)	—	—	—	10/18/2019	—	—	171	—	0.0%
Sabrosura Foods, LLC et al (7,022 Class AA units)	(14)	—	—	—	11/22/2022	—	—	10	—	0.0%
Sabrosura Foods, LLC et al (8,322 Class AAA units)	(14)	—	—	—	3/17/2023	—	—	8	—	0.0%
								189	—	0.0%
Capital Equipment
Adept AG Holdings, LLC (314,584 Class A preferred units)	(14)(15)	—	—	—	8/11/2022	—	—	650	172	0.0%
Adept AG Holdings, LLC (45,874 Series B units)	(14)(15)	—	—	—	8/1/2023	—	—	46	47	0.0%
Adept AG Holdings, LLC (42,816 Series C preferred units)	(14)(15)	—	—	—	12/20/2023	—	—	43	43	0.0%
								739	262	0.0%
Construction & Building
MEI Buyer LLC (1,982 units)	(14)	—	—	—	6/29/2023	—	—	1,982	2,017	0.2%
								1,982	2,017	0.2%
Consumer Goods: Durable
Independence Buyer, Inc. (169 Class A units)	(14)	—	—	—	8/3/2021	—	—	169	117	0.0%
Jumpstart Holdco, Inc. (1,566,667 Class A units)	(14)	—	—	—	4/19/2022	—	—	1,566	749	0.1%
								1,735	866	0.1%
Energy: Oil & Gas
QuarterNorth Energy Inc. (4,376 shares of common stock)	(6)(14)	—	—	—	1/11/2020	—	—	748	593	0.0%
								748	593	0.0%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Environmental Industries
Quest Resource Management Group, LLC (warrant to purchase up to 0.2% of the equity)	(14)	—	—	—	10/19/2020	3/17/2028	—	$67	$256	0.0%
Quest Resource Management Group, LLC (warrant to purchase up to 0.2% of the equity)	(14)	—	—	—	10/19/2021	3/17/2028	—	—	180	0.0%
StormTrap, LLC (640,000 Class A preferred units)	(15)	n/a	n/a	8.00% PIK	3/25/2022	—	—	640	640	0.1%
StormTrap, LLC (640,000 Class A common units)	(14)(15)	—	—	—	3/25/2022	—	—	—	151	0.0%
Volt Bidco, Inc. (878 shares of common stock)	(14)	—	—	—	8/11/2021	—	—	891	1,144	0.1%
								1,598	2,371	0.2%
FIRE: Finance
Bench Walk Lead, LLC (commitment to purchase up to 3.2% of the equity)	(10)(14)(15)	—	—	—	6/12/2023	—	—	1,600	1,765	0.2%
J2 BWA Funding LLC (0.3% profit sharing)	(10)(14)(15)	—	—	—	12/24/2020	—	—	—	42	0.0%
J2 BWA Funding III, LLC (commitment to purchase up to 3.8% of the equity)	(10)(14)(15)(27)	—	—	—	4/29/2022	—	—	443	443	0.0%
								2,043	2,250	0.2%
FIRE: Real Estate
InsideRE, LLC (284,853 Class A common units)	(14)(15)	—	—	—	9/9/2019	—	—	420	659	0.1%
Lessen Inc. (128,737 preferred units)	(14)	—	—	—	1/5/2023	—	—	1,667	1,667	0.1%
Witkoff/Monroe 700 JV LLC (2,992 preferred units)	(10)(15)	n/a	n/a	8.00% Cash/ 4.00% PIK	7/2/2021	—	—	5	3,007	0.2%
								2,092	5,333	0.4%
Healthcare & Pharmaceuticals
Ascent Midco, LLC (725,806 Class A units)	(15)	n/a	n/a	8.00% PIK	2/5/2020	—	—	726	690	0.1%
Bluesight, Inc. (311 Class A preferred units)		n/a	n/a	9.00% PIK	7/17/2023	—	—	311	286	0.0%
Bluesight, Inc. (166,310 Class B common units)	(14)	—	—	—	7/17/2023	—	—	—	—	0.0%
Dorado Acquisition, Inc. (531,783 Class A-1 units)	(14)	—	—	—	6/30/2021	—	—	578	584	0.0%
Dorado Acquisition, Inc. (531,783 Class A-2 units)	(14)	—	—	—	6/30/2021	—	—	—	88	0.0%
Evolve Biologics Inc. (0.1% of equity commitments)	(10)(14)	—	—	—	12/20/2022	—	—	—	—	0.0%
Evolve Biologics Inc. (warrant to purchase up to 1.5% of the equity)	(10)(14)	—	—	—	12/20/2022	12/20/2032	—	—	146	0.0%
KL Moon Acquisition, LLC (fka Spectrum Science Communications, LLC) (0.3% of the equity)	(14)	—	—	—	1/31/2023	—	—	981	844	0.1%
NationsBenefits, LLC (356,658 Series B units)	(15)	n/a	n/a	5.00% PIK	8/20/2021	—	—	2,393	2,162	0.2%
NationsBenefits, LLC (326,667 common units)	(14)(15)	—	—	—	8/20/2021	—	—	468	—	0.0%
NQ PE Project Colosseum Midco Inc. (1,364,614 common units)	(14)	—	—	—	10/4/2022	—	—	1,365	1,361	0.1%
Seran BioScience, LLC (26,666 common units)	(14)(15)	—	—	—	12/31/2020	—	—	267	604	0.0%
Vero Biotech Inc. (warrant to purchase up to 2.3% of the equity)	(14)	—	—	—	12/29/2023	12/29/2033	—	—	—	0.0%
								7,089	6,765	0.5%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
High Tech Industries
Amelia Holding II, LLC (warrant to purchase up to 0.1% of the equity)	(14)	—	—	—	12/21/2022	12/21/2032	—	$—	$144	0.0%
Drawbridge Partners, LLC (652,174 Class A-1 units)	(14)	—	—	—	9/1/2022	—	—	652	735	0.1%
Optomi, LLC (278 Class A units)	(14)(15)	—	—	—	12/16/2021	—	—	278	447	0.0%
Recorded Future, Inc. (40,243 Class A units)	(14)(28)	—	—	—	7/3/2019	—	—	40	130	0.0%
Sparq Holdings, Inc. (600,000 common units)	(14)	—	—	—	6/15/2023	—	—	600	624	0.1%
Unanet, Inc. (1,621,053 shares of common stock)	(14)	—	—	—	12/5/2022	—	—	1,622	2,237	0.2%
								3,192	4,317	0.4%
Hotels, Gaming & Leisure
Equine Network, LLC (92 Class A units)	(14)(15)	—	—	—	12/31/2020	—	—	95	95	0.0%
								95	95	0.0%
Media: Advertising, Printing & Publishing
95 Percent Buyer, LLC (385,027 Class A units)	(15)	n/a	n/a	8.00% PIK	11/24/2021	—	—	385	922	0.1%
Calienger Holdings, L.L.C. (568,181 Class A units)	(14)(15)	—	—	—	10/21/2022	—	—	568	568	0.0%
New Engen, Inc. (417 preferred units)		n/a	n/a	8.00% PIK	12/27/2021	—	—	417	353	0.0%
New Engen, Inc. (5,067 Class B common units)	(14)	—	—	—	12/27/2021	—	—	5	—	0.0%
Really Great Reading Company, Inc. (369 Series A units)	(14)	—	—	—	12/9/2022	—	—	369	466	0.0%
Relevate Health Group, LLC (96 preferred units)		n/a	n/a	12.00% PIK	11/20/2020	—	—	96	46	0.0%
Relevate Health Group, LLC (96 Class B common units)	(14)	—	—	—	11/20/2020	—	—	—	—	0.0%
Spherix Global Inc. (333 Class A units)	(14)	—	—	—	12/22/2021	—	—	333	143	0.0%
XanEdu Publishing, Inc. (65,104 Class A units)		n/a	n/a	8.00% PIK	1/28/2020	—	—	65	296	0.0%
								2,238	2,794	0.1%
Media: Broadcasting & Subscription
Vice Acquisition Holdco, LLC (fka Vice Group Holding Inc.) (1,110,000 Class A units)	(14)	—	—	—	7/31/2023	—	—	1,110	453	0.0%
								1,110	453	0.0%
Media: Diversified & Production
Chess.com, LLC (5 Class A units)	(14)(15)	—	—	—	12/31/2021	—	—	189	162	0.0%
								189	162	0.0%
Services: Business
Argano, LLC (62,574 common units)	(14)(15)	—	—	—	6/10/2021	—	—	317	552	0.0%
Cosmos Bidco, Inc. (2,250,000 Class A Membership Interest)	(14)	—	—	—	9/15/2023	—	—	2,250	2,188	0.2%
ecMarket Inc. and Conexiom US Inc. (96,603 preferred shares)	(10)(14)(22)	—	—	—	9/21/2021	—	—	723	761	0.1%
Edustaff, LLC (591 shares of common stock)	(14)(15)	—	—	—	12/8/2022	—	—	591	795	0.1%
Onix Networking Corp. (2,000,000 shares of common stock)	(14)	—	—	—	10/2/2023	—	—	2,000	2,000	0.2%
Skillsoft Corp. (1,308 Class A shares)	(6)(10)(14) (29)	—	—	—	6/11/2021	—	—	508	23	0.0%
								6,389	6,319	0.6%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Services: Consumer
Express Wash Acquisition Company, LLC (34,944 Class A common units)	(14)(15)	—	—	—	11/15/2023	—	—	$—	$—	0.0%
Express Wash Acquisition Company, LLC (35 Class A preferred units)	(15)	n/a	n/a	8.00% PIK	11/15/2023	—	—	35	36	0.0%
Express Wash Acquisition Company, LLC (164,381 Class B common units)	(14)(15)	—	—	—	11/15/2023	—	—	—	—	0.0%
Express Wash Acquisition Company, LLC (164 Class B preferred units)	(14)(15)	—	—	—	11/15/2023	—	—	142	29	0.0%
IDIG Parent, LLC (192,908 shares of common stock)	(14)(15)(30)	—	—	—	1/4/2021	—	—	196	240	0.0%
Light Wave Dental Management, LLC (300,218 Class A units)	(14)(15)	—	—	—	6/30/2023	—	—	3,002	2,880	0.2%
								3,375	3,185	0.2%
Telecommunications
American Broadband and Telecommunications Company LLC (warrant to purchase up to 0.4% of the equity)	(14)	—	—	—	6/10/2022	6/10/2032	—	84	99	0.0%
								84	99	0.0%
Transportation: Cargo
RS Acquisition, LLC (838,077 common units)	(14)(15)	—	—	—	1/12/2022	—	—	1,439	1,162	0.1%
								1,439	1,162	0.1%
Utilities: Electric
Central Moloney, LLC (4,451 Class A preferred units)		n/a	n/a	10.00% PIK	10/20/2023	—	—	4,451	4,451	0.3%
Central Moloney, LLC (4,451 Class B common units)	(14)	—	—	—	10/20/2023	—	—	—	—	0.0%
								4,451	4,451	0.3%
Wholesale
IF & P Holdings Company, LLC (1,500 Class A preferred units)	(14)	—	—	—	10/3/2022	—	—	1,500	1,521	0.1%
IF & P Holdings Company, LLC (1,500 Class B common units)	(14)	—	—	—	10/3/2022	—	—	—	—	0.0%
								1,500	1,521	0.1%
Total Non-Controlled/Non-Affiliate Equity Securities								44,332	45,097	3.4%
Total Non-Controlled/Non-Affiliate Company Investments								$2,450,755	$2,452,853	188.3%

Non-Controlled Affiliate Company Investments (16)
Senior Secured Loans
FIRE: Real Estate
Second Avenue SFR Holdings II LLC (Revolver)	(10)(17)	SF	7.00%	12.34%	8/11/2021	8/9/2024	4,875	3,323	3,323	0.3%
							4,875	3,323	3,323	0.3%
Services: Business
Nastel Technologies, LLC	(7)	SF	6.61%	11.96%	9/21/2022	9/21/2027	3,500	3,441	3,500	0.3%
Nastel Technologies, LLC (Revolver)	(17)	SF	6.61%	11.96%	9/21/2022	9/21/2027	368	—	—	0.0%
Zodega Landscaping, LLC	(6)	SF	7.86%	13.21%	10/6/2023	10/6/2028	12,500	11,983	11,969	0.9%
Zodega Landscaping, LLC (Revolver)	(17)	SF	7.86%	13.21%	10/6/2023	10/6/2028	1,984	—	—	0.0%
							18,352	15,424	15,469	1.2%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)

Portfolio Company (1)	Footnotes	Index (2)	Spread (2)	Interest Rate	Acquisition Date (3)	Maturity	Principal	Amortized Cost	Fair Value (4)	% of Net Assets (5)
Transportation: Cargo
SheerTrans Solutions, LLC	(6)	SF	8.11%	9.47% Cash/ 4.00% PIK	7/29/2022	7/29/2027	5,101	$5,020	$5,101	0.3%
SheerTrans Solutions, LLC (Revolver)	(17)	SF	8.11%	9.47% Cash/ 4.00% PIK	7/29/2022	7/29/2027	1,466	959	959	0.1%
							6,567	5,979	6,060	0.4%
Total Non-Controlled/Affiliate Senior Secured Loans							29,794	24,726	24,852	1.9%
Junior Secured Loans
FIRE: Real Estate
SFR Holdco, LLC	(10)	n/a	n/a	8.00%	8/6/2021	7/28/2028	5,850	5,850	6,557	0.5%
SFR Holdco, LLC	(10)	n/a	n/a	8.00%	3/1/2022	7/28/2028	4,388	4,387	4,917	0.4%
							10,238	10,237	11,474	0.9%
Total Non-Controlled/Affiliate Junior Secured Loans							10,238	10,237	11,474	0.9%

Equity Securities (13)(16)
FIRE: Real Estate
SFR Holdco, LLC (13.9% of equity commitments)	(10)(14)	—	—	—	8/6/2021	—	—	3,900	4,371	0.3%
SFR Holdco, LLC (10.5% of equity commitments)	(10)(14)	—	—	—	3/1/2022	—	—	2,925	3,278	0.3%
								6,825	7,649	0.6%
High Tech Industries
ClearlyRated Capital, LLC (5,500,000 Class A units)	(14)	—	—	—	6/1/2023	—	—	5,500	5,500	0.4%
								5,500	5,500	0.4%
Services: Business
Nastel Technologies, LLC (3,408 Class A units)	(14)(15)	—	—	—	9/21/2022	—	—	3,408	4,226	0.3%
Zodega Landscaping, LLC (124,206 preferred interests)	(14)(31)	—	—	—	10/6/2023	—	—	12,421	12,421	1.0%
								15,829	16,647	1.3%
Transportation: Cargo
SheerTrans Solutions, LLC (9,191,624 preferred interests)	(14)(15)	—	—	—	7/29/2022	—	—	9,192	9,192	0.7%
								9,192	9,192	0.7%
Total Non-Controlled/Affiliate Equity Securities								37,346	38,988	3.0%
Total Non-Controlled/Affiliate Company Investments								$72,309	$75,314	5.8%

TOTAL INVESTMENTS								$2,523,064	$2,528,167	194.1%

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)
Derivative Instruments
Foreign currency forward contracts

Description	Notional Amount to be Purchased	Notional Amount to be Sold		Counterparty	Settlement Date	Unrealized Gain (Loss)
Foreign currency forward contract	$316	CAD	429	Bannockburn Global Forex, LLC	1/4/2024	$(7)
Foreign currency forward contract	$104	CAD	143	Bannockburn Global Forex, LLC	1/17/2024	(4)
Foreign currency forward contract	$81	CAD	112	Bannockburn Global Forex, LLC	2/19/2024	(3)
Foreign currency forward contract	$76	CAD	105	Bannockburn Global Forex, LLC	3/19/2024	(3)
Foreign currency forward contract	$313	CAD	424	Bannockburn Global Forex, LLC	4/3/2024	(7)
Foreign currency forward contract	$103	CAD	143	Bannockburn Global Forex, LLC	4/17/2024	(4)
Foreign currency forward contract	$78	CAD	108	Bannockburn Global Forex, LLC	5/17/2024	(3)
Foreign currency forward contract	$86	CAD	118	Bannockburn Global Forex, LLC	6/19/2024	(4)
Foreign currency forward contract	$308	CAD	417	Bannockburn Global Forex, LLC	7/3/2024	(7)
Foreign currency forward contract	$95	CAD	131	Bannockburn Global Forex, LLC	7/17/2024	(4)
Foreign currency forward contract	$80	CAD	111	Bannockburn Global Forex, LLC	8/19/2024	(3)
Foreign currency forward contract	$83	CAD	114	Bannockburn Global Forex, LLC	9/18/2024	(3)
Foreign currency forward contract	$312	CAD	423	Bannockburn Global Forex, LLC	10/2/2024	(7)
Foreign currency forward contract	$97	CAD	134	Bannockburn Global Forex, LLC	10/17/2024	(4)
Foreign currency forward contract	$80	CAD	110	Bannockburn Global Forex, LLC	11/19/2024	(3)
Foreign currency forward contract	$80	CAD	110	Bannockburn Global Forex, LLC	12/18/2024	(3)
Foreign currency forward contract	$302	CAD	409	Bannockburn Global Forex, LLC	1/2/2025	(7)
Foreign currency forward contract	$96	CAD	133	Bannockburn Global Forex, LLC	1/17/2025	(4)
Foreign currency forward contract	$83	CAD	115	Bannockburn Global Forex, LLC	2/20/2025	(3)
Foreign currency forward contract	$66	CAD	91	Bannockburn Global Forex, LLC	3/19/2025	(3)
Foreign currency forward contract	$10,811	CAD	14,653	Bannockburn Global Forex, LLC	4/2/2025	(254)
Foreign currency forward contract	$93	CAD	128	Bannockburn Global Forex, LLC	4/17/2025	(4)
Foreign currency forward contract	$73	CAD	101	Bannockburn Global Forex, LLC	5/19/2025	(3)
Foreign currency forward contract	$78	CAD	107	Bannockburn Global Forex, LLC	6/18/2025	(3)
Foreign currency forward contract	$93	CAD	128	Bannockburn Global Forex, LLC	7/17/2025	(4)
Foreign currency forward contract	$75	CAD	103	Bannockburn Global Forex, LLC	8/19/2025	(3)
Foreign currency forward contract	$75	CAD	103	Bannockburn Global Forex, LLC	9/17/2025	(3)
Foreign currency forward contract	$94	CAD	130	Bannockburn Global Forex, LLC	10/17/2025	(4)
Foreign currency forward contract	$79	CAD	109	Bannockburn Global Forex, LLC	11/19/2025	(3)
Foreign currency forward contract	$8,874	CAD	12,243	Bannockburn Global Forex, LLC	12/18/2025	(371)
Foreign currency forward contract	$366	AUD	555	Bannockburn Global Forex, LLC	1/17/2024	(12)
Foreign currency forward contract	$429	AUD	648	Bannockburn Global Forex, LLC	2/16/2024	(12)
Foreign currency forward contract	$397	AUD	599	Bannockburn Global Forex, LLC	3/18/2024	(12)
Foreign currency forward contract	$420	AUD	635	Bannockburn Global Forex, LLC	4/17/2024	(13)
Foreign currency forward contract	$402	AUD	609	Bannockburn Global Forex, LLC	5/16/2024	(13)
Foreign currency forward contract	$332	AUD	506	Bannockburn Global Forex, LLC	6/19/2024	(12)
Foreign currency forward contract	$75	AUD	111	Bannockburn Global Forex, LLC	6/20/2024	(1)
Foreign currency forward contract	$381	AUD	579	Bannockburn Global Forex, LLC	7/16/2024	(13)
Foreign currency forward contract	$391	AUD	594	Bannockburn Global Forex, LLC	8/16/2024	(14)
Foreign currency forward contract	$389	AUD	592	Bannockburn Global Forex, LLC	9/17/2024	(14)
Foreign currency forward contract	$376	AUD	572	Bannockburn Global Forex, LLC	10/17/2024	(14)
Foreign currency forward contract	$387	AUD	590	Bannockburn Global Forex, LLC	11/18/2024	(15)
Foreign currency forward contract	$374	AUD	570	Bannockburn Global Forex, LLC	12/17/2024	(15)
Foreign currency forward contract	$372	AUD	568	Bannockburn Global Forex, LLC	1/17/2025	(16)
Foreign currency forward contract	$367	AUD	560	Bannockburn Global Forex, LLC	2/18/2025	(16)
Foreign currency forward contract	$331	AUD	506	Bannockburn Global Forex, LLC	3/18/2025	(15)

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)

Description	Notional Amount to be Purchased	Notional Amount to be Sold		Counterparty	Settlement Date	Unrealized Gain (Loss)
Foreign currency forward contract	$365	AUD	560	Bannockburn Global Forex, LLC	4/16/2025	(16)
Foreign currency forward contract	$353	AUD	542	Bannockburn Global Forex, LLC	5/16/2025	(16)
Foreign currency forward contract	$364	AUD	560	Bannockburn Global Forex, LLC	6/18/2025	(17)
Foreign currency forward contract	$372	AUD	557	Bannockburn Global Forex, LLC	7/16/2025	(7)
Foreign currency forward contract	$373	AUD	559	Bannockburn Global Forex, LLC	8/18/2025	(7)
Foreign currency forward contract	$372	AUD	557	Bannockburn Global Forex, LLC	9/16/2025	(8)
Foreign currency forward contract	$359	AUD	539	Bannockburn Global Forex, LLC	10/17/2025	(8)
Foreign currency forward contract	$371	AUD	557	Bannockburn Global Forex, LLC	11/18/2025	(9)
Foreign currency forward contract	$358	AUD	539	Bannockburn Global Forex, LLC	12/16/2025	(9)
Foreign currency forward contract	$306	AUD	460	Bannockburn Global Forex, LLC	1/19/2026	(8)
Foreign currency forward contract	$64	AUD	96	Bannockburn Global Forex, LLC	1/20/2026	(2)
Foreign currency forward contract	$367	AUD	554	Bannockburn Global Forex, LLC	2/17/2026	(10)
Foreign currency forward contract	$331	AUD	500	Bannockburn Global Forex, LLC	3/17/2026	(9)
Foreign currency forward contract	$30,584	AUD	47,858	Bannockburn Global Forex, LLC	4/16/2026	(2,016)
						$(3,087)

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)
____________________________________
(1)    All of the Company's investments are issued by eligible portfolio companies, as defined in the Investment Company Act of 1940, as amended, (the “1940 Act”), unless otherwise noted. All of the Company's investments are issued by U.S. portfolio companies unless otherwise noted.
(2)    The majority of the investments bear interest at a rate that may be determined by reference to the Secured Overnight Financing Rate ("SOFR" or "SF"), Canadian dollar Offered rate (“CDOR” or “C”) or Prime Rate (“Prime” or “P”) which reset daily, monthly, quarterly, or semiannually. For each such investment, the Company has provided the spread over SOFR, CDOR, or Prime, as applicable, and the current contractual interest rate in effect at December 31, 2023. Certain investments may be subject to an interest rate floor, or rate cap. Certain investments contain a payment-in-kind (“PIK”) provision.
(3)    Except as otherwise noted, all of the Company’s portfolio company investments, which as of December 31, 2023 represented 194.1% of the Company’s net assets or 95.9% of the Company’s total assets, are subject to legal restrictions on sales.
(4)    Except as otherwise noted, because there is no readily available market value for these investments, the fair value of each of these investments is determined in good faith using significant unobservable inputs by the Valuation Designee. (See Note 4 in the accompanying notes to the consolidated financial statements.)
(5)    Percentages are based on net assets of $1,302,667 as of December 31, 2023.
(6)    All or a portion of this security was held in MC Income Plus Financing SPV LLC (the “SPV”) as collateral for the Company's secured revolving credit facility (the “SPV Credit Facility”) with KeyBank National Association. (See Note 7 in the accompanying notes to the consolidated financial statements).
(7)    All or a portion of this security was held in Monroe Capital Income Plus ABS Funding, LLC (the “2022 Issuer”) as collateral for the Company's asset-backed securitization (the “2022 ABS”). (See Note 7 in the accompanying notes to the consolidated financial statements).
(8)    All or a portion of this security was held in MC Income Plus Financing SPV II LLC (the “SPV II”) as collateral for the Company's senior secured term credit facility (the “SPV II Credit Facility”) with KeyBank National Association. (See Note 7 in the accompanying notes to the consolidated financial statements).
(9)    All or a portion of this security was held in Monroe Capital Income Plus ABS Funding II, LLC (the “2023 Issuer”) as collateral for the Company's asset-backed securitization (the “2023 ABS”). (See Note 7 in the accompanying notes to the consolidated financial statements).
(10)    This investment is treated as a non-qualifying investment under Section 55(a) of the 1940 Act. Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company’s total assets. As of December 31, 2023, non-qualifying assets totaled 13.9% of the Company’s total assets.
(11)    The Company structures its unitranche secured loans as senior secured loans. The Company obtains security interests in the assets of these portfolio companies that serve as collateral in support of the repayment of these loans. This collateral may take the form of first-priority liens on the assets of a portfolio company. Generally, the Company syndicates a “first out” portion of the loan to an investor and retains a “last out” portion of the loan, in which case the “first out” portion of the loan will generally receive priority with respect to payments of principal, interest and any other amounts due thereunder. Unitranche structures combine characteristics of traditional first lien senior secured as well as second lien and subordinated loans and the Company’s unitranche secured loans will expose the Company to the risks associated with second lien and subordinated loans and may limit the Company’s recourse or ability to recover collateral upon a portfolio company’s bankruptcy. Unitranche secured loans typically provide for moderate loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity. Unitranche secured loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. In many cases the Company, together with its affiliates, is the sole or majority lender of these unitranche secured loans, which can afford the Company additional influence with a borrower in terms of monitoring and, if necessary, remediation in the event of underperformance.
(12)    Represents less than 5% ownership of the portfolio company's voting securities.
(13)    Ownership of certain equity investments may occur through a holding company or partnership.
(14)    Represents a non-income producing security.
(15)    Investment is held by a taxable subsidiary of the Company. See Note 2 in the accompanying notes to the consolidated financial statements for additional information on the Company’s wholly-owned taxable subsidiaries.
(16)    As defined in the 1940 Act, the Company is deemed to be an “Affiliated Person” of the portfolio company as it owns 5% or more of the portfolio company’s voting securities. See Note 5 in the accompanying notes to the consolidated financial statements for additional information on transactions in which the issuer was an Affiliated Person (but not a portfolio company that the Company is deemed to control).
(17)    All or a portion of this commitment was unfunded at December 31, 2023. As such, interest is earned only on the funded portion of this commitment.
(18)    This delayed draw loan requires that certain financial covenants be met by the portfolio company prior to any fundings by the Company.

MONROE CAPITAL INCOME PLUS CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS – (continued)
December 31, 2023
(in thousands, except for shares and units)
(19)    This position was on non-accrual status as of December 31, 2023, meaning that the Company has ceased accruing interest income on the position. See Note 2 in the accompanying notes to the consolidated financial statements for additional information on the Company’s accounting policies.
(20)    Investment position or portion thereof unsettled as of December 31, 2023.
(21)    This loan is denominated in Canadian dollars and is translated into U.S. dollars as of the valuation date.
(22)    This is an international company.
(23)    This loan is denominated in Australian dollars and is translated into U.S. dollars as of the valuation date.
(24)    The investment is subject to a servicing agreement whereby the Fund earns a pooled effective yield of 18.05%.
(25)    The investment is subject to a servicing agreement whereby the Fund earns a pooled effective yield of 15.71%.
(26)    This is a demand note with no stated maturity.
(27)    As of December 31, 2023, the Company was party to a subscription agreement with a commitment to fund an additional equity investment of $697.
(28)    As of December 31, 2023, the Company was party to a subscription agreement with a commitment to fund an additional equity investment of $8.
(29)    The fair value of this investment was valued using Level 1 inputs. See Note 4 in the accompanying notes to the consolidated financial statements.
(30)    As of December 31, 2023, the Company was party to a subscription agreement with a commitment to fund an additional equity investment of $34.
(31)    As of December 31, 2023, the Company was party to a subscription agreement with a commitment to fund an additional equity investment of $1,468.

n/a - not applicable
See Notes to Consolidated Financial Statements.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Note 1. Organization and Principal Business
Monroe Capital Income Plus Corporation (together with its subsidiaries, the “Company”) is a Maryland corporation that was formed as an externally managed, closed-end, non-diversified investment company. The Company is a specialty finance company organized to maximize the total return to the Company’s stockholders in the form of current income and capital appreciation through a variety of investments. The Company is managed by Monroe Capital BDC Advisors, LLC (“MC Advisors”). The Company has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for U.S. federal income tax purposes, the Company elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Company currently qualifies and intends to qualify annually to be treated as a RIC for U.S. federal income tax purposes.
The Company may conduct private offerings, subject to approval by the Company’s Board of Directors (the “Board”). The Company is conducting its second best efforts, continuous private offering of its common stock to “accredited investors” in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Regulation D under the Securities Act and to non-U.S. persons pursuant to Regulation S under the Securities Act. At each closing, an investor purchases shares of the Company’s common stock pursuant to a subscription agreement entered into with the Company. See Note 11 for additional information on the Company’s share activity.
On March 12, 2019, the Company created a wholly-owned subsidiary, MC Income Plus Financing SPV LLC (the “SPV”), for purposes of entering into a senior secured revolving credit facility (the “SPV Credit Facility”) with KeyBank National Association. See Note 7 for additional information on the SPV Credit Facility.
On April 7, 2022, the Company created a wholly-owned subsidiary, Monroe Capital Income Plus ABS Funding, LLC (the “2022 Issuer”), for purposes of completing an asset-backed securitization (the “2022 ABS”) and issuing secured notes through a private placement. See Note 7 for additional information on the 2022 ABS.
On December 20, 2022, the Company created a wholly-owned subsidiary, MC Income Plus Financing SPV II LLC (the “SPV II”), for purposes of entering into a senior secured term credit facility (the “SPV II Credit Facility”) with KeyBank National Association. See Note 7 for additional information on the SPV II Credit Facility.
On September 15, 2023, the Company created a wholly-owned subsidiary, Monroe Capital Income Plus ABS Funding II, LLC (the “2023 Issuer”), for purposes of completing an asset-backed securitization (the “2023 ABS”) and issuing secured notes through a private placement. See Note 7 for additional information on the 2023 ABS.
On January 24, 2024, the Company created a wholly-owned subsidiary, MC Income Plus Financing SPV III LLC (the “SPV III”), for purposes of entering into a senior secured revolving credit facility (the “SPV III Credit Facility”) with Goldman Sachs Bank USA. See Note 7 for additional information on the SPV III Credit Facility.
On May 31, 2024, the Company created a wholly-owned subsidiary, MC Income Plus Financing SPV IV LLC (the "SPV IV"), for purposes of entering into a senior secured revolving credit facility (the “SPV IV Credit Facility”) with Capital One, National Association. See Note 7 for additional information on the SPV IV Credit Facility.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The accompanying consolidated financial statements of the Company and related financial information have been prepared pursuant to the requirements for reporting on Form 10-K and Articles 6 and 10 of Regulation S-X. The Company has determined it meets the definition of an investment company and follows the accounting and reporting guidance in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946 – Financial Services – Investment Companies (“ASC Topic 946”). Certain prior period amounts have been reclassified to conform to current period presentation.
As an emerging growth company, the Company intends to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Consolidation
As permitted under ASC Topic 946, the Company will generally not consolidate its investment in a portfolio company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the results of its wholly-owned subsidiaries, including the SPV, SPV II, SPV III, SPV IV, the 2022 Issuer, the 2023 Issuer (the "Non-Taxable Subsidiaries") and the Company’s wholly-owned taxable subsidiaries (the “Taxable Subsidiaries”, and together with the Non-Taxable Subsidiaries, the "Subsidiaries") in its consolidated financial statements. The purpose of the Taxable Subsidiaries is to permit the Company to hold equity investments in portfolio companies that are taxed as partnerships for U.S. federal income tax purposes while complying with the “source of income” requirements contained in the RIC tax provisions of the Code. The Taxable Subsidiaries are not consolidated with the Company for U.S. federal corporate income tax purposes, and each Taxable Subsidiary is subject to U.S. federal corporate income tax on its taxable income. All intercompany balances and transactions have been eliminated.
Fair Value of Financial Instruments
The Company applies fair value to substantially all of its financial instruments in accordance with ASC Topic 820 – Fair Value Measurements and Disclosures (“ASC Topic 820”). ASC Topic 820 defines fair value, establishes a framework used to measure fair value, and requires disclosures for fair value measurements, including the categorization of financial instruments into a three-level hierarchy based on the transparency of valuation inputs. See Note 4 for further discussion regarding the fair value measurements and hierarchy.
ASC Topic 820 requires disclosure of the fair value of financial instruments for which it is practical to estimate such value. The Company believes that the carrying amounts of its other financial instruments such as cash and cash equivalents, restricted cash and cash equivalents, receivables and payables approximate the fair value of such items due to the short maturity of such instruments.
Revenue Recognition
The Company’s revenue recognition policies are as follows:

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Investments and related investment income: Interest and dividend income is recorded on the accrual basis to the extent that the Company expects to collect such amounts. Interest income is accrued based upon the outstanding principal amount and contractual terms of debt and preferred equity investments. Interest is accrued on a daily basis. The Company records fees on loans based on the determination of whether the fee is considered a yield enhancement or payment for a service. If the fee is considered a yield enhancement associated with a funding of cash on a loan, the fee is generally deferred and recognized into interest income using the effective interest method if captured in the cost basis or using the straight-line method if the loan is unfunded and therefore there is no cost basis. If the fee is not considered a yield enhancement because a service was provided, and the fee is payment for that service, the fee is deemed earned and recorded as other income in the period the service is completed.
Dividend income on preferred equity investments is recorded as dividend income on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies. Each distribution received from limited liability company (“LLC”) and limited partnership (“LP”) investments is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, the Company will not record distributions from equity investments in LLCs and LPs as dividend income unless there are sufficient accumulated tax-basis earnings and profits in the LLC or LP prior to the applicable distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment. For the years ended December 31, 2024, 2023 and 2022, the Company received return of capital distributions from its equity investments of $2,553, $122 and $506, respectively.
The Company has certain investments in its portfolio that contain a payment-in-kind (“PIK”) provision, which represents contractual interest or dividends that are added to the principal balance and recorded as income. The Company stops accruing PIK interest or PIK dividends when it is determined that PIK interest or PIK dividends are no longer collectible. To maintain RIC tax treatment, and to avoid incurring corporate U.S. federal income tax, substantially all income accrued from PIK provisions must be paid out to stockholders in the form of distributions, even though the Company has not yet collected the cash.
Loan origination fees, original issue discount and market discount or premiums are capitalized and amortized into interest income over the contractual life of the respective investment using the effective interest method. Unamortized discounts and loan origination fees totaled $60,656 and $45,234 as of December 31, 2024 and 2023, respectively. Upfront loan origination and closing fees received for the years ended December 31, 2024, 2023 and 2022 totaled $42,602, $26,488 and $29,143, respectively. Upon the prepayment of a loan or debt security, any unamortized premium or discount or loan origination fees are recorded as interest income.
The components of the Company’s investment income were as follows:

	For the Years Ended December 31,
	2024	2023	2022
Interest income	$365,634	$207,338	$78,960
PIK interest income	15,868	7,694	5,920
Dividend income (1)	1,599	569	501
Other income	10,887	2,184	2,182
Prepayment gain (loss)	7,036	1,146	1,496
Accretion of discounts and amortization of premiums	9,895	5,713	2,616
Total investment income	$410,919	$224,644	$91,675
_________________________________________
(1)During the years ended December 31, 2024, 2023 and 2022 dividend income includes PIK dividends of $1,403, $484 and $358, respectively.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Investment transactions are recorded on a trade-date basis. Realized gains or losses on portfolio investments are calculated based upon the difference between the net proceeds from the disposition and the amortized cost basis of the investment, without regard to unrealized gains or losses previously recognized. Realized gains and losses are recorded within net realized gain (loss) on investments on the consolidated statements of operations. Changes in the fair value of investments from the prior period, as determined through the application of the Company’s valuation policy, are included within net change in unrealized gain (loss) on investments on the consolidated statements of operations.
Non-accrual: Loans or preferred equity investments are placed on non-accrual status when principal, interest or dividend payments become materially past due, or when there is reasonable doubt that principal, interest or dividends will be collected. Additionally, any original issue discount and market discount are no longer accreted to interest income as of the date the loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans or preferred equity investments are restored to accrual status when past due principal, interest, or dividends are paid, or are expected to be paid, and, in management’s judgment are likely to remain current. As of December 31, 2024 and 2023, there were 11 and four borrowers, respectively, with a loan or preferred equity investment on non-accrual status. The fair value of the Company’s investments on non-accrual status totaled $28,676 and $12,389 at December 31, 2024 and 2023, respectively.
Distributions
Distributions to stockholders are recorded on the applicable record date. The amount, if any, to be distributed to stockholders is determined by the Board at least quarterly and is generally based upon the Company’s earnings as estimated by management. Net realized capital gains, if any, are generally distributed at least annually.
The determination of the tax attributes for the Company’s distributions is made annually, based upon its taxable income for the full year and distributions paid for the full year. Ordinary dividend distributions from a RIC do not qualify for the preferential tax rate on qualified dividend income from domestic corporations and qualified foreign corporations, except to the extent that the RIC received the income in the form of qualifying dividends from domestic corporations and qualified foreign corporations. The tax attributes for distributions will generally include both ordinary income and capital gains, but may also include qualified dividends or return of capital.
The Company has adopted a dividend reinvestment plan (“DRIP”) that provides for the reinvestment of dividends and other distributions on behalf of its stockholders that elect to participate in such plan. When the Company declares a dividend or distribution, the Company’s stockholders’ cash distributions will only be reinvested in additional shares of the Company’s common stock if a stockholder specifically “opts in” to the DRIP at least ten (10) days prior to the record date fixed by the Board. Shares issued under the DRIP will be issued at a price per share equal to the net asset value (“NAV”) per share as of the last day of the Company’s fiscal quarter immediately preceding the date that the distribution was declared.
Segment Reporting
In accordance with ASC Topic 280 – Segment Reporting, the Company has determined that it has a single reporting segment and operating unit structure. As a result, the Company’s segment accounting policies are the same as described herein and the Company does not have any intra-segment sales and transfers of assets. See Note 14 for additional information on the Company’s segment accounting policies.
Cash and Cash Equivalents
Cash and cash equivalents, including cash denominated in foreign currencies, primarily consists of cash, money market funds and short-term, highly liquid investments with original maturities of three months or less. The Company deposits its cash and cash equivalents in a financial institution and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limit. The Company’s deposits are held in high-quality financial institutions. As of December 31, 2024, the Company held cash denominated in foreign currencies of GBP 294 (368 in U.S. Dollars) and EUR 14 (14 in U.S. Dollars). As of December 31, 2023, the Company held cash denominated in foreign currency of AUD 1522 (1037 in U.S. Dollars).

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents includes amounts held within the Non-Taxable Subsidiaries. Cash and cash equivalents held within the Non-Taxable Subsidiaries is generally restricted to use for the originations of new investments, the repayment of outstanding debt and the related payment of interest expense and the quarterly release of earnings to the Company. Restricted cash and cash equivalents consists of cash, money market funds and short-term, highly liquid investments with original maturities of three months or less, and are subject to credit risk to the extent those balances exceed FDIC limitations. As of December 31, 2024 and 2023, restricted cash and cash equivalents consisted of the following:

	December 31, 2024	December 31, 2023
Restricted cash and cash equivalents:
SPV	$28,847	$38,388
SPV II	20,764	3,057
SPV III	3,375	—
SPV IV	36,974	—
2022 ABS	25,102	10,996
2023 ABS	9,328	7,728
Total restricted cash and cash equivalents	$124,390	$60,169
Debt Issuance Costs
Debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings. As of December 31, 2024 and 2023, the Company had unamortized debt issuance costs of $23,351 and $14,612, respectively, presented as a direct reduction of the carrying amount of debt on the consolidated statements of assets and liabilities. These amounts are amortized and included in interest and other debt financing expenses on the consolidated statements of operations over the estimated average life of the borrowings. Amortization of debt issuance costs for the year ended December 31, 2024, 2023 and 2022 was $9,429, $5,741 and $2,263, respectively.
Investments Denominated in Foreign Currency
At each balance sheet date, portfolio company investments denominated in foreign currencies are translated into U.S. dollars using the spot exchange rate on the last business day of the period. Purchases and sales of foreign portfolio company investments, and any income from such investments, are translated into U.S. dollars using the rates of exchange prevailing on the respective dates of such transactions.
Although the fair values of foreign portfolio company investments and the fluctuation in such fair values are translated into U.S. dollars using the applicable foreign exchange rates described above, the Company does not isolate the portion of the change in fair value resulting from foreign currency exchange rates fluctuations from the change in fair value of the underlying investment. All fluctuations in fair value are included in net change in unrealized gain (loss) on investments on the Company’s consolidated statements of operations.
Investments denominated in foreign currencies and foreign currency transactions may involve certain consideration and risks not typically associated with those of domestic origin, including unanticipated movements in the value of the foreign currency relative to the U.S. dollar.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Derivative Instruments
The Company has entered and may continue to enter into foreign currency forward contracts to reduce the Company’s exposure to foreign currency exchange rate fluctuations. In a foreign currency forward contract, the Company agrees to receive or deliver a fixed quantity of one currency for another, at a pre-determined price at a future date. Foreign currency forward contracts are marked-to-market based on the difference between the forward rate and the exchange rate at the current period end. Unrealized gain (loss) on foreign currency forward contracts is recorded on the Company’s consolidated statements of assets and liabilities by counterparty on a net basis.
The Company does not utilize hedge accounting and as such values its foreign currency forward contracts at fair value with the change in unrealized gain or loss recorded in net change in unrealized gain (loss) on foreign currency forward contracts and the realized gain or loss recorded in net realized gain (loss) on foreign currency forward contracts on the Company’s consolidated statements of operations.
Income Taxes
The Company has elected to be treated and intends to qualify annually as a RIC under Subchapter M of the Code. As long as the Company maintains its status as a RIC, it generally will not be subject to U.S. federal income tax on any ordinary income or capital gains that it distributes at least annually to its stockholders.
To qualify as a RIC under Subchapter M of the Code, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its stockholders, for each taxable year, at least 90% of its “investment company taxable income” for that year, which is generally its ordinary income plus the excess of its realized net short-term capital gains over its realized net long-term capital losses. In order for the Company not to be subject to U.S. federal excise taxes, it must distribute annually an amount at least equal to the sum of (i) 98% of its net ordinary income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of the amount by which our capital gain exceeds our capital loss (adjusted for certain ordinary losses) for the one-year period ending October 31 in that calendar year and (iii) certain undistributed amounts from previous years on which we paid no U.S. federal income tax. The Company, at its discretion, may carry forward taxable income in excess of calendar year dividends and pay U.S. federal income tax and a 4% nondeductible U.S. federal excise tax on this income. For the years ended December 31, 2024, 2023 and 2022 the Company recorded a net expense on the consolidated statements of operations of $1,082, $495 and $126, respectively, for U.S. federal excise tax. As of December 31, 2024 and 2023, the Company recorded an accrual for U.S. federal excise taxes of $1,050 and $450, respectively, which were included in accounts payable and accrued expenses on the consolidated statements of assets and liabilities.
The Company’s consolidated Taxable Subsidiaries may be subject to U.S. federal and state corporate-level income taxes. For the years ended December 31, 2024, 2023 and 2022 the Company recorded a net tax expense of $124, $119 and $43, respectively, on the consolidated statements of operations for these subsidiaries. As of both December 31, 2024 and 2023, there were no payables for corporate-level income taxes.
The Company accounts for income taxes in conformity with ASC Topic 740 – Income Taxes (“ASC Topic 740”). ASC Topic 740 provides guidelines for how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements. ASC Topic 740 requires the evaluation of tax positions taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. It is the Company’s policy to recognize accrued interest and penalties related to uncertain tax benefits in income tax expense. The Company did not take any material uncertain income tax positions through December 31, 2024. The Company’s federal income tax returns are subject to examination by the Internal Revenue Service (IRS) for a period of three fiscal years after they are filed. State and local tax returns may be subject to examination for an additional fiscal year depending on the jurisdiction.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Subsequent Events
The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date the consolidated financial statements were issued. There have been no subsequent events that occurred during such period that would require disclosure in this Form 10-K or would be required to be recognized in the consolidated financial statements as of and for the year ended December 31, 2024, except as disclosed in Note 15.
Recent Accounting Pronouncements
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) (“ASU 2023-07”),” which enhances disclosure requirements about significant segment expenses that are regularly provided to the chief operating decision maker (the “CODM”). ASU 2023-07, among other things, (i) requires a single segment public entity to provide all of the disclosures as required by Topic 280, (ii) requires a public entity to disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources and (iii) provides the ability for a public entity to elect more than one performance measure. ASU 2023-07 is effective for the fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and retrospective adoption is required for all prior periods presented. The Company has adopted ASU 2023-07 effective December 31, 2024 and concluded that the application of this guidance did not have any material impact on its consolidated financial statements. See Note 14 for more information on the effects of the adoption of ASU 2023-07.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) (“ASU 2023-09”), which updates income tax disclosure requirements related to rate reconciliation, income taxes paid and other disclosures. ASU 2023-09 is effective for public business entities for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the impact of adopting ASU 2023-09 on its consolidated financial statements, however, the Company does not expect a material impact on its consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (“ASU 2024-03”), which requires disaggregated disclosure of certain costs and expenses, including purchases of inventory, employee compensation, depreciation, amortization and depletion, within relevant income statement captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning with the first quarter ended March 31, 2028. Early adoption and retrospective application is permitted. The Company is currently assessing the impact of this guidance, however, the Company does not expect a material impact on its consolidated financial statements.
Note 3. Investments
The following tables show the composition of the Company’s investment portfolio, at amortized cost and fair value (with corresponding percentage of total portfolio investments):

	December 31, 2024		December 31, 2023
Amortized Cost:
Senior secured loans	$3,469,869	86.7%	$2,161,659	85.7%
Unitranche secured loans	148,567	3.7	185,177	7.3
Junior secured loans	200,802	5.0	94,550	3.8
Equity securities	183,547	4.6	81,678	3.2
Total	$4,002,785	100.0%	$2,523,064	100.0%

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

	December 31, 2024		December 31, 2023
Fair Value:
Senior secured loans	$3,491,117	87.1%	$2,171,243	85.9%
Unitranche secured loans	148,531	3.7	184,853	7.3
Junior secured loans	177,677	4.4	87,986	3.5
Equity securities	191,648	4.8	84,085	3.3
Total	$4,008,973	100.0%	$2,528,167	100.0%
The following tables show the composition of the Company’s investment portfolio by geographic region, at amortized cost and fair value (with corresponding percentage of total portfolio investments). The geographic composition is determined by the location of the corporate headquarters of the portfolio company, which may not be indicative of the primary source of the portfolio company’s business:

	December 31, 2024		December 31, 2023
Amortized Cost:
United States:
Midwest	$697,246	17.4%	$464,411	18.4%
Northeast	919,569	23.0	602,303	23.9
Northwest	81,085	2.0	72,401	2.9
Southeast	985,353	24.6	609,720	24.2
Southwest	489,467	12.2	303,643	12.0
West	643,709	16.1	354,469	14.0
International	186,356	4.7	116,117	4.6
Total	$4,002,785	100.0%	$2,523,064	100.0%

	December 31, 2024		December 31, 2023
Fair Value:
United States:
Midwest	$689,362	17.2%	$462,371	18.3%
Northeast	920,544	23.0	605,226	23.9
Northwest	83,285	2.1	73,706	2.9
Southeast	1,006,155	25.1	616,182	24.4
Southwest	494,694	12.3	303,605	12.0
West	636,530	15.9	355,000	14.1
International	178,403	4.4	112,077	4.4
Total	$4,008,973	100.0%	$2,528,167	100.0%

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
The following tables show the composition of the Company’s investment portfolio by industry, at amortized cost and fair value (with corresponding percentage of total portfolio investments):

	December 31, 2024		December 31, 2023
Amortized Cost:
Aerospace & Defense	$24,110	0.6%	$24,306	1.0%
Automotive	76,264	1.9	55,374	2.2
Banking	48,045	1.2	32,289	1.3
Beverage, Food & Tobacco	27,123	0.7	43,443	1.7
Capital Equipment	191,064	4.8	153,516	6.1
Chemicals, Plastics & Rubber	—	—	738	0.0 *
Construction & Building	217,997	5.4	97,869	3.9
Consumer Goods: Durable	74,112	1.8	45,961	1.8
Consumer Goods: Non-Durable	51,050	1.3	49,303	2.0
Containers, Packaging & Glass	40,180	1.0	13,857	0.5
Energy: Oil & Gas	132	0.0 *	20,128	0.8
Environmental Industries	66,543	1.7	35,805	1.4
FIRE: Finance	234,481	5.9	185,745	7.4
FIRE: Insurance	—	—	23,848	0.9
FIRE: Real Estate	77,846	1.9	81,184	3.2
Healthcare & Pharmaceuticals	590,748	14.7	354,627	14.1
High Tech Industries	499,624	12.5	211,563	8.4
Hotels, Gaming & Leisure	95	0.0 *	95	0.0 *
Media: Advertising, Printing & Publishing	195,966	4.9	145,910	5.8
Media: Broadcasting & Subscription	3,430	0.1	3,160	0.1
Media: Diversified & Production	112,124	2.8	93,581	3.7
Retail	14,570	0.4	—	—
Services: Business	888,565	22.2	428,134	17.0
Services: Consumer	240,050	6.0	166,396	6.6
Telecommunications	103,312	2.6	73,705	2.9
Transportation: Cargo	173,308	4.3	107,107	4.2
Utilities: Electric	4,505	0.1	40,045	1.6
Wholesale	47,541	1.2	35,375	1.4
Total	$4,002,785	100.0%	$2,523,064	100.0%

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

	December 31, 2024		December 31, 2023
Fair Value:
Aerospace & Defense	$23,854	0.6%	$23,871	0.9%
Automotive	66,253	1.7	52,433	2.1
Banking	43,672	1.1	31,338	1.2
Beverage, Food & Tobacco	27,414	0.7	43,420	1.7
Capital Equipment	187,727	4.7	153,448	6.1
Chemicals, Plastics & Rubber	—	—	555	0.0 *
Construction & Building	222,008	5.5	99,032	3.9
Consumer Goods: Durable	71,293	1.8	43,879	1.7
Consumer Goods: Non-Durable	48,784	1.2	47,767	1.9
Containers, Packaging & Glass	40,136	1.0	13,978	0.6
Energy: Oil & Gas	118	0.0 *	19,939	0.8
Environmental Industries	68,253	1.7	36,964	1.5
FIRE: Finance	233,307	5.8	188,094	7.4
FIRE: Insurance	—	—	23,624	0.9
FIRE: Real Estate	81,966	2.1	82,981	3.3
Healthcare & Pharmaceuticals	594,527	14.8	354,470	14.0
High Tech Industries	497,616	12.4	208,931	8.3
Hotels, Gaming & Leisure	123	0.0 *	95	0.0 *
Media: Advertising, Printing & Publishing	197,904	4.9	148,571	5.9
Media: Broadcasting & Subscription	867	0.0 *	1,663	0.1
Media: Diversified & Production	111,259	2.8	93,116	3.7
Retail	14,566	0.4	—	—
Services: Business	901,082	22.5	434,280	17.2
Services: Consumer	240,488	6.0	167,734	6.6
Telecommunications	101,469	2.5	74,679	3.0
Transportation: Cargo	172,550	4.3	107,424	4.2
Utilities: Electric	13,764	0.3	40,039	1.6
Wholesale	47,973	1.2	35,842	1.4
Total	$4,008,973	100.0%	$2,528,167	100.0%
_______________________________________________________
*Represents an amount less than 0.1%.
Note 4. Fair Value Measurements
Investments
The Company values all investments in accordance with ASC Topic 820. ASC Topic 820 requires enhanced disclosures about assets and liabilities that are measured and reported at fair value. As defined in ASC Topic 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the assets or liabilities or market and the assets’ or liabilities’ complexity.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
ASC Topic 820 establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability of inputs used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
Based on the observability of the inputs used in the valuation techniques, the Company is required to provide disclosures on fair value measurements according to the fair value hierarchy. The fair value hierarchy ranks the observability of the inputs used to determine fair values. Investments carried at fair value are classified and disclosed in one of the following three categories:
•Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
•Level 2 – Valuations based on inputs other than quoted prices in active markets, including quoted prices for similar assets or liabilities, which are either directly or indirectly observable.
•Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. This includes situations where there is little, if any, market activity for the assets or liabilities. The inputs into the determination of fair value are based upon the best information available and may require significant management judgment or estimation.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset’s or liability’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
For periods prior to September 30, 2022, the Board determined the fair value of the Company’s investments. On September 30, 2022, pursuant to SEC Rule 2a-5 of the 1940 Act, the Board designated MC Advisors as the Company’s valuation designee (the “Valuation Designee”). The Board is responsible for oversight of the Valuation Designee. The Valuation Designee has established a valuation committee to determine in good faith the fair value of the Company’s investments, based on input of the Valuation Designee’s management and personnel and independent valuation firms which are engaged at the direction of the valuation committee to assist in the valuation of certain portfolio investments lacking a readily available market quotation. The valuation committee determines fair values pursuant to a valuation policy approved by the Board and pursuant to a consistently applied valuation process.
With respect to investments for which market quotations are not readily available, the Valuation Designee undertakes a multi-step valuation process each quarter, as described below:
•the quarterly valuation process begins with each portfolio company or investment being initially evaluated and rated by the investment professionals of the Valuation Designee responsible for the credit monitoring of the portfolio investment;
•the Valuation Designee engages an independent valuation firm to conduct independent appraisals of a selection of investments for which market quotations are not readily available. The Valuation Designee will consult with an independent valuation firm relative to each portfolio company at least once in every calendar year, but the independent appraisals are generally received quarterly for each investment;
•to the extent an independent valuation firm is not engaged to conduct an investment appraisal on an investment for which market quotations are not readily available, the investment will be valued by the Valuation Designee;
•preliminary valuation conclusions are then documented and discussed with the valuation committee of the Valuation Designee;
•the valuation conclusions are approved by the valuation committee of the Valuation Designee; and

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
•a report prepared by the Valuation Designee is presented to the Board quarterly to allow the Board to perform its oversight duties of the valuation process and the Valuation Designee.
The accompanying consolidated schedules of investments held by the Company consist primarily of private debt instruments (“Level 3 debt”). The Valuation Designee generally uses the income approach to determine fair value for Level 3 debt where market quotations are not readily available, as long as it is appropriate. If there is deterioration in credit quality or a debt investment is in workout status, the Valuation Designee may consider other factors in determining the fair value, including the value attributable to the debt investment from the enterprise value of the portfolio company or the proceeds that would be received in a liquidation analysis. This liquidation analysis may include probability weighting of alternative outcomes. The Valuation Designee generally considers the Company’s Level 3 debt to be performing if the borrower is not in default, the borrower is remitting payments in a timely manner; the loan is in covenant compliance or is otherwise not deemed to be impaired. In determining the fair value of the performing Level 3 debt, the Valuation Designee considers fluctuations in current interest rates, the trends in yields of debt instruments with similar credit ratings, financial condition of the borrower, economic conditions and other relevant factors, both qualitative and quantitative. In the event that a Level 3 debt instrument is not performing, as defined above, the Valuation Designee will evaluate the value of the collateral utilizing the same framework described above for a performing loan to determine the value of the Level 3 debt instrument.
Under the income approach, discounted cash flow models are utilized to determine the present value of the future cash flow streams of its debt investments, based on future interest and principal payments as set forth in the associated loan agreements. In determining fair value under the income approach, the Valuation Designee also considers the following factors: applicable market yields and leverage levels, recent transactions, credit quality, prepayment penalties, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, and changes in the interest rate environment and the credit markets that generally may affect the price at which similar investments may be made.
Under the market approach, the enterprise value methodology is typically utilized to determine the fair value of an investment. There is no one methodology to estimate enterprise value and, in fact, for any one portfolio company, enterprise value is generally best expressed as a range of values, from which the Valuation Designee derives a single estimate of enterprise value. In estimating the enterprise value of a portfolio company, the Valuation Designee analyzes various factors consistent with industry practice, including but not limited to original transaction multiples, the portfolio company’s historical and projected financial results, applicable market trading and transaction comparables, applicable market yields and leverage levels, the nature and realizable value of any collateral, the markets in which the portfolio company does business, and comparisons of financial ratios of peer companies that are public. Typically, the enterprise values of private companies are based on multiples of earnings before interest, income taxes, depreciation and amortization (“EBITDA”), cash flows, net income, revenues, or in limited cases, book value.
In addition, for certain investments, the Valuation Designee may base its valuation on indicative bid and ask prices provided by an independent third-party pricing service. Bid prices reflect the highest price that the Company and others may be willing to pay. Ask prices represent the lowest price that the Company and others may be willing to accept. The Valuation Designee generally uses the midpoint of the bid/ask range as its best estimate of fair value of such investment.
As of December 31, 2024, the Valuation Designee determined, in good faith, the fair value of the Company’s portfolio investments in accordance with GAAP and the Company’s valuation procedures based on the facts and circumstances known by the Company at that time, or reasonably expected to be known at that time.
Foreign Currency Forward Contracts
The valuation for the Company’s foreign currency forward contracts is based on the difference between the exchange rate associated with the forward contract and the exchange rate at the current period end. Foreign currency forward contracts are categorized as Level 2 in the fair value hierarchy.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Fair Value Disclosures
The following tables present fair value measurements of investments and foreign currency forward contracts, by major class according to the fair value hierarchy:

	Fair Value Measurements
December 31, 2024	Level 1	Level 2	Level 3	Total
Assets, at fair value:
Senior secured loans	$—	$—	$3,491,117	$3,491,117
Unitranche secured loans	—	—	148,531	148,531
Junior secured loans	—	—	177,677	177,677
Equity securities	149	—	191,499	191,648
Total assets, at fair value:	$149	$—	$4,008,824	$4,008,973
Foreign currency forward contracts asset (liability)	$—	$1,501	$—	$1,501

	Fair Value Measurements
December 31, 2023	Level 1	Level 2	Level 3	Total
Assets, at fair value:
Senior secured loans	$—	$—	$2,171,243	$2,171,243
Unitranche secured loans	—	—	184,853	184,853
Junior secured loans	—	—	87,986	87,986
Equity securities	23	—	84,062	84,085
Total investments	$23	$—	$2,528,144	$2,528,167
Foreign currency forward contracts asset (liability)	$—	$(3,087)	$—	$(3,087)
Senior secured loans, unitranche secured loans and junior secured loans are collateralized by tangible and intangible assets of the borrowers. These investments include loans to entities that have some level of challenge in obtaining financing from other, more conventional institutions, such as a bank. Interest rates on these loans are either fixed or floating and are based on current market conditions and credit ratings of the borrower. Excluding loans on non-accrual, the contractual interest rates on the loans ranged from 5.50% to 20.80% at December 31, 2024 and 7.50% to 21.34% at December 31, 2023. The maturity dates on the loans outstanding at December 31, 2024 range between March 2025 and November 2031.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
The following tables provide a reconciliation of the beginning and ending balances for investments at fair value that use Level 3 inputs for the years ended December 31, 2024 and 2023:

	Investments
	Senior secured loans	Unitranche secured loans	Junior secured loans	Equity securities	Total investments
Balance as of December 31, 2023	$2,171,243	$184,853	$87,986	$84,062	$2,528,144
Net realized gain (loss) on investments	(98)	—	39	118	59
Net change in unrealized gain (loss) on investments	6,747	288	(11,646)	5,703	1,092
Purchases of investments and other adjustments to cost (1)	1,981,176	8,269	78,335	85,001	2,152,781
Proceeds from principal payments and sales of investments (2)	(601,460)	(44,879)	(22,839)	(3,941)	(673,119)
Reclassifications (3)	(66,491)	—	45,802	20,689	—
Transfers in (out) of Level 3 (4)	—	—	—	(133)	(133)
Balance as of December 31, 2024	$3,491,117	$148,531	$177,677	$191,499	$4,008,824

	Investments
	Senior secured loans	Unitranche secured loans	Junior secured loans	Equity securities	Total investments
Balance as of December 31, 2022	$1,250,788	$127,378	$44,469	$46,327	$1,468,962
Net realized gain (loss) on investments	(1,571)	—	—	1,168	(403)
Net change in unrealized gain (loss) on investments	7,926	612	(4,229)	(2,839)	1,470
Purchases of investments and other adjustments to cost (1)	1,094,575	58,387	44,732	39,681	1,237,375
Proceeds from principal payments and sales of investments (2)	(167,745)	(1,524)	(8,606)	(1,385)	(179,260)
Reclassifications (3)	(12,730)	—	11,620	1,110	—
Balance as of December 31, 2023	$2,171,243	$184,853	$87,986	$84,062	$2,528,144
_________________________________________
(1)Includes purchases of new investments, effects of refinancing and restructurings, premium and discount accretion and amortization and PIK interest capitalized.
(2)Represents net proceeds from investments sold and principal paydowns received.
(3)Represents non-cash reclassification of investment type due to a restructuring.
(4)Represents non-cash transfers between fair value categories.
The total net change in unrealized gain (loss) on investments included on the consolidated statements of operations for the year ended December 31, 2024, attributable to Level 3 investments still held at December 31, 2024, was $(4,494). The total net change in unrealized gain (loss) on investments included on the consolidated statements of operations for the year ended December 31, 2023, attributable to Level 3 investments still held at December 31, 2023, was $1,069. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in or out of Level 3 as of the beginning of the period in which the reclassifications occur. During the year ended December 31, 2024, one investment transferred from Level 3 to Level 1 as a result of a restructuring. There were no transfers among Levels 1, 2 and 3 during the year ended December 31, 2023.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Significant Unobservable Inputs
ASC Topic 820 requires disclosure of quantitative information about the significant unobservable inputs used in the valuation of assets and liabilities classified as Level 3 within the fair value hierarchy. Disclosure of this information is not required in circumstances where a valuation (unadjusted) is obtained from a third-party pricing service and the information regarding the unobservable inputs is not reasonably available to the Company and as such, the disclosures provided below exclude those investments valued in that manner. The tables below are not intended to be all-inclusive, but rather to provide information on significant unobservable inputs and valuation techniques used by the Valuation Designee.
The following table presents quantitative information about the valuation techniques and significant unobservable inputs of the Company's Level 3 investments as of December 31, 2024:

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

	Fair Value		Valuation Technique	Unobservable Input	Weighted Average Mean (1)	Range
						Minimum	Maximum
Assets:
Senior secured loans	$2,224,530		Discounted cash flow	EBITDA multiples	11.1x	5.3x	35.9x
				Market yields	10.4%	8.2%	21.8%
Senior secured loans	931,531		Discounted cash flow	Revenue multiples	7.6x	1.0x	18.0x
				Market yields	10.6%	8.5%	25.5%
Senior secured loans	17,392		Enterprise value	EBITDA multiples	10.1x	6.5x	13.0x
Senior secured loans	15,818		Enterprise value	Revenue multiples	1.6x	0.3x	5.3x
Senior secured loans	6,042		Liquidation	Probability weighting of alternative outcomes	59.7%	59.7%	59.7%
Unitranche secured loans	114,503		Discounted cash flow	EBITDA multiples	10.2x	8.0x	11.3x
				Market yields	12.0%	9.2%	16.2%
Unitranche secured loans	34,028		Discounted cash flow	Revenue multiples	6.3x	6.3x	6.3x
				Market yields	13.9%	13.9%	13.9%
Junior secured loans	108,449		Discounted cash flow	Market yields	14.8%	12.6%	17.7%
Junior secured loans	26,886		Enterprise value	Revenue multiples	4.6x	0.3x	5.3x
Junior secured loans	3,752		Enterprise value	EBITDA multiples	7.0x	7.0x	7.0x
Equity securities	127,944		Enterprise value	EBITDA multiples	11.3x	3.6x	20.5x
Equity securities	51,219		Enterprise value	Revenue multiples	3.6x	0.4x	11.0x
Equity securities	9,065		Option pricing model	Volatility	46.4%	24.0%	65.0%
Total Level 3 Assets	$3,671,159	(2)
_________________________________________
(1)The weighted average mean of unobservable inputs is based on the fair value of investments.
(2)Excludes investments of $337,665 at fair value where valuation (unadjusted) is obtained from a third-party pricing service or broker quote for which such disclosure is not required.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
The following table presents quantitative information about the valuation techniques and significant unobservable inputs of the Company's Level 3 investments as of December 31, 2023:

	Fair Value		Valuation Technique	Unobservable Input	Weighted Average Mean (1)	Range (Weighted Average)
						Minimum	Maximum
Assets:
Senior secured loans	$1,351,324		Discounted cash flow	EBITDA multiples	11.1x	5.0x	22.2x
				Market yields	11.4%	8.7%	24.0%
Senior secured loans	559,534		Discounted cash flow	Revenue multiples	7.2x	0.7x	19.5x
				Market yields	11.6%	9.0%	16.6%
Senior secured loans	10,310		Enterprise value	EBITDA multiples	7.4x	5.3x	8.3x
Senior secured loans	9,618		Liquidation	Probability weighting of alternative outcomes	95.0%	95.0%	95.0%
Senior secured loans	6,473		Enterprise value	Revenue multiples	0.6x	0.5x	1.6x
Unitranche secured loans	151,703		Discounted cash flow	EBITDA multiples	10.5x	7.3x	14.8x
				Market yields	15.0%	8.6%	24.6%
Unitranche secured loans	33,150		Discounted cash flow	Revenue multiples	9.4x	6.0x	12.8x
				Market yields	12.3%	11.9%	12.7%
Junior secured loans	70,881		Discounted cash flow	EBITDA multiples	13.5x	13.5x	13.5x
				Market yields	12.6%	11.6%	18.4%
Junior secured loans	6,241		Enterprise value	Revenue multiples	1.6x	1.6x	1.6x
Junior secured loans	348		Discounted cash flow	Revenue multiples	0.9x	0.9x	0.9x
				Market yields	16.2%	16.2%	16.2%
Equity securities	52,062		Enterprise value	EBITDA multiples	10.7x	6.3x	20.5x
Equity securities	29,920		Enterprise value	Revenue multiples	3.6x	0.5x	11.8x
Equity securities	1,487		Option pricing model	Volatility	59.6%	35.0%	74.0%
Total Level 3 Assets	$2,283,051	(2)
_________________________________________
(1)The weighted average mean and weighted average range of unobservable inputs is based on the fair value of investments.
(2)Excludes investments of $245,093 at fair value where valuation (unadjusted) is obtained from a third-party pricing service or broker quote for which such disclosure is not required.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
The significant unobservable input used in the income approach of fair value measurement of the Company’s investments is the discount rate used to discount the estimated future cash flows expected to be received from the underlying investment, which include both future principal and interest payments. Increases (decreases) in the discount rate would result in a decrease (increase) in the fair value estimate of the investment. Included in the consideration and selection of discount rates are the following factors: risk of default, rating of the investment and comparable investments, and call provisions.
The significant unobservable inputs used in the market approach of fair value measurement of the Company’s investments are the market multiples of EBITDA or revenue of the comparable guideline public companies. The Valuation Designee selects a population of public companies for each investment with similar operations and attributes of the portfolio company. Using these guideline public companies’ data, a range of multiples of enterprise value to EBITDA or revenue is calculated. The Valuation Designee selects percentages from the range of multiples for purposes of determining the portfolio company’s estimated enterprise value based on said multiple and generally the latest twelve months EBITDA or revenue of the portfolio company (or other meaningful measure). Increases (decreases) in the multiple will result in an increase (decrease) in enterprise value, resulting in an increase (decrease) in the fair value estimate of the investment.
Other Financial Assets and Liabilities
ASC Topic 820 requires disclosure of the fair value of financial instruments for which it is practical to estimate such value. The Company believes that the carrying amounts of its other financial instruments such as cash and restricted cash and cash equivalents, receivables and payables approximate the fair value of such items due to the short maturity of such instruments.
Fair value is estimated by discounting remaining payments using applicable market rates or market quotes for similar instruments at the measurement date, if applicable. The following table presents the carrying values and fair values of the Company's debt as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
	Carrying Value(1)	Fair Value	Carrying Value(1)	Fair Value
Revolving Credit Facility(2)	$474,756	$474,756	$253,579	$253,579
SPV Credit Facility	239,889	239,889	178,098	178,098
SPV II Credit Facility	194,574	194,574	119,240	119,240
SPV III Credit Facility	73,722	73,722	—	—
SPV IV Credit Facility	245,185	245,185	—	—
2022 ABS	293,393	287,178	300,810	299,866
2023 ABS	206,369	209,100	183,840	187,345
2028 Notes	198,178	200,545	197,767	197,767
2029 Notes	202,296	202,585	—	—
Total Debt	$2,128,362	$2,127,534	$1,233,334	$1,235,895
_____________________________________________
(1)Represents the principal amount outstanding, less unamortized debt issuance costs.
(2)Amounts include borrowings denominated in foreign currencies converted at the period end exchange rate.
The below table presents fair value measurements of the Company’s debt obligations as of the following periods:

	December 31, 2024	December 31, 2023
Level 1	$—	$—
Level 2	—	—
Level 3	2,127,534	1,235,895
Total Debt	$2,127,534	$1,235,895

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Note 5. Transactions with Affiliate Companies
An affiliated company is a company in which the Company has an ownership interest of 5% or more of its voting securities. A controlled affiliate company is a company in which the Company has an ownership interest of more than 25% of its voting securities. Please see the Company’s consolidated schedule of investments for the type of investment, principal amount, interest rate including the spread, and the maturity date. Transactions related to the Company’s investments with affiliates for the years ended December 31, 2024 and 2023 were as follows:

Portfolio Company	Fair value at December 31, 2023	Transfers in (out) (1)	Purchases (cost)	Sales and paydowns (cost)	PIK interest capitalized (cost)	Discount accretion	Net realized gain (loss)	Net change in unrealized gain (loss)	Fair value at December 31, 2024
Non-controlled affiliate company investment:
BTR Opco LLC (fka Born to Run, LLC)	$—	$1,611	$81	$—	$—	$—	$—	$(515)	$1,177
BTR Opco LLC (fka Born to Run, LLC)	—	8,300	418	(2)	—	—	—	(8,716)	—
BTR Opco LLC (fka Born to Run, LLC) (Delayed Draw)	—	—	1,080	(34)	—	—	—	85	1,131
BTR Opco LLC (fka Born To Run, LLC) (659 Class A common units)	—	677	—	—	—	—	(38)	(639)	—
	—	10,588	1,579	(36)	—	—	(38)	(9,785)	2,308

ClearlyRated Capital, LLC (5,500,000 Class A units)	5,500	—	—	—	—	—	—	—	5,500
	5,500	—	—	—	—	—	—	—	5,500

Nastel Technologies, LLC	3,500	—	—	—	—	10	—	(32)	3,478
Nastel Technologies, LLC (Revolver)	—	—	—	—	—	—	—	—	—
Nastel Technologies, LLC (3,408 Class A units)	4,226	—	—	—	—	—	—	385	4,611
	7,726	—	—	—	—	10	—	353	8,089

Second Avenue SFR Holdings II LLC (Revolver) (2)	3,323	—	—	(3,323)	—	—	—	—	—
	3,323	—	—	(3,323)	—	—	—	—	—

SFR Holdco, LLC	6,557	—	—	—	—	—	—	(964)	5,593
SFR Holdco, LLC	4,917	—	—	—	—	—	—	(286)	4,631
SFR Holdco, LLC (13.9% of equity commitments)	4,371	—	—	—	—	—	—	426	4,797
SFR Holdco, LLC (10.5% of equity commitments)	3,278	—	—	—	—	—	—	319	3,597
	19,123	—	—	—	—	—	—	(505)	18,618

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Portfolio Company	Fair value at December 31, 2023	Transfers in (out) (1)	Purchases (cost)	Sales and paydowns (cost)	PIK interest capitalized (cost)	Discount accretion	Net realized gain (loss)	Net change in unrealized gain (loss)	Fair value at December 31, 2024
SFR Holdco 2, LLC (Delayed Draw)	—	—	2,267	—	—	—	—	—	2,267
SFR Holdco 2, LLC (24.4% of equity commitments)	—	—	1,510	—	—	—	—	—	1,510
	—	—	3,777	—	—	—	—	—	3,777

SheerTrans Solutions, LLC	5,101	—	—	(51)	212	19	—	(20)	5,261
SheerTrans Solutions, LLC	—	—	1,436	(15)	53	4	—	25	1,503
SheerTrans Solutions, LLC (Revolver)	959	—	—	—	39	—	—	—	998
SheerTrans Solutions, LLC (12,233,889 preferred interests)	9,192	—	3,042	—	—	—	—	(245)	11,989
	15,252	—	4,478	(66)	304	23	—	(240)	19,751

Summit Professional Education, LLC	—	—	10,094	(50)	—	17	—	183	10,244
Summit Professional Education, LLC (Revolver)	—	—	1,145	—	—	—	—	—	1,145
Summit Professional Education, LLC (16,676 Class A units)	—	—	16,676	—	—	—	—	—	16,676
	—	—	27,915	(50)	—	17	—	183	28,065

Triad Financial Services, Inc. (4,803 of 41,855 equity commitment)	—	—	4,803	—	—	—	—	—	4,803
	—	—	4,803	—	—	—	—	—	4,803

Whistler Parent Holdings III, Inc.	—	25,676	—	—	276	133	—	(3,313)	22,772
Whistler Parent Holdings III, Inc. (Delayed Draw)	—	1,614	311	—	55	—	—	—	1,980
Whistler Parent Holdings III, Inc. (Revolver)	—	—	1,523	—	16	—	—	—	1,539
Whistler Parent Holdings III, Inc. (518,970 Series A preferred stock)	—	—	—	—	—	—	—	—	—
Whistler Parent Holdings III, Inc. (116,083 Series B preferred stock)	—	—	—	—	—	—	—	—	—
	—	27,290	1,834	—	347	133	—	(3,313)	26,291

Zodega Landscaping, LLC	11,969	—	—	(119)	—	80	—	501	12,431
Zodega Landscaping, LLC (Revolver)	—	—	992	—	—	—	—	—	992
Zodega Landscaping, LLC (146,757 preferred interests)	12,421	—	2,255	—	—	—	—	454	15,130
	24,390	—	3,247	(119)	—	80	—	955	28,553
Total non-controlled affiliate company investments	75,314	37,878	47,633	(3,594)	651	263	(38)	(12,352)	145,755

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Portfolio Company	Fair value at December 31, 2022	Transfers in (out) (1)	Purchases (cost)	Sales and paydowns (cost)	PIK interest capitalized (cost)	Discount accretion	Net realized gain (loss)	Net change in unrealized gain (loss)	Fair value at December 31, 2023
Non-controlled affiliate company investment:
ClearlyRated Capital, LLC (5,500,000 Class A units)	$—	$—	$5,500	$—	$—	$—	$—	$—	$5,500
	—	—	5,500	—	—	—	—	—	5,500

Nastel Technologies, LLC	3,500	—	—	—	—	9	—	(9)	3,500
Nastel Technologies, LLC (Revolver)	—	—	—	—	—	—	—	—	—
Nastel Technologies, LLC (3,408 Class A units)	3,578	—	—	—	—	—	—	648	4,226
	7,078	—	—	—	—	9	—	639	7,726

Second Avenue SFR Holdings II LLC (Revolver) (2)	4,755	—	—	(1,462)	—	—	—	30	3,323
	4,755	—	—	(1,462)	—	—	—	30	3,323

SFR Holdco, LLC	5,850	—	—	—	—	—	—	707	6,557
SFR Holdco, LLC	2,316	—	2,071	—	—	—	—	530	4,917
SFR Holdco, LLC (13.9% of equity commitments)	3,900	—	—	—	—	—	—	471	4,371
SFR Holdco, LLC (10.5% of equity commitments)	1,545	—	1,380	—	—	—	—	353	3,278
	13,611	—	3,451	—	—	—	—	2,061	19,123

SheerTrans Solutions, LLC	5,101	—	—	(51)	51	15	—	(15)	5,101
SheerTrans Solutions, LLC (Revolver)	—	—	953	—	6	—	—	—	959
SheerTrans Solutions, LLC (9,191,624 preferred interests)	8,643	—	549	—	—	—	—	—	9,192
	13,744	—	1,502	(51)	57	15	—	(15)	15,252

Zodega Landscaping, LLC	—	—	11,968	—	—	15	—	(14)	11,969
Zodega Landscaping, LLC (124,206 preferred interests)	—	—	12,421	—	—	—	—	—	12,421
	—	—	24,389	—	—	15	—	(14)	24,390
Total non-controlled affiliate company investments	$39,188	$—	$34,842	$(1,513)	$57	$39	$—	$2,701	$75,314
_________________________________________
(1)Transfers in (out) may include increases (decreases) in the cost basis of investments resulting from the exchange of one or more existing investments for one or more new investments and the movement of an existing portfolio company into this affiliated category from a different category as a result of a restructuring.
(2)Second Avenue SFR Holdings II LLC is a related entity to SFR Holdco, LLC and SFR Holdco 2, LLC and is being presented as a non-controlled affiliate for that reason.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

	For the year ended December 31,
	2024			2023
Portfolio Company	Interest Income	Dividend Income	Other Income	Interest Income	Dividend Income	Other Income
Non-controlled affiliate company investments:
BTR Opco LLC (fka Born To Run, LLC)	$—	$—	$—	$ n/a	$ n/a	$ n/a
BTR Opco LLC (fka Born To Run, LLC)	—	—	—	n/a	n/a	n/a
BTR Opco LLC (fka Born To Run, LLC) (Delayed Draw)	—	—	—	n/a	n/a	n/a
BTR Opco LLC (fka Born To Run, LLC) (Class A units)	—	—	—	n/a	n/a	n/a
	—	—	—	—	—	—

ClearlyRated Capital (Class A units)	—	—	—	—	—	165
	—	—	—	—	—	165

Nastel Technologies, LLC	430	—	—	423	—	—
Nastel Technologies, LLC (Revolver)	—	—	—	—	—	—
Nastel Technologies, LLC (Class A units)	—	—	—	—	—	—
	430	—	—	423	—	—

Second Avenue SFR Holdings II LLC (Revolver) (1)	330	—	—	558	—	—
	330	—	—	558	—	—

SFR Holdco, LLC	656	—	—	468	—	—
SFR Holdco, LLC	365	50	—	319	—	—
SFR Holdco, LLC (LLC interest)	—	—	—	—	—	—
SFR Holdco, LLC (LLC interest)	—	—	—	—	—	—
	1,021	50	—	787	—	—

SFR Holdco 2, LLC (Delayed Draw)	25	—	—	n/a	n/a	n/a
SFR Holdco 2, LLC (LLC interest)	—	—		n/a	n/a	n/a
	25	—	—	—	—	—

SheerTrans Solutions, LLC	717	—	—	673	—	—
SheerTrans Solutions, LLC	179	—	—	n/a	n/a	n/a
SheerTrans Solutions, LLC (Revolver)	134	—	—	35	—	—
SheerTrans Solutions, LLC (Preferred interests)	—	—	—	—	—	—
	1,030	—	—	708	—	—

Summit Professional Education, LLC	838	—	—	n/a	n/a	n/a
Summit Professional Education, LLC (Revolver)	27	—	—	n/a	n/a	n/a
Summit Professional Education, LLC (Class A units)	—	—	—	n/a	n/a	n/a
	865	—	—	—	—	—

Triad Financial Services, Inc. (Equity commitment)	—	—	—	n/a	n/a	n/a
	—	—	—	—	—	—

Whistler Parent Holdings III, Inc.	581	—	—	n/a	n/a	n/a
Whistler Parent Holdings III, Inc. (Delayed Draw)	45	—	—	n/a	n/a	n/a
Whistler Parent Holdings III, Inc. (Revolver)	34	—	—	n/a	n/a	n/a
Whistler Parent Holdings III, Inc. (Series A preferred stock)	—	—	—	n/a	n/a	n/a

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Whistler Parent Holdings III, Inc. (Series B preferred stock)	—	—	—	n/a	n/a	n/a
	660	—	—	—	—	—

Zodega Landscaping, LLC	1,730	—	—	413	—	—
Zodega Landscaping, LLC (Revolver)	61	—	—	3	—	—
Zodega Landscaping, LLC (Preferred interests)	—	—	—	—	—	—
	1,791	—	—	416	—	—
Total non-controlled affiliate company investments	$6,152	$50	$—	$2,892	$—	$165
_________________________________________
(1)Second Avenue SFR Holdings II LLC is a related entity to SFR Holdco, LLC and SFR Holdco 2, LLC and is being presented as a non-controlled affiliate for that reason.
Note 6. Transactions with Related Parties
The Company has entered into an investment advisory agreement with MC Advisors (the “Investment Advisory Agreement”), under which MC Advisors, subject to the overall supervision of the Board, provides investment advisory services to the Company. The Company pays MC Advisors a fee for its services under the Investment Advisory Agreement consisting of two components – a base management fee and an incentive fee. The cost of both the base management fee and the incentive fee are borne by the Company’s stockholders, unless such fees are waived by MC Advisors. Refer to Note 15 for additional information on the Investment Advisory Agreement.
On April 18, 2022, MC Advisors agreed to permanently waive a portion of the base management fees and incentive fees payable by the Company to MC Advisors under the Investment Advisory Agreement pursuant to a fee waiver letter. The base management fee waiver took effect beginning April 1, 2022 (the “Effective Date”) and the incentive fee waivers took effect beginning January 1, 2022.
Beginning with the Effective Date, the base management fee is calculated at an annual rate of 1.25% of average total assets (reduced from 1.50%), which includes assets financed using leverage. Following any future quotation or listing of the Company’s securities on a national securities exchange (an “Exchange Listing”) or any future quotation or listing of its securities on any other public trading market, the base management fee will be calculated at an annual rate of 1.75% of average invested assets (calculated as total assets excluding cash). The base management fee is payable in arrears.
Base management fees for the years ended December 31, 2024, 2023 and 2022 were 42930, 23875 and 13011, respectively. MC Advisors elected to voluntarily waive zero, zero and $1,701 of such base management fees for years ended December 31, 2024, 2023 and 2022, respectively. These base management fee waivers are not subject to recoupment by MC Advisors. There is no guarantee that MC Advisors will waive additional base management fees in the future.
The incentive fee consists of two parts. The first part is calculated and payable quarterly in arrears based on the Company’s pre-incentive fee net investment income for the preceding quarter. Pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee), any expenses payable under the administration agreement (the “Administration Agreement”) between the Company and Monroe Capital Management Advisors, LLC (“MC Management”) and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income will include, in the case of investments with a deferred interest feature such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero-coupon securities, accrued income that the Company has not yet received in cash. MC Advisors is not under any obligation to reimburse the Company for any part of the incentive fee it receives that was based on accrued interest that the Company never actually receives.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Pre-incentive fee net investment income does not include any realized capital gains or losses or unrealized capital gains or losses. If any distributions from portfolio companies are characterized as a return of capital, such returns of capital would affect the capital gains incentive fee to the extent a gain or loss is realized. Because of the structure of the incentive fee, it is possible that the Company may pay an incentive fee in a quarter where it incurs a loss. For example, if the Company receives pre-incentive fee net investment income in excess of the hurdle rate (as defined below) for a quarter, the Company will pay the applicable incentive fee even if it has incurred a loss in that quarter due to realized and unrealized capital losses.
Pre-incentive fee net investment income, expressed as a rate of return on the value of the Company’s net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed “hurdle rate” of 1.50% per quarter (6% annually).
As of and beginning with the Effective Date, prior to an Exchange Listing, the Company shall pay MC Advisors an incentive fee with respect to its pre-incentive fee net investment income in each calendar quarter as follows:
•no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the hurdle rate of 1.50% (6% annually);
•100% of the Company’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 1.7143% (reduced from 1.76% pursuant to the fee waiver letter effective April 1, 2022) in any calendar quarter prior to an Exchange Listing or 1.88% in any calendar quarter following an Exchange Listing. This portion of the Company’s pre-incentive fee net investment income is referred to as the “catch-up” provision; and
•prior to an Exchange Listing, 12.5% of the amount of the Company’s pre-incentive fee net investment income (a reduction from 15.0% of the amount of the Company’s pre-incentive fee net income), if any, that exceeds 1.7143% (reduced from 1.76% pursuant to the fee waiver letter effective April 1, 2022) in any calendar quarter, and following an Exchange Listing, 20% of the amount of the Company’s pre-incentive fee net investment income, if any, that exceeds 1.88% in any calendar quarter.
These calculations are appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.
The second part of the incentive fee is a capital gains incentive fee that is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 12.5% (reduced from 15.0% effective January 1, 2022 pursuant to the fee waiver letter) of the Company’s realized capital gains as of the end of the fiscal year. In determining the capital gains incentive fee payable to MC Advisors, the Company calculates the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since the Company’s inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in the Company’s portfolio. For this purpose, cumulative aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the amortized cost of such investment. Cumulative aggregate realized capital losses equals the sum of the amounts by which the net sales price of each investment, when sold, is less than the amortized cost of such investment since the Company’s inception. Aggregate unrealized capital depreciation equals the sum of the difference, if negative, between the valuation of each investment as of the applicable calculation date and the amortized cost of such investment. At the end of the applicable year, the amount of capital gains that will serve as the basis for the calculation of the capital gains incentive fee equals the cumulative aggregate realized capital gains less cumulative aggregate realized capital losses, less aggregate unrealized capital depreciation, with respect to the Company’s portfolio of investments. If this number is positive at the end of such year, then the capital gains incentive fee for such year equals 12.5% of such amount, less the aggregate amount of any capital gains incentive fees paid in respect of the Company’s portfolio in all prior years.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
While the Investment Advisory Agreement with MC Advisors neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute for Certified Public Accountants Technical Practice Aid for investment companies, the Company includes unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual reflects the incentive fees that would be payable to MC Advisors if the Company’s entire portfolio was liquidated at its fair value as of the balance sheet date even though MC Advisors is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.
The composition of the Company’s incentive fees was as follows:

	For the Years Ended December 31,
	2024	2023	2022
Part one incentive fees (1)	$28,169	$16,531	$7,080
Part two incentive fees (2)	1,328	(166)	(736)
Incentive fees, excluding the impact of incentive fee waivers	29,497	16,365	6,344
Incentive fee waivers (3)	—	—	(1,468)
Total incentive fees, net of incentive fee waivers	$29,497	$16,365	$4,876
_________________________________________
(1)Based on pre-incentive fee net investment income.
(2)Based upon net realized and unrealized gains and losses, or capital gains and losses. The Company accrues, but does not pay, a capital gains incentive fee in connection with any unrealized capital appreciation, as appropriate. If, on a cumulative basis, the sum of net realized gain (loss) plus net unrealized gain (loss) decreases during a period, the Company will reverse any excess capital gains incentive fee previously accrued such that the amount of capital gains incentive fee accrued is no more than 12.5% of the sum of net realized gain (loss) plus net unrealized gain (loss).
(3)Represents part one incentive fees voluntarily waived by MC Advisors.
The Company has entered into an administration agreement with MC Management (the "Administration Agreement"), under which the Company reimburses MC Management, subject to the review and approval of the Board, for its allocable portion of overhead and other expenses, including the costs of furnishing the Company with office facilities and equipment and providing clerical, bookkeeping, record-keeping and other administrative services at such facilities, and the Company’s allocable portion of the cost of the chief financial officer and chief compliance officer and their respective staffs. To the extent that MC Management outsources any of its functions, the Company will pay the fees associated with such functions on a direct basis, without incremental profit, to MC Management. For the years ended December 31, 2024, 2023 and 2022 the Company incurred $9,042, $5,885 and $3,688, respectively, in administrative expenses (included within professional fees, administrative service fees and general and administrative expenses on the consolidated statements of operations) under the Administration Agreement, of which $2,961, $1,731 and $1,132, respectively, was related to MC Management overhead and salary allocation and paid directly to MC Management. As of December 31, 2024 and 2023, $805 and $530, respectively, of expenses were due to MC Management under this agreement and are included in accounts payable and accrued expenses on the consolidated statements of assets and liabilities.
The Company has entered into a license agreement with Monroe Capital LLC under which Monroe Capital LLC has agreed to grant the Company a non-exclusive, royalty-free license to use the name “Monroe Capital” for specified purposes in its business. Under this agreement, the Company has the right to use the “Monroe Capital” name at no cost, subject to certain conditions, for so long as MC Advisors or one of its affiliates remains its investment adviser. Other than with respect to this limited license, the Company has no legal right to the “Monroe Capital” name or logo.
As of both December 31, 2024 and 2023, the Company had accounts payable to members of the Board of zero, representing accrued and unpaid fees for their services.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Note 7. Borrowings
In accordance with the 1940 Act, the Company is permitted to borrow amounts such that its asset coverage ratio, as defined in the 1940 Act, is at least 150% after such borrowing. As of December 31, 2024 and 2023, the Company’s asset coverage ratio based on aggregate borrowings outstanding was 196% and 204%, respectively.
The Company’s outstanding debt as of December 31, 2024 was as follows:

	December 31, 2024
	Aggregate Principal Amount Committed (1)	Principal Amount Outstanding	Carrying Value (2)	Unamortized Debt Issuance Costs
Revolving Credit Facility (3)	$652,500	$481,106	$474,756	$6,350
SPV Credit Facility	450,000	243,300	239,889	3,411
SPV II Credit Facility	195,998	195,998	194,574	1,424
SPV III Credit Facility	100,000	75,000	73,722	1,278
SPV IV Credit Facility	350,000	248,600	245,185	3,415
2022 ABS (4)	294,609	294,609	293,393	1,216
2023 ABS (5)	209,100	209,100	206,369	2,731
2028 Notes	200,000	200,000	198,178	1,822
2029 Notes	204,000	204,000	202,296	1,704
Total	$2,656,207	$2,151,713	$2,128,362	$23,351
_________________________________________
(1)Represents the total aggregate amount committed or outstanding, as applicable, under such instrument.
(2)Represents the principal amount outstanding, less unamortized debt issuance costs.
(3)Principal amount outstanding includes borrowings denominated in foreign currencies converted at the period end exchange rate.
(4)As of December 31, 2024, the 2022 Class C Notes and 2022 Subordinated Notes (as defined below) totaling $34,780 and $82,875, respectively, are excluded from the total aggregate principal amount committed/outstanding amount as these notes are eliminated in consolidation.
(5)As of December 31, 2024, the 2023 Subordinated Notes (as defined below) totaling $45,900 are excluded from the total aggregate principal amount committed/outstanding amount as these notes are eliminated in consolidation.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
The Company’s outstanding debt as of December 31, 2023 was as follows:

	December 31, 2023
	Aggregate Principal Amount Committed (1)	Principal Amount Outstanding	Carrying Value (2)	Unamortized Debt Issuance Costs
Revolving Credit Facility (3)	$325,000	$256,808	$253,579	$3,229
SPV Credit Facility	450,000	179,000	178,098	902
SPV II Credit Facility	120,288	120,288	119,240	1,048
2022 ABS (4)	306,000	306,000	300,810	5,190
2023 ABS (5)	185,850	185,850	183,840	2,010
2028 Notes	200,000	200,000	197,767	2,233
Total	$1,587,138	$1,247,946	$1,233,334	$14,612
_________________________________________
(1)Represents the total aggregate amount committed or outstanding, as applicable, under such instrument.
(2)Represents the principal amount outstanding, less unamortized debt issuance costs.
(3)Principal amount outstanding includes borrowings denominated in foreign currencies converted at the period end exchange rate.
(4)As of December 31, 2023, the 2022 Class C Notes and 2022 Subordinated Notes (as defined below) totaling $36,125 and $82,875, respectively, are excluded from the total aggregate principal amount committed/outstanding amount as these notes are eliminated in consolidation.
(5)As of December 31, 2023, the 2023 Subordinated Notes (as defined below) totaling $65,319 are excluded from the total aggregate principal amount committed/outstanding amount as these notes are eliminated in consolidation.

Credit Facilities
Revolving Credit Facility
On October 20, 2023, the Company entered into a senior secured revolving credit facility (the “Revolving Credit Facility”) pursuant to a Senior Secured Revolving Credit Agreement (the “Revolving Credit Agreement”), with ING Capital, LLC, as administrative agent and joint lead arranger. The initial principal amount of the Revolving Credit Facility was $295,000, subject to availability under the borrowing base, which is based on the Company’s portfolio investments and other outstanding indebtedness, with an accordion provision to permit increases to the total facility amount up to $800,000, subject to the satisfaction of certain conditions. Through various amendments since entering into the Revolving Credit Agreement, the Company has increased the facility amount multiple times under the accordion to $652,500 of aggregate commitments as of December 31, 2024. See Note 15 for additional information on the Revolving Credit Facility.
On October 29, 2024, the Company amended the Revolving Credit Facility to, among other things, (i) extend the expiration of the revolver availability period from October 20, 2027 to October 31, 2028, (ii) extend the stated maturity date from October 20, 2028 to October 31, 2029, (iii) increase the maximum total facility amount contemplated by the accordion provision to permit increases to a total facility amount of up to $800,000, (iv) remove the credit-spread adjustment for ABR Loans based on Adjusted Term SOFR and for SOFR Loans, (v) reduce the applicable margin (a) with respect to any ABR Loan, from 1.50% to 1.25% per annum (or, at any time the Rating Condition is satisfied, from 1.35% to 1.15% per annum), (b) with respect to any SOFR Loan, CORRA Loan, Eurocurrency Loan or RFR Loan, from 2.50% to 2.25% per annum (or at any time the Rating Condition is satisfied, from 2.35% to 2.15% per annum), and (vi) reset the minimum shareholders’ equity test and increases the minimum obligors’ net worth test. The terms of the amendment became effective on October 31, 2024.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
As of December 31, 2024 and 2023, the Company had outstanding U.S. dollar borrowings under the Revolving Credit Facility of $396,100 and $240,800, respectively, and non-U.S. dollar borrowings denominated in Australian dollars of AUD 21,978 ($13,599 in U.S. dollars) and AUD 23,500 ($16,008 in U.S. dollars), respectively, and Great Britain pounds of £38,440 ($48,111 in U.S. dollars) and zero, respectively, and Euros of €22,500 ($23,296 in U.S. dollars) and zero, respectively. The borrowings denominated in a foreign currency may be positively or negatively affected by movements in the rate of exchange between the U.S. dollar and the respective foreign currency. These movements are beyond the control of the Company and cannot be predicted. The borrowings denominated in foreign currency are translated into U.S. dollars based on the spot rate at each balance sheet date. The impact resulting from changes in foreign currency borrowings is included in net change in unrealized gain (loss) on foreign currency and other transactions on the Company’s consolidated statements of operations and totaled $2,737 and $(29) for the years ended December 31, 2024 and 2023, respectively.
Advances under the Revolving Credit Facility initially bear interest at a per annum rate equal to, (a) in the case of any U.S. dollar advances, (i) 1.25% per annum (or, at any time the Rating Condition is satisfied, 1.15% per annum) plus an “alternate base rate” (as described in the Revolving Credit Agreement) or (ii) 2.25% per annum (or, at any time the Rating Condition is satisfied, 2.15% per annum) plus Term SOFR, (b) in the case of any foreign currency advances (other than Pounds Sterling), 2.25% per annum (or, at any time the Rating Condition is satisfied, 2.15% per annum) plus the applicable benchmark rate and (c) in the case of any Pounds Sterling advances, 2.50% per annum (or, at any time the Rating Condition is satisfied, 2.35% per annum) plus the Daily Simple Risk Free Rate, in each case, depending on the nature of the advances being requested under the Revolving Credit Facility. The “Rating Condition” shall be satisfied at any time the Company maintains a public credit rating of at least BBB- from S&P Global Ratings (or equivalent rating from Moody’s Investors Service, Inc. or Fitch, Inc.). As of December 31, 2024 and 2023, the outstanding borrowings were accruing at a weighted average interest rate of 7.0% and 7.9%, respectively.
Advances under the Revolving Credit Facility are subject to compliance with borrowing base requirements, pursuant to which the amount of funds advanced varies depending upon the types of assets in the Company’s portfolio. Assets must meet certain criteria in order to be included in the borrowing base, and the borrowing base is subject to certain portfolio restrictions including investment size, sector concentrations and investment type.
The Company’s ability to borrow under the Revolving Credit Facility is subject to availability under the borrowing base, which permits the Company to borrow up to 72.5% of the fair market value of its portfolio company investments depending on the type of investment the Company holds and whether the investment is quoted. The Company’s ability to borrow is also subject to certain concentration limits, and continued compliance with the representations, warranties and covenants given by the Company under the Revolving Credit Facility. The Revolving Credit Facility contains certain financial covenants, including, but not limited to, the Company’s maintenance of: (1) minimum consolidated total net assets of the greater of (a) $500,000 and (b) an amount equal to the sum of (i) $1,063,400 plus (ii) an amount equal to 65% of the difference of (x) the net proceeds to the Company from sales of its equity securities during each quarter following October 31, 2024 and (y) the amount paid or distributed to purchase or redeem its common stock in connection with a tender offer during such quarter; (2) a ratio of total assets (less total liabilities other than indebtedness) to total indebtedness of not less than 1.5 to 1; (3) a senior debt coverage ratio of at least 2 to 1; and (4) minimum net worth equal to or greater than $500,000. The Revolving Credit Facility also requires the Company to undertake customary indemnification obligations with respect to ING Capital LLC and other members of the lending group and to reimburse the lenders for expenses associated with entering into the Revolving Credit Facility. The Revolving Credit Facility also has customary provisions regarding events of default, including events of default for nonpayment, change in control transactions, failure to comply with financial and negative covenants, and failure to maintain the Company’s relationship with MC Advisors. If the Company incurs an event of default under the Revolving Credit Facility and fails to remedy such default under any applicable grace period, if any, then the entire Revolving Credit Facility could become immediately due and payable, which would materially and adversely affect the Company’s liquidity, financial condition, results of operations and cash flows.
The Revolving Credit Facility also imposes certain conditions that may limit the amount of the Company’s distributions to stockholders. Distributions payable in the Company’s common stock under the DRIP are not limited by the Revolving Credit Facility. Distributions in cash or property other than common stock are generally limited to 115% of the amount of distributions required to maintain the Company’s status as a RIC.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
The Revolving Credit Facility is guaranteed by certain subsidiary guarantors (primarily the Taxable Subsidiaries). Proceeds of the Revolving Credit Facility may be used for general corporate purposes, including, without limitation, making distributions, contributions and investments and such other uses as permitted under the Revolving Credit Agreement.
The period during which the Company may borrow under the Revolving Credit Facility expires on October 31, 2028, and the Revolving Credit Facility will mature and all amounts outstanding thereunder must be repaid by October 31, 2029. The Revolving Credit Facility is secured by a perfected first-priority interest in substantially all of the portfolio investments held by the Company and the subsidiary guarantors, subject to certain exceptions.
SPV Credit Facilities
SPV Credit Facility
The Company has a $450,000 SPV Credit Facility with KeyBank National Association, as agent, through the Company’s wholly-owned subsidiary, the SPV. The Company’s ability to borrow under the SPV Credit Facility is subject to certain financial and restrictive covenants as well as availability under the borrowing base, which permits the Company to borrow up to 72% of the principal balance of its portfolio company investments depending on the type of investment, subject to a maximum advance rate on the portfolio of 67%. The Company entered into an amendment to the SPV Credit Facility on July 15, 2024 to, among other things, reduce the interest rate applicable to the borrowings to SOFR plus 2.40%, remove the SOFR credit spread adjustment as a component of pricing thereunder, and extend both the reinvestment period and the maturity date of the SPV Credit Facility. Under the terms of the amended SPV Credit Facility, the SPV is permitted to reinvest available cash and make new borrowings under the SPV Credit Facility through July 16, 2027. The maturity date of the SPV Credit Facility is July 16, 2029. Distributions from the SPV to the Company are limited by the terms of the SPV Credit Facility, which generally allows for the distribution of net interest income pursuant to a waterfall quarterly during the reinvestment period. As of December 31, 2024 and 2023, the fair value of investments of the Company that were held in the SPV as collateral for the SPV Credit Facility was $722,845 and $759,141, respectively, and these investments are identified on the accompanying consolidated schedules of investments.
During the reinvestment period, borrowings under the SPV Credit Facility bear interest at an annual rate of SOFR (one or three month, at the SPV’s option and subject to a SOFR minimum of 0.50%) plus a margin ranging from 2.40% to a maximum of 2.70%, depending on the level of utilization of the facility and the number of obligors of eligible loans pledged as collateral in the SPV. After the reinvestment period, borrowings under the SPV Credit Facility bear interest at an annual rate of SOFR plus 3.00%. In addition to the stated interest rate on borrowings, the SPV is required to pay an unused commitment fee of (i) 0.50% per annum on any unused portion of the SPV Credit Facility when the outstanding borrowings are less than or equal to 60% of the facility amount and (ii) 0.35% per annum on any unused portion of the SPV Credit Facility when the outstanding borrowings are greater than 60% of the facility amount. As of December 31, 2024 and 2023, the outstanding borrowings were accruing at a weighted average interest rate of 7.0% and 8.2%, respectively.
SPV II Credit Facility
On December 20, 2022, the Company entered into the SPV II Credit Facility with KeyBank National Association, as lead arranger and administrative agent, through a special purpose wholly-owned subsidiary, SPV II. The SPV II Credit Facility initially allowed SPV II to borrow an aggregate principal amount of $100,000, and includes an accordion feature, which allows the Company, under certain circumstances, to increase the total size of the facility upon request to the administrative agent and with the consent of one or more increasing or additional lenders. Through a series of amendments, most recently on June 18, 2024, the Company increased the facility amount pursuant to the accordion feature of the SPV II Credit Facility to $245,447. As of December 31, 2024, the aggregate commitments and principal amount outstanding under the SPV II Credit Facility were $195,998. As of December 31, 2024 and 2023, the fair value of the Company’s investments held in SPV II as collateral for the SPV II Credit Facility was $307,517 and $216,104, respectively, and these investments are identified on the accompanying consolidated schedules of investments.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Borrowings under the SPV II Credit Facility bear interest at Adjusted Term SOFR (subject to a SOFR minimum of 0.50%) plus an applicable margin rate of 2.40% per annum during the initial period, December 20, 2022 through December 20, 2025, and 3.40% per annum during the amortization period, December 21, 2025 through December 20, 2026. The SPV II Credit Facility matures on December 20, 2026, unless sooner terminated in accordance with its terms. As of December 31, 2024 and 2023, the outstanding borrowings were accruing at a weighted average interest rate of 6.9% and 7.7%, respectively.
Under the terms of the SPV II Credit Facility, pursuant to a monthly waterfall and subject to the satisfaction of certain coverage tests and portfolio quality tests, SPV II is permitted to reinvest 25% of principal proceeds during the initial period, with the remaining 75% applied to prepay the SPV II Credit Facility. During the amortization period, pursuant to a monthly waterfall, 100% of principal proceeds must be applied to prepay the SPV II Credit Facility. The SPV II Credit Facility contains representations and warranties and affirmative and negative covenants customary for secured financings of this type. The SPV II Credit Facility also contains customary events of default (subject to certain grace periods, as applicable), including but not limited to the nonpayment of principal, interest or fees, breach of covenants, voluntary or involuntary bankruptcy proceedings and change of control of the borrower.
SPV III Credit Facility
On March 28, 2024, the Company entered into the SPV III Credit Facility with Goldman Sachs Bank USA, as administrative agent, through a special purpose wholly-owned subsidiary, SPV III. The SPV III Credit Facility allows the Company, through SPV III, to borrow an aggregate principal amount of $100,000, and includes an accordion feature which allows the Company, under certain circumstances, to increase the total size of the facility to $250,000 upon request to the administrative agent and with consent of the lenders. The Company's ability to borrow under the SPV III Credit Facility is subject to certain financial and restrictive covenants as well as availability under the borrowing base, which permits the Company to borrow up to 70% of the principal balance of its portfolio company investments, depending on the type of investment. Under the terms of the SPV III Credit Facility, the SPV III is permitted to reinvest available cash and make new borrowings under the SPV III Credit Facility through April 5, 2027. The maturity date of the SPV III Credit Facility is April 5, 2029, unless sooner terminated in accordance with its terms. As of December 31, 2024 and 2023, the fair value of investments of the Company that were held in the SPV III as collateral for the SPV III Credit Facility was $142,151 and zero, respectively, and these investments are identified on the accompanying consolidated schedules of investments.
Borrowings under the SPV III Credit Facility bear interest at Adjusted Term SOFR (subject to a SOFR minimum of 1.00%) plus an applicable margin rate of 2.95% per annum. In addition to the stated interest rate on borrowings, the SPV III is required to pay an unused commitment fee of (i) 0.75% per annum on any unused portion of the SPV III Credit Facility through September 5, 2024 and (ii) 0.50% per annum on any unused portion of the SPV III Credit Facility after September 5, 2024. As of December 31, 2024, the outstanding borrowings were accruing at a weighted average interest rate of 7.3%.
SPV IV Credit Facility
On July 11, 2024, the Company entered into the SPV IV Credit Facility with Capital One, National Association as administrative agent, through a special purpose wholly-owned subsidiary, SPV IV.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
The SPV IV Credit Facility allows the Company, through SPV IV, to borrow an aggregate principal amount of up to $350,000 and includes an accordion feature which allows the Company, under certain circumstances, to increase the total size of the facility to $450,000 upon request to the administrative agent and with consent of the lenders. Under the terms of the SPV IV Credit Facility, SPV IV is permitted to reinvest available cash and make new borrowings under the SPV IV Credit Facility through July 11, 2027. The SPV IV Credit Facility matures on July 11, 2029, unless terminated earlier at the election of the Company, subject to the payment of a customary prepayment fee, or at the election of the administrative agent following the occurrence of an event of default thereunder. Borrowings under the SPV IV Credit Facility bear interest at SOFR (subject to a SOFR minimum of 0.00%) plus an applicable margin rate of 2.15% per annum. Advances under the SPV IV Credit Facility are subject to availability governed by a borrowing base comprised of eligible loan assets, which receive advance rates under the SPV IV Credit Facility of up to 75%. Undrawn capacity under the SPV IV Credit Facility is subject to a non-usage fee of between 0.25% and 0.75% per annum on such undrawn capacity, depending on the level of usage of the SPV IV Credit Facility. As of December 31, 2024 and 2023, the fair value of investments of the Company that were held in the SPV IV as collateral for the SPV IV Credit Facility was $513,208 and zero, respectively, and these investments are identified on the accompanying consolidated schedules of investments.
The SPV IV Credit Facility contains representations and warranties and affirmative and negative covenants customary for secured financings of this type. The SPV IV Credit Facility also contains customary events of default (subject to certain grace periods, as applicable), including but not limited to the nonpayment of principal, interest or fees; breach of covenants; voluntary or involuntary bankruptcy proceedings; and change of control of SPV IV. As of December 31, 2024, the outstanding borrowings were accruing at a weighted average interest rate of 6.5%.
Borrowing under the SPV IV Credit Facility remains subject to the leverage restrictions contained in the 1940 Act.
Asset-Backed Securitizations
2022 Asset-Backed Securitization
On April 7, 2022, the Company completed a $425,000 asset-backed securitization (the “2022 ABS”). The notes offered in the 2022 ABS were issued by the 2022 Issuer, a wholly-owned subsidiary of the Company, and are secured by a diversified portfolio of senior secured loans. The transaction was executed through a private placement of $261,375 of Class A Senior Secured Notes, which bear interest at 4.05% (the “2022 Class A Notes”), $44,625 of Class B Senior Secured Notes, which bear interest at 5.15% (the “2022 Class B Notes”) and $36,125 of Class C Senior Secured Notes, which bear interest at 7.75% (the “2022 Class C Notes” and collectively with the 2022 Class A Notes and the 2022 Class B Notes, the “2022 Secured Notes”), and $82,875 of Subordinated Notes, which do not bear interest (the “2022 Subordinated Notes” and, together with the 2022 Secured Notes, the “2022 Notes”). The Company retained all of the 2022 Class C Notes and the 2022 Subordinated Notes. The 2022 Class A Notes and the 2022 Class B Notes are included as debt on the Company’s consolidated statements of assets and liabilities. As of both December 31, 2024 and 2023, the 2022 Class C Notes and the 2022 Subordinated Notes were eliminated in consolidation.
Through April 22, 2024, the 2022 Issuer was permitted to use all principal collections received on the underlying collateral to purchase new collateral under the direction of MC Advisors, in its capacity as collateral manager of the 2022 Issuer, in accordance with the Company’s investment strategy and subject to customary conditions set forth in the documents governing the 2022 ABS, allowing the Company to maintain the initial leverage in the 2022 ABS. The 2022 Notes are due on April 30, 2032.
As of December 31, 2024 and 2023, the fair value of investments of the Company that were held in the 2022 Issuer as collateral was $396,560 and $425,146, respectively, and these investments are identified on the consolidated schedule of investments. As of both December 31, 2024 and 2023, the 2022 Class A Notes were accruing at a weighted average interest rate of 4.1%. As of both December 31, 2024 and 2023, the 2022 Class B Notes were accruing at a weighted average interest rate of 5.2%.
Distributions from the 2022 Issuer to the Company are limited by the terms of the indenture governing the 2022 ABS, which generally allows for the payment of interest on the 2022 Secured Notes and the distribution of remaining net interest income to the holders of the 2022 Subordinated Notes pursuant to a waterfall quarterly during the reinvestment period.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
2023 Asset-Backed Securitization
On September 15, 2023, the Company completed a $251,169 asset-backed securitization (the “2023 ABS”). The notes offered in the 2023 ABS were executed through a private placement and were issued by the 2023 Issuer, a wholly-owned subsidiary of the Company, and were secured by a diversified portfolio of middle market loans and recurring revenue loans. Through November 20, 2024, the 2023 ABS consisted of $160,750 of Class A Senior Secured Notes, which bore interest at Term SOFR plus 3.50% (the “2023 Class A Notes”), $25,100 of Class B Senior Secured Notes, which bore interest at 11.16% (the “2023 Class B Notes” and collectively with the 2023 Class A Notes, the “2023 Secured Notes”), and $65,319 of Subordinated Notes, which do not bear interest (the “2023 Subordinated Notes” and, together with the 2023 Secured Notes, the “2023 Notes”).
On November 21, 2024, the Company and the 2023 Issuer amended the 2023 ABS to, among other things, (a) refinance the issued 2023 Class A Notes by redeeming in full the $160,750 of 2023 Class A Notes and issuing new Class A Senior Secured Notes in an aggregate principal amount of $163,200 which bear interest at Term SOFR plus 2.35% (the "2023 Class A-R Notes"), (b) refinance the issued 2023 Class B Notes by redeeming in full the $25,100 of 2023 Class B Notes and issuing new Class B Senior Secured Notes in an aggregate principal amount of $25,500 which bear interest at 8.81% (the "2023 Class B-R Notes"), (c) issue new Class C Senior Secured Notes in an aggregate principal amount of $20,400 which bear interest at 11.95% (the "2023 Class C-R Notes" and collectively with the 2023 Class A-R Notes and 2023 Class B-R Notes, the “2023-R Secured Notes”), (d) reduce the outstanding principal balance of the 2023 Subordinated Notes from $65,319 to $45,900, and (e) extend the maturity dates of the 2023-R Secured Notes and the 2023 Subordinated Notes to November 22, 2035 (the Subordinated Notes, together with the 2023-R Secured Notes, the "2023-R Notes"). The 2023-R Secured Notes were issued through a private placement and the Company continued to retain all of the 2023 Subordinated Notes for the purpose of satisfying the risk retention requirements pursuant to a subordinated note purchase agreement entered into as of the original closing date. The 2023 Secured Notes and the 2023-R Secured Notes are included as debt on the consolidated statements of assets and liabilities. As of both December 31, 2024 and 2023, the 2023 Subordinated Notes were eliminated in consolidation.
As of December 31, 2023, the 2023 Class A Notes were accruing at a weighted average interest rate of 8.9%. As of December 31, 2024, the 2023 Class A-R Notes were accruing at a weighted average interest rate of 6.9%. As of December 31, 2023, the 2023 Class B Notes were accruing at a weighted average interest rate of 11.2%. As of December 31, 2024, the 2023 Class B-R Notes were accruing at a weighted average interest rate of 8.8%. As of December 31, 2024, the 2023 Class C-R Notes were accruing at a weighted average interest rate of 12.0%.
Through November 21, 2026, the 2023 Issuer is permitted to use all principal collections received on the underlying collateral to purchase new collateral under the direction of MC Advisors, in its capacity as collateral manager of the 2023 Issuer, in accordance with the Company’s investment strategy and subject to customary conditions set forth in the documents governing the 2023 ABS, allowing the Company to maintain the initial leverage in the 2023 ABS. The 2023 Notes are due on November 22, 2035.
As of December 31, 2024 and 2023, the fair value of investments of the Company that were held in the 2023 Issuer as collateral was $251,846 and $248,175, respectively, and these investments are identified on the consolidated schedule of investments.
Distributions from the 2023 Issuer to the Company are limited by the terms of the indenture governing the 2023 ABS, which generally allows for the payment of interest on the 2023 Secured Notes and the distribution of remaining net interest income to the holders of the 2023 Subordinated Notes pursuant to a waterfall quarterly during the reinvestment period.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Unsecured Notes
2028 Notes
On November 15, 2023, the Company entered into a note purchase agreement (the “2028 Note Purchase Agreement”) governing the issuance of $100,000 in aggregate principal amount of unsecured notes (the “Series A Notes”), due November 15, 2028, with a fixed interest rate of 9.42% per year and $100,000 in aggregate principal amount of unsecured notes (the “Series B Notes”), due December 13, 2028, with a fixed interest rate of 9.42% per year (collectively, the “2028 Notes”), to institutional accredited investors (as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) in a private placement. The 2028 Notes are guaranteed by various subsidiaries of the Company.
Interest on the 2028 Notes is due semiannually on May 15 and November 15 each year, beginning on May 15, 2024. The 2028 Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option at par plus accrued interest to the prepayment date and, if applicable, a make-whole premium. In addition, the Company is obligated to offer to prepay the 2028 Notes at par plus accrued and unpaid interest up to, but excluding, the date of prepayment, if certain change in control events occur. The 2028 Notes are general unsecured obligations of the Company that rank pari passu with all outstanding and future unsecured unsubordinated indebtedness issued by the Company. As of both December 31, 2024 and 2023, the Company had $100,000 in aggregate principal amount of Series A Notes outstanding and $100,000 in aggregate principal amount of Series B Notes outstanding.
The 2028 Note Purchase Agreement contains customary terms and conditions for senior unsecured notes issued in a private placement, including, without limitation, affirmative and negative covenants such as information reporting, maintenance of the Company’s regulation as a business development company within the meaning of the 1940 Act and as a regulated investment company under the Code, as amended, a minimum net worth of $660,865 and a minimum asset coverage ratio of 1.50 to 1.00.
In addition, in the event that a Below Investment Grade Event (as defined in the 2028 Note Purchase Agreement) occurs, the 2028 Notes will bear interest at a fixed rate per annum which is 1.00% above the stated rate of the 2028 Notes from the date of the occurrence of the Below Investment Grade Event to and until the date on which the Below Investment Grade Event is no longer continuing. In the event that a Secured Debt Ratio Event (as defined in the 2028 Note Purchase Agreement) occurs, the 2028 Notes will bear interest at a fixed rate per annum which is 1.50% above the stated rate of the 2028 Notes from the date of the occurrence of the Secured Debt Ratio Event to and until the date on which the Below Investment Grade Event is no longer continuing. In the event that both a Below Investment Grade Event and a Secured Debt Ratio Event have occurred and are continuing, the 2028 Notes will bear interest at a fixed rate per annum which is 2.00% above the stated rate of the 2028 Notes from the date of the occurrence of the later to occur of the Below Investment Grade Event and the Secured Debt Ratio Event to and until the date on which one of such events is no longer continuing.
The 2028 Note Purchase Agreement also contains customary events of default with customary cure and notice periods, including, without limitation, nonpayment, incorrect representation in any material respect, breach of covenant, certain cross-defaults or cross-acceleration under other indebtedness of the Company, certain judgments and orders and certain events of bankruptcy.
The 2028 Notes were offered in reliance on Section 4(a)(2) of the Securities Act. The 2028 Notes have not and will not be registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, as applicable.
As of both December 31, 2024 and 2023, the Series A Notes and the Series B Notes were accruing at a weighted average interest rate of 9.4%.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
2029 Notes
On July 24, 2024, the Company entered into a note purchase agreement (the “2029 Note Purchase Agreement”) governing the issuance of $156,000 in aggregate principal amount of unsecured notes (the "Series C Notes"), due July 24, 2029, with a fixed interest rate of 7.47% per year and $48,000 in aggregate principal amount of unsecured notes (the "Series D Notes"), due September 18, 2029, with a fixed interest rate of 7.47% per year (collectively, the “2029 Notes”), to institutional accredited investors (as defined in Regulation D under the Securities Act) in a private placement. The closing for the Series C Notes occurred on July 24, 2024, and the closing for the Series D Notes occurred on September 18, 2024. The 2029 Notes are guaranteed by various subsidiaries of the Company.
Interest on the 2029 Notes is due semiannually on May 15 and November 15 each year, beginning on November 15, 2024. The 2029 Notes may be redeemed in whole or in part at any time or from time to time at the Company's option, upon notice, in an amount not less than 10% of the aggregate principal amount of 2029 Notes then outstanding in the case of a partial prepayment, at 100% of the principal amount so prepaid, and the Prepayment Settlement Amount (as defined in the 2029 Note Purchase Agreement) applicable to 2029 Notes determined for the prepayment date with respect to such principal amount. In addition, the Company is obligated to offer to prepay 100% of the principal amount of 2029 Notes, together with interest on such 2029 Notes accrued to, but excluding, the date of prepayment. The 2029 Notes are general unsecured obligations of ours that rank pari passu with all outstanding and future unsecured unsubordinated indebtedness issued by us. As of December 31, 2024, the Company had $156,000 in aggregate principal amount of Series C Notes outstanding and $48,000 in aggregate principal amount of Series D Notes outstanding.
The 2029 Note Purchase Agreement contains customary terms and conditions for senior unsecured notes issued in a private placement, including, without limitation, affirmative and negative covenants such as information reporting, maintenance of the Company’s regulation as a business development company within the meaning of the 1940 Act and as a regulated investment company under the Code, a minimum net worth of the greater of (A) $500,000 and (B) an amount equal to the sum of (i) $660,865 plus (ii) an amount equal to 65% of the difference, of (x) the aggregate net proceeds of all sales of Equity Interests (as defined in the 2029 Note Purchase Agreement) by the Company and its subsidiaries during each quarter after October 20, 2023 (other than the proceeds of sales of Equity Interests by and among the Company and its subsidiaries) and (y) the amount paid or distributed by the Company to purchase or redeem its shares of common stock in connection with a tender offer during such quarter and a minimum asset coverage ratio of 1.50 to 1.00.
In addition, in the event that a Below Investment Grade Event (as defined in the 2029 Note Purchase Agreement) occurs, the 2029 Notes will bear interest at a fixed rate per annum which is 1.00% above the stated rate of the 2029 Notes from the date of the occurrence of the Below Investment Grade Event to and until the date on which the Below Investment Grade Event is no longer continuing. In the event that a Secured Debt Ratio Event (as defined in the 2029 Note Purchase Agreement) occurs, the 2029 Notes will bear interest at the interest rate per annum which is 1.50% above the stated rate of the 2029 Note from the date of the occurrence of the Secured Debt Ratio Event to and until the date on which the Secured
Debt Ratio Event is no longer continuing. In the event that a Below Investment Grade Event and a Secured Debt Ratio Event are both continuing at the same time, the 2029 Notes will bear interest at a fixed rate per annum which is 2.00% above the stated rate of the 2029 Notes from the date on which both such events first simultaneously existed until the date on which either or both events is no longer continuing.

The Note Purchase Agreement also contains customary events of default with customary cure and notice periods, including, without limitation, nonpayment, incorrect representation in any material respect, breach of covenant, certain cross-defaults or cross-acceleration under other indebtedness of the Company, certain judgments and orders and certain events of bankruptcy.

The 2029 Notes were offered in reliance on Section 4(a)(2) of the Securities Act. The Notes have not and will not be registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, as applicable.
As of December 31, 2024, the Series C Notes and the Series D Notes were accruing at a weighted average interest rate of 7.5%.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Short-Term Borrowings
To finance the purchase of certain investments, the Company may enter into participation agreements for par/near par trades with a third-party counterparty, whereby the Company simultaneously agrees to sell an investment and re-purchase the same investment back at a premium within a specified period of time, generally not to exceed 60-days from the date it was sold (each such transaction a “Short-Term Borrowing”). The amount, interest rate and terms of these Short-Term Borrowings are negotiated on a transaction-by transaction basis. Each transaction is secured by an interest in an underlying asset which is participated or assigned to the counterparty for the duration of the transaction.
The Company accounts for its Short-Term Borrowings as a type of secured borrowing under ASC Topic 860 – Transfers and Servicing and continues to present the participated investment as an asset and the obligation to repurchase the investment as a liability within debt on the consolidated statements of assets and liabilities. Interest income earned on investments participated under the Short-Term Borrowings and financing charges associated with the Short-Term Borrowings are included within interest income and interest and other debt financing expenses, respectively, on the consolidated statements of operations. Accrued interest receivable on investments and accrued financing charges on the Short-Term Borrowings are included within interest and dividend receivable and interest payable, respectively, on the consolidated statements of assets and liabilities.
As of both of December 31, 2024 and 2023, the Company had no outstanding Short-Term Borrowings.
Components of Interest Expense
The components of the Company’s interest and other debt financing expenses, average debt outstanding and average stated interest rate (i.e., the rate in effect plus spread) were as follows:

	For the Years Ended December 31,
	2024	2023	2022
Interest expense - Revolving Credit Facility	$20,761	$2,153	$—
Interest expense - SPV Credit Facility	23,106	21,101	9,799
Interest expense - SPV II Credit Facility	14,334	11,040	224
Interest expense - SPV III Credit Facility	3,824	—	—
Interest expense - SPV IV Credit Facility	6,060	—	—
Interest expense - 2022 ABS	12,792	12,884	9,448
Interest expense - 2023 ABS	16,990	5,111	—
Interest expense - 2028 Notes	18,840	1,675	—
Interest expense - 2029 Notes	6,108	—	—
Interest expense - Short-Term Borrowings	—	2,223	—
Amortization of debt issuance costs	9,429	5,741	2,263
Total interest and other debt financing expenses	$132,244	$61,928	$21,734
Average debt outstanding	$1,623,935	$828,682	$409,913
Average stated interest rate	7.6%	6.8%	4.7%

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Note 8. Derivative Instruments
The Company enters into foreign currency forward contracts from time to time to help mitigate the impact that an adverse change in foreign exchange rates would have on future principal and interest cash flows from the Company’s investments denominated in foreign currencies. As of December 31, 2024 and 2023, the counterparty to these foreign currency forward contracts was Bannockburn Global Forex, LLC. Net unrealized gain or loss on foreign currency forward contracts are included in net change in unrealized gain (loss) on foreign currency forward contracts and net realized gain or loss on forward currency forward contracts are included in net realized gain (loss) on foreign currency forward contracts on the accompanying consolidated statements of operations.
Certain information related to the Company’s foreign currency forward contracts is presented below as of December 31, 2024 and 2023.

	December 31, 2024
Description	Notional Amount to be Sold		Settlement Date	Gross Amount of Unrealized Gain	Gross Amount of Unrealized Loss	Balance Sheet location of Net Amounts
Foreign currency forward contract	AUD	568	1/17/2025	$20	$—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	560	2/18/2025	20	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	506	3/18/2025	17	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	560	4/16/2025	19	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	542	5/16/2025	17	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	560	6/18/2025	18	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	557	7/16/2025	28	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	559	8/18/2025	27	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	557	9/16/2025	27	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	539	10/17/2025	26	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	557	11/18/2025	26	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	539	12/16/2025	25	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	556	1/20/2026	25	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	554	2/17/2026	25	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	500	3/17/2026	22	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	AUD	47,858	4/20/2026	970	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	GBP	305	1/6/2025	14	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	GBP	270	4/4/2025	12	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	GBP	258	7/7/2025	11	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	GBP	257	10/6/2025	10	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	GBP	255	1/6/2026	10	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	GBP	246	4/7/2026	9	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	GBP	254	7/6/2026	9	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	GBP	259	10/6/2026	9	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	GBP	266	1/6/2027	9	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	GBP	258	4/6/2027	8	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	GBP	259	7/6/2027	8	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	EUR	141	1/7/2025	2	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	EUR	332	4/4/2025	4	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	EUR	352	7/7/2025	5	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	EUR	362	10/6/2025	5	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	EUR	360	1/6/2026	6	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	EUR	351	4/6/2026	6	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	EUR	354	7/6/2026	6	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	EUR	356	10/6/2026	7	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	EUR	354	1/6/2027	7	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	EUR	343	4/6/2027	7	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	EUR	345	7/6/2027	8	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	EUR	347	10/6/2027	8	—	Net unrealized gain on foreign currency forward contracts
Foreign currency forward contract	EUR	359	1/6/2028	9	—	Net unrealized gain on foreign currency forward contracts
				$1,501	$—

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

	December 31, 2023
Description	Notional Amount to be Sold		Settlement Date	Gross Amount of Unrealized Gain	Gross Amount of Unrealized Loss	Balance Sheet location of Net Amounts
Foreign currency forward contract	CAD	429	1/4/2024	$—	$(7)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	143	1/17/2024	—	(4)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	112	2/19/2024	—	(3)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	105	3/19/2024	—	(3)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	424	4/3/2024	—	(7)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	143	4/17/2024	—	(4)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	108	5/17/2024	—	(3)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	118	6/19/2024	—	(4)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	417	7/3/2024	—	(7)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	131	7/17/2024	—	(4)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	111	8/19/2024	—	(3)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	114	9/18/2024	—	(3)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	423	10/2/2024	—	(7)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	134	10/17/2024	—	(4)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	110	11/19/2024	—	(3)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	110	12/18/2024	—	(3)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	409	1/2/2025	—	(7)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	133	1/17/2025	—	(4)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	115	2/20/2025	—	(3)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	91	3/19/2025	—	(3)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	14,653	4/2/2025	—	(254)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	128	4/17/2025	—	(4)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	101	5/19/2025	—	(3)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	107	6/18/2025	—	(3)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	128	7/17/2025	—	(4)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	103	8/19/2025	—	(3)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	103	9/17/2025	—	(3)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	130	10/17/2025	—	(4)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	109	11/19/2025	—	(3)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	CAD	12,243	12/18/2025	—	(371)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	555	1/17/2024	—	(12)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	648	2/16/2024	—	(12)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	599	3/18/2024	—	(12)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	635	4/17/2024	—	(13)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	609	5/16/2024	—	(13)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	506	6/19/2024	—	(12)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	111	6/20/2024	—	(1)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	579	7/16/2024	—	(13)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	594	8/16/2024	—	(14)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	592	9/17/2024	—	(14)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	572	10/17/2024	—	(14)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	590	11/18/2024	—	(15)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	570	12/17/2024	—	(15)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	568	1/17/2025	—	(16)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	560	2/18/2025	—	(16)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	506	3/18/2025	—	(15)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	560	4/16/2025	—	(16)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	542	5/16/2025	—	(16)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	560	6/18/2025	—	(17)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	557	7/16/2025	—	(7)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	559	8/18/2025	—	(7)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	557	9/16/2025	—	(8)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	539	10/17/2025	—	(8)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	557	11/18/2025	—	(9)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	539	12/16/2025	—	(9)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	460	1/19/2026	—	(8)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	96	1/20/2026	—	(2)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	554	2/17/2026	—	(10)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	500	3/17/2026	—	(9)	Net unrealized loss on foreign currency forward contracts
Foreign currency forward contract	AUD	47,858	4/16/2026	—	(2,016)	Net unrealized loss on foreign currency forward contracts
				$—	$(3,087)

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
For the years ended December 31, 2024, 2023 and 2022, the Company recognized net change in unrealized gain (loss) on foreign currency forward contracts of $4,588, $(4,383) and $711, respectively. For the years ended December 31, 2024, 2023 and 2022, the Company recognized net realized gain (loss) on foreign currency forward contracts of $(308), $1,755 and $664, respectively.
Note 9. Income Taxes
The Company has elected to be treated, currently qualifies and intends to qualify annually as a RIC under Subchapter M of the Code. As a RIC, the Company is not taxed on any investment company taxable income or capital gains that it distributes to stockholders. The Company intends to distribute all of its investment company taxable income and capital gains annually. Accordingly, no provision for U.S. federal income tax has been made in the consolidated financial statements.
Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. federal tax regulations, which may differ from amounts in accordance with GAAP and those differences could be material. These book-to-tax differences are either temporary or permanent in nature. Reclassifications due to permanent book-to-tax differences have no impact on net assets.
The following permanent differences were reclassified for tax purposes:

	For the Years Ended December 31,
	2024	2023	2022
Increase (decrease) in capital in excess of par value	$(1,099)	$(495)	$(472)
Increase (decrease) in accumulated undistributed (overdistributed) earnings	1,099	495	472
Taxable income generally differs from net increase (decrease) in net assets resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses and generally excludes unrealized gain (loss) on investments as investment gains and losses are not included in taxable income until they are realized.
Capital losses in excess of capital gains earned in a tax year may generally be carried forward and used to offset capital gains, subject to certain limitations. Under the Regulated Investment Company Modernization Act of 2010, capital losses incurred after September 30, 2011 are not subject to expiration and retain their character as either short-term or long-term capital losses. As of both December 31, 2024 and 2023, the Company had short-term capital loss carryforwards of zero. As of December 31, 2024 and 2023, the Company had long-term capital loss carryforwards of zero and $640, respectively.
The following table reconciles net increase in net assets resulting from operations to taxable income:

	For the Years Ended December 31,
	2024	2023	2022
Net increase (decrease) in net assets resulting from operations	$206,473	$114,558	$45,841
Net change in unrealized (gain) loss	(8,405)	2,952	4,618
Other income (loss) for tax but not book	3,834	1,386	71
Other income not currently taxable	(1,720)	(731)	(585)
Expenses not currently deductible	2,348	448	(566)
Other realized gain (loss) differences	3,795	(3,979)	730
Taxable income before deductions for distributions	$206,325	$114,634	$50,109

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
For income tax purposes, distributions paid to stockholders are reported as ordinary income, return of capital, long term capital gains or a combination thereof. The following table provides the tax character of distributions paid:

	For the Years Ended December 31,
	2024	2023	2022
Ordinary income	$186,789	$105,328	$44,332
Long-term capital gains	—	—	—
Return of capital	—	—	—
Total	$186,789	$105,328	$44,332
The Company’s consolidated Taxable Subsidiaries may be subject to U.S. federal and state income taxes. For the years ended December 31, 2024, 2023 and 2022, the Company recorded a net tax expense of approximately $124, $119 and $43, respectively, for these Taxable Subsidiaries.
As of December 31, 2024, the estimated cost basis of investments for U.S. federal income tax purposes was $4,006,854, resulting in estimated net unrealized gain of $2,119, comprised of estimated gross unrealized gains and losses of $9,704 and $7,585, respectively. As of December 31, 2023, the estimated cost basis of investments for U.S. federal income tax purposes was $2,517,949, resulting in estimated net unrealized gain of $10,218, comprised of estimated gross unrealized gains and losses of $10,260 and $42, respectively.
Note 10. Distributions
The Company’s distributions to stockholders are recorded on the applicable record date. The following table summarizes the distributions declared during the years ended December 31, 2024, 2023 and 2022:

Date Declared	Record Date	Payment Date (1)	Dividend Type	Amount Per Share	Distribution Declared
Year Ended December 31, 2024:
January 4, 2024	January 16, 2024	March 29, 2024	Regular	$0.09	$11,451
January 4, 2024	February 15, 2024	March 29, 2024	Regular	0.09	11,451
January 4, 2024	March 14, 2024	March 29, 2024	Regular	0.09	11,451
April 5, 2024	April 15, 2024	June 28, 2024	Regular	0.09	13,726
April 5, 2024	April 15, 2024	June 28, 2024	Supplemental	0.02	3,050
April 5, 2024	May 15, 2024	June 28, 2024	Regular	0.09	13,726
April 5, 2024	June 17, 2024	June 28, 2024	Regular	0.09	14,786
July 5, 2024	July 15, 2024	September 30, 2024	Regular	0.09	14,848
July 5, 2024	July 15, 2024	September 30, 2024	Supplemental	0.02	3,299
July 5, 2024	August 15, 2024	September 30, 2024	Regular	0.09	14,848
July 5, 2024	September 16, 2024	September 30, 2024	Regular	0.09	16,264
October 4, 2024	October 15, 2024	December 30, 2024	Regular	0.09	16,289
October 4, 2024	October 15, 2024	December 30, 2024	Supplemental	0.02	3,620
October 4, 2024	November 14, 2024	December 30, 2024	Regular	0.09	16,289
October 4, 2024	December 16, 2024	December 30, 2024	Regular	0.09	17,748
December 24, 2024	December 24, 2024	December 30, 2024	Supplemental	0.02	3,943
Total distributions declared				$1.16	$186,789

Year Ended December 31, 2023
January 13, 2023	January 17, 2023	March 31, 2023	Regular	$0.09	$6,217
January 13, 2023	February 15, 2023	March 31, 2023	Regular	0.08	6,208

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Date Declared	Record Date	Payment Date (1)	Dividend Type	Amount Per Share	Distribution Declared
January 13, 2023	March 15, 2023	March 31, 2023	Regular	0.08	6,208
April 6, 2023	April 17, 2023	June 30, 2023	Regular	0.09	7,539
April 6, 2023	April 17, 2023	June 30, 2023	Supplemental	0.01	838
April 6, 2023	May 15, 2023	June 30, 2023	Regular	0.09	7,539
April 6, 2023	June 15, 2023	June 30, 2023	Regular	0.09	8,287
July 6, 2023	July 17, 2023	September 29, 2023	Regular	0.09	8,311
July 6, 2023	July 17, 2023	September 29, 2023	Supplemental	0.01	923
July 6, 2023	August 15, 2023	September 29, 2023	Regular	0.09	8,311
July 6, 2023	September 15, 2023	September 29, 2023	Regular	0.09	9,899
October 5, 2023	October 16, 2023	December 29, 2023	Regular	0.09	9,937
October 5, 2023	October 16, 2023	December 29, 2023	Supplemental	0.01	1,104
October 5, 2023	November 15, 2023	December 29, 2023	Regular	0.09	9,937
October 5, 2023	December 15, 2023	December 29, 2023	Regular	0.09	11,512
December 19, 2023	December 20, 2023	December 29, 2023	Supplemental	0.02	2,558
Total distributions declared				$1.11	$105,328

Year Ended December 31, 2022
January 4, 2022	January 4, 2022	March 31, 2022	Regular	$0.07	$2,439
January 4, 2022	February 1, 2022	March 31, 2022	Regular	0.07	2,439
January 4, 2022	March 1, 2022	March 31, 2022	Regular	0.06	2,435
April 1, 2022	April 18, 2022	June 30, 2022	Regular	0.07	3,222
April 1, 2022	May 16, 2022	June 30, 2022	Regular	0.07	3,223
April 1, 2022	June 17, 2022	June 30, 2022	Regular	0.06	3,730
July 1, 2022	July 15, 2022	September 30, 2022	Regular	0.07	3,759
July 1, 2022	August 15, 2022	September 30, 2022	Regular	0.07	3,759
July 1, 2022	September 16, 2022	September 30, 2022	Regular	0.06	4,321
October 12, 2022	October 17, 2022	December 30, 2022	Regular	0.08	4,794
October 12, 2022	November 14, 2022	December 30, 2022	Regular	0.07	4,787
October 12, 2022	December 16, 2022	December 30, 2022	Regular	0.07	5,424
Total distributions declared				$0.82	$44,332
_________________________________________
(1)The portion of the Company’s distribution that is to be reinvested pursuant to the DRIP is issued to the Company’s stockholders on the payment date.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
The following tables summarize the Company’s distributions reinvested during the years ended December 31, 2024, 2023 and 2022:

Payment Date	NAV Per Share	DRIP Shares Issued	DRIP Shares Value
Year Ended December 31, 2024
March 29, 2024	$10.24	1,406,628	$14,404
June 28, 2024	10.34	1,824,171	18,862
September 30, 2024	10.34	2,031,890	21,010
December 30, 2024	10.39	2,437,639	25,327
Total distributions reinvested		7,700,328	$79,603

Payment Date	NAV Per Share	DRIP Shares Issued	DRIP Shares Value
Year Ended December 31, 2023:
March 31, 2023	$10.13	664,510	$6,731
June 30, 2023	10.25	916,989	9,400
September 29, 2023	10.22	1,044,254	10,672
December 29, 2023	10.25	1,374,587	14,089
Total distributions reinvested		4,000,340	$40,892

Payment Date	NAV Per Share	DRIP Shares Issued	DRIP Shares Value
Year Ended December 31, 2022:
March 31, 2022	$10.10	217,369	$2,195
June 30, 2022	10.16	344,760	3,503
September 30, 2022	10.10	418,151	4,224
December 30, 2022	10.10	537,318	5,427
Total distributions reinvested		1,517,598	$15,349
Note 11. Stock Issuances and Share Repurchase Program
Stock Issuances
As of December 31, 2024, the total number of shares of all classes of capital stock that the Company has the authority to issue was 300,000,000 shares of common stock, par value $0.001 per share.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
The following tables summarize the issuance of shares during the years ended December 31, 2024, 2023 and 2022:

Date	Price Per Share	Shares Issued	Proceeds
For the Year Ended December 31, 2024:
March 15, 2024	$10.24	25,864,010	$264,847
May 16, 2024	10.34	11,786,647	121,874
August 16, 2024	10.34	15,732,189	162,671
November 15, 2024	10.39	16,211,723	168,440
Total		69,594,569	$717,832

Date	Price Per Share	Shares Issued	Proceeds
For the Year Ended December 31, 2023:
March 16, 2023	$10.13	9,474,500	$95,977
May 16, 2023	10.25	8,321,086	85,291
August 16, 2023	10.22	17,653,821	180,422
November 16, 2023	10.25	17,490,825	179,281
Total		52,940,232	$540,971

Date	Price Per Share	Shares Issued	Proceeds
For the Year Ended December 31, 2022:
March 15, 2022	$10.10	12,173,590	$122,953
May 17, 2022	10.16	8,022,706	81,511
August 16, 2022	10.10	8,681,792	87,686
November 15, 2022	10.10	8,895,565	89,845
Total		37,773,653	$381,995
During the years ended December 31, 2024, 2023 and 2022, the Company also issued 7,700,328, 4,000,340 and 1,517,598 shares, with an aggregate value of $79,603, $40,892 and $15,349, respectively, under the DRIP as disclosed in Note 10.
Share Repurchase Program
During 2022, the Company commenced a quarterly share repurchase program in which the Company intends to repurchase, in each quarter, up to 5% of the shares of common stock outstanding as of the close of the previous calendar quarter (the “Share Repurchase Program”), subject to the discretion of the Board. Any such repurchases are subject to approval by the Board, in its discretion, and the availability of cash to fund such repurchases. The Board may amend, suspend or terminate the share repurchase program if it deems such action to be in the Company’s best interest and the best interest of the Company’s stockholders. As a result, share repurchases may not be available each quarter. The Company intends to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 under the Securities Exchange Act of 1934 and the 1940 Act and subject to compliance with applicable covenants and restrictions under the Company’s financing arrangements. All shares repurchased by the Company pursuant to the terms of each tender offer will be redeemed and thereafter will be authorized and unissued shares.
On August 23, 2024, the Board approved an amended and restated dividend reinvestment plan (the “Amended and Restated DRIP”) solely to appoint a new transfer agent as the Plan Administrator (as defined in the Amended and Restated DRIP). The Amended and Restated DRIP became effective on November 1, 2024.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
The following tables summarize the total shares repurchased that were validly tendered under the Share Repurchase Program and not withdrawn during the years ended December 31, 2024, 2023 and 2022:

Date	Price Per Share	Shares Repurchased	Total Cost
For the Year Ended December 31, 2024:
March 28, 2024	$10.24	1,996,254	$20,442
June 27, 2024	10.34	1,142,195	11,810
September 27, 2024	10.34	1,752,160	18,118
December 27, 2024	10.39	932,567	9,689
Total		5,823,176	$60,059

Date	Price Per Share	Shares Repurchased	Total Cost
For the Year Ended December 31, 2023:
March 30, 2023	$10.13	906,750	$9,185
June 29, 2023	10.25	664,987	6,816
September 28, 2023	10.22	618,326	6,319
December 28, 2023	10.25	2,050,939	21,022
Total		4,241,002	$43,342

Date	Price Per Share	Shares Repurchased	Total Cost
For the Year Ended December 31, 2022:
April 15, 2022	$10.10	641,640	$6,480
June 16, 2022	10.16	333,527	3,389
September 16, 2022	10.10	139,216	1,406
December 15, 2022	10.10	208,828	2,110
Total		1,323,211	$13,385
Note 12. Commitments and Contingencies
Commitments: As of December 31, 2024 and 2023, the Company had $896,624 and $358,797, respectively, in outstanding commitments to fund investments under undrawn revolvers, delayed draw commitments and subscription agreements. Management believes that the Company’s available cash balances and/or ability to draw on existing credit facilities or raise additional leverage facilities provide sufficient funds to cover its unfunded commitments as of December 31, 2024.
The table below presents outstanding commitments to fund investments in current portfolio companies as of the following periods:

Portfolio Company	December 31, 2024	December 31, 2023
300 N. Michigan Mezz, LLC (Delayed Draw)	n/a	$3
601 Lafayette Mezz LLC (Delayed Draw)	20,500	n/a
601 Lafayette Mezz LLC (Delayed Draw)	20,500	n/a
95 Percent Buyer, LLC (Revolver)	809	809
A360, Inc. (Delayed Draw)	4,437	n/a
A360, Inc. (Revolver)	2,218	n/a
Acquia Inc. (Delayed Draw)	n/a	3,091

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Portfolio Company	December 31, 2024	December 31, 2023
Acquia Inc. (Revolver)	259	299
Adept AG Holdings, LLC (Revolver)	n/a	24
Aligned Exteriors Group Holdco, LLC (Delayed Draw)	10,000	n/a
Aligned Exteriors Group Holdco, LLC (Revolver)	1,667	n/a
Ambient Enterprises Holdco, LLC (Delayed Draw)	3,794	n/a
Ambient Enterprises Holdco, LLC (Revolver)	1,528	n/a
Amelia Holding II, LLC (Delayed Draw)	n/a	800
Amelia Holding II, LLC (Revolver)	n/a	533
American Broadband and Telecommunications Company LLC (Delayed Draw)	107	161
American Broadband and Telecommunications Company LLC (Revolver)	748	753
Animal Dermatology Group, Inc. (Delayed Draw)	n/a	838
Animal Dermatology Group, Inc. (Delayed Draw)	6,727	n/a
Animal Dermatology Group, Inc. (Delayed Draw)	5,769	n/a
Animal Dermatology Group, Inc. (Revolver)	2,500	2,500
Aperture Companies, LLC (Revolver)	n/a	1,347
Appriss Health, LLC (Revolver)	433	433
Aptean, Inc. (Delayed Draw)	397	n/a
Aptean, Inc. (Revolver)	728	n/a
Aras Corporation (Revolver)	448	43
Arax Midco, LLC (Delayed Draw)	2,131	n/a
Arax Midco, LLC (Revolver)	1,293	n/a
Arcserve Cayman Opco LP (fka Arcstor Midco, LLC) (Delayed Draw)	1,029	n/a
Argano, LLC (Delayed Draw)	n/a	1,443
Arizona Natural Resources, LLC (Revolver)	444	444
ASG II, LLC (Delayed Draw)	n/a	900
ASG III, LLC (Delayed Draw)	n/a	8,421
ASG III, LLC (Delayed Draw)	13,980	n/a
ASG III, LLC (Revolver)	3,158	3,158
Avalara, Inc. (Revolver)	1,000	1,000
Bench Walk Lead, LLC (Delayed Draw)	n/a	980
Bloomerang, LLC (Delayed Draw)	4,800	4,800
Bloomerang, LLC (Revolver)	2,960	3,200
BLP Buyer, Inc. (Delayed Draw)	n/a	6,000
BLP Buyer, Inc. (Revolver)	5,422	6,336
Bluesight, Inc. (Revolver)	5,217	2,609
Bonterra LLC (Revolver)	653	1,270
BTR Opco LLC (fka Born to Run, LLC) (Delayed Draw)	383	n/a
BTRS Holdings Inc. (Delayed Draw)	n/a	431
BTRS Holdings Inc. (Revolver)	667	800
Calabrio, Inc. (Delayed Draw)	n/a	1,173
Calabrio, Inc. (Revolver)	551	413
Calienger Holdings, L.L.C. (Delayed Draw)	n/a	667
Calienger Holdings, L.L.C. (Revolver)	909	909
Caravel Autism Health, LLC (Revolver)	n/a	1,640
Caravel Autism Health, LLC (Delayed Draw)	7,714	n/a
Caravel Autism Health, LLC (Revolver)	5,400	n/a
Catalyst Data Holdings, Inc. (Delayed Draw)	9,900	n/a
Catalyst Data Holdings, Inc. (Delayed Draw)	759	n/a
Catalyst Data Holdings, Inc. (Delayed Draw)	9,900	n/a
Catalyst Data Holdings, Inc. (Revolver)	3,300	n/a
Catalyst Data Holdings, Inc. (Common Units)	835	n/a

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Portfolio Company	December 31, 2024	December 31, 2023
Cdata Software, Inc. (Delayed Draw)	3,616	n/a
Cdata Software, Inc. (Delayed Draw)	4,255	n/a
Cdata Software, Inc. (Revolver)	5,106	n/a
Centaur (Palm Beach) Owner LLC and Panther National Golf Club LLC (Revolver)	n/a	4,117
Centaur (Palm Beach) Owner LLC and Panther National Golf Club LLC (Delayed Draw)	n/a	2,522
Chess.com, LLC (Revolver)	1,413	1,413
Clydesdale Holdings, LLC (Delayed Draw)	n/a	3,825
Clydesdale Holdings, LLC (Delayed Draw)	6,000	n/a
Clydesdale Holdings, LLC (Revolver)	4,523	4,523
Cosmos Bidco, Inc. (Delayed Draw)	n/a	6,750
Cosmos Bidco, Inc. (Delayed Draw)	10,286	n/a
Cosmos Bidco, Inc. (Revolver)	5,625	5,625
Cpex Purchaser, LLC (Delayed Draw)	1,906	n/a
Cpex Purchaser, LLC (Revolver)	10,452	n/a
Crownpeak Technology, Inc. (Revolver)	n/a	108
DataOnline Corp. (Revolver)	3,146	n/a
Demakes Borrower, LLC (Delayed Draw)	1,372	1,372
Denali Midco 2, LLC (Delayed Draw)	n/a	3,833
Destination Media, Inc. (Delayed Draw)	n/a	2,855
Destination Media, Inc. (Revolver)	536	536
Dorado Acquisition, Inc. (Revolver)	1,670	1,670
Douglas Holdings, Inc. (Delayed Draw)	2,595	n/a
Douglas Holdings, Inc. (Delayed Draw)	5,957	n/a
Douglas Holdings, Inc. (Delayed Draw)	5,416	n/a
Douglas Holdings, Inc. (Revolver)	2,166	n/a
Drawbridge Partners, LLC (Delayed Draw)	396	1,890
Drawbridge Partners, LLC (Revolver)	2,609	2,609
ecMarket Inc. and Conexiom US Inc. (Delayed Draw)	n/a	386
ecMarket Inc. and Conexiom US Inc. (Delayed Draw)	569	n/a
ecMarket Inc. and Conexiom US Inc. (Revolver)	2,067	2,067
E-Discovery Acquireco, LLC (Revolver)	2,727	1,818
Edustaff, LLC (Revolver)	2,364	2,364
Epika Fleet Services, Inc. (Delayed Draw)	4,413	n/a
Epika Fleet Services, Inc. (Delayed Draw)	2,158	n/a
Epika Fleet Services, Inc. (Revolver)	3,040	n/a
EverService Midco, LLC (Revolver)	8,919	n/a
Evolve Biologics Inc. (Delayed Draw)	n/a	19,411
Evolve Biologics Inc. (Equity commitments)	n/a	2,293
Excelligence Learning Corporation (Revolver)	3,219	n/a
Exiger LLC (Revolver)	n/a	1,400
Exiger LLC (Delayed Draw)	n/a	4,928
Expedited Travel, LLC (Revolver)	1,500	1,500
Express Wash Acquisition Company, LLC (Revolver)	241	241
FH BMX Buyer, Inc. (Delayed Draw)	4,800	n/a
Fiasco Enterprises, LLC (Revolver)	1,750	1,750
Forest Buyer, LLC (Revolver)	2,719	n/a
Freedom U.S. Acquisition Corporation (Revolver)	5,100	n/a
Fueled Digital Media, LLC (Revolver)	81	81
Gargoyle Enterprises, Inc. (Revolver)	n/a	833
GC Champion Acquisition LLC (Delayed Draw)	3,430	n/a
Guardian Restoration Partners Buyer, LLC (Delayed Draw)	13,245	n/a

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Portfolio Company	December 31, 2024	December 31, 2023
Guardian Restoration Partners Buyer, LLC (Revolver)	3,000	n/a
Harlem Acquisition, LLC (Delayed Draw)	9,143	n/a
Harlem Acquisition, LLC (Revolver)	5,608	n/a
Helping Hands Childrens Services Management, LLC (Delayed Draw)	4,600	n/a
Helping Hands Childrens Services Management, LLC (Revolver)	2,300	n/a
HS4 Acquisitionco, Inc. (Revolver)	106	107
Huckabee Acquisition, LLC (Delayed Draw)	6,522	n/a
Huckabee Acquisition, LLC (Revolver)	3,913	n/a
IDIG Parent, LLC (Common stock)	34	34
IF & P Holdings Company, LLC (Delayed Draw)	959	n/a
IF & P Holdings Company, LLC (Revolver)	2,471	1,358
Independence Buyer, Inc. (Revolver)	2,371	2,964
InsideRE, LLC (Revolver)	965	965
Interstate BidCo, LLC (Delayed Draw)	n/a	8,333
Interstate BidCo, LLC (Delayed Draw)	12,397	n/a
Interstate BidCo, LLC (Revolver)	3,125	3,125
Ivex Holdco Inc. and Induspac Holdco Inc. (Delayed Draw)	6,114	n/a
Ivex Holdco Inc. and Induspac Holdco Inc. (Revolver)	3,261	n/a
Izzio Artisan Bakery, LLC (Delayed Draw)	10,357	n/a
J2 BWA Funding III, LLC (Delayed Draw)	4,834	6,688
J2 BWA Funding III, LLC (Equity commitment)	697	697
J2 BWA Funding LLC (Revolver)	1,099	1,214
JDX Studio, LLC (Delayed Draw)	799	n/a
JDX Studio, LLC (Revolver)	2,078	n/a
Jesse Studio Mezz, LLC (Delayed Draw)	7,833	n/a
Jobnimbus Holdings, LLC (Delayed Draw)	7,111	n/a
Jobnimbus Holdings, LLC (Revolver)	5,333	n/a
Keel Platform, LLC (Delayed Draw)	1,647	n/a
Kenco PPC Buyer LLC (Delayed Draw)	n/a	3,870
Kenco PPC Buyer LLC (Revolver)	n/a	4,787
Kingsley Gate Partners, LLC (Delayed Draw)	n/a	2,340
Kingsley Gate Partners, LLC (Revolver)	240	1,200
KL Moon Acquisition, LLC (Delayed Draw)	n/a	1,426
KL Moon Acquisition, LLC (Revolver)	705	921
KT Naples UB LLC (Delayed Draw)	4,652	n/a
The Kyjen Company, LLC (Revolver)	n/a	315
Lifted Trucks Holdings, LLC (Revolver)	2,063	1,587
Light Wave Dental Management, LLC (Revolver)	4,753	1,046
LVF Holdings, Inc. (Revolver)	329	554
Madison Logic Holdings, Inc. (Revolver)	635	1,207
Mammoth Holdings, LLC (Delayed Draw)	n/a	5,455
Mammoth Holdings, LLC (Revolver)	2,727	2,727
MB Purchaser, LLC (Delayed Draw)	6,250	n/a
MB Purchaser, LLC (Revolver)	2,500	n/a
MEI Buyer LLC (Delayed Draw)	n/a	4,054
MEI Buyer LLC (Revolver)	4,775	5,158
Milrose Consultants, LLC (Delayed Draw)	n/a	2,009
Milrose Consultants, LLC (Revolver)	1,846	2,308
Mindbody, Inc. (Revolver)	190	190
Moonraker Acquisitionco LLC (Delayed Draw)	n/a	2,333
Moonraker Acquisitionco LLC (Revolver)	653	840

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Portfolio Company	December 31, 2024	December 31, 2023
Nastel Technologies, LLC (Revolver)	368	368
Nasuni Corporation (Revolver)	3,125	n/a
NationsBenefits, LLC (Delayed Draw)	1,987	n/a
NationsBenefits, LLC (Revolver)	6,806	4,083
NFM & J, L.P. (Delayed Draw)	6,585	7,416
NFM & J, L.P. (Revolver)	5,273	5,273
North Haven USHC Acquisition, Inc. (Revolver)	n/a	312
North Haven USHC Acquisition, Inc. (Delayed Draw)	n/a	698
Northeast Contracting Company, LLC (Revolver)	1,591	n/a
NQ PE Project Colosseum Midco Inc. (Delayed Draw)	n/a	3,244
NQ PE Project Colosseum Midco Inc. (Revolver)	1,825	1,825
Off Hours Spirits, Inc. / Hour Barrel, LLC (Revolver)	133	133
OIS Management Services, LLC (Revolver)	n/a	1,154
Onix Networking Corp. (Revolver)	5,000	5,000
OPOC Acquisition, LLC (Delayed Draw)	3,009	n/a
OPOC Acquisition, LLC (Revolver)	1,083	n/a
Optomi, LLC (Revolver)	2,339	3,189
Oranje Holdco, Inc. (Revolver)	1,750	1,750
Parkhub, Inc. (Delayed Draw)	1,762	n/a
Parkhub, Inc. (Delayed Draw)	3,317	n/a
Parkhub, Inc. (Delayed Draw)	13,938	n/a
Parkhub, Inc. (Revolver)	6,733	n/a
PC Pest Buyer, LLC (Delayed Draw)	28,854	n/a
PC Pest Buyer, LLC (Revolver)	8,400	n/a
PNE Interco LLC (Delayed Draw)	884	n/a
PNE Interco LLC (Revolver)	5,112	n/a
PrecisionX Group, LLC (fka Specialty Manufacturing Buyer, LLC) (Delayed Draw)	n/a	6,004
PrecisionX Group, LLC (fka Specialty Manufacturing Buyer, LLC) (Delayed Draw)	600	n/a
PrecisionX Group, LLC (fka Specialty Manufacturing Buyer, LLC) (Revolver)	2,401	3,002
Premier Roofing L.L.C. (Revolver)	144	808
PRGX Global, Inc (Revolver)	3,024	n/a
Project Accelerate Parent, LLC (Revolver)	3,125	n/a
Prototek LLC (Revolver)	921	921
QF Holdings, Inc. (Revolver)	619	1,092
Quest Resource Management Group, LLC (Delayed Draw)	6,944	n/a
Rampart Exterior Services Buyer, Inc. (Delayed Draw)	7,143	n/a
Rampart Exterior Services Buyer, Inc. (Revolver)	2,679	n/a
Randys Holdings, Inc. (Delayed Draw)	3,994	5,682
Randys Holdings, Inc. (Revolver)	1,501	1,616
Really Great Reading Company, Inc. (Delayed Draw)	n/a	2,526
Really Great Reading Company, Inc. (Revolver)	3,200	3,200
Recorded Future, Inc. (Class A units)	8	8
Recycled Plastics Industries, LLC (Revolver)	446	446
Relativity ODA LLC (Revolver)	n/a	450
Relevate Health Group, LLC (Revolver)	368	579
Rita's Franchise Company, LLC (Revolver)	1,799	n/a
RS Acquisition, LLC (Revolver)	379	379
Russell Investments US Institutional Holdco, Inc. (Revolver)	1,240	n/a
Sparq Holdings, Inc. (Delayed Draw)	578	n/a
Sandvine Corporation (Delayed Draw)	86	n/a
SCP Eye Care Holdco, LLC (Delayed Draw)	n/a	2,909

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Portfolio Company	December 31, 2024	December 31, 2023
SCP Intermediate Holdings, LLC (Delayed Draw)	3,947	n/a
SCP Eye Care Holdco, LLC (Delayed Draw)	20,318	n/a
SCP Eye Care Holdco, LLC (Revolver)	1,442	457
SDG Mgmt Company, LLC (Delayed Draw)	9,906	n/a
SDG Mgmt Company, LLC (Delayed Draw)	11,887	n/a
SDG Mgmt Company, LLC (Delayed Draw)	7,925	n/a
SDG Mgmt Company, LLC (Delayed Draw)	5,741	8,569
SDG Mgmt Company, LLC (Revolver)	1,981	n/a
Second Avenue SFR Holdings II LLC (Revolver)	n/a	1,552
Securly, Inc. (Delayed Draw)	n/a	601
Securly, Inc. (Revolver)	646	n/a
Seran BioScience, LLC (Delayed Draw)	n/a	889
Seran BioScience, LLC (Revolver)	356	356
SFR Holdco 2, LLC (Delayed Draw)	2,852	n/a
SFR Holdco 2, LLC (24.4% of equity commitments)	1,901	n/a
SheerTrans Solutions, LLC (Revolver)	513	508
SI Holdings, Inc. (Integrated Polymer Solutions) (Revolver)	2,316	269
Signiant Inc. (Delayed Draw)	3,000	n/a
Signiant Inc. (Revolver)	1,875	n/a
Simplicity Financial Marketing Group Holdings Inc. (Revolver)	n/a	761
SIP Care Services, LLC (Delayed Draw)	n/a	3,040
SIP Care Services, LLC (Revolver)	n/a	532
Slater Slater Schulman LLP (Delayed Draw)	n/a	7,857
Sparq Holdings, Inc. (Delayed Draw)	n/a	444
Sparq Holdings, Inc. (Revolver)	368	409
Spherix Global Inc. (Revolver)	500	500
Sports Operating Holdings II, LLC (Delayed Draw)	1,785	3,595
Sports Operating Holdings II, LLC (Revolver)	865	865
StarCompliance MidCo, LLC (Revolver)	1,313	198
StormTrap, LLC (Delayed Draw)	n/a	2,222
Summit Professional Education, LLC (Revolver)	326	n/a
Sundance Group Holdings, Inc. (Revolver)	n/a	249
Sundy Village West Mezz Borrower, LLC (Delayed Draw)	9,639	9,639
Sundy Village West Mezz Borrower, LLC (Delayed Draw)	10,166	13,239
Sunstates Security, LLC (Delayed Draw)	13,333	n/a
The Black Tux, LLC (Delayed Draw)	1,944	1,944
The Black Tux, LLC (Revolver)	1,944	1,944
The Gersh Agency, LLC (Delayed Draw)	12,270	n/a
The Gersh Agency, LLC (Revolver)	2,589	n/a
The Gersh Agency, LLC (Revolver)	3,762	n/a
The Smilist DSO, LLC (Delayed Draw)	872	n/a
The Smilist DSO, LLC (Delayed Draw)	11,842	n/a
The Smilist DSO, LLC (Revolver)	1,974	n/a
TigerConnect, Inc. (Delayed Draw)	23	n/a
TigerConnect, Inc. (Delayed Draw)	436	296
TigerConnect, Inc. (Revolver)	1,429	1,429
Touchmath Acquisition LLC (Revolver)	1,429	n/a
Triad Financial Services, Inc. (Equity commitment)	37,053	n/a
Trilon Group, LLC (Delayed Draw)	n/a	867
Trilon Group, LLC (Delayed Draw)	9,450	n/a
Trilon Group, LLC (Revolver)	4,265	356

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Portfolio Company	December 31, 2024	December 31, 2023
Truck-Lite Co., LLC (Delayed Draw)	1,067	n/a
Truck-Lite Co., LLC (Revolver)	1,067	n/a
Ultra Clean Holdco LLC (Delayed Draw)	4,500	n/a
Ultra Clean Holdco LLC (Revolver)	3,000	n/a
Unanet, Inc. (Delayed Draw)	1,350	n/a
Unanet, Inc. (Delayed Draw)	3,555	4,111
Unanet, Inc. (Revolver)	4,316	2,316
Valkyrie Buyer, LLC (Delayed Draw)	3,088	n/a
Valkyrie Buyer, LLC (Delayed Draw)	2,864	n/a
Valkyrie Buyer, LLC (Delayed Draw)	6,667	n/a
Valkyrie Buyer, LLC (Delayed Draw)	3,333	n/a
Valkyrie Buyer, LLC (Delayed Draw)	2,316	n/a
Valkyrie Buyer, LLC (Revolver)	3,509	n/a
Varicent Intermediate Holdings Corporation (Delayed Draw)	6,085	n/a
Varicent Intermediate Holdings Corporation (Revolver)	4,443	n/a
Verdantas LLC (Delayed Draw)	n/a	2,000
Vhagar Purchaser, LLC (Delayed Draw)	1,722	1,722
Vhagar Purchaser, LLC (Revolver)	1,111	1,111
Vice Acquisition Holdco, LLC (Delayed Draw)	n/a	42
Volt Bidco, Inc. (Delayed Draw)	n/a	782
Volt Bidco, Inc. (Revolver)	956	688
W3 Monroe RE Debt LLC (Delayed Draw)	n/a	60
Water Buyer, LLC (Delayed Draw)	6,000	n/a
Water Buyer, LLC (Revolver)	3,000	n/a
WebPT, Inc. (Revolver)	246	397
Whistler Parent Holdings III, Inc. (Delayed Draw)	1,973	n/a
Whistler Parent Holdings III, Inc. (Revolver)	438	n/a
Witkoff/Monroe 700 JV LLC (Delayed Draw)	n/a	1,075
WPEngine, Inc. (Revolver)	1,650	1,650
XanEdu Publishing, Inc. (Revolver)	977	977
Xpress Wellness, LLC (Delayed Draw)	12,050	n/a
Xpress Wellness, LLC (Revolver)	2,769	n/a
ZI Intermediate II, Inc. (Revolver)	4,771	n/a
Zodega Landscaping, LLC (Revolver)	992	1,984
Zodega Landscaping, LLC (Preferred interests)	1,197	1,468
Total Unfunded Portfolio Company Commitments	$896,624	$358,797
Indemnification: In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide general indemnification. The Company’s maximum exposure under these agreements is unknown, as these involve future claims that may be made against the Company but that have not occurred. The Company expects the risk of any future obligations under these indemnification provisions to be remote.
Concentration of credit and counterparty risk: Credit risk arises primarily from the potential inability of counterparties to perform in accordance with the terms of the contract. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties or issuers of the instruments. It is the Company’s policy to review, as necessary, the credit standing of each counterparty.
Market risk: The Company’s investments and borrowings are subject to market risk. Market risk is the potential for changes in the value due to market changes. Market risk is directly impacted by the volatility and liquidity in the markets in which the investments and borrowings are traded.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Legal proceedings: In the normal course of business, the Company may be subject to legal and regulatory proceedings that are generally incidental to its ongoing operations. While there can be no assurance of the ultimate disposition of any such proceedings, the Company is not currently aware of any such proceedings or disposition that would have a material adverse effect on the Company’s consolidated financial statements.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Note 13. Financial Highlights
The following is a schedule of financial highlights for the years ended December 31, 2024, 2023, 2022, 2021, 2020 and 2019:

	For the Years Ended December 31,
	2024	2023	2022	2021	2020	2019
Per share data:
Net asset value at beginning of period (1)	$10.24	$10.13	$10.10	$9.94	$10.00	$10.00
Net investment income (loss) (2)	1.20	1.21	0.90	0.76	0.85	0.57
Net gain (loss) (2)	0.07	(0.02)	(0.07)	0.44	(0.10)	0.22
Net increase (decrease) in net assets resulting from operations (2)	1.27	1.19	0.83	1.20	0.75	0.79
Stockholder distributions - ordinary income	(1.16)	(1.11)	(0.82)	(0.96)	(0.60)	(0.77)
Stockholder distributions - long-term capital gains	—	—	—	(0.02)	—	—
Stockholder distributions - return of capital	—	—	—	(0.02)	—	—
Other (3)	0.02	0.03	0.02	(0.04)	(0.21)	(0.02)
Net asset value at end of period	$10.37	$10.24	$10.13	$10.10	$9.94	$10.00
Total return based on average net asset value (4)	13.08%	12.53%	8.68%	12.26%	5.84%	7.92%
Ratio/Supplemental data:
Net assets at end of period	$2,059,727	$1,302,667	$754,916	$369,448	$137,513	$68,745
Shares outstanding at end of period	198,704,495	127,232,772	74,533,202	36,565,162	13,827,515	6,874,532
Portfolio turnover (5)	20.67%	9.66%	14.38%	22.52%	18.55%	10.43%
Ratio of total investment income to average net assets (6)	24.10%	22.50%	16.08%	13.31%	12.86%	12.53%
Ratio of expenses to average net assets with waivers and expense reimbursement (6)	12.62%	10.89%	7.34%	5.97%	4.02%	5.16%
Ratio of expenses to average net assets without waivers (6)	12.62%	10.89%	7.90%	7.57%	6.82%	8.68%
Ratio of net investment income to average net assets (6)	11.49%	11.61%	8.18%	5.74%	6.04%	3.85%
Ratio of net investment income to average net assets with waivers (6)	11.49%	11.61%	8.74%	7.34%	8.84%	7.37%
_________________________________________
(1)The beginning net asset value for 2019 represents the initial price on January 15, 2019.
(2)The per share data was derived by using the weighted average shares outstanding during the periods presented.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
(3)Includes the impact of different share amounts used in calculating per share data as a result of calculating certain per share data based on weighted average shares outstanding during the year and certain per share data based on shares outstanding as of a year end or transaction date.
(4)Total return is calculated as the change in NAV per share during the period, divided by the beginning NAV per share and assumes reinvestment of dividends at prices obtained by the Company's dividend reinvestment plan during the period.
(5)Ratios for the period January 15, 2019 to December 31, 2019 are not annualized.
(6)Ratios for the period January 15, 2019 to December 31, 2019 are not annualized. Incentive fees included within the ratios are not annualized.

Note 14. Segment Reporting

The Company operates through a single operating and reporting segment with an investment objective to generate both current income and capital appreciation through debt and equity investments. The CODM is comprised of the Company’s Chief Executive Officer and Chief Financial Officer. The CODM assesses the performance and makes operating decisions of the Company on a consolidated basis primarily based on the Company’s net increase (decrease) in net assets resulting from operations (“net income”) and net investment income. In addition to numerous other factors and metrics, the CODM utilizes net income and net investment income as the key metrics in determining the amount of dividends to be distributed to the Company’s stockholders. As the Company’s operations comprise of a single reporting segment, the segment assets are reflected on the accompanying consolidated statements of assets and liabilities as “total assets” and the significant segment expenses are listed on the accompanying consolidated statements of operations.

MONROE CAPITAL INCOME PLUS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
Note 15. Subsequent Events
The Company has evaluated subsequent events through February 28, 2025, the date on which the consolidated financial statements were issued.
Distributions: On January 9, 2025, the Board declared the following distributions:

Record Date	Payment Date	Amount Per Share
January 15, 2025	March 31, 2025	$0.09
February 14, 2025	March 31, 2025	0.09
March 14, 2025	March 31, 2025	0.09
Total distributions declared		$0.27
Affiliate Strategic Transaction: On October 22, 2024, Monroe Capital announced that certain affiliates, including but not limited to MC Management, Monroe Capital Investment Holdings, L.P. (the parent of MC Advisors), and Monroe Capital Intermediate Holdings, LLC (any such affiliate, collectively, “Monroe”), entered into an equity purchase agreement , dated as of October 21, 2024, pursuant to which Momentum US Bidco LLC (the “Acquiror”), an affiliate of Wendel SE (collectively, with its affiliates, “Wendel”), will acquire a 75% interest in Monroe, which shall constitute a change of control of MC Advisors (the “Adviser Change in Control”).
The consummation of the Adviser Change in Control would have resulted in an assignment and corresponding termination of the current Investment Advisory Agreement in accordance with the requirements of 1940 Act. As such, MC Advisors, and the Board sought approval from the Company’s stockholders of a new investment management agreement (the “New Advisory Agreement”) and such approval was received from the Company’s stockholders on February 21, 2025. Under the New Advisory Agreement, there are no changes to the terms, including the fee structure and services to be provided, other than the date and term when compared to the current Investment Advisory Agreement discussed in Note 6. MC Advisors will continue to serve as the investment adviser to the Company and is the counterparty to the New Advisory Agreement, as with the current Investment Advisory Agreement.
The Adviser Change in Control is expected to close in the first quarter of 2025, subject to the satisfaction of customary closing conditions, including the receipt of regulatory clearances and approvals and client consents. It is anticipated that all of the officers and investment professionals of MC Advisors will remain at MC Advisors following the closing of the transaction.
Revolving Credit Facility; On February 20, 2025, the Company increased the facility amount pursuant to the accordion feature of the Revolving Credit Facility from $652,500 to $682,500 of aggregate commitments.
SPV V Credit Facility; On February 21, 2025, MC Income Plus Financing SPV V LLC (the "SPV V"), a direct, wholly-owned, consolidated subsidiary of the Company entered into a senior secured revolving credit facility (the “SPV V Credit Facility”) with Capital One, National Association, as the administrative agent. The SPV V Credit Facility allows the Company, through SPV V, to borrow an aggregate principal amount of up to $250,000 and includes an accordion feature which allows the Company, under certain circumstances, to increase the total size of the facility to $350,000 upon request to the administrative agent and with consent of the lenders. Under the terms of the SPV V Credit Facility, SPV V is permitted to reinvest available cash and make new borrowings under the SPV V Credit Facility through February 21, 2028. The SPV V Credit Facility matures on February 21, 2030, unless terminated earlier at the election of the Company, subject to the payment of a customary prepayment fee, or at the election of the administrative agent following the occurrence of an event of default thereunder. Borrowings under the SPV V Credit Facility bear interest at SOFR (subject to a SOFR minimum of —%) plus an applicable margin rate of 2.15% per annum. Advances under the SPV V Credit Facility are subject to availability governed by a borrowing base comprised of eligible loan assets, which receive advance rates under the SPV V Credit Facility of up to 75%. Undrawn capacity under the SPV V Credit Facility is subject to a non-usage fee of between 0.25% and 0.75% per annum on such undrawn capacity, depending on the level of usage of the SPV V Credit Facility.

Exhibits

Exhibit Number	Description of Document

3.1	Articles of Incorporation (1)

3.2	Articles of Amendment and Restatement (2)

3.3	Amended and Restated Bylaws (17)

3.4	Articles of Amendment (20)

4.1	Descriptions of Securities*

10.1	Expense Agreement between the Company and MC Management (1)

10.2	Investment Advisory Agreement between the Company and MC Advisors (6)

10.3	Administration Agreement between the Company and MC Management (2)

10.4	Trademark License Agreement between the Company and Monroe Capital, LLC (2)

10.5	Form of Indemnification Agreement (2)

10.6	Amended and Restated Dividend Reinvestment Plan of Monroe Capital Income Plus Corporation (30)

10.7	Custody Agreement between the Company and U.S. Bank National Association, as custodian (3)

10.8	Transfer Agent Agreement between the Company and UMB Fund Services, Inc., as transfer agent (30)

10.9
Amended and Restated Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Association as collateral agent, collateral administrator and document custodian (6)

10.10	Purchase and Contribution Agreement between MC Income Plus Financing SPV LLC, as buyer, and the Company, as seller (5)

10.11
Account Control Agreement among MC Income Plus Financing SPV LLC, as pledgor; the Company, as collateral manager; U.S. Bank National Association, in its capacity as collateral agent, as secured party and securities intermediary (5)

10.12
Facility Amount Increase to the Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Association as collateral agent, collateral administrator and document custodian. (4)

10.13
First Amendment and Waiver to the Amended and Restated Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Associated, as collateral agent, collateral administrator and document custodian. (7)

10.14
Second Amendment to the Amended and Restated Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Association as collateral agent, collateral administrator and document custodian. (8)

10.15
Facility Amount Increase to the Amended and Restated Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Association as collateral agent, collateral administrator and document custodian. (8)

10.16
Facility Amount Increase to the Amended and Restated Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Association as collateral agent, collateral administrator and document custodian.(9)

10.17
Facility Amount Increase to the Amended and Restated Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Association as collateral agent, collateral administrator and document custodian.(10)

10.18
Third Amendment to the Amended and Restated Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Association as collateral agent, collateral administrator and document custodian.(11)

10.19
Facility Amount Increase to the Amended and Restated Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Association as collateral agent, collateral administrator and document custodian.(12)

10.20
Facility Amount Increase to the Amended and Restated Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Association as collateral agent, collateral administrator and document custodian.(13)

10.21
Fourth Amendment to the Amended and Restated Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; and U.S. Bank National Association as collateral agent, collateral administrator and document custodian.(14)

10.22	Indenture, dated as of April 7, 2022, by and between Monroe Capital Income Plus ABS Funding, LLC, as Issuer, and U.S. Bank Trust Company, National Association, as Trustee. (15)

10.23	Collateral Management Agreement, dated as of April 7, 2022, by and between Monroe Capital Income Plus ABS Funding, LLC, as Issuer, and Monroe Capital BDC Advisors, LLC, as Collateral Manager.(15)

10.24	Loan Sale and Contribution Agreement, dated as of April 7, 2022, by and between Monroe Capital Income Plus Corporation, as Seller, and Monroe Capital Income Plus ABS Funding, LLC, as Buyer.(15)

10.25	Fee Waiver Letter delivered to Monroe Capital Income Plus Corporation by Monroe Capital BDC Advisors, LLC, dated April 18, 2022.(16)

10.26	Fee Waiver Letter delivered to Monroe Capital Income Plus Corporation by Monroe Capital BDC Advisors, LLC, dated July 28, 2022.(18)

10.27
Term Credit and Security Agreement among MC Income Plus Financing SPV II LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator; and U.S. Bank National Association, as document custodian. (19)

10.28	Purchase and Contribution Agreement between MC Income Plus Financing SPV II LLC, as buyer, and the Company, as seller.(19)

10.29
Account Control Agreement among MC Income Plus Financing SPV II LLC, as pledgor; the company, as collateral manager; U.S. Bank Trust Company, National Association, in its capacity as collateral agent, as secured party; and U.S. Bank National Association, as securities intermediary.(19)

10.30
First Amendment to the Term Credit and Security Agreement among MC Income Plus Financing SPV II LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator; and U.S. Bank National Association, as document custodian.(22)

10.31	Note Purchase Agreement, dated November 15, 2023 by and among Monroe Capital Income Plus Corporation and the purchasers party thereto. (21)

10.32	Indenture dated as of September 15, 2023 by and between Monroe Capital Income Plus ABS Funding II, LLC as Issuer and U.S. Bank Trust Company, National Association as Trustee. (23)

10.33
Collateral Management Agreement, dated as of September 15, 2023 by and between Monroe Capital Income Plus ABS Funding II, LLC, as Issuer and Monroe Capital BDC Advisors, LLC as Collateral Manager, (23)

10.34
Loan Sale and Contribution Agreement, dated as of September 15, 2023, by and between Monroe Capital Income Plus Corporation, as Seller and Monroe Capital Income Plus ABS Funding II, LLC, as Buyer. (23)

10.35
Credit Agreement, dated as of March 28, 2024, by and among the Company, as collateral manager, MC Income Plus Financing SPV III LLC, as borrower, Goldman Sachs Bank USA, as syndication agent, administrative agent and calculation agent, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, and U.S. Bank National Association, as collateral custodian. (24)

10.36	Purchase and Contribution Agreement, dated as of March 28, 2024, by and among the Company, as seller, and MC Income Plus Financing SPV III LLC, as buyer.(24)

10.37
Securities Account Control Agreement, dated as of March 28, 2024, by and among MC Income Plus Financing SPV III, LLC, as pledgor, U.S. Bank Trust Company, National Association, in its capacity as collateral agent, and U.S. Bank National Association, as securities intermediary.(24)

10.38
Facility Amount Increase Request, dated April 9, 2024, between MC Income Plus Financing SPV II LLC, a wholly-owned subsidiary of the Company as borrower, and the Company, as collateral manager, with KeyBank National Association, as administrative agent and lead arranger, the lenders from time to time party thereto, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, and U.S. Bank National Association, as document custodian. (25)

10.39
Loan, Security and Servicing Agreement, dated as of July 11, 2024, by and among the SPV, as borrower; the Company, as the servicer; the lenders from time to time party thereto; Capital One, National Association, as administrative agent, and as swingline lender thereunder; U.S. Bank Trust Company, National Association, as collateral custodian and as the collateral administrator; and U.S. Bank National Association as the document custodian. (26)

10.40	Purchase and Sale Agreement, dated as of July 11, 2024, by and among the Company, as seller, and the SPV, as buyer. (26)

10.41	Master Participation Agreement, dated as of July 11, 2024, by and among the Company, as seller, and the SPV, as buyer. (26)

10.42
Sixth Amendment to the Amended and Restated Revolving Credit and Security Agreement among MC Income Plus Financing SPV LLC, as borrower; the Company, as collateral manager; the lenders from time to time parties thereto; KeyBank National Association, as administrative agent and lead arranger; U.S. Bank Trust Company, National Association, as collateral agent and as collateral administrator; and U.S. Bank National Association as document custodian. (26)

10.43	Note Purchase Agreement, dated July 24, 2024 by and among Monroe Capital Income Plus Corporation and the purchasers party thereto.(27)

10.44	Third Amendment to the Senior Secured Revolving Credit Agreement among the Company, as borrower; the lenders from time to time parties thereto; and ING Capital LLC, as administrative agent.(28)

10.45
Amended and Restated Indenture dated as of November 21, 2024, by and between Monroe Capital Income Plus ABS Funding II, LLC, as Issuer, and U.S. Bank Trust Company, National Association, as Trustee.(29)

10.46
Amended and Restated Collateral Management Agreement, dated as of November 21, 2024, by and between Monroe Capital Income Plus ABS Funding II, LLC, as Issuer and Monroe Capital BDC Advisors, LLC, as Collateral Manager.(29)

10.47
Amended and Restated Loan Sale Agreement, dated as of November 21, 2024, by and between Monroe Capital Income Plus Corporation, as Seller and Monroe Capital Income Plus ABS Funding II, LLC, as Buyer.(29)

19.1	Insider Trading Policy*

21.1	List of Subsidiaries*

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

*	Filed herewith

(1)	Previously filed as an exhibit to amendment no. 1 to the registration Statement on Form 10 (File No. 000-55941) filed with the SEC on July 30, 2018.

(2)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on December 7, 2018.

(3)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on December 14, 2018.

(4)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on December 9, 2019.

(5)	Previously filed as an exhibit to the annual report on Form 10-K filed with the SEC on March 13, 2019.

(6)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on May 5, 2020.

(7)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on November 19, 2020.

(8)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on January 15, 2021.

(9)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on April 27, 2021.

(10)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on June 29, 2021.

(11)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on July 22, 2021.

(12)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on July 30, 2021.

(13)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on August 19, 2021.

(14)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on November 22, 2021.

(15)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on April 13, 2022.

(16)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on April 22, 2022.

(17)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on April 29, 2022.

(18)	Previously filed as an exhibit to the quarterly report on Form 10-Q filed with the SEC on August 12, 2022.

(19)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on December 21, 2022.

(20)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on June 21, 2023.

(21)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on November 17, 2023.

(22)	Previously filed as an exhibit to the annual report on Form 10-K filed with the SEC on March 15, 2023.

(23)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on September 21, 2023.

(24)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on March 29, 2024.

(25)	Previously filed as an exhibit to the quarterly report on Form 10-Q filed with the SEC on August 9, 2024.

(26)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on July 17, 2024.

(27)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on July 30, 2024.

(28)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on November 1, 2024.

(29)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on November 27, 2024.

(30)	Previously filed as an exhibit to the current report on Form 8-K filed with the SEC on August 28, 2024.
ITEM 16. FORM 10-K SUMMARY
None.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 28, 2025
Monroe Capital Income Plus Corporation (Registrant)

By	/s/ Theodore L. Koenig
Theodore L. Koenig
Chairman, Chief Executive Officer and Director
(Principal Executive Officer)

By	/s/ Lewis W. Solimene, Jr.
Lewis W. Solimene, Jr.
Chief Financial Officer and Chief Investment Officer
(Principal Financial and Accounting Officer)
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Theodore L. Koenig	Chairman, Chief Executive Officer and Director	February 28, 2025
Theodore L. Koenig	(Principal Executive Officer)

/s/ Lewis W. Solimene, Jr.	Chief Financial Officer and Chief Investment Officer	February 28, 2025
Lewis W. Solimene, Jr.	(Principal Financial and Accounting Officer)

/s/ Russel Miron	Director	February 28, 2025
Russel Miron

/s/ Roger Schoenfeld	Director	February 28, 2025
Roger Schoenfeld

/s/ Thomas J. Allison	Director	February 28, 2025
Thomas J. Allison